Form 10-K, Exhibit 13
period 1996-12-31
INTER TEL INC
filed 1997-03-21
CIK 350066

MARKET FOR THE REGISTRANT'S COMMON STOCK AND
RELATED STOCKHOLDER MATTERS

         Inter-Tel common stock is traded over-the-counter (symbol INTL) and since February 1983 has been included in the Nasdaq National Market System. As of February 1, 1997 there were of record approximately 1,000 shareholders of the Company's common stock. The Company believes there are approximately 2,000 additional beneficial holders of the Company's common stock. The following table sets forth high and low closing prices reported by Nasdaq.

         Inter-Tel has never paid a cash dividend on its common stock and presently does not intend to do so. Future dividend policy will depend on Company earnings, capital requirements for growth, financial conditions and other factors.

                1996                    High            Low
                First Quarter           18 1/2          11 3/8
                Second Quarter          28 3/8          17 1/2
                Third Quarter           26 5/8          16
                Fourth Quarter          24 1/2          12

                1995                    High            Low
                First Quarter           13               6 7/8
                Second Quarter          16 1/8          11 9/16
                Third Quarter           19 3/4          14 7/8
                Fourth Quarter          17 3/8          13 7/8

SELECTED FINANCIAL DATA
Financial Summary (1)

(In thousands, except
per share amounts and ratios)                        For the years ended December 31,
                                            1996          1995         1994         1993         1992

Net sales                                 $185,884     $150,533     $123,878     $103,373       $88,120

Cost of sales                              104,966       87,696       74,033       63,088        54,031
Research & development                       6,581        5,764        4,537        4,114         3,928
Selling, general and
   administrative                           56,386       43,578       36,502       29,682        25,040
Special charge                               4,542 (2)    1,315 (3)       --           --            --
----------------------------------------------------------------------------------------------------------
Operating income                            13,409 (2)   12,180 (3)    8,806        6,489         5,121
----------------------------------------------------------------------------------------------------------

Interest and other income                    1,974        1,674          904          282           680
Interest expense                               (77)        (106)        (122)        (449)         (736)
----------------------------------------------------------------------------------------------------------
Income before income taxes                  15,306 (2)   13,748 (3)    9,588        6,322         5,065
Income taxes                                 6,264        5,249        3,648        2,381         1,901
----------------------------------------------------------------------------------------------------------

Net income                                  $9,042 (2)   $8,499 (3)   $5,940       $3,941        $3,164
----------------------------------------------------------------------------------------------------------

Net income per share                         $0.68 (2)    $0.71 (3)    $0.54        $0.44         $0.37
----------------------------------------------------------------------------------------------------------
Average shares outstanding                  13,395       12,001       10,900        9,030         8,660
----------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA
Total assets                              $132,611     $118,767      $67,748      $57,467       $37,838
Working capital                             79,709       75,623       37,220       34,244        12,484
Long-term debt                                  --           --           --          188         2,184
Shareholders' equity                        94,934       85,117       45,122       38,605        19,375

----------------------------------------------------------------------------------------------------------
KEY RATIOS
Current ratio                                 4.09         4.36         3.25         3.32          1.87
Term debt/equity                                --           --           --           --          0.11
Return on equity-continuing operations        0.11         0.19         0.15         0.20          0.19
----------------------------------------------------------------------------------------------------------

(1) Financial data for all periods have been restated to reflect the acquisition of Florida Telephone Systems, Inc. in May 1996 accounted for as a pooling of interests.

(2) Operating income includes a special charge of $4.5 million, which reduced net income by $2.7 million or $.20 per share. This special charge reflects the decision by the Company to replace its MIS system software. Without this special charge, the Company would have reported operating income of approximately $18.0 million and net income of approximately $11.8 million, or $.88 per share in the year ended December 31, 1996.

(3) Operating income includes a special charge of $1.3 million, which reduced net income by $815,000, or $.07 per share. This special charge reflects the costs associated with integrating the operations of entities acquired in May 1995. Without this special charge, the Company would have reported operating income of approximately $13.5 million and net income of approximately $9.3 million, or $.78 per share, in the year ended December 31, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

         Inter-Tel is a single point of contact, full service solutions integrator providing AXXESS and Axxent digital business communication platforms, AXXESSORY Talk voice processing platforms, call processing and voice processing software along with various other productivity enhancing software applications, computer telephone integration, and network services and long distance calling services, as well as maintenance, leasing and support services. The Company's Common Stock is quoted on the NASDAQ National Market System under the symbol INTL.

         The Company has developed networks of direct sales offices, dealers and value added resellers (VARs) which sell the Company's products. In recent periods, the Company has focused on expanding its direct sales capabilities and its dealer and VAR network. The Company has acquired a number of resellers of telephony products and integrated these operations with its existing direct sales operations in the same geographic areas and in other strategic markets.

         Sales of systems through the Company's dealers and VARs typically generate lower gross margins than sales through the Company's direct sales organization, although direct sales typically require higher levels of selling, general and administrative expenses. In addition, the Company's long distance and network services typically generate lower gross margins than sales of software and system products. Accordingly, the Company's margins may vary from period to period depending upon distribution channel and product mix. In the event that sales through dealers or sales of long distance services increase as a percentage of net sales, the Company's overall gross margin could decline.

         The Company's operating results depend upon a variety of factors, including the volume and timing of orders received during a period, the mix of products sold and mix of distribution channels, general economic conditions, patterns of capital spending by customers, the timing of new product announcements and releases by the Company and its competitors, pricing pressures and the availability and cost of products and components from the Company's suppliers. In addition, the Company is subject to seasonality in its operating results, as net sales for the first and third quarters are frequently less than those experienced during the fourth and second quarters, respectively.

         The markets served by the Company have been characterized by rapid technological changes and increasing customer requirements. The Company has sought to address these requirements through the development of software enhancements and improvements to existing systems and the introduction of new products and applications. The Company's research and development efforts over the last several years have been focused primarily on developing new products such as the Inter-Tel Axxent system, enhancing the CTI capabilities of the AXXESS digital communications platform, as well as expanding the capacity of the Company's AXXESS and AXXESSORY Talk systems. Current efforts are related to support of industry standard CTI interfaces, development of additional applications and features, the development of an internet voice server
(Vocal'Net), and the development of a LAN-based Communications Server incorporating the Company's Call Processing and Voice Processing software. New applications under development include Basic Rate ISDN, networking, and unified messaging. The software-based architecture of the AXXESS system facilitates maintenance and support, upgrades, and incorporation of additional features and functionality.

         The Company offers to its customers a package of lease financing and other services under the name Totalease. Totalease provides to customers lease financing, maintenance and support services, fixed price upgrades and other benefits. The Company finances this program through the periodic resale of lease rental streams to financial institutions.

         Net sales of the Company have increased substantially in each of the past three years. Such increases were 23.5%, 21.5% and 19.8% in 1996, 1995 and 1994, respectively, over the preceding year. All periods have been restated to reflect the acquisition of Florida Telephone Systems, Inc. in May 1996, which was accounted for as a pooling of interests.

Results of Operations

         The following table sets forth certain statement of operations data of the Company expressed as a percentage of net sales for the periods indicated:

                                                    Year Ended December 31
                                                1996        1995         1994
                                                ----        ----         ----
    Net sales                                  100.0%       100.0%      100.0%
    Cost of sales                               56.5         58.3        59.8
                                               -----        -----       -----
    Gross margin                                43.5         41.7        40.2
    Research and development                     3.5          3.8         3.6
    Selling, general and administrative         30.3         28.9        29.5
    Special charge                               2.5          0.9         0.0
                                               -----        -----       -----
    Operating income                             7.2          8.1         7.1
    Other income                                 1.1          1.1         0.7
    Interest expense                             0.0          0.1         0.1
    Income taxes                                 3.4          3.5         2.9
                                               -----        -----       -----
    Net income                                   4.9%         5.6%        4.8%
                                               -----        -----       -----


Year Ended December 31, 1996 Versus Year Ended December 31, 1995

         Net sales increased 23.5% to $185.9 million in 1996 from $150.5 million in 1995. Sales from direct sales offices accounted for approximately $14.7 million of the increase, and increased sales from wholesale distribution accounted for approximately $12.2 million of the increase. The remaining increases occurred in long distance sales and other operations.

         Gross profit increased to $80.9 million, or 43.5% of net sales in 1996 from $62.8 million, or 41.7% of net sales in 1995. This reflected the continuing transition to the dealer network and the expansion of AXXESS software and systems sales.

         Research and development expenses increased to $6.6 million, or 3.5% of net sales in 1996 from $5.8 million, or 3.8% of net sales, in 1995. These expenses in both 1996 and 1995 were directed principally to the continued development of the AXXESS and Inter-Tel Axxent software and systems, unified messaging and voice processing software, Vocal'Net and Vocal'Net server, and CTI applications. The Company expects that research and development expenses will continue to increase in absolute dollars as the Company continues to develop and enhance existing and new technologies and products. These expenses may vary, however, as a percentage of net sales.

         Selling, general and administrative expenses increased to $56.4 million, or 30.3% of net sales in 1996, from $43.6 million, or 28.9% of net sales, in 1995. This reflected increased incentive and other compensation, costs associated with the implementation of the Company's information systems, additional personnel to support the direct dealer network and expanded long distance operations, and expenses associated with the expansion of international operations. The Company expects that selling, general and administrative expenses will increase in absolute dollars, but may vary as a percentage of net sales.

         During the fourth quarter of 1996, the Company decided to replace its MIS system software with an integrated solution from a more established vendor and accordingly wrote off the software license and implementation costs relating to the system software being replaced. The special pre-tax charge of $4.5 million ($.20 per share after tax), reflects the costs associated with the Company's decision to abandon its current MIS software in favor of different system software.

         Other income increased in 1996 principally from the investment of the funds received from the August 1995 public offering and funds generated through operating cash flow.

         Net income increased 6.4% to $9.0 million, or $.68 per share, in 1996 including the special charge recognized in the fourth quarter, compared to $8.5 million, or $.71 per share, in 1995. Excluding the special charges in both periods, net income would have been $11.8 million, or $.88 per share, for 1996 compared to $9.3 million, or $.78 per share for 1995. In addition, net income per share in 1996 is based on an additional 2.0 million average shares outstanding in 1996, reflecting the August 1995 public stock offering.

Year Ended December 31, 1995 Versus Year Ended December 31, 1994

         Net sales increased 21.5% to $150.5 million in 1995 from $123.9 million in 1994. Sales from direct sales offices accounted for approximately $9.5 million of the increase, with wholesale distribution sales increasing approximately $11.2 million. The remaining increases occurred in long distance sales and other operations.

         Gross profit increased to $62.8 million, or 41.7% of net sales in 1995 from $49.8 million, or 40.2% of net sales in 1994. This reflected the transition to the direct dealer network and the expansion of AXXESS software and systems sales.

         Research and development expenses increased to $5.8 million, or 3.8% of net sales in 1995 from $4.5 million, or 3.6% of net sales, in 1994. These expenses in both 1995 and 1994 were directed principally to the continued development of the AXXESS and Inter-Tel Axxent software and systems, unified messaging and voice processing software applications and CTI applications.

         Selling, general and administrative expenses increased to $43.6 million, or 28.9% of net sales in 1995, from $36.5 million, or 29.5% of net sales, in 1994. This reflected increased incentive and other compensation, costs associated with the implementation of new information systems, additional personnel to support the direct dealer network and expanded long distance operations, and expenses associated with expansion of operations of the Company's Asian subsidiary.

         The special pre-tax charge of $1.3 million ($.07 per share after tax), reflects the costs associated with integrating the operations of American Telcom Corp. of Georgia, Inc. and Access West, Inc. The special charge principally includes costs associated with redundancy in inventories, equipment abandonment, the combination and relocation of business operations, employee reductions and the write-off of intangible assets.

         Other income increased in 1995 principally from the investment of the funds received from the August 1995 public offering and funds generated through operating cash flow.

         Net income increased 43.1% to $8.5 million, or $.71 per share, in 1995 after a special charge recognized in the second quarter, from $5.9 million, or $.54 per share, in 1994. Without the special charge, net income would have been $9.3 million, or $.78 per share, for the year. In addition, net income per share in 1995 is based on an additional 2 million average shares outstanding in August 1995, reflecting the 1995 public stock offering.

Inflation/Currency Fluctuation

         Inflation and currency fluctuations have not previously had a material impact on Inter-Tel's operations. International procurement agreements have traditionally been denominated in U.S. currency. Moreover, a significant amount of contract manufacturing has been or is expected to be moved to domestic sources. The expansion of international operations in the United Kingdom and Europe and anticipated increased sales in Japan and Asia and elsewhere could result in higher international sales as a percentage of total revenues, but international revenues are currently not significant.

Liquidity and Capital Resources

         The Company continues to expand its dealer and direct sales network, which has required and is expected to require working capital for increased accounts receivable and inventories. During 1996, receivables and inventories increased approximately $909,000. This increase was principally funded by cash flow from operations and existing cash balances. The Company also expended approximately $7.0 million during 1996 for property and equipment, which was principally funded by operating cash flow. At December 31, 1996, the Company had $38.9 million in cash and equivalents, which represents a decrease of approximately $704,000 from December 31, 1995.

         The Company has a loan agreement with Bank One, Arizona, NA which provides for a $5.0 million, unsecured revolving line of credit. The credit facility is annually renewable and is available through April 30, 1997. Under the credit facility, the Company has the option to borrow at a prime rate or adjusted LIBOR interest rate. During the year ended December 31, 1996, the credit facility was used primarily to support international letters of credit to suppliers. In August 1995, the Company received approximately $30.7 million from a public offering. The proceeds were used to finance acquisitions, for working capital, capital expenditures and other general corporate purposes.

         The Company offers to its customers lease financing and other services, including its Totalease program, through its Inter-Tel Leasing subsidiary. The Company funds its Totalease program in part through the sale to financial institutions of rental income streams under the leases. Resold Totalease rentals totaling $66.0 million remain unbilled at December 31, 1996. The Company is obligated to repurchase such income streams in the event of defaults by lease customers and, accordingly, maintains reserves based on loss experience and past due accounts. Although the Company to date has been able to resell the rental streams from leases under the Totalease program profitably and on a substantially current basis, the timing and profitability of lease resales could impact the Company's business and operating results, particularly in an environment of fluctuating interest rates. If the Company is required to repurchase rental streams and realizes losses thereon in amounts exceeding its reserves, its operating results will be adversely affected.

         The Company believes that its working capital and credit facilities, together with cash generated from operations, will be sufficient to fund purchases of capital equipment, finance cash acquisitions which the Company may consider and provide adequate working capital for the foreseeable future.
However, to the extent that additional funds are required in the future to address working capital needs and to provide funding for capital expenditures, expansion of the business or additional acquisitions, the Company will seek additional financing. There can be no assurance that additional financing will be available when required or on acceptable terms.

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Ernst & Young LLP,  Independent Auditors

Shareholders and Board of Directors
Inter-Tel, Incorporated

We have audited the accompanying consolidated balance sheets of Inter-Tel, Incorporated and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter-Tel, Incorporated and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                /s/Ernst & Young LLP

Phoenix, Arizona
February 28, 1997

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1996 and 1995

(In thousands)
------------------------------------------------------------------------------------------------------

                                                                     1996                   1995
ASSETS
CURRENT ASSETS
Cash and equivalents                                               $ 38,936               $ 39,640
Accounts receivable, less allowances of
   $3,096  in 1996 and $1,822 in 1995                                29,998                 29,789
Inventories, less allowances of $2,979 in
   1996 and $2,499 in 1995                                           21,280                 20,580
Net investment in sales-leases                                        8,243                  3,629
Prepaid expenses and other assets                                     7,008                  4,501

------------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                105,465                 98,139
PROPERTY, PLANT & EQUIPMENT                                          11,189                 11,813
OTHER ASSETS` 15,957                                                  8,815

------------------------------------------------------------------------------------------------------
                                                                  $ 132,611              $ 118,767

------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                    $ 8,915               $ 11,262
Other current liabilities                                            16,841                 11,254

------------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                            25,756                 22,516

DEFERRED TAX LIABILITY                                                8,635                  7,228
OTHER LIABILITIES                                                     3,286                  3,906

SHAREHOLDERS' EQUITY
Common stock, no par value - authorized 30,000,000
   shares, issued and outstanding -- 12,944,286 shares
   in 1996 and 12,812,874 shares in 1995                             59,875                 58,966
Retained earnings                                                    35,464                 26,422
Currency translation adjustment                                        (359)                  (112)

------------------------------------------------------------------------------------------------------
                                                                     94,980                 85,276
Less receivable from Employee Stock Ownership Trust                     (46)                  (159)

------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                           94,934                 85,117

------------------------------------------------------------------------------------------------------
                                                                  $ 132,611              $ 118,767

------------------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1996, 1995 and 1994

(In thousands, except per share data)
------------------------------------------------------------------------------------------------------

                                                         1996              1995             1994
                                                         ----              ----             ----
NET SALES                                              $185,884          $150,533         $123,878
Cost of sales                                           104,966            87,696           74,033
------------------------------------------------------------------------------------------------------
GROSS PROFIT                                             80,918            62,837           49,845
Research and development                                  6,581             5,764            4,537
Selling, general and administrative                      56,386            43,578           36,502
Special charge                                            4,542             1,315               --
------------------------------------------------------------------------------------------------------

OPERATING INCOME                                         13,409            12,180            8,806
------------------------------------------------------------------------------------------------------

   Other income                                           1,974             1,674              904
   Interest expense                                         (77)             (106)            (122)
------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                               15,306            13,748            9,588

INCOME TAXES
   Current                                                3,480             1,007            2,929
   Deferred                                               2,784             4,242              719
------------------------------------------------------------------------------------------------------
                                                          6,264             5,249            3,648

------------------------------------------------------------------------------------------------------

NET INCOME                                               $9,042            $8,499           $5,940
------------------------------------------------------------------------------------------------------

NET INCOME PER SHARE                                     $ 0.68            $ 0.71           $ 0.54

------------------------------------------------------------------------------------------------------

Average number of common
   shares outstanding                                    13,395            12,001           10,900
------------------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 1996, 1995 and 1994

(In thousands)
----------------------------------------------------------------------------------------------------------------------

                                                                           Currency         Receivable
                                          Common         Retained         Translation          From
                                           Stock         Earnings          Adjustment          ESOP         Total
                                           -----         --------          ----------          ----         -----
----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1993             $ 27,254        $ 11,983            $ (293)       $  (369)      $ 38,575

Exercise of stock options                     187                                                             187
Tax benefit from stock options                103                                                             103
Stock issued in acquisition                    41                                                              41
Net income                                                  5,940                                           5,940
Gain on currency translation                                                    171                           171
Collection from ESOP                                                                           105            105

----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994               27,585          17,923              (122)          (264)        45,122

Issuance of 2,000,000 shares
   of common stock                         30,670                                                          30,670
Exercise of stock options                     503                                                             503
Tax benefit from stock options                208                                                             208
Net income                                                  8,499                                           8,499
Gain on currency translation                                                     10                            10
Collection from ESOP                                                                           105            105

----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995               58,966          26,422              (112)          (159)        85,117
----------------------------------------------------------------------------------------------------------------------

Exercise of stock options                     611                                                             611
Tax benefit from stock options                417                                                             417
Escrow share cancellation from
   prior stock acquisition                   (119)                                                           (119)
Net income                                                  9,042                                           9,042
Loss on currency translation                                                   (247)                         (247)
Collection from ESOP                                                                           113            113

----------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996             $ 59,875        $ 35,464            $ (359)       $   (46)      $ 94,934

----------------------------------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1996, 1995 and 1994

(In thousands)
-----------------------------------------------------------------------------------------------------------

                                                              1996              1995              1994
                                                              ----              ----              ----
OPERATING ACTIVITIES:
Net income                                                 $  9,042          $  8,499          $  5,940
Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation and amortization                           4,097             2,267             1,663
      Provision for losses on receivables                     3,746             1,594               957
      Provision for inventory valuation                         609             1,109               561
      Net contribution to ESOP                                  113               105               105
      (Decrease)/increase in other liabilities                 (604)            1,111               603
      Loss/(Gain) on sale of property and equipment           3,421                16               (18)
      Deferred income taxes                                   2,784             4,242               719
      Effect of exchange rate changes                          (247)               10               171
      Changes in operating assets and liabilities           (15,704)          (18,141)           (5,911)

-----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY
    OPERATING ACTIVITIES                                      7,257               812             4,790

-----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Additions to property and equipment                          (6,951)           (7,921)           (3,882)
Proceeds from sale of property and equipment                    159                 9                63
Cash used in acquisitions                                    (1,780)                --             (131)

-----------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING
    ACTIVITIES                                               (8,572)           (7,912)           (3,950)

-----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Payments on long-term debt                                       --                --              (172)
Net proceeds from stock offering                                 --            30,670                --
Proceeds from exercise of stock options                         611               503               187

-----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY
FINANCING ACTIVITIES                                            611            31,173                15

-----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE)
IN CASH AND EQUIVALENTS                                        (704)           24,073               855

CASH AND EQUIVALENTS AT BEGINNING
    OF YEAR                                                  39,640            15,567            14,712

-----------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                        $ 38,936          $ 39,640          $ 15,567
-----------------------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1996, 1995 and 1994
--------------------------------------------------------------------------------

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

         Description of Business: The Company is in the business of developing and providing telephone systems, voice processing CTI, and network and long distance calling services to businesses principally throughout the United States, as well as providing leasing, support and maintenance services through a direct sales and reseller network.

         Principles of Consolidation: The consolidated financial statements include the accounts of Inter-Tel, Incorporated and all significant subsidiaries (the Company). Intercompany accounts and transactions have been eliminated in consolidation.

         Cash and Equivalents: Cash and equivalents include all highly liquid investments with a remaining maturity of three months or less at date of acquisition. Excess cash and equivalents are primarily invested in mutual funds comprised of foreign and domestic high quality dollar denominated money market instruments rated A-1 by Standard & Poor's Ratings Group, or equivalent.

         Inventories: Inventories, consisting principally of telephone systems, computer equipment and related components, are stated at the lower of cost (first-in, first-out method) or market.

         Property, Plant and Equipment: Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related property. Leasehold improvements are depreciated over the shorter of the related lease terms or the estimated useful lives of the improvements.

         Excess of Purchase Price Over Net Assets Acquired: Purchase prices of acquired businesses that are accounted for as purchases have been allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired are being amortized over 3 to 40 years. Accumulated amortization through December 31, 1996 was $571,390.

         Sales-Leases: The discounted present values of minimum rental payments under sales-type leases are recorded as sales, net of provisions for continuing administration and other expenses over the lease period. The costs of systems installed under these sales-leases, net of residual values at the end of the lease periods, are recorded as costs of sales. Gains or losses resulting from the sale of rental income from such leases are recorded as adjustments to the original sales amounts.

         Income Taxes: Deferred income taxes result from temporary differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

         Advertising: The cost of advertising is expensed as incurred. The Company incurred $437,000; $318,000; and $431,000 in advertising costs during 1996, 1995 and 1994, respectively.

         Stock Based Compensation: The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and accordingly, recognizes no compensation expense for these stock option grants.

              In 1996 the Company adopted Financial Accounting Standards Board ("FASB") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("Statement 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Statement 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted Statement 121 in the first quarter of 1996 and the adoption did not have a material impact to the operations of the Company. During the fourth quarter of 1996, the Company decided to replace its MIS system software with an integrated solution from a more established vendor and accordingly wrote off the software license and implementation costs relating to the system software being replaced. The special pre-tax charge of $4.5 million reflects the costs associated with the Company's decision to abandon its current MIS software in favor of different system software.

         Use of Estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         Net Income Per Share: Net income per share is based on the weighted average number of common shares outstanding during each year and common stock equivalents.

         Reclassifications: Certain reclassifications have been made to the 1995 and 1994 financial statements to conform to the 1996 presentation.

NOTE B --  ACQUISITIONS

         Pooling of Interests: The financial statements for periods prior to 1996 have been restated to include the accounts of Florida Telephone Systems, Inc. ("Florida Telephone"). This corporation was acquired by the Company in a pooling of interests transaction in May 1996, in which 48,193 shares of Inter-Tel common stock were issued. Florida Telephone did not constitute a significant subsidiary as defined by the Securities and Exchange Commission. In the consolidated statements of income, net sales and net income increased/(decreased) as a result of the restatement as follows:

(In thousands, except per share amounts)              Year Ended December 31
                                                       1995            1994

          Net sales                                  $ 1,687          $ 1,261
          Net income                                 $    48          $    (9)
          Net income per share                       $  0.00          $  0.00

         Total shareholders' equity was increased by $63,000 as of January 1, 1994 as a result of the restatement.

         Purchase Transaction: Effective November 29, 1996, the Company acquired 100% of the stock of NTL Corporation ("ComNet") for cash and a short-term note. The transaction has been accounted for as a purchase transaction, and accordingly the results of its operations have been included in the consolidated results of operations since the transaction date. The purchase price has been allocated to the assets and liabilities based on fair values at acquisition. The purchase price over net assets acquired (goodwill) is being amortized over 5 to 10 years, based on the lives of the underlying assets. The acquisition did not include certain components of ComNet's business. Accordingly, separate operating results for ComNet's telecommunications business are not available. ComNet's telecom revenues for 1996 and 1995 were approximately $9.0 million and $7.5 million, respectively.

NOTE C -- NET INVESTMENT IN SALES-LEASES

         Net investment in sales-leases represents the value of sales-leases presently held under the Company's Totalease program. The Company currently sells the rental income from some of the sales-leases. The Company maintains reserves against potential recourse following the resales based upon loss experience and past due accounts. Activity during the years was as follows:

     (In thousands)                               Year Ended December 31
                                              1996          1995          1994

     Sales of rental income                 $ 42,985      $ 25,106      $ 12,423
     Sold income remaining
         unbilled at end of year            $ 65,970      $ 37,256      $ 19,894
     Allowance for uncollectible
         minimum lease payments
         and recourse liability at
         end of year                        $  2,706      $  1,513      $  1,198

         The Company does not expect any significant losses from the recourse provisions related to the sale of rental income. The Company is compensated for administration and servicing of rental income sold.

NOTE D -- PROPERTY, PLANT & EQUIPMENT
                                                             December 31
         (In thousands)                              1996                 1995

         Computer systems and equipment            $20,236              $19,261
         Transportation equipment                    1,737                1,910
         Furniture and fixtures                      3,301                2,722
         Leasehold improvements                      1,037                  724
         Land                                          321                  130
                                                   -------              -------
                                                    26,632               24,747
         Less:  Accumulated depreciation
              and amortization                      15,443               12,934
                                                   -------              -------
                                                   $11,189              $11,813
                                                   =======              =======

NOTE E -- OTHER ASSETS
                                                             December 31
         (In thousands)                              1996                 1995

         Net investment in sales-leases            $11,497               $6,108
         Excess of purchase price over net
              assets acquired, net                   4,334                1,217
         Other assets                                  126                1,490
                                                   -------               ------
                                                   $15,957               $8,815
                                                   =======               ======

NOTE F-- OTHER CURRENT LIABILITIES
                                                             December 31
         (In thousands)                              1996                 1995

         Compensation and employee benefits        $ 6,176              $ 5,528
         Deferred revenues                           2,889                2,136
         Other accrued expenses                      7,776                3,590
                                                   -------              -------
                                                   $16,841              $11,254
                                                   =======              =======

NOTE G -- CREDIT LINE

         The Company maintains a $5,000,000 unsecured bank credit line at prime rate to cover international letters of credit and for other purposes. The credit agreement matures April 30, 1997 and contains certain restrictions and financial covenants. At December 31, 1996, $2,528,131 of the credit line was committed under letter of credit arrangements.

NOTE H -- LEASES

         Rental expense  amounted to $3,538,221;  $2,994,895;  and $2,555,298 in
1996, 1995 and 1994, respectively. Noncancellable operating leases are primarily for buildings. Certain of the leases contain provisions for renewal options and scheduled rent increases. At December 31, 1996, future minimum commitments under noncancellable leases, including a five year lease for its headquarters facility and a 15 year lease for its distribution and support facility, are: 1997 -- $2,823,397; 1998 -- $2,420,669; 1999 -- $1,923,048; 2000 -- $1,447,318; 2001 --
$845,154; thereafter -- $2,248,287.

NOTE I -- INCOME TAXES

         The Company accounts for income taxes under Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" ("Statement 109"). Under Statement 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined (and classified as current or long-term) based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, are as follows:

         (In thousands)                              1996              1995

         Deferred tax liabilities:
              Lease--sales and reserves            $ 12,502          $ 8,927
              Accelerated depreciation                  179              161
                                                   --------          -------
         Total deferred tax liabilities              12,681            9,088
                                                   --------          -------
         Deferred tax assets:
              Inventory basis differences             1,553            1,614
              Accounts receivable reserves            1,135              611
              Maintenance reserve                       317              316
              Accrued vacation pay                      557              424
              Foreign loss carryforwards                794              546
              Other -- net                            1,223            1,011
                                                   --------          -------
         Deferred tax assets                          5,579            4,522
              Less valuation reserve                    794              546
                                                   --------          -------
         Net deferred tax assets                      4,785            3,976
                                                   --------          -------
         Net deferred tax liabilities              $  7,896          $ 5,112
                                                   --------          -------

         During 1996 and 1995, the Company incurred losses of $730,000 and $857,000 with respect to foreign operations. At December 31, 1996, the Company had foreign loss carryforwards of approximately $2,400,000 which will begin to expire in 1999. The valuation allowance increased by $248,000 in 1996 and $191,000 in 1995 due to increases in foreign loss carryforward benefits.

         Federal and state income taxes consisted of the following:

         (In thousands)            1996             1995           1994

              Federal            $ 5,414          $ 4,789        $ 3,045
              State                  850              460            603
                                 -------          -------        -------
                                 $ 6,264          $ 5,249        $ 3,648
                                 -------          -------        -------

         The principal reasons for the difference between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

                                                    1996         1995      1994
         Federal tax at statutory rates
              applied to pre-tax income              34%         34%        34%
         State tax net of federal benefit             4           2          3
         Valuation reserve increase
              for foreign losses                      2           2          3
         Other - net                                  1          --         (2)
                                                    ---       -----       ----
                                                     41%         38%        38%
                                                    ---       -----       ----

NOTE J -- EQUITY TRANSACTIONS

         In a public offering in August 1995, the Company sold 2,000,000 shares of previously unissued common stock.

         Under the Company's Long-Term Incentive Plan, selected officers and key employees are granted options to purchase common stock of the Company at not less than fair market value at date of grant. The options are exercisable at the end of their ten year term, but may become exercisable in annual installments if predetermined performance goals and share market value increases are met. During 1994, previously granted options to purchase 420,000 shares at prices of $7.50 to $9.25 per share were canceled and options to purchase 605,000 shares were granted to an expanded group of optionees at the then fair market value of $6.00 per share.

         Under other previous stock option plans, directors, officers and key employees may purchase common stock of the Company at amounts not less than the fair market value at the date of grant. These options generally have a term of five to ten years and are exercisable over four to five years commencing one year from the date of grant, except for director stock option grants, which are exercisable commencing six months from the date of grant.

         On November 19, 1993, the Board of Directors authorized the Inter-Tel, Incorporated Long-Term Incentive Plan ("the Long Term Plan"). A total of 1,000,000 shares of common stock has been reserved for issuance under the Long Term Plan. Options must be granted at not less than 100% of the fair market value of the Company's stock at the dates of grant. Options generally vest over four years and expire five to ten years from the date of grant.

         On July 26, 1990, the Company adopted the Director Stock Option Plan ("the Director Plan") and reserved a total of 250,000 shares of common stock for issuance thereunder. Commencing with the adoption of the Plan, each Eligible Director received a one-time automatic grant of an option to purchase 2,500 shares of the Company's common stock. In addition, each Eligible Director shall be granted an option to purchase 2,500 shares upon the date five (5) days after such person became Director, and an additional option to purchase 2,500 shares five (5) days after the date of annual reelection as Director. All options granted have a five year term and fully vest at the end of six months from the grant date. Option activity for the past three years under all plans is as follows:

                                                                Number of Shares
                                                      1996            1995          1994
      Outstanding at beginning of year              847,500         824,500        720,250
      Granted                                       394,000         160,512        627,000
      Exercised                                    (102,500)       (108,887)       (98,750)
      Expired or canceled                           (42,850)        (28,625)      (424,000)
                                                   --------        --------       --------
      Outstanding at end of year                  1,096,150         847,500        824,500
                                                  ---------         -------        -------
      Exercise price range                     $5.75-$20.44    $2.25-$14.50    $1.12-$9.63
      Exercisable at end of year                    289,350         167,083         75,000
      Weighted-average fair value of
      options granted during 1996 and 1995            $4.71           $3.43            N/A

         At December 31, 1996, the Company has reserved 1,257,238 shares of Common Stock for issuance in connection with the stock option plans.

         For the stock option plans discussed above, the Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized in the accompanying financial statements for the stock option plans.

The following table summarizes information about stock options outstanding at December 31, 1996:

                                   Options Outstanding                          Options Exercisable

                        Number                                                   Number
                    Outstanding at    Weighted-Average      Weighted        Exercisable at       Weighted
     Range of        December 31,        Remaining      Average Exercise      December 31,    Average Exercise
  Exercise Price        1996          Contractual Life        Price              1996              Price
   $5.75 - $8.63       589,200            4 years             $5.97            247,900             $5.99
  $9.63 - $14.13       209,450            6 years            $12.72             24,950            $12.17
 $14.50 - $20.44       297,500            5 years            $16.91             16,500            $17.35

         During 1996, the weighted average exercise price of options granted, exercised, and expired or canceled was $16.27, $7.63 and $11.33, respectively.

         Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS 123, the estimated fair value of the options would be amortized to expense over the option's vesting period and the Company's net income and net income per share would have been decreased to the pro forma amounts indicated below for the year ended December 31:

                                                   1996              1995

Net income as reported                            $9,042            $8,499

Pro forma net income                              $8,815            $8,420

Pro forma earnings per share                       $0.66             $0.70

         Pro forma results disclosed are based on the provisions of SFAS 123 using the Black-Scholes option valuation model and are not likely to be representative of the effects on pro forma net income for future years. In addition, The Black-Sholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the estimating models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model using the low end of reasonable assumptions for input variables rather than attempting to identify a best-point estimate. The option pricing model utilized the following weighted average assumptions for 1996 and 1995, respectively: risk free interest rates of 5.0% in each year; dividend yields of 0% in each year; volatility factors of the expected market price of the Company's stock varied among the individual option grants under the plan due to the date of the grant and the stock and exercise price at the time of the grant and ranged from .367 to .449; and a weighted average expected life of the option of 2.5 years for employee stock options which vest over a four year period with a weighted average vesting period of 2.5 years, and 1.5 years for Company director options which vest at the end of six months from the grant date.

NOTE K -- RETIREMENT PLANS

         The Company has two retirement plans for the benefit of all of its employees. Under its 401(k) Retirement Plan, participants may contribute an amount not exceeding 15 percent of compensation received during participation in the Plan. The Company makes voluntary annual contributions to the Plan based on a percentage of contributions made by Plan participants of up to 10 percent of compensation. Contributions to the Plan totaled $394,000; $328,000 and $248,000 in 1996, 1995 and 1994, respectively.

         In 1992, the Company initiated an Employee Stock Ownership Plan (ESOP), advancing $500,000 to the ESOP Trust for the purpose of purchasing common stock of the Company. The Trust purchased 153,500 shares of the Company's common stock in July 1992. The loan is to be repaid over 5 years with 7.5% interest. As the principal amount of the loan is repaid to the Company through Company annual contributions, the equivalent number of shares released are allocated to employees' accounts to be held until retirement. Total shares so allocated were 34,712; 32,290; and 30,037; in 1996, 1995 and 1994, respectively. Contributions to the ESOP totaled $125,000 each in 1996, 1995 and 1994 and are based upon the historic cost of the shares purchased by the ESOP.

NOTE L -- FINANCIAL INSTRUMENTS

         Concentration of Credit Risk: Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, trade accounts receivable, and net investment in sales-leases. The Company maintains cash and equivalents not invested in money market funds with a major bank in its marketplace. The Company performs periodic evaluations of the relative credit standing of the financial institution. Concentrations of credit risk with respect to trade accounts receivable and net investment in sales-leases are limited due to the large number of entities comprising the Company's customer base.

         Fair Value of Financial Instruments: The carrying amount of cash and equivalents, accounts receivable, net investment in sales-leases, and accounts payable reported in the consolidated balance sheets approximate their fair value.

NOTE M -- SUPPLEMENTAL CASH FLOW

(In thousands)
                                                               1996             1995              1994
     Cash paid for:
        Interest                                             $     77         $    106          $    122
        Income taxes                                         $  4,213         $  1,885          $  1,673
                                                             --------         --------           -------
     Changes in operating assets and liabilities:
        Increase in receivables                              $ (8,569)        $(16,368)         $ (4,258)
        Increase in inventories                                (1,309)          (5,997)           (1,984)
        (Increase) decrease in prepaid
           expenses and other assets                           (6,268)            (500)            1,131
        Increase in long-term
            other assets                                       (4,024)          (1,676)           (2,402)
        Increase in accounts
           payable and other current
           liabilities                                          4,466            6,400             1,602
                                                             --------         --------           -------
                                                             $(15,704)        $(18,141)          $(5,911)
                                                             ========         ========           =======

NOTE N -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         A summary of the quarterly results of operations for the years ended December 31, 1996 and 1995 follows:

(In thousands, except per share amounts)

         1996                          1st Qtr    2nd Qtr   3rd Qtr    4th Qtr

         Net sales                     $42,213    $43,736   $47,435    $52,500
         Gross margin                   19,312     19,108    19,616     22,882
         Net income                      2,899      2,784     2,689        670
         Net income per share             $.22       $.21      $.20       $.05
         Average number of
            shares outstanding          13,293     13,431    13,443     13,429

         1995                          1st Qtr    2nd Qtr   3rd Qtr    4th Qtr

         Net sales                     $35,018    $36,924   $38,132    $40,459
         Gross margin                   14,274     15,259    15,919     17,385
         Net income                      1,834      1,342     2,500      2,823
         Net income per share             $.17       $.12      $.20       $.21
         Average number of
            shares outstanding          11,116     11,239    12,343     13,306

         The 1995 quarterly results for net income per share, when totaled, do not equal the net income per share for the year ended December 31, 1995. The 1995 sum of quarterly results for net income per share total $.70, although the total net income per share was actually $.71 per share. See note A for more information regarding the 1996 fourth quarter special charge.
                                       50