Form 10-K, Exhibit 13
period 1997-12-31
INTER TEL INC
filed 1998-03-30
CIK 350066

EXHIBIT 13.0
                 EXCERPTS FROM ANNUAL REPORT TO SECURITY HOLDERS

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Ernst & Young LLP,  Independent Auditors

Shareholders and Board of Directors
Inter-Tel, Incorporated

We have audited the accompanying consolidated balance sheets of Inter-Tel, Incorporated and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter-Tel, Incorporated and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                              /s/Ernst & Young LLP

Phoenix, Arizona
February 20, 1998

 INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1997 and 1996


--------------------------------------------------------------------------------
(In thousands, except share amounts)                        1997          1996

ASSETS
CURRENT ASSETS
Cash and equivalents                                      $ 88,805      $ 38,936
Accounts receivable, less allowances of
   $3,722  in 1997 and $3,096 in 1996                       32,234        29,998
Inventories, less allowances of $5,740 in
   1997 and $2,979 in 1996                                  21,539        21,280
Net investment in sales-leases                               9,196         8,243
Prepaid expenses and other assets                            5,625         7,008

--------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                       157,399       105,465
PROPERTY, PLANT & EQUIPMENT                                 19,559        11,189
OTHER ASSETS`                                               18,030        15,957

--------------------------------------------------------------------------------
                                                         $ 194,988     $ 132,611

--------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                          $ 14,864       $ 8,915
Other current liabilities                                   18,721        16,841

--------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                   33,585        25,756

DEFERRED TAX LIABILITY                                      11,343         8,635
OTHER LIABILITIES                                            4,555         3,286

SHAREHOLDERS' EQUITY
Common stock, no par value - authorized 100,000,000
   shares, issued and outstanding - 26,687,766 shares
   in 1997 and 25,888,572 shares in 1996                    99,229        59,875
Retained earnings                                           46,547        35,464
Currency translation adjustment                              (271)         (359)

--------------------------------------------------------------------------------
                                                           145,505        94,980
Less receivable from Employee Stock Ownership Trust              -          (46)

--------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                 145,505        94,934

--------------------------------------------------------------------------------
                                                         $ 194,988     $ 132,611

================================================================================
See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1997, 1996 and 1995

--------------------------------------------------------------------------------

(In thousands, except per share data)     1997          1996         1995

NET SALES                               $ 223,569    $ 185,884    $ 150,533
Cost of sales                             122,363      104,966       87,696
--------------------------------------------------------------------------------
GROSS PROFIT                              101,206       80,918       62,837

Research and development                    7,998        6,581        5,764
Selling, general and administrative        69,942       56,386       43,578
Special charge                               --          4,542        1,315
--------------------------------------------------------------------------------

OPERATING INCOME                           23,266       13,409       12,180
--------------------------------------------------------------------------------

Other income                                1,383        1,974        1,674
Interest expense                              (47)         (77)        (106)
--------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                 24,602       15,306       13,748

INCOME TAXES
Current                                     8,850        3,480        1,007
Deferred                                    1,070        2,784        4,242
--------------------------------------------------------------------------------
                                            9,920        6,264        5,249

--------------------------------------------------------------------------------

NET INCOME                              $  14,682    $   9,042    $   8,499
--------------------------------------------------------------------------------

NET INCOME PER SHARE
Basic                                   $    0.59    $    0.35    $    0.37
Diluted                                 $    0.57    $    0.34    $    0.36
--------------------------------------------------------------------------------

Average common shares outstanding          24,836       25,780       23,056

Average common shares outstanding
   assuming dilution                       25,983       26,572       23,766
--------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 1997, 1996 and 1995

-------------------------------------------------------------------------------------------------------------------------
                                                                                  Currency     Receivable
(In thousands, except                    Common       Treasury      Retained    Translation       From
 share amounts)                          Stock         Stock        Earnings     Adjustment       ESOP         Total
-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1994              $ 27,585        $   --      $ 17,923        $ (122)       $ (264)     $ 45,122

Issuance of 4,000,000 shares of
  common stock                              30,670                                                                30,670
Exercise of stock options                      503                                                                   503
Tax benefit from stock options                 208                                                                   208
Net income                                                               8,499                                     8,499
Gain on currency translation                                                              10                          10
Collection from ESOP                                                                                   105           105

-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1995                58,966            --        26,422          (112)         (159)       85,117

Exercise of stock options                      611                                                                   611
Tax benefit from stock options                 417                                                                   417
Escrow share cancellation from
  prior stock acquisition                     (119)                                                                 (119)
Net income                                                               9,042                                     9,042
Loss on currency translation                                                            (247)                       (247)
Collection from ESOP                                                                                   113           113

-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1996                59,875            --        35,464          (359)          (46)       94,934

Stock repurchase                                         (27,194)                                                (27,194)
Exercise of stock options                      642         4,533        (3,332)                                    1,843
Tax benefit from stock options               1,967                                                                 1,967
Net income                                                              14,682                                    14,682
Gain on currency translation                                                              88                          88
Collection from ESOP                                                                                    46            46
Stock issued under
   Employee Stock Purchase Plan                256                                                                   256
Issuance of 3,000,000 shares of
   common stock                             36,489        22,661                                                  59,150
Dividends                                                                 (267)                                     (267)

-------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 1997              $ 99,229         $  --      $ 46,547        $ (271)        $  --     $ 145,505
=========================================================================================================================

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1997, 1996 and 1995

----------------------------------------------------------------------------------------------------------

(In thousands)                                                1997              1996             1995

OPERATING ACTIVITIES:
Net income                                                 $ 14,682           $ 9,042           $ 8,499
Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation and amortization                           4,578             4,097             2,267
      Provision for losses on receivables                     4,104             3,746             1,594
      Provision for inventory valuation                       4,021               609             1,109
      Net contribution to ESOP                                   46               113               105
      Increase/(decrease) in other liabilities                1,269              (604)            1,111
      (Gain)/loss on sale of property and equipment             (25)            3,421                16
      Deferred income taxes                                   1,070             2,784             4,242
      Effect of exchange rate changes                            88              (247)               10
      Changes in operating assets and liabilities            (1,633)          (15,704)          (18,141)

----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY
    OPERATING ACTIVITIES                                     28,200             7,257               812

----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Additions to property and equipment                         (12,449)           (6,951)           (7,921)
Proceeds from sale of property and equipment                     63               159                 9
Cash used in acquisitions                                        --            (1,780)               --

----------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING
    ACTIVITIES                                              (12,386)           (8,572)           (7,912)

----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Net proceeds from stock offering                             59,150                --            30,670
Proceeds from exercise of stock options                       1,843               611               503
Proceeds from stock issued under the
   Employee Stock Purchase Plan                                 256                --                --
Treasury stock purchases                                    (27,194)               --                --

----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY
  FINANCING ACTIVITIES                                       34,055               611            31,173

----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE)
  IN CASH AND EQUIVALENTS                                    49,869              (704)           24,073

CASH AND EQUIVALENTS AT BEGINNING
    OF YEAR                                                  38,936            39,640            15,567

----------------------------------------------------------------------------------------------------------
CASH AND EQUIVALENTS AT END OF YEAR                         $88,805          $ 38,936          $ 39,640
----------------------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1997, 1996 and 1995
--------------------------------------------------------------------------------

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

         Description of Business. Inter-Tel is a single point of contact, full service provider of digital business telephone systems, call processing software, voice processing software, call accounting software, Internet Protocol
(IP) telephony software, computer telephone integration applications and long distance calling services. Inter-Tel's products and services include the AXXESS and Inter-Tel Axxent digital business communication software platforms, the AXXESSORY Talk voice processing platform, the Inter-Tel Vocal'Net IP telephony gateway, the Inter-Tel Vocal'Net Service Provider Software and Centralized Accounting Software and Inter-Tel.net, an IP telephony packet switched long distance service. The Company also provides maintenance, leasing and support services for its products.

         Principles of Consolidation. The consolidated financial statements include the accounts of Inter-Tel, Incorporated and all significant subsidiaries (the Company). Intercompany accounts and transactions have been eliminated in consolidation.

         Cash and Equivalents. Cash and equivalents include all highly liquid investments with a remaining maturity of three months or less at date of acquisition. Excess cash and equivalents are primarily invested in mutual funds comprised of foreign and domestic high quality dollar denominated money market instruments rated A-1 by Standard & Poor's Ratings Group, or equivalent.

         Inventories. Inventories, consisting principally of telephone systems, computer equipment and related components, are stated at the lower of cost (first-in, first-out method) or market.

         Property, Plant and Equipment. Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related property which range from 3 years to 12 years. Leasehold improvements are depreciated over the shorter of the related lease terms or the estimated useful lives of the improvements.

         Excess of Purchase Price Over Net Assets Acquired. Purchase prices of acquired businesses that are accounted for as purchases have been allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired are being amortized over 3 to 40 years. Accumulated amortization through December 31, 1997 was $866,744.

         Sales-Leases. The discounted present values of minimum rental payments under sales-type leases are recorded as sales, net of provisions for continuing administration and other expenses over the lease period. The costs of systems installed under these sales-leases, net of residual values at the end of the lease periods, are recorded as costs of sales. Gains or losses resulting from the sale of rental income from such leases are recorded as adjustments to the original sales amounts.

         Income Taxes. Deferred income taxes result from temporary differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

         Advertising. The cost of advertising is expensed as incurred. The Company incurred $577,000; $437,000 and $318,000 in advertising costs during 1997, 1996, and 1995, respectively.

         Stock Based Compensation. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and accordingly, recognizes no compensation expense for these stock option grants.

         Recently Issued Accounting Standards. In 1996, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"), which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS 121 in the first quarter of 1996 and the adoption did not have a material impact to the operations of the Company. During the fourth quarter of 1996, the Company decided to replace its management information system ("MIS") software with an integrated solution from a more established vendor and accordingly wrote off the software license and implementation costs relating to the system software being replaced. The special pre-tax charge of $4.5 million reflects the costs associated with the Company's decision to abandon its current MIS software in favor of different system software.

         In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"), adopted by the Company on December 31, 1997. SFAS No. 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported primary earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the SFAS No. 128 requirements. The impact of SFAS No. 128 on the calculation of fully diluted earnings per share for each of the periods presented was not material.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The adoption of SFAS 131 will have no impact on the Company's consolidated results of operations, financial position or cash flows.

         Recent Pronouncements. In October 1997, the American Institute of Certified Public Accountants issued Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. SOP 97-2 is effective for financial statements for fiscal years beginning after December 15, 1997. Earlier application for financial statements or information that has not been issued is encouraged. The Company is in the process of evaluating if the adoption of SOP97-2 will have an impact, if any, on its software revenue recognition practices.

         Contingencies. The Company is a party to certain litigation in the normal course of business. Management does not anticipate that the resolution of such matters will have a material adverse effect on the Company's consolidated financial position.

         Use of Estimates. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

         Reclassifications. Certain reclassifications have been made to the 1996 and 1995 financial statements to conform to the 1997 presentation.

NOTE B --  ACQUISITIONS

         Effective November 29, 1996, the Company acquired 100% of the stock of NTL Corporation ("ComNet") for cash and a short-term note. The transaction has been accounted for as a purchase transaction, and accordingly, the results of its operations have been included in the consolidated results of operations since the transaction date. The purchase price has been allocated to the assets and liabilities based on fair values at acquisition. The purchase price over net assets acquired (goodwill) is being amortized over 5 to 10 years, based on the lives of the underlying assets. The acquisition did not include certain components of ComNet's business. Accordingly, separate operating results for ComNet's telecommunications business are not available. ComNet's telecommunication revenues for 1996 were approximately $9.0 million.

NOTE C -- NET INVESTMENT IN SALES-LEASES

         Net investment in sales-leases represents the value of sales-leases presently held under the Company's Totalease program. The Company currently sells the rental income from some of the sales-leases. The Company maintains reserves against potential recourse following the resales based upon loss experience and past due accounts. Activity during the years was as follows:

                                          Year Ended December 31
     (In thousands)                    1997          1996         1995

     Sales of rental income           $ 57,812      $ 42,985     $ 25,106
     Sold income remaining
         unbilled at end of year      $ 99,900      $ 65,970     $ 37,256
     Allowance for uncollectible
         minimum lease payments
         and recourse liability at
         end of year                   $ 3,969      $  2,706     $  1,513

         The Company does not expect any significant losses from the recourse provisions related to the sale of rental income. The Company is compensated for administration and servicing of rental income sold.

NOTE D -- PROPERTY, PLANT & EQUIPMENT
                                                    December 31
         (In thousands)                          1997           1996

         Computer systems and equipment        $28,570        $20,236
         Transportation equipment                1,665          1,737
         Furniture and fixtures                  4,043          3,301
         Leasehold improvements                  1,693          1,037
         Land                                    2,619            321
                                                 -----        -------
                                                38,590         26,632
         Less:  Accumulated depreciation
              and amortization                  19,031         15,443
                                                ------         ------
                                               $19,559        $11,189
                                                ======         ======

NOTE E -- OTHER ASSETS
                                                            December 31
         (In thousands)                                 1997             1996

         Net investment in sales-leases              $13,402          $11,497
         Excess of purchase price over net
              assets acquired, net                     4,380            4,334
         Other assets                                    248              126
                                                      ------          -------
                                                     $18,030          $15,957
                                                     =======          =======


NOTE F-- OTHER CURRENT LIABILITIES
                                                            December 31
         (In thousands)                                1997             1996

         Compensation and employee benefits           $8,163           $6,176
         Deferred revenues                             2,947            2,889
         Other accrued expenses                        7,611            7,776
                                                       -----          -------
                                                     $18,721          $16,841
                                                     =======          =======

NOTE G -- CREDIT LINE

         The Company maintains a $7,000,000 unsecured bank credit line at prime rate to cover international letters of credit and for other purposes. The credit agreement matures July 31, 1998 and contains certain restrictions and financial covenants. At December 31, 1997, $390,000 of the credit line was committed under letter of credit arrangements.

NOTE H -- LEASES

         Rental expense amounted to $4,342,000;  $3,538,000;  and $2,995,000; in
1997, 1996 and 1995, respectively. Noncancellable operating leases are primarily for buildings. Certain of the leases contain provisions for renewal options and scheduled rent increases. At December 31, 1997, future minimum commitments under noncancellable leases, including a five year lease for its headquarters facility and a 15 year lease for its distribution and support facility, are: 1998 -- $3,444,000; 1999 -- $2,570,000; 2000 -- $1,788,000; 2001 -- $1,230,000; 2002 --
$733,000; thereafter -- $2,610,000.

NOTE I -- INCOME TAXES

         The Company accounts for income taxes under SFAS Statement No. 109, "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined (and classified as current or long-term) based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         Significant components of the Company's deferred tax liabilities and assets as of December 31, are as follows:

         (In thousands)                               1997          1996

         Deferred tax liabilities:
              Lease--sales and reserves              $15,624      $ 12,502
              Accelerated depreciation                    --           179
                                                     -------      --------
         Total deferred tax liabilities               15,624        12,681
                                                     -------      --------

         Deferred tax assets:

              Inventory basis differences              2,580         1,553
              Accounts receivable reserves             1,357         1,135
              Maintenance reserve                        259           317
              Accrued vacation pay                       604           557
              Foreign loss carryforwards               1,047           794
              Other -- net                             1,858         1,223
                                                     -------      --------
         Deferred tax assets                           7,705         5,579
              Less valuation reserve                   1,047           794
                                                     -------      --------
         Net deferred tax assets                       6,658         4,785
                                                     -------      --------
         Net deferred tax liabilities                $ 8,966       $ 7,896
                                                     =======       =======

         During 1997 and 1996, the Company incurred losses of $722,000 and $730,000 with respect to foreign operations. At December 31, 1997, the Company had foreign loss carryforwards of approximately $3,100,000, which will begin to expire in 1999. The valuation allowance increased by $253,000 in 1997 and $248,000 in 1996 due to increases in foreign loss carryforward benefits.

         Federal and state income taxes consisted of the following:

         (In thousands)           1997            1996            1995

              Federal          $ 8,290          $ 5,414         $ 4,789
              State              1,630              850             460
                                 -----              ---             ---
                               $ 9,920          $ 6,264         $ 5,249
                                 =====            =====           =====

         The principal reasons for the difference between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:
                                                  1997       1996        1995
         Federal tax at statutory rates
              applied to pre-tax income            35%        34%         34%
         State tax net of federal benefit           4          4           2
         Valuation reserve increase
              for foreign losses                    1          2           2
         Other - net                               --          1          --
                                                  ---        ---         ---
                                                   40%        41%         38%
                                                  ===        ===         ===

NOTE J -- EQUITY TRANSACTIONS

         Stock Split. Retroactive adjustments have been made, as appropriate, to Common Stock and per share amounts to reflect the 2-for-1 stock split effected in the form of a stock dividend in October 1997.

         Treasury Stock. During the second quarter of 1997, the Company initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 1,470,000 shares (on a pre-Stock Split basis) of the Common Stock. The Company expended approximately $27.2 million for stock repurchases during 1997, which was funded primarily through existing cash balances. The Company reissued shares through November through stock option exercises and issuances. The proceeds received for the stock reissued was less than its cost basis. Accordingly, the difference was recorded as a reduction to retained earnings.

         Public Stock Offering. In a public offering in December 1997, the Company sold 3,000,000 shares of Common Stock. Net proceeds from the offering were approximately $59,150,000. In conjunction with the offering, all remaining treasury shares were reissued first and the remaining shares issued from previously unissued Common Stock.

         Dividend Policy. On September 24, 1997, the Company's Board of Directors declared a cash dividend (the "Cash Dividend") of $0.01 for every share of Common Stock, payable to shareholders of record as of December 31, 1997, with dividend payments to commence on or about January 15, 1998. Prior to the Cash Dividend, the Company had declared no cash dividends on its Common Stock since incorporation.

         Stock Option Plans. Under the Company's 1994 and 1997 Long-Term Incentive Plans, selected officers and key employees are granted options to purchase Common Stock of the Company at not less than fair market value at date of grant. The options are exercisable at the end of their ten-year term, but may become exercisable in annual installments. In some instances, predetermined performance goals and share market value increases must be met to allow the options to be exercised before the end of the option term.

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

         In November 1993, the Board of Directors authorized the Inter-Tel, Incorporated Long-Term Incentive Plan ("the 1994 Long Term Plan"). A total of 2,000,000 shares of Common Stock has been reserved for issuance under the 1994 Long Term Plan. Options must be granted at not less than 100% of the fair market value of the Company's stock at the dates of grant. Options generally vest over four or five years and expire five to ten years from the date of grant.

         In July 1990, the Company adopted the Director Stock Option Plan ("the Director Plan") and reserved a total of 500,000 shares of Common Stock for issuance thereunder. Commencing with the adoption of the Plan, each Eligible Director received a one-time automatic grant of an option to purchase 5,000 shares of the Company's Common Stock. In addition, each Eligible Director shall be granted an option to purchase 5,000 shares upon the date five (5) days after such person became Director, and an additional option to purchase 5,000 shares five (5) days after the date of annual reelection as Director. All options granted have a five-year term and fully vest at the end of six months from the grant date.

         In February 1997, the Board of Directors authorized the Inter-Tel, Incorporated 1997 Long-Term Incentive Plan ("the 1997 Long Term Plan"). A total of 2,400,000 shares of Common Stock has been reserved for issuance under the 1997 Long Term Plan. Options must be granted at not less than 100% of the fair market value of the Company's stock at the dates of grant. Options generally vest over four or five years and expire ten years from the date of grant.

         Option activity for the past three years under all plans is as follows:

                                                   Number of Shares
                                           1997           1996          1995

  Outstanding at beginning of year       2,192,300      1,695,000     1,649,000
  Granted                                1,523,000        788,000       321,024
  Exercised                              (511,426)      (205,000)     (217,774)
  Expired or canceled                    (241,350)       (85,700)      (57,250)
                                         ---------       --------      --------
  Outstanding at end of year             2,962,524      2,192,300     1,695,000
                                         ---------      ---------     ---------
  Exercise price range                $2.88-$25.88   $2.88-$10.22   $1.13-$7.25
  Exercisable at end of year               587,774        578,700       334,166
  Weighted-average fair value of
    options granted                          $8.42          $2.36         $1.72

         At December 31, 1997, the Company has reserved 4,400,050 shares of Common Stock for issuance in connection with the stock option plans.

         For the stock option plans discussed above, the Company has adopted the disclosure only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation," ("SFAS No. 123"). Accordingly, no compensation cost has been recognized in the accompanying financial statements for the stock option plans.

         The  following  table  summarizes   information   about  stock  options
outstanding at December 31, 1997:

                                   Options Outstanding                             Options Exercisable

                            Number                                                 Number
                        Outstanding at    Weighted-Average      Weighted       Exercisable at      Weighted
    Range of             December 31,        Remaining           Average        December 31,        Average
 Exercise Price              1997         Contractual Life    Exercise Price        1997         Exercise Price
    $2.88 - $4.31           718,579             6 years            $3.01           410,579            $3.01
    $4.81 - $7.06           698,950             7 years            $5.79            74,700            $6.43
   $7.25 - $10.25         1,432,995             8 years            $8.14           102,495            $8.41
  $15.13 - $25.88           112,000             9 years           $22.14                --              N/A

         During 1997, the weighted average exercise price of options granted, exercised, and expired or canceled was $8.42, $4.36 and $5.62, respectively.

         Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1997, 1996 and 1995 consistent with the provisions of SFAS No. 123, the estimated fair value of the options would be amortized to expense over the option's vesting period and the Company's net income and net income per share would have been decreased to the pro forma amounts indicated below for the year ended December 31:

(in thousands, except per share amounts)     1997          1996         1995

Net income as reported                      $14,682       $9,042       $8,499

Pro forma net income                        $14,345       $8,950       $8,455

Pro forma earnings per diluted share         $0.55        $0.34        $0.36

         Pro forma results disclosed are based on the provisions of SFAS No. 123 using the Black-Scholes option valuation model and are not likely to be representative of the effects on pro forma net income for future years. In addition, the Black-Sholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the estimating models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model using the low end of reasonable assumptions for input variables rather than attempting to identify a best-point estimate. The option pricing model utilized the following weighted average assumptions for 1997, 1996 and 1995, respectively: risk free interest rates of 5.0% in each year; dividend yields of 0.25% in 1997 and 0% in 1996 and 1995; volatility factors of the expected market price of the Company's stock averaged
 .30; and a weighted average expected life of the option of 3.0 years for employee stock options which vest over four to five year periods with a weighted average vesting period of 2.5 years and 1.5 years for Company director options which vest at the end of six months from the grant date.

         1997 Employee Stock Purchase Plan. In April 1997, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan (the "Purchase Plan") and reserved 500,000 shares for issuance to eligible employees. Under the Purchase Plan, employees are granted the right to purchase shares of Common Stock at a price per share that is 85% of the lesser of the fair market value of the shares at: (i) the participant's entry date into each six-month offering period, or (ii) the end of each six-month offering period. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, the Company sold 36,018 shares for approximately $256,000 ($7.12 per share) to employees in 1997. At December 31, 1997, 463,982 shares remained authorized under the Plan.

NOTE K - EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:

(in thousands, except per share amounts)
                                                  1997        1996       1995
Numerator:
  Net Income                                   $14,682      $9,042     $8,499
                                                ------       -----      -----

Denominator:
  Denominator for basic earnings per
    share - weighted average shares             24,836      25,780     23,056

  Effect of dilutive securities:
    Employee and director stock options          1,147         792        710
                                                 -----         ---        ---

  Denominator for diluted earnings per
    share - adjusted weighted average
    shares and assumed conversions              25,983      26,572     23,766
                                                ------      ------     ------

Basic earnings per share                        $ 0.59      $ 0.35     $ 0.37
                                                ======      ======     ======

Diluted earnings per share                      $ 0.57      $ 0.34     $ 0.36
                                                ======      ======     ======

         Options which are antidilutive because the exercise price was greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. The number of options to purchase shares of Common Stock that were outstanding during 1997 that were antidilutive were immaterial, because the market price of the Company's stock was generally higher during the course of the year than the prices at which options were granted.

NOTE L -- RETIREMENT PLANS

         The Company has two retirement plans for the benefit of all of its employees. Under its 401(k) Retirement Plan, participants may contribute an amount not exceeding 15 percent of compensation received during participation in the Plan. The Company makes voluntary annual contributions to the Plan based on a percentage of contributions made by Plan participants of up to 10 percent of compensation. Contributions to the Plan totaled $491,000; $394,000 and $328,000 in 1997, 1996 and 1995, respectively.

         In 1992, the Company initiated an Employee Stock Ownership Plan (ESOP), advancing $500,000 to the ESOP Trust for the purpose of purchasing Common Stock of the Company. The Trust purchased 307,000 shares of the Company's Common Stock in July 1992. The loan was paid in full during 1997. As the principal amount of the loan was repaid to the Company through Company annual contributions, the equivalent number of shares released were allocated to employees' accounts to be held until retirement. Total shares so allocated were 32,380; 69,424 and 64,580 in 1997, 1996 and 1995, respectively. Contributions to the ESOP totaled $62,500 in 1997, and $125,000 each 1996 and 1995 and are based upon the historic cost of the shares purchased by the ESOP. After the final allocation of shares in 1997, the ESOP plan was "frozen," so that all eligible participants as of July 1, 1997 became 100% vested in their accounts, regardless of length of service. No further purchases are anticipated through the ESOP, and the Company does not anticipate making future allocations of shares from this plan.

NOTE M -- FINANCIAL INSTRUMENTS

         Concentration of Credit Risk. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, trade accounts receivable, and net investment in sales-leases. The Company maintains cash and equivalents not invested in money market funds with a major bank in its marketplace. The Company performs periodic evaluations of the relative credit standing of the financial institution. Concentrations of credit risk with respect to trade accounts receivable and net investment in sales-leases are limited due to the large number of entities comprising the Company's customer base.

         Fair Value of Financial Instruments. The carrying amount of cash and equivalents, accounts receivable, net investment in sales-leases, and accounts payable reported in the consolidated balance sheets approximate their fair value.

NOTE N -- SUPPLEMENTAL CASH FLOW
(In thousands)                                   1997        1996        1995

Cash paid for:
   Interest                                    $     47    $     77    $    106
   Income taxes                                $  5,914    $  4,213    $  1,885
                                               --------    --------    --------
Changes in operating assets and liabilities:
   Increase in receivables                     $ (7,294)   $ (8,569)   $(16,368)
   Increase in inventories                       (4,280)     (1,309)     (5,997)
   (Increase) decrease in prepaid
      expenses and other assets                   4,407      (6,268)       (500)
   Increase in long-term other assets            (2,028)     (4,024)     (1,676)
   Increase in accounts payable
      and other current liabilities               7,562       4,466       6,400
                                               --------    --------    --------
                                               $ (1,633)   $(15,704)   $(18,141)
                                               ========    ========    ========

NOTE O -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         A summary of the quarterly results of operations for the years ended December 31, 1997 and 1996 follows: (In thousands, except per share amounts)

         1997                                       1st Qtr        2nd Qtr        3rd Qtr        4th Qtr
         Net sales                                  $50,322        $54,823        $56,915        $61,508
         Gross margin                                22,170         24,401         26,298         28,336
         Net income                                   2,670          3,424          3,978          4,610
         Net income per share
              Basic                                   $0.10          $0.13          $0.17          $0.19
              Diluted                                 $0.10          $0.13          $0.16          $0.18
         Average number of common
           shares outstanding -- Basic               25,901         25,438         23,397         24,606
         Average number of common
           shares outstanding -- Diluted             26,450         26,623         24,682         26,179

         1996                                       1st Qtr        2nd Qtr        3rd Qtr        4th Qtr
         Net sales                                  $42,213        $43,736        $47,435        $52,500
         Gross margin                                19,312         19,108         19,616         22,882
         Net income                                   2,899          2,784          2,689            670
         Net income per share
              Basic                                   $0.11          $0.11          $0.10          $0.03
              Diluted                                 $0.11          $0.10          $0.10          $0.03
         Average number of common
           shares outstanding -- Basic               25,546         25,748         25,858         25,885
         Average number of common
           shares outstanding -- Diluted             26,341         26,567         26,607         26,579

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

         This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Annual Report to Shareholders on Form 10-K contain forward-looking statements that involve risks and uncertainties. The words "expects," "anticipates," "believes," "intends," "will" and similar expressions identify forward-looking statements which are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Factors That May Affect Results of Future Operations" and else where in this 10-K.

General

         Inter-Tel is a single point of contact, full service provider of digital business telephone systems, IP telephony products, CTI applications, voice processing software and long distance calling services. Inter-Tel's products and services include the AXXESS and Inter-Tel Axxent digital business communication platforms, the AXXESSORY Talk voice processing platform, the Inter-Tel Vocal'Net IP telephony gateway and the Inter-Tel.net private IP telephony network. The Company also provides maintenance, leasing and support services for its products. The Company's Common Stock is quoted on the NASDAQ National Market System under the symbol INTL.

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

         The Company's operating results depend upon a variety of factors, including the volume and timing of orders received during a period, the mix of products sold and the mix of distribution channels, general economic conditions, patterns of capital spending by customers, the timing of new product announcements and releases by the Company and its competitors, pricing pressures, the cost and effect of acquisitions and the availability and cost of products and components from the Company's suppliers. Historically, a substantial portion of the Company's net sales in a given quarter have been recorded in the third month of the quarter, with a concentration of such net sales in the last two weeks of the quarter. In addition, the Company is subject to seasonal variations in its operating results, as net sales for the first and third quarters are frequently less than those experienced during the fourth and second quarters, respectively.

         The markets served by the Company have been characterized by rapid technological changes and increasing customer requirements. The Company has sought to address these requirements through the development of software enhancements and improvements to existing systems and the introduction of new products and applications. The Company's research and development efforts over the last several years have been focused primarily on developing new products such as the Inter-Tel Vocal'Net Server, Inter-Tel Axxent system and Inter-Tel VisualMail; enhancing the CTI capabilities of the AXXESS digital communications platform; and expanding the capacity of the Company's AXXESS and AXXESSORY Talk systems. Current efforts are related to the support of industry standard CTI interfaces, the development of additional applications and features, the enhancement of the Inter-Tel Vocal'Net Gateway Server and Service Provider Package, and the development of a LAN-based Communications Server incorporating the Company's Call Processing and Voice Processing software. New applications under development also include Basic Rate ISDN, PBX networking, the Inter-Tel.net private IP telephony service and enhanced unified messaging. The software-based architecture of the AXXESS system facilitates maintenance and support, upgrades, and incorporation of additional features and functionality.

         The Company offers to its customers a package of lease financing and other services under the name Totalease. Totalease provides to customers lease financing, maintenance and support services, fixed price upgrades and other benefits. The Company finances this program through the periodic resale of lease rental streams to financial institutions.

         Net sales of the Company have increased substantially in each of the past three years. Such increases were 20.3%, 23.5%, and 21.5% in 1997, 1996 and 1995, respectively, over the preceding year.

Results of Operations

         The following table sets forth certain statement of operations data of the Company expressed as a percentage of net sales for the periods indicated:

                                                 Year Ended December 31
                                                1997        1996       1995
                                                ----        ----       ----
      Net sales                                100.0%      100.0%     100.0%
      Cost of sales                             54.7        56.5       58.3
                                                ----        ----       ----
      Gross margin                              45.3        43.5       41.7
      Research and development                   3.6         3.5        3.8
      Selling, general and administrative       31.3        30.3       28.9
      Special charge                              --         2.5        0.9
                                                ----        ----       ----
      Operating income                          10.4         7.2        8.1
      Interest and other income                  0.6         1.1        1.1
      Interest expense                           0.0         0.0        0.1
      Income taxes                               4.4         3.4        3.5
                                                ----        ----       ----
      Net income                                 6.6%        4.9%       5.6%
                                                ----        ----       ----


Year Ended December 31, 1997 Versus Year Ended December 31, 1996

         Net Sales. Net sales increased 20.3% to $223.6 million in 1997 from $185.9 million in 1996. Sales from the Company's direct sales offices and from wholesale distribution accounted for approximately $26.3 million of the increase. The remaining increases occurred in long distance sales and other operations.

         Gross Profit. Gross profit increased to $101.2 million, or 45.3% of net sales in 1997 from $80.9 million, or 43.5% of net sales in 1996. This increase was primarily a result of higher sales, as a percentage of total net sales, of AXXESS digital communication platforms, call processing software and voice processing software. In addition, gross margin increased based on a percentage increase in sales through the Company's direct sales offices compared to its dealer network.

         Research and Development. Research and development expenses increased to $8.0 million, or 3.6% of net sales in 1997 from $6.6 million, or 3.5% of net sales, in 1996. These expenses in both 1997 and 1996 were directed principally toward the continued development of the AXXESS and Inter-Tel Axxent software and systems, unified messaging and voice processing software, Inter-Tel Vocal'Net and certain CTI applications. The Company expects that research and development expenses will continue to increase in absolute dollars as the Company continues to develop and enhance existing and new technologies and products. These expenses may vary, however, as a percentage of net sales.

         Selling, general and administrative. Selling, general and administrative expenses increased to $69.9 million, or 31.3% of net sales in 1997 from $56.4 million, or 30.3% of net sales, in 1996. This reflected increased selling, incentive, training and other compensation costs attributable to the increased sales through the Company's direct sales offices, additional personnel to support the direct dealer network and expansion of long distance operations, development of the Inter-Tel.net network and expenses associated with international operations. Such increase is also attributable to the hiring of additional sales and technical training staff, expansion of its credit management group, and increases in reserves for accounts receivable. The Company expects that selling, general and administrative expenses will increase in absolute dollars, but may vary as a percentage of net sales.

         Interest  and  Other  Income.  Other  income  decreased   approximately
$591,000 in 1997 principally as a result of lower levels of cash available for investment.

         Net Income. Net income increased 62.4% to $14.7 million, or $.57 per diluted share, in 1997 compared to net income of $9.0 million, or $.34 per diluted share, in 1996. Excluding the special charge in 1996 related to the write-off of its MIS software, net income would have been $11.8 million, or $.44 per diluted share.

Year Ended December 31, 1996 Versus Year Ended December 31, 1995

         Net Sales. Net sales increased 23.5% to $185.9 million in 1996 from $150.5 million in 1995. Sales from direct sales offices accounted for approximately $14.7 million of the increase, with wholesale distribution sales increasing approximately $12.2 million. The remaining increases occurred in long distance sales and other operations.

         Gross Profit. Gross profit increased to $80.9 million, or 43.5% of net sales in 1996 from $62.8 million, or 41.7% of net sales in 1995. This reflected the transition to the direct dealer network and the expansion of AXXESS software and systems sales.

         Research and Development. Research and development expenses increased to $6.6 million, or 3.5% of net sales in 1996 from $5.8 million, or 3.8% of net sales, in 1995. These expenses in both 1996 and 1995 were directed principally to the continued development of the AXXESS and Inter-Tel Axxent software and systems, unified messaging and voice processing software, Inter-Tel Vocal'Net and Inter-Tel Vocal'Net server, and certain CTI applications.

         Selling, general and administrative. Selling, general and administrative expenses increased to $56.4 million, or 30.3% of net sales in 1996, from $43.6 million, or 28.9% of net sales, in 1995. This reflected increased incentive and other compensation, costs associated with the implementation of the Company's information systems, additional personnel to support the direct dealer network and expanded long distance operations, and expenses associated with the expansion of international operations.

         Special Charge. During the fourth quarter of 1996, the Company decided to replace its MIS system software with an integrated solution from a more established vendor and accordingly wrote off the software license and implementation costs relating to the system software being replaced. The special pre-tax charge of $4.5 million ($.10 per share after tax), reflects the costs associated with the Company's decision to abandon its current MIS software in favor of different system software.

         Interest and Other Income. Other income increased in 1996 principally from the investment of the funds received from the August 1995 public offering and funds generated through operating cash flow.

         Net Income. Net income increased 6.4% to $9.0 million, or $.34 per diluted share, in 1996 including the special charge recognized in the fourth quarter compared to $8.5 million, or $.36 per diluted share, in 1995. Excluding the special charges in both periods, net income would have been $11.8 million, or $.44 per diluted share, for 1996 compared to $9.3 million, or $.39 per diluted share for 1995. In addition, net income per diluted share in 1996 was based on additional average shares outstanding in 1996, primarily reflecting the public stock offering of 4.0 million shares of Common Stock in August 1995.

Inflation/Currency Fluctuation

         Inflation and currency fluctuations have not previously had a material impact on Inter-Tel's operations. International procurement agreements have traditionally been denominated in U.S. currency. Moreover, a significant amount of contract manufacturing has been or is expected to be moved to domestic sources. The expansion of international operations in the United Kingdom and Europe and increased sales, if any, in Japan and other parts of Asia could result in higher international sales as a percentage of total revenues; however, international revenues are currently not significant.

Liquidity and Capital Resources

         At December 31, 1997, the Company had $88.8 million in cash and equivalents, which represents a increase of approximately $49.9 million from December 31, 1996. The Company maintains a $7.0 million unsecured revolving line of credit with Bank One, Arizona, NA. This credit facility is annually renewable and is available through July 31, 1998. Under the credit facility, the Company has the option to borrow at a prime rate or adjusted LIBOR interest rate. Historically, the credit facility has been used primarily to support international letters of credit to suppliers. In December 1997, the Company received net proceeds of approximately $59.2 million from a public stock offering of 3,000,000 shares. The proceeds may be used to develop and expand Inter-Tel.net and for potential acquisitions, strategic alliances, working capital and general corporate purposes.

         Net cash provided by operating activities totaled $28.2 million for the year ended December 31, 1997, compared to $7.3 million for the same period in 1996. The increase in cash generated in 1997 was primarily the result of profitable operations including non cash depreciation charges. In addition, cash used in operating assets and liabilities declined significantly in 1997 to $1.6 million, compared to cash used of $15.7 million in 1996. During 1997, increases in accounts receivable and inventory were principally funded by accounts payable. The Company continues to expand its dealer network, which has required and is expected to continue to require working capital for increased accounts receivable and inventories.

         Net cash used in investing activities, primarily in the form of capital expenditures, totaled $12.5 million and $7.0 million in 1997 and 1996, respectively. These capital expenditures were related primarily to the expansion of facilities, equipment and management information systems used in operations.

         Net cash provided by financing activities totaled $34.1 million in 1997 compared to $611,000 for the same period in 1996. During the second quarter of 1997, the Company initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 1,470,000 shares (on a pre-Stock Split basis) of the Common Stock. The Company expended approximately $27.2 million for stock repurchases during 1997, which was funded primarily through existing cash balances. The Company reissued shares through November through stock option exercises and issuances. The proceeds received for the stock reissued was less than its cost basis. Accordingly, the difference was recorded as a reduction to retained earnings. The Company reissued all remaining authorized, but then unissued shares upon the completion of the Company's offering of 3,000,000 shares of Common Stock in December 1997. The Company received net proceeds of $59.2 million from the offering. Such stock was reissued from the offering at greater than the cost basis. The difference was recorded as an increase to Common Stock.

         The Company offers to its customers lease financing and other services, including its Totalease program, through its Inter-Tel Leasing subsidiary. The Company funds its Totalease program in part through the sale to financial institutions of rental income streams under the leases. Resold Totalease rentals totaling $99.9 million remain unbilled at December 31, 1997. The Company is obligated to repurchase such income streams in the event of defaults by lease customers and, accordingly, maintains reserves based on loss experience and past due accounts. Although the Company to date has been able to resell the rental streams from leases under the Totalease program profitably and on a substantially current basis, the timing and profitability of lease resales could impact the Company's business and operating results, particularly in an environment of fluctuating interest rates and economic uncertainty. If the Company is required to repurchase rental streams and realizes losses thereon in amounts exceeding its reserves, its operating results will be adversely affected.

         The Company believes that the net proceeds from the Company's offering of 3,000,000 shares of Common Stock completed on December 1, 1997 and its working capital and credit facilities, together with cash generated from operations, will be sufficient to develop and expand its Inter-Tel.net network, to finance acquisitions of additional resellers of telephony products and other strategic acquisitions or corporate alliances, and to provide adequate working capital for at least the next twelve months. However, to the extent that additional funds are required in the future to address working capital needs and to provide funding for capital expenditures, expansion of the business or the Inter-Tel.net network or additional acquisitions, the Company will seek, if at all, additional financing. There can be no assurance that additional financing will be available when required or on acceptable terms.

Impact of Recently Issued Accounting Standards

         In February 1997, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 128, "Earnings Per Share" ("SFAS No. 128"), adopted by the Company on December 31, 1997. Statement 128 replaced the previously reported primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants, and convertible securities. Diluted earnings per share is very similar to the previously reported primary earnings per share. All earnings per share amounts for all periods have been presented, and where necessary, restated to conform to the Statement 128 requirements. The impact of SFAS No. 128 on the calculation of fully diluted earnings per share for each of the periods presented was not material.

         In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. SFAS No. 131 is effective for financial statements for fiscal years beginning after December 15, 1997. The adoption of SFAS 131 will have no impact on the Company's consolidated results of operations, financial position or cash flows.