Form 10-K, Exhibit 13
period 1998-12-31
INTER TEL INC
filed 1999-03-31
CIK 350066

EXHIBIT 13.0
                 EXCERPTS FROM ANNUAL REPORT TO SECURITY HOLDERS

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
INTER-TEL, INCORPORATED

We have audited the accompanying consolidated balance sheets of Inter-Tel, Incorporated and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter-Tel, Incorporated and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                             /s/ Ernst & Young LLP

Phoenix, Arizona
February 26, 1999

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1998 and 1997

(In thousands, except share amounts)                       1998          1997
                                                           ----          ----
ASSETS
CURRENT ASSETS
Cash and equivalents                                    $  63,124     $  88,805
Accounts receivable, less allowances of
   $4,604 in 1998 and $3,722 in 1997                       41,116        32,234
Inventories, less allowances of $5,453 in
   1998 and $5,740 in 1997                                 19,663        21,539
Net investment in sales-leases                             13,979         9,196
Prepaid expenses and other assets                           2,781         5,625
                                                        ---------     ---------
TOTAL CURRENT ASSETS                                      140,663       157,399
PROPERTY, PLANT & EQUIPMENT                                28,969        19,559
OTHER ASSETS                                               27,398        18,030
                                                        ---------     ---------
                                                        $ 197,030     $ 194,988
                                                        ---------     ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                        $  14,956     $  14,864
Other current liabilities                                  29,390        18,721
                                                        ---------     ---------
TOTAL CURRENT LIABILITIES                                  44,346        33,585

DEFERRED TAX LIABILITY                                      5,026        11,343
OTHER LIABILITIES                                           4,972         4,555

SHAREHOLDERS' EQUITY
Common stock, no par value - authorized
  100,000,000 shares, issued and outstanding -
  26,029,987 shares in 1998 and 26,687,766
  shares in 1997                                          104,539        99,229
Retained earnings                                          54,194        46,547
Accumulated other comprehensive income                       (196)         (271)
                                                        ---------     ---------
                                                          158,537       145,505

Less:  Treasury stock at cost                             (15,851)           --
                                                        ---------     ---------

TOTAL SHAREHOLDERS' EQUITY                                142,686       145,505
                                                        ---------     ---------
                                                        $ 197,030     $ 194,988
                                                        ---------     ---------
See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME Years Ended December 31, 1998, 1997 and 1996

(In thousands, except per share data)          1998         1997         1996
                                               ----         ----         ----

NET SALES                                   $ 274,504    $ 223,569    $ 185,884
Cost of sales                                 140,946      122,363      104,966
                                            ---------    ---------    ---------
GROSS PROFIT                                  133,558      101,206       80,918

Research and development                       11,373        7,998        6,581
Selling, general and administrative            86,554       69,942       56,386
Special charge                                 22,755           --        4,542
                                            ---------    ---------    ---------

OPERATING INCOME                               12,876       23,266       13,409
                                            ---------    ---------    ---------
Other income                                    3,018        1,383        1,974
Interest expense                                  (60)         (47)         (77)
                                            ---------    ---------    ---------

INCOME BEFORE INCOME TAXES                     15,834       24,602       15,306

INCOME TAXES
Current                                        13,390        8,850        3,480
Deferred                                       (6,600)       1,070        2,784
                                            ---------    ---------    ---------
                                                6,790        9,920        6,264
                                            ---------    ---------    ---------

NET INCOME                                  $   9,044    $  14,682    $   9,042
                                            ---------    ---------    ---------
NET INCOME PER SHARE
Basic                                       $    0.34    $    0.59    $    0.35
Diluted                                     $    0.32    $    0.57    $    0.34
                                            ---------    ---------    ---------

Average common shares outstanding              26,602       24,836       25,780

Average common shares outstanding
   assuming dilution                           27,846       25,983       26,572
                                            ---------    ---------    ---------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 1998, 1997 and 1996

                                                                    Accumulated
                                                                       Other      Receivable
(In thousands, except            Common     Treasury    Retained   Comprehensive     From
 share amounts)                  Stock       Stock      Earnings      Income         ESOP       Total
 --------------                  -----       -----      --------      ------         ----       -----
BALANCE AT DECEMBER 31, 1995    $  58,966   $     --    $ 26,422     $ (112)        $ (159)   $ 85,117

Exercise of stock options             611                                                          611
Tax benefit from stock options        417                                                          417
Escrow share cancellation from
  prior stock acquisition            (119)                                                        (119)
Collection from ESOP                                                                   113         113

Net income                                                 9,042                                 9,042
Loss on currency translation                                           (247)                      (247)
                                                                                              --------
Comprehensive income                                                                             8,795

-------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1996       59,875         --      35,464       (359)           (46)     94,934

Stock repurchase                             (27,194)                                          (27,194)
Exercise of stock options             642      4,533      (3,332)                                1,843
Tax benefit from stock options      1,967                                                        1,967
Collection from ESOP                                                                    46          46
Stock issued under
   Employee Stock Purchase Plan       256                                                          256
Issuance of 3,000,000 shares of
   common stock                    36,489     22,661                                            59,150

Net income                                                14,682                                14,682
Gain on currency translation                                             88                         88
                                                                                              --------
Comprehensive income                                                                            14,770

Dividends                                                   (267)                                 (267)

-------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997       99,229         --      46,547       (271)            --     145,505

Stock repurchase                             (16,815)                                          (16,815)
Exercise of stock options           1,487        642        (368)                                1,761
Tax benefit from stock options      1,979                                                        1,979
Issuance of 140,000 shares in
acquisition                         1,485                                                        1,485
Stock issued under
   Employee Stock Purchase Plan       359        322          30                                   711

Net income                                                 9,044                                 9,044
Gain on currency translation                                             75                         75
                                                                                              --------
Comprehensive income                                                                             9,119

Dividends                                                 (1,059)                               (1,059)

-------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998    $ 104,539   $(15,851)   $ 54,194     $ (196)        $   --    $142,686
=======================================================================================================

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS Years ended December 31, 1998, 1997 and 1996
--------------------------------------------------------------------------------

(In thousands)                                     1998       1997       1996
                                                   ----       ----       ----
OPERATING ACTIVITIES:
Net income                                       $  9,044   $ 14,682   $  9,042
Adjustments to reconcile net income
 to net cash provided by operating activities:
   Depreciation and amortization                    6,718      4,578      4,097
   Provision for losses on receivables              5,851      4,104      3,746
   Provision for inventory valuation                1,828      4,021        609
   Net contribution to ESOP                            --         46        113
   Increase/(decrease) in other liabilities           586      1,269       (604)
   (Gain)/loss on sale of property and equipment       36        (25)     3,421
   Deferred income taxes                           (6,600)     1,070      2,784
   Effect of exchange rate changes                     74         88       (247)
   Purchased in-process research and development   22,755         --         --
   Changes in operating assets and liabilities     (8,541)    (1,633)   (15,704)
                                                 --------   --------   --------
NET CASH PROVIDED BY OPERATING ACTIVITIES          31,751     28,200      7,257
                                                 --------   --------   --------
INVESTING ACTIVITIES:
Additions to property and equipment               (15,175)   (12,449)    (6,951)
Proceeds from sale of property and equipment          117         63        159
Cash used in acquisitions                         (25,362)        --     (1,780)
                                                 --------   --------   --------
NET CASH USED IN INVESTING ACTIVITIES             (40,420)   (12,386)    (8,572)
                                                 --------   --------   --------
FINANCING ACTIVITIES:
Net proceeds from stock offering                       --     59,150         --
Cash dividends paid                                (1,059)        --         --
Proceeds from exercise of stock options             1,761      1,843        611
Proceeds from stock issued under the
   Employee Stock Purchase Plan                       711        256         --
Payments on acquired long-term debt                (1,610)        --         --
Treasury stock purchases                          (16,815)   (27,194)        --
                                                 --------   --------   --------
NET CASH (USED IN) / PROVIDED BY
 FINANCING ACTIVITIES                             (17,012)    34,055        611
                                                 --------   --------   --------
INCREASE (DECREASE)
  IN CASH AND EQUIVALENTS                         (25,681)    49,869       (704)

CASH AND EQUIVALENTS AT BEGINNING
    OF YEAR                                        88,805     38,936     39,640
                                                 --------   --------   --------
CASH AND EQUIVALENTS AT END OF YEAR              $ 63,124   $ 88,805   $ 38,936
                                                 ========   ========   ========

Noncash transaction: acquisition of
 ITS for stock                                   $  1,485   $     --   $     --

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1998, 1997 and 1996
-------------------------------------------------------------------------------

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF BUSINESS. Inter-Tel is a single point of contact, full service provider of digital business telephone systems, call processing software, voice processing software, call accounting software, Internet Protocol
(IP) telephony software, computer telephone integration applications and long distance calling services. Inter-Tel's products and services include the AXXESS and Inter-Tel Axxent digital business communication software platforms, the AXXESSORY TALK voice processing platform, the Inter-Tel Vocal'Net IP telephony gateway, InterPrise gateway, the Inter-Tel Vocal'Net Service Provider Software and Centralized Accounting Software and Inter-Tel.net, an IP telephony packet switched long distance service. The Company also provides maintenance, leasing and support services for its products.

         PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Inter-Tel, Incorporated and all significant subsidiaries (collectively, the "Company"). Intercompany accounts and transactions have been eliminated in consolidation.

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

         PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related property which range from 3 years to 12 years. Leasehold improvements are depreciated over the shorter of the related lease terms or the estimated useful lives of the improvements.

         EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED. Purchase prices of acquired businesses that are accounted for as purchases have been allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired are being amortized over 3 to 40 years. Accumulated amortization through December 31, 1998 was $1,343,000.

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

         ADVERTISING. The cost of advertising is expensed as incurred. The Company incurred $616,000; $577,000 and $437,000 in advertising costs during 1998, 1997, and 1996, respectively.

         STOCK BASED COMPENSATION. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and accordingly, recognizes no compensation expense for these stock option grants. Refer to note J regarding additional disclosures.

         FOREIGN CURRENCY TRANSLATION. For the Company's foreign operations, the local currency is the functional currency. All assets and liabilities are translated at period-end exchange rates and all income statement amounts are translated at an average of month-end rates. Adjustments resulting from this translation are recorded in accumulated other comprehensive income.

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

         RECLASSIFICATIONS. Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the 1998 presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS.

         COMPREHENSIVE INCOME. Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, ("SFAS 130"), "Reporting Comprehensive Income." SFAS 130 established new standards for the reporting and display of comprehensive income and its components. Comprehensive income includes certain non-owner changes in equity that are currently excluded from net income (i.e., foreign currency translation adjustments). The adoption of SFAS 130 had no impact on the Company's net income or stockholders' equity.

         SEGMENT INFORMATION. The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. To date, the Company has viewed its operations as principally one segment; telephone systems, software and related long distance calling services. Refer to Note M for more information regarding segment disclosures.

         CAPITALIZATION OF COSTS OF COMPUTER SOFTWARE. On January 1, 1999, the Company will adopt the accounting provisions required by the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued in March 1998. SOP 98-1, among other things, requires that certain costs of internal use software, whether purchased or developed internally, be capitalized and amortized over the estimated useful life of the software. Based on information currently available, the adoption of the SOP is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

NOTE B --  ACQUISITIONS

         Effective June 1998, the Company acquired certain assets and liabilities of TMSI for cash. The transaction has been accounted for as a purchase transaction. The purchase price of approximately $25 million plus related acquisition costs has been allocated to the acquired assets and liabilities based on fair values at acquisition. In connection with this purchase, the Company recorded a charge to net income of $13.7 million, for the write-off of in-process research and development and acquisition related expenses. The purchase price over net assets acquired (goodwill) is being amortized over 10 years.

         At the end of the second quarter of 1998, the Company acquired 100% of the stock of ITS in exchange for 140,000 shares of the Company's common stock. The transaction has been accounted for as a purchase transaction. The purchase price has been allocated to the acquired assets and liabilities based on fair values at acquisition. The purchase price over net assets acquired (goodwill) is being amortized over 10 years.

         In November 1998, the Company acquired certain assets and liabilities of Telesystems for cash and a short term note. The transaction has been accounted for as a purchase transaction. The purchase price of approximately $300,000 has been allocated to the acquired assets and liabilities based on fair values at acquisition. The purchase price over net assets acquired (goodwill) is being amortized over 10 years.

         In December 1998, the Company acquired certain assets and liabilities of Southcom for cash and a short term note. The transaction has been accounted for as a purchase transaction. The purchase price of approximately $2.3 million has been allocated to the acquired assets and liabilities based on fair values at acquisition. The purchase price over net assets acquired (goodwill) is being amortized over 10 years.

         TMSI, ITS, Southcom, and Telesystems did not constitute significant subsidiaries as defined by the Securities and Exchange Commission. Goodwill from these acquisitions totaled $5.0 million.

NOTE C -- NET INVESTMENT IN SALES-LEASES

         Net investment in sales-leases represents the value of sales-leases presently held under the Company's Totalease program. The Company currently sells the rental income from some of the sales-leases. The Company maintains reserves against potential recourse following the resales based upon loss experience and past due accounts. Activity during the years was as follows:

                                            Year Ended December 31
     (In thousands)                      1998        1997        1996
                                         ----        ----        ----
     Sales of rental income            $ 68,375     $57,812     $42,985
     Sold income remaining
         unbilled at end of year       $131,292     $99,900     $65,970
     Allowance for uncollectible
         minimum lease payments
         and recourse liability at
         end of year                   $  5,716     $ 3,969     $ 2,706

         The Company does not expect any significant losses from the recourse provisions related to the sale of rental income. The Company is compensated for administration and servicing of rental income sold.

NOTE D -- PROPERTY, PLANT & EQUIPMENT
                                                     December 31
     (In thousands)                               1998        1997
                                                  ----        ----
     Computer systems and equipment             $32,255     $27,886
     Transportation equipment                     1,644       1,665
     Furniture and fixtures                       4,611       4,043
     Leasehold improvements                       2,323       1,693
     Operating leases (telephone equipment)       7,970         684
     Building                                     1,822          --
     Land                                         2,629       2,619
                                                -------     -------
                                                 53,254      38,590
     Less:  Accumulated depreciation
          and amortization                       24,285      19,031
                                                -------     -------
                                                $28,969     $19,559
                                                =======     =======

NOTE E -- OTHER ASSETS
                                                     December 31
     (In thousands)                               1998        1997
                                                  ----        ----
     Net investment in sales-leases             $17,141     $13,402
     Excess of purchase price over net
          assets acquired, net                    8,715       4,380
     Other assets                                 1,542         248
                                                -------     -------
                                                $27,398     $18,030
                                                =======     =======

NOTE F-- OTHER CURRENT LIABILITIES
                                                     December 31
     (In thousands)                               1998        1997
                                                  ----        ----
     Compensation and employee benefits         $10,829     $ 8,163
     Deferred revenues                            2,947       2,947
     Other accrued expenses                      15,614       7,611
                                                -------     -------
                                                $29,390     $18,721
                                                =======     =======
NOTE G -- CREDIT LINE

         The Company maintains a $7,000,000 unsecured bank credit line at prime rate to cover international letters of credit and for other purposes. The credit agreement matures June 1, 2000 and contains certain restrictions and financial covenants. At December 31, 1998, $1,692,000 of the credit line was committed under letter of credit arrangements.

NOTE H -- LEASES

         Rental expense  amounted to $5,060,000;  $4,342,000 and $3,538,000;  in
1998, 1997 and 1996, respectively. Noncancellable operating leases are primarily for buildings. Certain of the leases contain provisions for renewal options and scheduled rent increases. At December 31, 1998, future minimum commitments under noncancellable leases, including a five year lease for its headquarters facility and a 15 year lease for its distribution and support facility, are: 1999 -- $3,262,000; 2000 -- $2,255,000; 2001 -- $1,588,000; 2002 -- $1,083,000; 2003 --
$590,000; thereafter -- $2,523,000.

NOTE I -- INCOME TAXES

         The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined (and classified as current or long-term) based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

         Significant components of the Company's deferred tax liabilities and assets as of December 31, are as follows:

     (In thousands)                          1998        1997
                                             ----        ----
     DEFERRED TAX LIABILITIES:
          Lease--sales and reserves        $21,029     $15,624
                                           -------     -------
     TOTAL DEFERRED TAX LIABILITIES         21,029      15,624
                                           -------     -------
     DEFERRED TAX ASSETS:
          Inventory basis differences        3,097       2,580
          Accounts receivable reserves       1,782       1,357
          Maintenance reserve                  200         259
          Accrued vacation pay                 750         604
          Book over tax depreciation         1,058           5
          Foreign loss carryforwards         1,160       1,047
          In-process R&D write-off           9,102          --
          Other -- net                       2,674       1,853
                                           -------     -------
     Deferred tax assets                    19,823       7,705
          Less valuation reserve             1,160       1,047
                                           -------     -------
     Net deferred tax assets                18,663       6,658
                                           -------     -------
     NET DEFERRED TAX LIABILITIES          $ 2,366     $ 8,966
                                           =======     =======

         During 1998 and 1997, the Company incurred losses of $322,000 and $722,000 with respect to foreign operations. At December 31, 1998, the Company had foreign loss carryforwards of approximately $3,466,000, which will begin to expire in 1999. The valuation allowance increased by $113,000 in 1998 and $253,000 in 1997 due to increases in foreign loss carryforward benefits.

         Federal and state income taxes consisted of the following:

         (In thousands)         1998           1997           1996
                                ----           ----           ----

         Federal               $4,910         $8,290         $5,414
         State                  1,880          1,630            850
                               ------         ------         ------
                               $6,790         $9,920         $6,264
                               ======         ======         ======

         The principal reasons for the difference between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

                                                 1998        1997        1996
                                                 ----        ----        ----
         Federal tax at statutory rates
              applied to pre-tax income           35%         35%         34%
         State tax net of federal benefit          5           4           4
         Valuation reserve increase
              for foreign losses                   1           1           2
         Other - net                               2          --           1
                                                 ---         ---         ---
                                                  43%         40%         41%
                                                 ===         ===         ===
NOTE J -- EQUITY TRANSACTIONS

         TREASURY STOCK. During the third quarter of 1998, the Company initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 2,500,000 shares of the Company's Common Stock. The Company purchased 1,203,600 shares and expended approximately $16.8 million for stock repurchases during 1998, which was funded primarily through existing cash balances. The Company reissued shares through December through stock option exercises and issuances. The proceeds received for the stock reissued was less than its cost basis. Accordingly, the difference was recorded as a reduction to retained earnings. The Company also expended approximately $27.2 million for repurchases of 1,470,000 shares of the Company's Common Stock during 1997, which was funded primarily through existing cash balances.

         PUBLIC STOCK OFFERING. In a public offering in December 1997, the Company sold 3,000,000 shares of Common Stock. Net proceeds from the offering were approximately $59,150,000. In conjunction with the offering, all remaining treasury shares were reissued first and the remaining shares issued from previously unissued Common Stock.

         DIVIDEND POLICY. On September 24, 1997, the Company's Board of Directors declared a cash dividend (the "Cash Dividend") of $0.01 for every share of Common Stock, payable quarterly to shareholders of record beginning December 31, 1997, with dividend payments to commence on or about 15 days after the end of each fiscal quarter. The Company has made quarterly dividend payments for each quarter since the dividend was declared. Prior to the Cash Dividend, the Company had declared no cash dividends on its Common Stock since incorporation.

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

         In November 1993, the Board of Directors authorized the Inter-Tel, Incorporated Long-Term Incentive Plan ("the 1994 Long Term Plan"). A total of 2,000,000 shares of Common Stock has been reserved for issuance under the 1994 Long Term Plan to selected officers and key employees. Options must be granted at not less than 100% of the fair market value of the Company's stock at the dates of grant. Options generally vest over four or five years and expire five to ten years from the date of grant.

         In February 1997, the Board of Directors authorized the Inter-Tel, Incorporated 1997 Long-Term Incentive Plan ("the 1997 Long Term Plan"). A total of 2,400,000 shares of Common Stock has been reserved for issuance under the 1997 Long Term Plan to selected officers and key employees. Options must be granted at not less than 100% of the fair market value of the Company's stock at the dates of grant. Options generally vest over four or five years and expire ten years from the date of grant.

         Under  the  1994  and  1997  Incentive   Plans,   in  some   instances,
predetermined performance goals and share market value increases must be met to allow the options to be exercised before the end of the option term.

         Option activity for the past three years under all plans is as follows:

                                                    Number of Shares
                                            1998          1997          1996
                                            ----          ----          ----
     Outstanding at beginning of year    2,962,524     2,192,300     1,695,000
     Granted                               576,928     1,523,000       788,000
     Exercised                            (370,770)     (511,426)     (205,000)
     Expired or canceled                  (220,650)     (241,350)      (85,700)
                                      ------------  ------------  ------------
     Outstanding at end of year          2,948,032     2,962,524     2,192,300
                                      ------------  ------------  ------------
     Exercise price range             $2.24-$26.00  $2.88-$25.88  $2.88-$10.22
     Exercisable at end of year            882,310       587,774       578,700
     Weighted-average fair value of
       options granted                $       9.75  $       8.42  $       2.36

         At December 31, 1998, the Company has reserved 4,111,708 shares of Common Stock for issuance in connection with the stock option plans.

         For the stock option plans discussed above, the Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," ("SFAS 123"). Accordingly, no compensation cost has been recognized in the accompanying financial statements for the stock option plans.

         The  following  table  summarizes   information   about  stock  options
outstanding at December 31, 1998:

                                Options Outstanding                     Options Exercisable
                     Number                                           Number
      Range       Outstanding at   Weighted-Average    Weighted    Exercisable at    Weighted
   of Exercise     December 31,       Remaining        Average      December 31,     Average
      Price           1998        Contractual Life  Exercise Price     1998       Exercise Price
      -----           ----        ----------------  --------------     ----       --------------
   $2.24 - $4.31      556,328         6 years            $2.98        385,900          $3.00
   $4.81 - $7.06      593,200         6 years            $5.75        168,400          $6.01
  $7.25 - $13.44    1,153,510         6 years            $8.16        285,710          $8.26
 $15.13 - $26.00      644,994         9 years           $22.12         42,300         $23.90

         During 1998, the weighted average exercise price of options granted, exercised, and expired or canceled was $20.89, $4.99 and $8.22, respectively.

         Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1998, 1997 and 1996 consistent with the provisions of SFAS 123, the estimated fair value of the options would be amortized to expense over the option's vesting period and the Company's net income and net income per share would have been decreased to the pro forma amounts indicated below for the year ended December 31:

(in thousands, except per share amounts)        1998        1997       1996
                                               ------     -------     ------
Net income as reported                         $9,044     $14,682     $9,042

Pro forma net income                           $8,319     $14,345     $8,950

Pro forma earnings per diluted share           $ 0.30     $  0.55     $ 0.34

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

         The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model using the low end of reasonable assumptions for input variables rather than attempting to identify a best-point estimate. The option pricing model utilized the following weighted average assumptions for 1998, 1997 and 1996, respectively: risk free interest rates of 5.0% in each year; dividend yields of 0.25% in 1998 and 1997 and 0% in 1996; volatility factors of the expected market price of the Company's stock averaged
 .30; and a weighted average expected life of the option of 3.0 years for employee stock options which vest over four to five year periods with a weighted average vesting period of 2.5 years and 1.5 years for Company director options which vest at the end of six months from the grant date.

         1997 EMPLOYEE STOCK PURCHASE PLAN. In April 1997, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan (the "Purchase Plan") and reserved 500,000 shares for issuance to eligible employees. Under the Purchase Plan, employees are granted the right to purchase shares of Common Stock at a price per share that is 85% of the lesser of the fair market value of the shares at: (i) the participant's entry date into each six-month offering period, or (ii) the end of each six-month offering period. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, the Company sold 45,654 shares for approximately $711,000 ($15.57 per share) to employees in 1998, and 36,018 shares for approximately $256,000 ($7.12 per share) in 1997. At December 31, 1998, 418,328 shares remained authorized under the Plan.

NOTE K - EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:

(in thousands, except per share amounts)      1998        1997        1996
                                              ----        ----        ----
Numerator:
  Net Income                                $ 9,044     $14,682     $ 9,042
                                            -------     -------     -------
Denominator:
  Denominator for basic earnings per
    share - weighted average shares          26,602      24,836      25,780

  Effect of dilutive securities:
    Employee and director stock options       1,244       1,147         792
                                            -------     -------     -------
  Denominator for diluted earnings per
    share - adjusted weighted average
    shares and assumed conversions           27,846      25,983      26,572
                                            -------     -------     -------

Basic earnings per share                    $  0.34     $  0.59     $  0.35
                                            =======     =======     =======

Diluted earnings per share                  $  0.32     $  0.57     $  0.34
                                            =======     =======     =======

         Options which are antidilutive because the exercise price was greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. The number of options to purchase shares of Common Stock that were outstanding during 1998 that were antidilutive were immaterial, because the market price of the Company's stock was generally higher during the course of the year than the prices at which options were granted.

NOTE L -- RETIREMENT PLANS

         The Company has two retirement plans for the benefit of all of its employees. Under its 401(k) Retirement Plan, participants may contribute an amount not exceeding 15 percent of compensation received during participation in the Plan. The Company makes voluntary annual contributions to the Plan based on a percentage of contributions made by Plan participants of up to 10 percent of compensation. Contributions to the Plan totaled $621,000; $491,000 and $394,000 in 1998, 1997 and 1996, respectively.

         In 1992, the Company initiated an Employee Stock Ownership Plan (ESOP), advancing $500,000 to the ESOP Trust for the purpose of purchasing Common Stock of the Company. The Trust purchased 307,000 shares of the Company's Common Stock in July 1992. The loan was paid in full during 1997. As the principal amount of the loan was repaid to the Company through Company annual contributions, the equivalent number of shares released were allocated to employees' accounts to be held until retirement. Total shares so allocated were 32,380 and 69,424 in 1997 and 1996, respectively. Contributions to the ESOP totaled $62,500 in 1997, and $125,000 in 1996 and are based upon the historic cost of the shares purchased by the ESOP. After the final allocation of shares in 1997, the ESOP plan was "frozen," so that all eligible participants as of July 1, 1997 became 100% vested in their accounts, regardless of length of service. No further purchases are anticipated through the ESOP, and the Company does not anticipate making future allocations of shares from this plan.

NOTE M - SEGMENT INFORMATION

         The Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions how to allocate resources and assess performance. The Company's chief decision maker, as defined under SFAS 131, is the Chief Executive Officer. To date, the Company has viewed its operations as principally one segment; telephone systems, software and related long distance calling services. These services are provided through the Company's direct sales offices and dealer network to business customers throughout the United States, Europe, Asia and
South America. As a result, the financial information disclosed herein materially represents all of the financial information related to the Company's principal operating segment.

         The Company's revenues are generated predominantly in the United States. Total revenues generated from U.S. customers totaled $263.9 million, $217.8 million and $183.1 million of total revenues for the years ended December 31, 1998, 1997 and 1996, respectively. The Company's revenues from international sources were primarily generated from customers located in the United Kingdom, Europe, Asia and South America. In 1998, 1997 and 1996, revenues from customers located internationally accounted for 3.9%, 2.6% and 1.5% of total revenues, respectively.

NOTE N -- FINANCIAL INSTRUMENTS

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

NOTE O -- SUPPLEMENTAL CASH FLOW
(In thousands)                                  1998        1997        1996
                                                ----        ----        ----
     CASH PAID FOR:
        Interest                              $     60    $     47    $     77
        Income taxes                          $  5,528    $  5,914    $  4,213
                                              --------    --------    --------
     CHANGES IN OPERATING ASSETS
        AND LIABILITIES:
        Increase in receivables               $(17,887)   $ (7,294)   $ (8,569)
        Decrease (increase) in inventories       1,151      (4,280)     (1,309)
        (Increase) decrease in prepaid
           expenses and other assets             2,526       4,407      (6,268)
        Increase in long-term other assets      (3,635)     (2,028)     (4,024)
        Increase in accounts payable
           and other current liabilities         9,304       7,562       4,466
                                              --------    --------    --------
                                              $ (8,541)   $ (1,633)   $(15,704)
                                              ========    ========    ========

NOTE P -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         A summary of the quarterly results of operations for the years ended December 31, 1998 and 1997 follows:

(In thousands, except per share amounts)

   1998                                 1ST QTR   2ND QTR     3RD QTR   4TH QTR
                                        -------   -------     -------   -------
   Net sales                           $63,758   $ 68,088     $70,389   $72,269
   Gross profit                         31,141     32,635      34,846    34,936
   Net income                            5,362    (8,643) (1)   5,791     6,534
   Net income per share--Basic         $  0.20   $ (0.32) (1) $  0.22   $  0.25
   Net income per share--Diluted       $  0.19   $ (0.32) (1) $  0.21   $  0.24
   Average number of common
     shares outstanding -- Basic        26,741     26,877      26,754    26,035
   Average number of common
     shares outstanding -- Diluted      28,242     26,877      27,489    27,225

         (1) Reflects change to purchase from pooling accounting for the ITS acquisition, and recalculation of the TMSI in-process research and development write-off.

   1997                                 1ST QTR   2ND QTR     3RD QTR   4TH QTR
                                        -------   -------     -------   -------
   Net sales                           $50,322   $54,823     $56,915   $61,508
   Gross profit                         22,170    24,401      26,298    28,336
   Net income                            2,670     3,424       3,978     4,610
   Net income per share--Basic         $  0.10   $  0.13     $  0.17   $  0.19
   Net income per share--Diluted       $  0.10   $  0.13     $  0.16   $  0.18
   Average number of common
     shares outstanding -- Basic        25,901    25,438      23,397    24,606
   Average number of common
     shares outstanding -- Diluted      26,450    26,623      24,682    26,179

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

         THIS MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND OTHER PARTS OF THIS REPORT ON FORM 10-K CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THE WORDS "EXPECTS," "ANTICIPATES," "BELIEVES," "INTENDS," "WILL" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS WHICH ARE BASED ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE HEREOF, AND THE COMPANY ASSUMES NO OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENTS. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH IN "FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" AND ELSEWHERE IN THIS 10-K.

GENERAL

         Inter-Tel is a single point of contact, full service provider of digital business telephone systems, call processing software, voice processing software, call accounting software, Internet Protocol (IP) telephony software, computer telephone integration ("CTI") applications and long distance calling services. Inter-Tel's products and services include the AXXESS and Inter-Tel Axxent digital business communication software platforms, the AXXESSORY TALK voice processing platform, the Inter-Tel Vocal'Net IP telephony gateway, the Inter-Tel Vocal'Net Service Provider Software and Centralized Accounting
Software and Inter-Tel.net, an IP telephony packet switched long distance service. The Company also provides maintenance, leasing and support services for its products. The Company's Common Stock is quoted on the Nasdaq National Market System under the symbol INTL.

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

         The markets served by the Company have been characterized by rapid technological changes and increasing customer requirements. The Company has sought to address these requirements through the development of software enhancements and improvements to existing systems and the introduction of new products and applications. The Company's research and development efforts over the last several years have been focused primarily on developing new products such as the Inter-Tel Vocal'Net Server, Inter-Tel Axxent system and AXXESSORY TALK CENTRAL; enhancing the CTI capabilities of the AXXESS digital communications platform; and expanding the capacity of the

Company's AXXESS and AXXESSORY TALK systems. Current efforts are related to the support of industry standard CTI interfaces, the development of additional applications and features, the enhancement of the Inter-Tel Vocal'Net Gateway Server and Service Provider Package, and the development of a LAN-based Communications Server incorporating the Company's Call Processing and Voice Processing software. New applications under development also include Basic Rate ISDN, PBX networking, the Inter-Tel.net private IP telephony service and enhanced unified messaging. The software-based architecture of the AXXESS system facilitates maintenance and support, upgrades, and incorporation of additional features and functionality.

         The Company offers to its customers a package of lease financing and other services under the name Totalease. Totalease provides to customers lease financing, maintenance and support services, fixed price upgrades and other benefits. The Company finances this program through the periodic resale of lease rental streams to financial institutions.

         Net sales of the Company have increased substantially in each of the past three years. Such increases were 22.8%, 20.3% and 23.5% in 1998, 1997 and 1996, respectively, over the preceding year.

RESULTS OF OPERATIONS

         The following table sets forth certain statement of operations data of the Company expressed as a percentage of net sales for the periods indicated:

                                                  Year Ended December 31
                                               1998        1997        1996
                                               ----        ----        ----
     Net sales                                100.0%      100.0%      100.0%
     Cost of sales                             51.3        54.7        56.5
                                              -----       -----       -----
     Gross margin                              48.7        45.3        43.5
     Research and development                   4.2         3.6         3.5
     Selling, general and administrative       31.5        31.3        30.3
     Special charge                             8.3          --         2.5
                                              -----       -----       -----
     Operating income                           4.7        10.4         7.2
     Interest and other income                  1.1         0.6         1.1
     Interest expense                           0.0         0.0         0.0
     Income taxes                               2.5         4.4         3.4
                                              -----       -----       -----
     Net income                                 3.3%        6.6%        4.9%
                                              -----       -----       -----

YEAR ENDED DECEMBER 31, 1998 VERSUS YEAR ENDED DECEMBER 31, 1997

         NET SALES. Net sales increased 22.8% to $274.5 million in 1998 from $223.6 million in 1997. Sales from the Company's direct sales offices and from wholesale distribution accounted for approximately $38.2 million of the increase. The remaining increases occurred in long distance and IP sales and other operations.

         GROSS PROFIT. Gross profit increased 32.0% to $133.6 million, or 48.7% of net sales in 1998 from $101.2 million, or 45.3% of net sales, in 1997. The increases in gross profit and gross margin were primarily a result of higher sales, as a percentage of total net sales, of AXXESS digital communication platforms, call processing software and voice processing software. In addition, gross margin increased despite a lower percentage increase in sales through the Company's direct sales offices compared to its dealer network, as gross margins are typically higher for sales through the Company's direct sales offices.

         RESEARCH AND DEVELOPMENT. Research and development expenses increased to $11.4 million, or 4.2% of net sales in 1998 from $8.0 million, or 3.6% of net sales, in 1997. The increases in absolute dollars and as a percentage of net sales were principally attributable to the continued development of the AXXESS software and systems, unified messaging and voice processing software, Inter-Tel IP telephony products and certain CTI applications. The Company expects that research and development expenses will continue to increase in absolute dollars as the Company continues to develop and enhance existing and new technologies and products. These expenses may vary, however, as a percentage of net sales.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased to $86.6 million, or 31.5% of net sales in 1998 from $69.9 million, or 31.3% of net sales, in 1997. The increase in absolute dollars reflected increased selling, incentive, training and other compensation costs attributable to the increased sales through the Company's direct sales offices, additional personnel to support the direct dealer network and expansion of IP telephony and long distance operations, development and expansion of the Inter-Tel.net network and expenses associated with international operations. Such increase is also attributable to the hiring of additional sales and technical training staff, and increases in reserves for accounts receivable. The Company expects that selling, general and administrative expenses will increase in absolute dollars, but may vary as a percentage of net sales.

         INTEREST AND OTHER INCOME. Other income increased approximately $1.6 million in 1998 principally as a result of higher levels of cash available for investment due to the issuance of the Company's common stock from the secondary public offering in the fourth quarter of 1997, offset by the payment of cash for the purchase of TMSI assets, and the Company's stock repurchases made during the last half of 1998.

         NET INCOME. Including the special charge related to the write-off of in-process research and development of TMSI during the second quarter of 1998, net income decreased 38.4% to $9.0 million, or $0.32 per diluted share, in 1998 compared to net income of $14.7 million, or $.57 per diluted share, in 1997. Excluding the 1998 special charge, net income would have been $22.7 million, or $0.82 per diluted share, an increase of 44.2% over 1997.

YEAR ENDED DECEMBER 31, 1997 VERSUS YEAR ENDED DECEMBER 31, 1996

         NET SALES. Net sales increased 20.3% to $223.6 million in 1997 from $185.9 million in 1996. Sales from the Company's direct sales offices and from wholesale distribution accounted for approximately $26.3 million of the increase. The remaining increases occurred in long distance sales and other operations.

         GROSS PROFIT. Gross profit increased 25.1% to $101.2 million, or 45.3% of net sales in 1997 from $80.9 million, or 43.5% of net sales, in 1996. This increase was primarily a result of higher sales, as a percentage of total net sales, of AXXESS digital communication platforms, call processing software and voice processing software. In addition, gross margin increased based on a percentage increase in sales through the Company's direct sales offices compared to its dealer network.

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

         NET INCOME. Net income increased 62.4% to $14.7 million, or $.57 per diluted share, in 1997 compared to net income of $9.0 million, or $0.34 per diluted share, in 1996. Excluding the special charge in 1996 related to the write-off of its MIS software, net income would have been $11.8 million, or $0.44 per diluted share.

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

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1998, the Company had $63.1 million in cash and equivalents, which represents a decrease of approximately $25.7 million from December 31, 1997. The Company maintains a $7.0 million, unsecured revolving line of credit with Bank One, Arizona, NA. The credit facility is annually renewable and is available through June 1, 2000. Under the credit facility, the Company has the option to borrow at a prime rate or adjusted LIBOR interest rate. Historically, the credit facility has been used primarily to support international letters of credit to suppliers. In December 1997, the Company received net proceeds of approximately $59.2 million from a public stock offering of 3,000,000 common shares. During the year ended December 31, 1998, approximately $25 million plus acquisition costs was used to purchase certain assets of TMSI and an additional $16.7 million was expended to repurchase shares of the Company's Common Stock. The remaining cash balances may be used to develop and expand Inter-Tel.net and for potential acquisitions, strategic alliances, working capital and general corporate purposes.

         Net cash provided by operating activities totaled $31.8 million for the year ended December 31, 1998, compared to net cash provided by operating activities of $28.2 million for the same period in 1997. This increase in cash provided by operating activities in 1998 was primarily the result of profitable operations (excluding the write-off of in-process research and development costs associated with the TMSI acquisition), and lower inventory levels, offset in part by increased accounts receivable. During 1998, accounts receivable increased approximately $8.9 million, while inventories decreased approximately $1.9 million. The Company continues to expand its dealer network, which has required and is expected to continue to require working capital for increased accounts receivable and inventories. During 1998, other current liabilities increased primarily as a result of the change in taxes and other accrued expenses.

         Net  cash  used  in  investing  activities,  primarily  in the  form of acquisitions and capital expenditures, totaled $40.4 million and $12.4 million for the years ended December 31, 1998 and 1997, respectively. This net use of cash in 1998 was primarily the result of the purchase of certain assets of TMSI and the related write-off of in-process research and development costs, as well as additions to property and equipment. Cash used in acquisitions totaled approximately $25.4 million in 1998. Capital expenditures totaled approximately $15.2 million for the same period. The Company anticipates additional capital expenditures during 1999, principally relating to expenditures for equipment and management information systems used in operations, facilities expansion, acquisition activities and anticipated increased volumes of operating leases offered by the Company to its customers, which must be capitalized as fixed assets by the Company.

         Net cash used in financing activities totaled $17.0 million during 1998 compared to net cash proceeds of $34.1 million in 1997. Net cash used in financing activities during both periods was primarily due to the initiation of separate stock repurchase programs under which the Board of Directors authorized the repurchase of up to 2.5 million and
1.47 million shares of the Company's common stock during the year ended December 31, 1998 and 1997, respectively. The Company expended approximately $16.8 million and $27.2 million for stock repurchases during 1998 and 1997, respectively, funded by existing cash balances during each period. Additionally, in 1997 the Company raised approximately $59.2 million in a secondary stock offering. During 1998, the Company reissued treasury shares through stock option exercises and issuances, with the proceeds received totaling less than the cost basis of the treasury stock reissued. Accordingly, the difference was recorded as a reduction to retained earnings. Treasury shares reissued during 1997 were reissued through stock option exercises and issuances, as well as through the secondary stock offering. In 1997, the proceeds received totaled more than the cost basis of the treasury stock reissued. Net cash used for cash dividends totaled $1.1 million during 1998, which was offset by cash provided by the exercise of stock options and stock issuances pursuant to the Company's Employee Stock Purchase Plan.

         The Company offers to its customers lease financing and other services, including its Totalease program, through its Inter-Tel Leasing subsidiary. The Company funds these programs in part through the sale to financial institutions of rental income streams under the leases. Resold lease rentals totaling $131.3 million and $99.9 million remain unbilled at December 31, 1998 and December 31, 1997, respectively. The Company is obligated to repurchase such income streams in the event of defaults by lease customers and, accordingly, maintains reserves based upon loss experience and past due accounts. Although the Company to date has been able to resell the rental streams from leases under its lease programs profitably and on a substantially current basis, the timing and profitability of lease resales could impact the Company's business and operating results, particularly in an environment of fluctuating interest rates and economic uncertainty. If the Company were required to repurchase rental streams and realize losses thereon in amounts exceeding its reserves, its operating results could be materially adversely affected.

The Company believes that its cash balances, working capital and available credit facilities, together with anticipated ongoing cash generated from operations, will be sufficient to develop and expand its Inter-Tel.net network, to finance acquisitions of additional resellers of telephony products and other strategic acquisitions or corporate alliances, and to provide adequate working capital for at least the next twelve months. However, to the extent that additional funds are required in the future to address working capital needs and to provide funding for capital expenditures, expansion of the business or the Inter-Tel.net network or additional acquisitions, the Company may seek additional financing. There can be no assurance that such additional financing will be available when required or on acceptable terms.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS.

Refer to Note A in the notes to consolidated financial statements.

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT.

In connection with the TMSI asset purchase, the Company expensed in-process research and development ("IPRD") totaling $22.8 million as a non-recurring charge on the acquisition date. This was necessary because the acquired technology had not yet reached technological feasibility and had no future alternative uses. The Company is using the acquired IPRD to create new IP products, which will become part of the Inter-Tel product suite over the next several years. The Company expects that the acquired IPRD will be successfully developed, but there can be no assurance of the commercial viability of these products.

The value of the purchased in-process technology was determined using management's estimates of the projected discounted net cash flows related to such products, including costs to complete development and future revenues to be earned upon commercialization. Calculations were revised after giving consideration to the SEC Staff's views as set forth in its September 15, 1998 letter to the American Institute of Certified Public Accountants. Calculations of value therefore gave consideration to value creation efforts of TMSI prior to the purchase relative to the efforts of the Company subsequent to the transaction. These efforts were estimated, giving consideration to time-, cost- and complexity-based data. Time-based data is measured in developer months. Cost-based data estimates dollar amounts spent and to be spent to complete these projects. Complexity-based data considers the high risk development issues and major milestones associated with the completion of particular projects.

The purchased in-process technology acquired in the TMSI asset purchase comprised five main projects, estimated at 49% to 97% complete. The discount rates utilized for the developed and in-process technologies were 25% and 35%, respectively. Revenues and operating profits were assumed to increase in the first three years of the seven-year projection period at annual rates ranging from 238% to 520% while decreasing over the remaining term. Projections were based on assumed penetration of the existing customer base, synergies as a result of the TMSI purchase, new customer transactions and historical retention rates. Costs to complete the projects were estimated at $1 million plus maintenance.

         During 1998, revenues and operating profit attributable to in-process technology were below original expectations. No assurance can be given that additional deviations from these projections will not occur in the future. If the projects to develop commercial products based on the acquired in-process technology are not successfully completed, the sales and profitability of the Company may be adversely affected in future periods, and the value of other intangible assets may become impaired.