Form 10-K, Exhibit 13
period 1999-12-31
INTER TEL INC
filed 2000-03-15
CIK 350066

EXHIBIT 13.0
                 EXCERPTS FROM ANNUAL REPORT TO SECURITY HOLDERS

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
INTER-TEL, INCORPORATED

We have audited the accompanying consolidated balance sheets of Inter-Tel, Incorporated and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. Our audits also included the financial statement schedule listed in the Index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter-Tel, Incorporated and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                              /s/ ERNST & YOUNG LLP

Phoenix, Arizona
February 11, 2000

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 1999 and 1998

--------------------------------------------------------------------------------

(In thousands, except share amounts)                       1999         1998
                                                         ---------    ---------
ASSETS
CURRENT ASSETS
Cash and equivalents                                     $  19,226    $  63,124
Accounts receivable, less allowances of
 $8,814 in 1999 and $4,604 in 1998                          49,583       41,116
Inventories, less allowances of $ 5,849 in
1999 and $5,453 in 1998                                     18,816       19,663
Net investment in sales-leases                              14,466       13,979
Restricted cash for acquisition                             12,097           --
Prepaid expenses and other assets                            4,926        2,781
                                                         ---------    ---------
TOTAL CURRENT ASSETS                                       119,114      140,663

PROPERTY, PLANT & EQUIPMENT                                 34,016       28,969
GOODWILL                                                    16,452       10,113
OTHER ASSETS                                                70,667       17,285
                                                         ---------    ---------
                                                         $ 240,249    $ 197,030
                                                         ---------    ---------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                         $  20,540    $  14,956
Other current liabilities                                   37,649       29,390
                                                         ---------    ---------
TOTAL CURRENT LIABILITIES                                   58,189       44,346

DEFERRED TAX LIABILITY                                       6,278        5,026
OTHER LIABILITIES                                            7,661        4,972

SHAREHOLDERS' EQUITY
Common stock, no par value - authorized 100,000,000
 shares, issued and outstanding - 26,135,640 shares
 in 1999, and 26,029,987 shares in 1998                    106,853      104,539
Less: Shareholder loans                                     (1,116)          --
Retained earnings                                           75,835       54,194
Accumulated other comprehensive income                         177         (196)
                                                         ---------    ---------
                                                           181,749      158,537
Less: Treasury stock at cost                               (13,628)     (15,851)
                                                         ---------    ---------
TOTAL SHAREHOLDERS' EQUITY                                 168,121      142,686
                                                         ---------    ---------
                                                         $ 240,249    $ 197,030
                                                         ---------    ---------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------
(In thousands, except per share data)          1999         1998         1997
                                               ----         ----         ----

NET SALES                                   $ 314,221    $ 274,504    $ 223,569
Cost of sales                                 159,463      140,946      122,363
                                            ---------    ---------    ---------

GROSS PROFIT                                  154,758      133,558      101,206

Research and development                       14,798       11,373        7,998
Selling, general and administrative            98,430       86,554       69,942
Special charge                                     --       22,755           --
                                            ---------    ---------    ---------

OPERATING INCOME                               41,530       12,876       23,266
                                            ---------    ---------    ---------

Other income                                    2,345        3,018        1,383
Interest expense                                 (110)         (60)         (47)
                                            ---------    ---------    ---------

INCOME BEFORE INCOME TAXES                     43,765       15,834       24,602

INCOME TAXES
Current                                        19,966       13,390        8,850
Deferred                                       (3,347)      (6,600)       1,070
                                            ---------    ---------    ---------
                                               16,619        6,790        9,920
                                            ---------    ---------    ---------

NET INCOME                                  $  27,146    $   9,044    $  14,682
                                            ---------    ---------    ---------

NET INCOME PER SHARE
Basic                                       $    1.05    $    0.34    $    0.59
Diluted                                     $    1.01    $    0.32    $    0.57
                                            ---------    ---------    ---------

Average common shares outstanding              25,949       26,602       24,836

Average common shares outstanding
   assuming dilution                           27,004       27,846       25,983
                                            ---------    ---------    ---------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 1999, 1998 and 1997

------------------------------------------------------------------------------------------------------------------
                                                                   Accumulated
                                                                      Other        Share-    Receivable
(In thousands, except             Common    Treasury   Retained   Comprehensive    Holder       From
share amounts)                    Stock      Stock     Earnings       Income       Loans        ESOP        Total
--------------                    -----      -----     --------       ------       -----        ----        -----
BALANCE AT DECEMBER 31, 1996     $ 59,875   $     --   $ 35,464       $ (359)      $    --      $ (46)    $ 94,934

Stock repurchase                             (27,194)                                                      (27,194)
Exercise of stock options             642      4,533     (3,332)                                             1,843
Tax benefit from stock options      1,967                                                                    1,967
Collection from ESOP                                                                               46           46
Stock issued under
 Employee Stock Purchase Plan         256                                                                      256
Issuance of 3,000,000 shares of
 Common Stock                      36,489     22,661                                                        59,150

Net income                                               14,682                                             14,682
Gain on currency translation                                              88                                    88
                                                                                                          --------
Comprehensive income                                                                                        14,770
Dividends                                                  (267)                                              (267)
------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1997       99,229         --     46,547         (271)           --         --      145,505

Stock repurchase                             (16,815)                                                      (16,815)
Exercise of stock options           1,487        642       (368)                                             1,761
Tax benefit from stock options      1,979                                                                    1,979
Issuance of 140,000 shares in
 acquisition                        1,485                                                                    1,485
Stock issued under
 Employee Stock Purchase Plan         359        322         30                                                711

Net income                                                9,044                                              9,044
Gain on currency translation                                              75                                    75
                                                                                                          --------
Comprehensive income                                                                                         9,119
Dividends                                                (1,059)                                            (1,059)
------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1998      104,539    (15,851)    54,194         (196)           --         --      142,686

Stock repurchase                              (6,700)                                                       (6,700)
Exercise of stock options                      8,027     (4,420)                                             3,607
Tax benefit from stock options      2,421                                                                    2,421
Shareholder loans                                                                   (1,116)                 (1,116)
Stock issued under
 Employee Stock Purchase Plan                    896        (45)                                               851
Adjustment to shares previously
 issued in acquisition               (107)                                                                    (107)

Net income                                               27,146                                             27,146
Gain on currency translation                                             373                                   373
                                                                                                          --------
Comprehensive income                                                                                        27,519
Dividends                                                (1,040)                                            (1,040)
------------------------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1999     $106,853   $(13,628)  $ 75,835       $  177       $(1,116)     $  --     $168,121
==================================================================================================================

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 1999, 1998 and 1997

---------------------------------------------------------------------------------------

(In thousands)                                          1999        1998        1997
                                                      --------    --------    --------
OPERATING ACTIVITIES:
Net income                                            $ 27,146    $  9,044    $ 14,682
Adjustments to reconcile net income
  to net cash provided by operating activities:
  Depreciation and amortization                          9,123       6,718       4,578
  Provision for losses on receivables                    8,396       5,851       4,104
  Provision for inventory valuation                      1,508       1,828       4,021
  Net contribution to ESOP                                  --          --          46
  Increase/(decrease) in other liabilities               1,506         586       1,269
  (Gain)/loss on sale of property and equipment            197          36         (25)
  Deferred income taxes                                  1,253      (6,600)      1,070
  Effect of exchange rate changes                          373          74          88
  Purchased in-process research and development             --      22,755          --
  Changes in operating assets and liabilities          (16,122)     (8,541)     (1,633)
                                                      --------    --------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES               33,380      31,751      28,200
                                                      --------    --------    --------

INVESTING ACTIVITIES:
Additions to property and equipment                    (12,486)    (15,175)    (12,449)
Additions to operating leases                           (3,115)         --          --
Proceeds from sale of property and equipment
 and operating leases                                    2,904         117          63
Cash used in acquisitions and joint ventures           (59,960)    (25,362)         --
                                                      --------    --------    --------
NET CASH USED IN INVESTING ACTIVITIES                  (72,657)    (40,420)    (12,386)
                                                      --------    --------    --------

FINANCING ACTIVITIES:
Net proceeds from stock offering                            --          --      59,150
Cash dividends paid                                     (1,040)     (1,059)         --
Proceeds from exercise of stock options                  2,491       1,761       1,843
Proceeds from stock issued under the
 Employee Stock Purchase Plan                              851         711         256
Payments on acquired long-term debt                       (223)     (1,610)         --
Treasury stock purchases                                (6,700)    (16,815)    (27,194)
                                                      --------    --------    --------
NET CASH (USED IN)/PROVIDED BY
    FINANCING ACTIVITIES                                (4,621)    (17,012)     34,055
                                                      --------    --------    --------
INCREASE (DECREASE)
 IN CASH AND EQUIVALENTS                               (43,898)    (25,681)     49,869

CASH AND EQUIVALENTS AT BEGINNING
    OF YEAR                                             63,124      88,805      38,936
                                                      --------    --------    --------
CASH AND EQUIVALENTS AT END OF YEAR                   $ 19,226    $ 63,124    $ 88,805
                                                      ========    ========    ========

Non cash transaction: stock acquisition               $     --    $  1,485    $     --
                                                      --------    --------    --------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS. Inter-Tel is the largest provider of business key telephone systems, voice processing systems and related software applications for the 40+ station key telephone system market in the United Sates. Inter-Tel is also a leading provider of IP telephony voice and data convergence products. Inter-Tel's products include the AXXESS business telephone system, AXXESSORY TALK voice mail system, Executone computer telephony products, and the
InterPrise voice and data routers and gateways. Inter-Tel also operates an IP telephony-based long distance network. The Company also provides maintenance, leasing and support services for its products.

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

     PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related real and personal property which range from 3 years to 30 years. Leasehold improvements are depreciated over the shorter of the related lease terms or the estimated useful lives of the improvements.

     EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED. Purchase prices of acquired businesses that are accounted for as purchases have been allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired ("goodwill") are being amortized over 3 to 40 years. Accumulated amortization through December 31, 1999 was $2,595,000

     SALES-LEASES. The discounted present values of minimum rental payments under sales-type leases are recorded as sales, net of provisions for continuing administration and other expenses over the lease period. The costs of systems installed under these sales-leases, net of residual values at the end of the lease periods, are recorded as costs of sales. Gains or losses resulting from the sale of rental income from such leases are recorded as adjustments to the original sales amounts.

     INCOME TAXES. Deferred income taxes result from temporary differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

     ADVERTISING. The cost of advertising is expensed as incurred. The Company incurred $559,000, $616,000; and $577,000 in advertising costs during 1999, 1998, and 1997, respectively.

     REVENUE RECOGNITION. Revenue derived from sales of systems and services to end-user customers is recognized upon installation of the systems and performance of the services, respectively. Pre-payments for communications services are deferred and recognized as revenue as the communications services are provided. For shipments to dealers and other distributors, the Company's revenues are recorded as products are shipped and services are rendered. IP telephony and long distance services revenues are recognized as service is provided.

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

     CONTINGENCIES. The Company is a party to certain litigation in the normal course of business. Management does not anticipate that the resolution of such matters will have a material adverse effect on the Company's consolidated financial position. During 1999, the Company also received correspondence from a major competitor inviting the Company to negotiate a license agreement regarding the competitor's patents. The Company's potential liability in this matter, if any, has not been determined at this time.

     USE OF ESTIMATES. The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     RECLASSIFICATIONS. Certain reclassifications have been made to the 1998 and 1997 financial statements to conform to the 1999 presentation.

RECENTLY ISSUED ACCOUNTING STANDARDS.

     CAPITALIZATION OF COSTS OF COMPUTER SOFTWARE. On January 1, 1999, the Company adopted the accounting provisions required by the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued in March 1998. SOP 98-1, among other things, requires that certain costs of internal use software, whether purchased or developed internally, be capitalized and amortized over the estimated useful life of the software. The adoption of the SOP did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

     REVENUE RECOGNITION IN FINANCIAL STATEMENTS. In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements" (SAB 101) which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. SAB 101 is effective the first fiscal quarter of fiscal years beginning after December 15, 1999 and requires companies to report any changes in revenue recognition as a cumulative change in accounting principle at the time of implementation in accordance with APB Opinion No. 20, "Accounting Changes." The Company is currently in the process of evaluating what impact, if any, SAB 101 will have on the financial position or results of operations of the Company.

NOTE B -- ACQUISITIONS AND OTHER TRANSACTIONS

     Each of the acquisitions discussed below was accounted for as a purchase. The results of operations of each of these acquisitions have been included in the accompanying consolidated statements of operations of the Company from the date of acquisitions. The Company will complete final allocation of purchase price of each acquisition within eighteen months from the acquisition date. The accompanying consolidated financial statements reflect the preliminary allocation of purchase price for each acquisition, which is subject to adjustment. It is anticipated that the final reconciliation of purchase price will not differ materially from the preliminary allocation.

     In January 1999 the Company acquired certain assets and liabilities of Twisted Pair, a communications equipment seller and installer for cash of approximately $220,000. The purchase price over net assets acquired is being amortized over 10 years.

     In June 1999 the Company acquired certain assets and liabilities of Network Services Agency, an agent to sell local access and dedicated telephone services for businesses, for cash and a short-term note. The total purchase price is estimated to be between $2.5 and $3.5 million, pursuant to contract incentives for the collection of the outstanding purchased receivables. The purchase price over net assets acquired is being amortized over 5 years.

     In July 1999 the Company acquired certain assets and liabilities of Matrix Telecommunications Inc., a communications equipment seller and installer, for cash and a short-term note totaling approximately $3.7 million. The purchase price over net assets acquired is being amortized over 10 years.

     In October 1999 the Company acquired 100% of the stock of Tri-Com Communications Inc., a communications equipment seller and installer, for cash and a short-term note of approximately $3.6 million. The purchase price over net assets acquired is being amortized over 10 years.

     Twisted Pair, Network Services Agency, Matrix Telecommunications, Inc. and Tri-Com Communications, Inc. did not constitute significant subsidiaries as defined by the Securities and Exchange Commission.

     During the fourth quarter of 1999, the Company agreed to acquire certain assets and liabilities of the Computer Telephony division of eLot, formerly Executone Business Information Systems, Inc. ("Executone"). The acquisition closed in January 2000 for cash purchase price of approximately $44.3 million plus related acquisition costs. In connection with this acquisition the Company anticipates a one-time charge resulting from the write-off of in-process R&D costs, which has not been quantified at this time. The purchase price over net assets acquired will be amortized over 20 years. As of December 31, 1999, the Company placed the funds for the purchase price in escrow. Such funds are listed on the balance sheet as restricted cash and included in other current and long-term assets. The purchase of these assets and liabilities will not constitute a significant subsidiary as defined by the Securities and Exchange Commission.

NOTE C -- NET INVESTMENT IN SALES-LEASES

     Net investment in sales-leases represents the value of sales-leases presently held under the Company's Totalease program. The Company currently sells the rental income from some of the sales-leases. The Company maintains reserves against potential recourse following the resales based upon loss experience and past due accounts. Activity during the years was as follows:

                                                 Year Ended December 31
                                            -------------------------------
     (In thousands)                           1999        1998       1997
                                            --------    --------    -------
     Sales of rental income                 $ 83,405    $ 68,375    $57,812
     Sold income remaining
         unbilled at end of year            $163,728    $131,292    $99,900
     Allowance for uncollectible
         minimum lease payments
         and recourse liability at
         end of year                        $  6,734    $  5,716    $ 3,969

     The Company does not expect any significant losses from the recourse provisions related to the sale of rental income. The Company is compensated for administration and servicing of rental income sold.

NOTE D -- PROPERTY, PLANT & EQUIPMENT

                                                            December 31
                                                        -------------------
     (In thousands)                                      1999        1998
                                                        -------     -------
     Computer systems and equipment                     $37,654     $32,255
     Transportation equipment                             1,560       1,644
     Furniture and fixtures                               4,981       4,611
     Leasehold improvements                               2,033       2,323
     Operating leases (telephone equipment)               7,565       7,970
     Building                                             7,292       1,822
     Land                                                 2,629       2,629
                                                        -------     -------
                                                         63,714      53,254
     Less: Accumulated depreciation
          and amortization                               29,698      24,285
                                                        -------     -------
                                                        $34,016     $28,969
                                                        =======     =======
NOTE E -- OTHER ASSETS

                                                            December 31
                                                        -------------------
     (In thousands)                                       1999        1998
                                                        -------     -------
     Net investment in sales-leases                     $30,258     $17,141
     Restricted cash for acquisition                     32,203          --
     Investment in Cirilium                               7,653          --
     Other assets                                           553         144
                                                        -------     -------
                                                        $70,667     $17,285
                                                        =======     =======

     CIRILIUM JOINT VENTURE. In December 1999, Inter-Tel entered into an agreement with Hypercom Corporation to jointly form Cirilium. Cirilium comprises parts of Hypercom's data and Inter-Tel's packet telephony experience, products and services, including Inter-Tel's Vocal'Net gateway products and technology. Inter-Tel's investment in Cirilium noted above includes cash of $6.5 million, and net assets of $1.2 million.

NOTE F -- OTHER CURRENT LIABILITIES

                                                            December 31
                                                        -------------------
     (In thousands)                                       1999        1998
                                                        -------     -------
     Compensation and employee benefits                 $11,628     $10,829
     Deferred revenues                                    4,515       2,947
     Other accrued expenses                              21,506      15,614
                                                        -------     -------
                                                        $37,649     $29,390
                                                        =======     =======
NOTE G -- CREDIT LINE

     The Company maintains a $15,000,000 unsecured bank credit line at prime rate to cover international letters of credit and for other purposes. The credit agreement matures June 1, 2000 and contains certain restrictions and financial covenants. At December 31, 1999, $2,535,000 of the credit line was committed under letter of credit arrangements.

NOTE H -- LEASES

     Rental expense amounted to $6,254,000; $5,060,000; and $4,342,000; in 1999,
1998 and 1997, respectively. Noncancellable operating leases are primarily for buildings. Certain of the leases contain provisions for renewal options and scheduled rent increases. At December 31, 1999, future minimum commitments under noncancellable leases, including a five year lease for its headquarters facility and a 15 year lease for its distribution and support facility, are: 2000 -- $3,942,000; 2001 -- $3,189,000; 2002 -- $2,216,000; 2003 -- $1,937,000; 2004 --
$1,671,000; thereafter - 2,911,000.

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

     Significant components of the Company's deferred tax liabilities and assets as of December 31, are as follows:

     (In thousands)                                    1999          1998
                                                     --------       -------
     DEFERRED TAX LIABILITIES:
          Lease--sales and reserves                  $ 15,752       $21,029
                                                     --------       -------
     TOTAL DEFERRED TAX LIABILITIES                    15,752        21,029
                                                     --------       -------
     DEFERRED TAX ASSETS:
          Inventory basis differences                   2,257         3,097
          Accounts receivable reserves                  2,263         1,782
          Maintenance reserve                             117           200
          Accrued vacation pay                            893           750
          Book over tax depreciation                      346         1,058
          Foreign loss carryforwards                    1,279         1,160
          In-process R&D write-off                          0         9,102
          Other -- net                                 10,857         2,674
                                                     --------       -------
     Deferred tax assets                               18,012        19,823
          Less valuation reserve                        1,279         1,160
                                                     --------       -------
     Net deferred tax assets                           16,733        18,663
                                                     --------       -------
     NET DEFERRED TAX LIABILITIES                    $   (981)      $ 2,366
                                                     ========       =======

     During 1999 and 1998, the Company incurred losses of $ 341,000 and $322,000 with respect to foreign operations. At December 31, 1999, the Company had foreign loss carryforwards of approximately $3,807,000, which will begin to expire in 1999. The valuation allowance increased by $119,000 and $113,000 in 1998 due to increases in foreign loss carryforward benefits.

     Federal and state income taxes consisted of the following:

     (In thousands)                             1999      1998      1997
                                               -------    ------    ------
          Federal                              $13,832    $4,910    $8,290
          State                                  2,787     1,880     1,630
                                               -------    ------    ------
                                               $16,619    $6,790    $9,920
                                               =======    ======    ======

     The principal reasons for the difference between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

                                                1999       1998      1997
                                               -------    ------    ------
     Federal tax at statutory rates
          applied to pre-tax income              35%       35%       35%
     State tax net of federal benefit             3         5         4
     Valuation reserve increase
          for foreign losses                     --         1         1
     Other - net                                 --         2        --
                                                ---       ---       ---
                                                 38%       43%       40%
                                                ===       ===       ===

NOTE J -- EQUITY TRANSACTIONS

     TREASURY STOCK. During the second quarter of 1999, the Company initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 2,500,000 shares of the Company's Common Stock. The Company purchased 558,000 shares and expended approximately $6.7 million for stock repurchases during 1999, which was funded primarily through existing cash balances. The Company reissued shares through December through stock option exercises and issuances. The proceeds received for the stock reissued was less than its cost basis. Accordingly, the difference was recorded as a reduction to retained earnings. The Company also expended approximately $16.8 million and $27.2 million for repurchases of 1,203,600 and 1,470,000 shares of the Company's Common Stock during 1998 and 1997, respectively, which was funded primarily through existing cash balances.

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

     Option activity for the past three years under all plans is as follows:

                                                   Number of Shares
                                        ----------------------------------------
                                           1999          1998          1997
                                           ----          ----          ----

     Outstanding at beginning of year    2,948,032     2,962,524     2,192,300
     Granted                               491,750       576,928     1,523,000
     Exercised                            (615,986)     (370,770)     (511,426)
     Expired or canceled                  (337,100)     (220,650)     (241,350)
                                        ----------    ----------    ----------
     Outstanding at end of year          2,486,696     2,948,032     2,962,524
                                        ----------    ----------    ----------

     Exercise price range               $2.24-$26.00  $2.24-$26.00  $2.88-$25.88
     Exercisable at end of year              979,630       882,310       587,774
     Weighted-average fair value of
      options granted                   $      11.44  $       9.75  $       8.42

     At December 31, 1999, the Company has reserved 3,495,619 shares of Common Stock for issuance in connection with the stock option plans.

     For the stock option plans discussed above, the Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation," ("SFAS 123"). Accordingly, no compensation cost has been recognized in the accompanying financial statements for the stock option plans.

     The following table summarizes information about stock options outstanding at December 31, 1999:

                                    Options Outstanding                          Options Exercisable
                    ----------------------------------------------------   -------------------------------
                                                                               Number
                         Number        Weighted-Average      Weighted      Exercisable at      Weighted
Range of Exercise    Outstanding at        Remaining          Average       December 31,        Average
      Price         December 31, 1999  Contractual Life   Exercise Price        1999        Exercise Price
-----------------   -----------------  ----------------   --------------   --------------   --------------
  $2.24 - $4.31           357,307           5 years            $2.95          349,088            $2.96
  $4.81 - $7.06           390,200           6 years            $5.67          184,950            $5.93
 $7.25 - $13.44         1,088,145           7 years           $10.27          285,145            $8.21
$15.13 - $26.00           651,044           8 years           $21.51          160,447           $22.17

     During 1999, the weighted average exercise price of options granted, exercised, and expired or canceled was $15.01, $6.24 and $11.38, respectively.

     Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 1999, 1998 and 1997 consistent with the provisions of SFAS 123, the estimated fair value of the options would be amortized to expense over the option's vesting period and the Company's net income and net income per share would have been decreased to the pro forma amounts indicated below for the year ended December 31:

     (in thousands, except per share amounts)     1999      1998     1997
                                                 -------   ------   -------
     Net income as reported                      $27,146   $9,044   $14,682

     Pro forma net income                        $25,692   $7,942   $14,116

     Pro forma earnings per diluted share        $  0.95   $ 0.29   $  0.54

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

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model using the low end of reasonable assumptions for input variables rather than attempting to identify a best-point estimate. The option pricing model utilized the following weighted average assumptions for 1999, 1998 and 1997, respectively: risk free interest rates of 6.0% in each year; dividend yields of .25% in 1999, 1998 and 1997; volatility factors of the expected market price of the Company's stock averaged .30; and a weighted average expected life of the option of 4.0 years for employee stock options which vest over four to five year periods with a weighted average vesting period of 2.5 years and 1.5 years for Company director options which vest at the end of six months from the grant date.

     1997 EMPLOYEE STOCK PURCHASE PLAN. In April 1997, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan (the "Purchase Plan") and reserved 500,000 shares for issuance to eligible employees. Under the Purchase Plan, employees are granted the right to purchase shares of Common Stock at a price per share that is 85% of the lesser of the fair market value of the shares at: (i) the participant's entry date into each six-month offering period, or (ii) the end of each six-month offering period. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, the Company sold 67,431 shares for approximately $851,000 ($12.62 per share) to employees in 1999, 45,654 shares for approximately $711,000 ($15.57 per share) to employees in 1998, and 36,018 shares for approximately $256,000 ($7.12 per share) in 1997. At December 31, 1999, 350,897 shares remained authorized under the Plan.

     STOCK OPTION LOANS. During 1999, selected officers and employees of the Company were offered loans to acquire the Company's common stock. Promissory Notes were established to cover the cost of exercise of stock options, including applicable taxes, or the cost of the Company's common stock purchased in the open market during May and June of 1999. The loans are interest-only notes with balloon payments due or before March 15, 2004. The loans bear interest at the mid-term applicable federal interest rate, compounded annually. Interest payments are due on or before March 15 of each anniversary beginning on March 15, 2000. The notes are full recourse loans and the Company retains the common stock certificates as collateral. The outstanding balance of loans at December 31, 1999 totaled $1,116,000.

NOTE K - EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

(in thousands, except per share amounts)
                                                  1999        1998        1997
                                                 -------     -------     -------
Numerator:
 Net Income                                      $27,146     $ 9,044     $14,682
                                                 -------     -------     -------
Denominator:
 Denominator for basic earnings per
 share - weighted average shares                  25,949      26,602      24,836

 Effect of dilutive securities:
 Employee and director stock options               1,055       1,244       1,147
                                                 -------     -------     -------

 Denominator for diluted earnings per
 share - adjusted weighted average
 shares and assumed conversions                   27,004      27,846      25,983
                                                 -------     -------     -------

Basic earnings per share                         $  1.05     $  0.34     $  0.59
                                                 =======     =======     =======

Diluted earnings per share                       $  1.01     $  0.32     $  0.57
                                                 =======     =======     =======

     Options that are antidilutive because the exercise price was greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. The number of options to purchase shares of Common Stock that were outstanding during 1999 that were antidilutive were immaterial, because the market price of the Company's stock was generally higher during the course of the year than the prices at which options were granted.

NOTE L -- RETIREMENT PLANS

     The Company has two retirement plans for the benefit of all of its employees. Under its 401(k) Retirement Plan, participants may contribute an amount not exceeding 15 percent of compensation received during participation in the Plan. The Company makes voluntary annual contributions to the Plan based on a percentage of contributions made by Plan participants of up to 10 percent of compensation. Contributions to the Plan totaled $840,000, $639,000; and $491,000 in 1999, 1998 and 1997, respectively.

     In 1992, the Company initiated an Employee Stock Ownership Plan (ESOP), advancing $500,000 to the ESOP Trust for the purpose of purchasing Common Stock of the Company. The Trust purchased 307,000 shares of the Company's Common Stock in July 1992. The loan was paid in full during 1997. As the principal amount of the loan was repaid to the Company through Company annual contributions, the equivalent number of shares released were allocated to employees' accounts to be held until retirement. Total shares so allocated were 32,380 in 1997. Contributions to the ESOP totaled $62,500 in 1997, and are based upon the historic cost of the shares purchased by the ESOP. After the final allocation of shares in 1997, the ESOP plan was "frozen," so that all eligible participants as of July 1, 1997 became 100% vested in their accounts, regardless of length of service. No further purchases are anticipated through the ESOP, and the Company does not anticipate making future allocations of shares from this plan.

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

     The Company's revenues are generated predominantly in the United States. Total revenues generated from U.S. customers totaled $306.5 million, $263.9 million, and $217.8 million of total revenues for the years ended December 31, 1999, 1998 and 1997, respectively. The Company's revenues from international sources were primarily generated from customers located in the United Kingdom, Europe, Asia and South America. In 1999, 1998 and 1997, revenues from customers located internationally accounted for 2.5%, 3.9%, and 2.6% of total revenues, respectively.

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

NOTE O -- SUPPLEMENTAL CASH FLOW
(In thousands)                                    1999        1998       1997
                                                --------    --------    -------
CASH PAID FOR:
   Interest                                     $     65    $     60    $    47
   Income taxes                                 $ 12,405    $  5,528    $ 5,914
                                                --------    --------    -------
CHANGES IN OPERATING ASSETS AND LIABILITIES:
   Increase in receivables                      $(13,208)   $(17,887)   $(7,294)
   Decrease (increase) in inventories               (656)      1,151     (4,280)
   Decrease in prepaid expenses and
    other assets                                  (1,018)      2,526      4,407
   Increase in long-term other assets            (13,525)     (3,635)    (2,028)
   Increase in accounts payable
      and other current liabilities               12,285       9,304      7,562
                                                --------    --------    -------
                                                $(16,122)   $ (8,541)   $(1,633)
                                                ========    ========    =======

NOTE P -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     A summary of the quarterly results of operations for the years ended December 31, 1999 and 1998 follows: (In thousands, except per share amounts)

1999                               1ST QTR      2ND QTR      3RD QTR     4TH QTR
----                               -------      -------      -------     -------
Net sales                          $65,525     $ 77,788      $81,800     $89,108
Gross profit                        31,672       39,519       39,989      43,578
Net income                           5,092        7,221        7,069       7,764
Net income per share--Basic        $  0.20     $   0.28      $  0.27     $  0.30
Net income per share--Diluted      $  0.19     $   0.27      $  0.26     $  0.29
Average number of common
 shares outstanding -- Basic        26,096       25,826       25,880      25,996
Average number of common
 shares outstanding -- Diluted      27,277       26,711       27,040      26,989

1998                               1ST QTR      2ND QTR      3RD QTR     4TH QTR
----                               -------      -------      -------     -------
Net sales                          $63,758     $ 68,088      $70,389     $72,269
Gross profit                        31,141       32,635       34,846      34,936
Net income                           5,362       (8,643)       5,791       6,534
Net income per share--Basic        $  0.20     $  (0.32)     $  0.22     $  0.25
Net income per share--Diluted $ 0.19 $ (0.32) $ 0.21 $ 0.24 Average number of common
 shares outstanding -- Basic        26,741       26,877       26,754      26,035
Average number of common
 shares outstanding -- Diluted      28,242       26,877       27,489      27,225

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

GENERAL

     Inter-Tel is a leading provider of business key telephone systems, voice processing systems and related software applications for the 40+ station key telephone system market in the United Sates. Inter-Tel is also a leading provider of IP telephony voice and data convergence products. Inter-Tel's products include the AXXESS business telephone system, AXXESSORY TALK voice mail system, Executone computer telephony products, and the InterPrise voice and data routers and gateways. Inter-Tel also operates an IP telephony-based long distance network and provides maintenance, leasing and support services for its products. The Company's Common Stock is quoted on the Nasdaq National Market System under the symbol INTL.

     The Company has developed networks of direct sales offices, dealers and value added resellers in VARs, which sell the Company's products. In recent periods, the Company has focused on expanding its direct sales capabilities and its dealer and VAR network. The Company has acquired a number of resellers of telephony products and integrated these operations with its existing direct sales operations in the same geographic areas and in other strategic markets.

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

     The Company's operating results depend upon a variety of factors, including the volume and timing of orders received during a period, the mix of products sold and the mix of distribution channels, general economic conditions, patterns of capital spending by customers, the timing of new product announcements and releases by the Company and its competitors, pricing pressures, the cost and effect of acquisitions and the availability and cost of products and components from the Company's suppliers. Historically, a substantial portion of the Company's net sales in a given quarter have been recorded in the third month of the quarter, with a concentration of such net sales in the last two weeks of the quarter. In addition, the Company is subject to seasonal variations in its operating results, as net sales for the first and third quarters are frequently less than those experienced during the fourth and second quarters.

     The markets served by the Company have been characterized by rapid technological changes and increasing customer requirements. The Company has sought to address these requirements through the development of software enhancements and improvements to existing systems and the introduction of new products and applications. The Company's research and development efforts over the last several years have been focused primarily on developing new products such as the Inter-Tel Vocal'Net Server, the InterPrise Voice and Data Routers, the ClearConnect products, Inter-Tel Axxent system and AXXESSORY TALK CENTRAL; enhancing the CTI capabilities of the AXXESS digital communications platform; and expanding the capacity of the Company's AXXESS and AXXESSORY TALK systems. Current efforts are related to the support of industry standard CTI interfaces, the development of additional applications and features for the AXXESS and Executone digital communication systems, the enhancement of the Inter-Tel InterPrise router solutions, and the development of a LAN-based Communications Server incorporating the Company's Call Processing and Voice Processing software. New applications under development also include Basic Rate ISDN, enhanced PBX networking, the Inter-Tel.net private IP telephony service and enhanced unified messaging. The software-based architecture of the Inter-Tel digital communication systems facilitate maintenance, support, upgrades, and incorporation of additional features and functionality.

     The Company offers to our customers a package of lease financing and other services under the name Totalease. Totalease provides to customers lease financing, maintenance and support services, fixed price upgrades and other benefits. The Company finances this program through the periodic resale of lease rental streams to financial institutions.

     Net sales of the Company have increased substantially in each of the past three years. Such increases were 14.5%, 22.8%, and 20.3% in 1999, 1998 and 1997 over the preceding year.

RESULTS OF OPERATIONS

     The following table sets forth certain statement of operations data of the Company expressed as a percentage of net sales for the periods indicated:

                                                 Year Ended December 31
                                             -------------------------------
                                              1999        1998        1997
                                             ------      ------      ------
     Net sales                                100.0%      100.0%      100.0%
     Cost of sales                             50.7        51.3        54.7
                                             ------      ------      ------
     Gross margin                              49.3        48.7        45.3
     Research and development                   4.7         4.2         3.6
     Selling, general and administrative       31.3        31.5        31.3
     Special charge                              --         8.3          --
                                             ------      ------      ------
     Operating income                          13.2         4.7        10.4
     Interest and other income                  0.7         1.1         0.6
     Interest expense                           0.0         0.0         0.0
     Income taxes                               5.3         2.5         4.4
                                             ------      ------      ------
     Net income                                 8.6%        3.3%        6.6%
                                             ------      ------      ------

YEAR ENDED DECEMBER 31, 1999 VERSUS YEAR ENDED DECEMBER 31, 1998

     NET SALES. Net sales increased 14.5% to $314.2 million in 1999 from $274.5 million in 1998. Sales from the Company's direct sales offices and from wholesale distribution accounted for $30.4 million of the increase and the network services group accounted for $11.0 million of the increase. The remaining slight decreases occurred in other operations.

     GROSS PROFIT. Gross profit increased 15.9% to $154.8 million, or 49.3% of net sales in 1999 from $133.6 million, or 48.7% of net sales, in 1998. This increase in gross profit was primarily a result of higher sales, as a percentage of total net sales, of AXXESS digital communication platforms, call processing software and voice processing software. The increase in gross margin was primarily the result of a higher proportion of sales through the Company's direct sales offices compared to its dealer network and a higher software content in systems sales, offset in part by increases in sales of long distance services, and the impact of some pricing discounts on sales of smaller telephone systems.

     RESEARCH AND DEVELOPMENT. Research and development expenses increased to $14.8 million, or 4.7% of net sales in 1999 from $11.4 million, or 4.2% of net sales, in 1998. In 1999, these expenses were directed principally toward the continued development of the digital AXXESS and Inter-Tel Axxent software and systems, unified messaging and voice processing software, InterPrise IP router solutions, ClearConnect solutions, and certain CTI applications. The Company expects that research and development expenses will continue to increase in absolute dollars as the Company continues to develop and enhance existing and new technologies and products. These expenses may vary, however, as a percentage of net sales.

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased to $98.4 million, or 31.3% of net sales, in 1999 from $86.6 million, or 31.5% of net sales, in 1998. This reflected increased selling, incentive, training and other compensation costs attributable to the increased sales through the Company's direct sales offices, continued development of the Inter-Tel.net network and related expenses, additional personnel to support the direct dealer network, and expenses associated with international operations. This increase is also attributable to the hiring of additional sales and technical training staff, consolidation and expansion of its credit management group, and increases in reserves for patent royalty claims and accounts receivable. The Company expects that selling, general and administrative expenses will increase in absolute dollars, but may vary as a percentage of net sales.

     INTEREST AND OTHER INCOME. Other income decreased approximately $673,000 in 1999 principally as a result of lower levels of cash available for investment.

     NET INCOME. Net income increased 200.2% to $27.1 million, or $1.01 per diluted share, in 1999 compared to net income of $9.0 million, or $0.32 per diluted share, in 1998. Excluding the special charge in 1998 related to the write-off of in process research and development costs, net income for 1998 would have been $22.7 million, or $0.82 per diluted share.

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

     SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased to $86.6 million, or 31.5% of net sales in 1998 from $69.9 million, or 31.3% of net sales, in 1997. The increase in absolute dollars reflected increased selling, incentive, training and other compensation costs attributable to the increased sales through the Company's direct sales offices, additional personnel to support the direct dealer network and expansion of IP telephony and long distance operations, development and expansion of the Inter-Tel.net network and expenses associated with international operations. This increase is also attributable to the hiring of additional sales and technical training staff, and increases in reserves for accounts receivable.

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

LIQUIDITY AND CAPITAL RESOURCES

     At December 31, 1999, cash and equivalents totaled $19.2 million, which represents a decrease of approximately $43.9 million from December 31, 1998. The Company maintains a $15.0 million, unsecured revolving line of credit with Bank One, Arizona, NA. The credit facility is annually renewable and is available through June 1, 2000. Under the credit facility, the Company has the option to borrow at a prime rate or adjusted LIBOR interest rate. Historically, the Company has used the credit facility primarily to support international letters of credit issued to suppliers. In December 1997, the Company received net proceeds of approximately $59.2 million from a public stock offering of 3,000,000 common shares. During the year ended December 31, 1998, approximately $25 million plus acquisition costs was used to purchase certain assets of TMSI and an additional $16.7 million was expended to repurchase shares of the Company's Common Stock. During the year ended December 31, 1999, approximately $15.7 million was used in acquisitions closed in 1999 and to fund the Cirilium joint venture and an additional $6.7 million was expended to repurchase share of the Company's Common Stock. In addition, approximately $44.3 million was used to fund the subsequent acquisition of certain assets and liabilities of Executone, which closed on January 1, 2000. The remaining cash balances may be used to develop and expand Inter-Tel.net and for potential acquisitions, strategic alliances, working capital and general corporate purposes.

     Net cash provided by operating activities totaled $33.4 million for the year ended December 31, 1999, compared to net cash provided by operating activities of $31.8 million for the same period in 1998. This increase in cash provided by operating activities in 1999 was primarily the result of profitable operations, offset in part by increased accounts receivable net of a decrease in inventories. During 1999, accounts receivable increased approximately $13.2 million and inventories increased approximately $656 thousand. Inter-Tel continues to expand its dealer network, which has required and is expected to continue to require working capital for increased accounts receivable and inventories.

     Net cash used in investing activities, primarily in the form of acquisitions and capital expenditures, totaled $72.7 million and $40.4 million for the years ended December 31, 1999 and 1998, respectively. This net use of cash in 1999 was primarily the result of the purchase of certain assets of Executone, the investment in the Cirilium joint venture, as well as additions to property and equipment. Cash used in acquisitions and investments in joint ventures totaled approximately $60.0 million in 1999. Capital expenditures totaled approximately $12.5 million for the same period. The Company anticipates additional capital expenditures during 2000, principally relating to expenditures for equipment and management information systems used in operations, facilities expansion, acquisition activities and anticipated increased volumes of operating leases offered by Inter-Tel to our customers, which must be capitalized as fixed assets by Inter-Tel.

     Net cash used in financing activities totaled $4.7 million during 1999 compared to net cash used of $17.0 million in 1998. Net cash used in financing activities during both periods was primarily due to a stock repurchase program under which the Board of Directors authorized the repurchase of up to 2.5 million shares of our common stock. The Company expended approximately $6.7 million and $16.8 million for stock repurchases during 1999 and 1998, respectively, funded by existing cash balances during each period. Additionally, in 1997 the Company raised approximately $59.2 million in a secondary stock offering. During 1999, the Company reissued treasury shares through stock option exercises and issuances, with the proceeds received totaling less than the cost basis of the treasury stock reissued. Accordingly, the difference was recorded as a reduction to retained earnings. Net cash used for cash dividends totaled $1.0 million during 1999, which was offset by cash provided by the exercise of stock options and stock issuances pursuant to our Employee Stock Purchase Plan.

     The Company offers to our customers lease financing and other services, including our Totalease program, through the Inter-Tel Leasing subsidiary. The Company funds these programs in part through the sale to financial institutions of rental income streams under the leases. Resold lease rentals totaling $163.7 million and $131.3 million remain unbilled at December 31, 1999 and December 31, 1998, respectively. The Company is obligated to repurchase such income streams in the event of defaults by lease customers and, accordingly, maintains reserves based upon loss experience and past due accounts. Although the Company to date has been able to resell the rental streams from leases under its lease programs profitably and on a substantially current basis, the timing and profitability of lease resales could impact the Company's operating results, particularly in an environment of fluctuating interest rates and economic uncertainty. If the Company were required to repurchase rental streams and realize losses thereon in amounts exceeding its reserves, its operating results could be materially adversely affected.

     We believe that the Company's cash balances, working capital and available credit facilities, together with anticipated ongoing cash generated from operations, will be sufficient to develop and expand the Inter-Tel.net network, to finance acquisitions of additional resellers of telephony products and other strategic acquisitions or corporate alliances, and to provide adequate working capital for at least the next twelve months. However, to the extent that additional funds are required in the future to address working capital needs and to provide funding for capital expenditures, expansion of the business or the Inter-Tel.net network or additional acquisitions, the Company may seek additional financing. There can be no assurance that such additional financing will be available when required or on acceptable terms.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS.

     CAPITALIZATION OF COSTS OF COMPUTER SOFTWARE. On January 1, 1999, the Company adopted the accounting provisions required by the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," issued in March 1998. SOP 98-1, among other things, requires that certain costs of internal use software, whether purchased or developed internally, be capitalized and amortized over the estimated useful life of the software. The adoption of the SOP did not have a material impact on the Company's consolidated results of operations, financial position or cash flows.

ACQUIRED IN-PROCESS RESEARCH AND DEVELOPMENT.

     In connection with the TMSI asset purchase, the Company expensed in-process research and development, on IPRD totaling $22.8 million as a non-recurring charge on the acquisition date in 1998. This was necessary because the acquired technology had not yet reached technological feasibility and had no future alternative uses. The Company is using the acquired IPRD to create new IP products, which will become part of the Inter-Tel product suite over the next several years. During 1999, the Company released the InterPrise 400 and 3200 product lines. The Company expects that the acquired IPRD will be successfully developed, but there can be no assurance of the commercial viability of these products.

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

     During 1999, revenues and operating profit attributable to in-process technology were below original expectations. No assurance can be given that additional deviations from these projections will not occur in the future. If the projects to develop commercial products based on the acquired in-process technology are not successfully completed, the sales and profitability of the Company may be adversely affected in future periods, and the value of other intangible assets may become impaired.