Form 10-K, Exhibit 13
period 2000-12-31
INTER TEL INC
filed 2001-03-23
CIK 350066

EXHIBIT 13.0 ANNUAL REPORT TO SECURITY HOLDERS

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
INTER-TEL, INCORPORATED

We have audited the accompanying consolidated balance sheets of Inter-Tel, Incorporated and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. Our audits also included the financial statement schedule listed in the Index at Item 14(a) 2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter-Tel, Incorporated and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                        /S/ERNST & YOUNG LLP

Phoenix, Arizona
February 10, 2001

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2000 and 1999

-----------------------------------------------------------------------------------------------------
(In thousands, except share amounts)                                           2000            1999
ASSETS
CURRENT ASSETS
Cash and equivalents                                                        $   27,103     $   19,226
Accounts receivable, less allowances of $17,187 in 2000
    and $8,814  in 1999                                                         61,482         49,583
Inventories, less allowances of $11,897 in 2000 and
    $5,849 in 1999                                                              35,060         18,816
Net investment in sales-leases                                                  14,629         14,466
Income taxes receivable                                                          9,157             --
Deferred income taxes                                                           13,116          7,259
Prepaid expenses and other assets                                                7,668          4,926
Restricted cash for acquisition                                                     --         12,097

-----------------------------------------------------------------------------------------------------
TOTAL CURRENT ASSETS                                                           168,215        126,373

PROPERTY, PLANT & EQUIPMENT                                                     32,723         28,706
EQUIPMENT HELD UNDER LEASE, NET                                                    423          5,310
GOODWILL AND OTHER INTANGIBLES                                                  18,389         16,461
NET INVESTMENT IN SALES-LEASES                                                  22,808         30,258
RESTRICTED CASH FOR ACQUISITION                                                     --         32,203
OTHER ASSETS                                                                       568          8,206

-----------------------------------------------------------------------------------------------------
                                                                            $  243,126     $  247,517
-----------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                            $   35,438     $   20,540
Other current liabilities                                                       46,769         45,034

-----------------------------------------------------------------------------------------------------
TOTAL CURRENT LIABILITIES                                                       82,207         65,574

DEFERRED TAX LIABILITY                                                           5,222          6,278
OTHER LIABILITIES                                                               19,261          7,544

SHAREHOLDERS' EQUITY
Common stock, no par value - authorized 100,000,000 shares; issued and
    outstanding - 25,950,969 shares in 2000, and 26,135,640 shares in 1999     109,132        106,853
Less: Shareholder loans                                                         (1,018)        (1,116)
Retained earnings                                                               44,099         75,835
Accumulated other comprehensive income                                            (280)           177
-----------------------------------------------------------------------------------------------------
                                                                               151,933        181,749

Less: Treasury stock at cost                                                   (15,497)       (13,628)
-----------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                     136,436        168,121
-----------------------------------------------------------------------------------------------------
                                                                            $  243,126     $  247,517
-----------------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME Years
Ended December 31, 2000, 1999 and 1998

----------------------------------------------------------------------------------------------
(In thousands, except per share data)                    2000           1999           1998
NET SALES                                            $  402,723     $  314,221     $  274,504
Cost of sales                                           243,685        159,463        140,946

----------------------------------------------------------------------------------------------

GROSS PROFIT                                            159,038        154,758        133,558

Research and development                                 19,489         14,798         11,373
Selling, general and administrative                     127,468         98,430         86,554
In-process research and development                       5,433             --         22,755
Restructuring charges                                    45,245             --             --
----------------------------------------------------------------------------------------------

OPERATING INCOME (LOSS)                                 (38,597)        41,530         12,876
----------------------------------------------------------------------------------------------

Equity share of Cirilium Corp.'s net
   Losses                                                (5,938)            --             --
Write-off of Cirilium Corp. investment                   (2,045)            --             --
Interest and other income                                 1,053          2,345          3,018
Interest expense                                           (213)          (110)           (60)
----------------------------------------------------------------------------------------------

INCOME (LOSS) BEFORE INCOME
  TAXES                                                 (45,740)        43,765         15,834

INCOME TAXES
Current                                                  (9,904)        19,966         13,390
Deferred                                                 (6,913)        (3,347)        (6,600)
----------------------------------------------------------------------------------------------
                                                        (16,817)        16,619          6,790
----------------------------------------------------------------------------------------------

NET INCOME (LOSS)                                    $  (28,923)    $   27,146     $    9,044
----------------------------------------------------------------------------------------------

NET INCOME (LOSS) PER SHARE
Basic                                                $    (1.10)    $     1.05     $     0.34
Diluted                                              $    (1.10)    $     1.01     $     0.32
----------------------------------------------------------------------------------------------

Weighted average basic common shares                     26,273         25,949         26,602

Weighted average diluted common shares                   26,273         27,004         27,846
----------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2000, 1999 and 1998

----------------------------------------------------------------------------------------------------------------------------
                                                                                      Accumulated
                                                                                         Other        Share-
                                            Common      Treasury       Retained      Comprehensive    Holder
(In thousands)                               Stock       Stock         Earnings      Income (loss)     Loans         Total
----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1997               $ 99,229    $       --      $ 46,547          $  (271)    $     --     $ 145,505

Stock repurchase                                          (16,815)                                                  (16,815)
Exercise of stock options                     1,487           642          (368)                                      1,761
Tax benefit from stock options                1,979                                                                   1,979
Issuance of 140,000 shares in
   Acquisition                                1,485                                                                   1,485
Stock issued under
   Employee Stock Purchase Plan                 359           322            30                                         711

Net income                                                                9,044                                       9,044
Gain on currency translation                                                                  75                         75
                                                                                                                      -----
Comprehensive income                                                                                                  9,119

Dividends                                                                (1,059)                                     (1,059)

----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1998                104,539       (15,851)       54,194             (196)          --       142,686

Stock repurchase                                           (6,700)                                                   (6,700)
Exercise of stock options                                   8,027        (4,420)                                      3,607
Tax benefit from stock options                2,421                                                                   2,421
Shareholder loans                                                                                      (1,116)       (1,116)
Stock issued under
   Employee Stock Purchase Plan                               896           (45)                                        851
Adjustment to shares previously
   issued in acquisition                       (107)                                                                   (107)

Net income                                                               27,146                                      27,146
Gain on currency translation                                                                 373                        373
                                                                                                                     ------
Comprehensive income                                                                                                 27,519

Dividends                                                                (1,040)                                     (1,040)

----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1999                106,853       (13,628)       75,835              177       (1,116)      168,121

Stock repurchase                                           (6,711)                                                   (6,711)
Exercise of stock options                                   3,496        (1,468)                                      2,028
Tax benefit from stock options                1,852                                                                   1,852
Shareholder loans                                                                                          98            98
Stock issued under
   Employee Stock Purchase Plan                             1,346          (293)                                      1,053
Issuance of shares in acquisition               427                                                                     427

Net loss                                                                (28,923)                                    (28,923)
Loss on currency translation                                                                (457)                      (457)
                                                                                                                     ------
Comprehensive income (losses)                                                                                       (29,380)

Dividends                                                                (1,052)                                     (1,052)

----------------------------------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31, 2000              $ 109,132     $ (15,497)     $ 44,099          $  (280)    $ (1,018)    $ 136,436

----------------------------------------------------------------------------------------------------------------------------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2000, 1999 and 1998

-----------------------------------------------------------------------------------------------------------
(In thousands)                                                        2000          1999           1998
OPERATING ACTIVITIES:
Net (loss) income                                                 $  (28,923)    $   27,146     $    9,044
Adjustments to reconcile net (loss) income to
  net cash provided by operating activities:
     Depreciation and amortization                                    12,746          9,123          6,718
     Provision for losses on receivables                              11,720          8,396          5,851
     Provision for inventory valuation                                 1,653          1,508          1,828
     Increase in other liabilities                                     9,111          6,106            586
     Loss on sale of property and equipment:                             157            197             36
     Deferred income taxes                                            (6,913)        (3,347)        (6,600)
     Effect of exchange rate changes                                    (457)           373             74
     Purchased in-process research and development                     5,433             --         22,755
     Non-cash portion of restructuring charge                         41,783             --             --
     Changes in operating assets and liabilities                     (28,971)       (16,122)        (8,541)

-----------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                             17,339         33,380         31,751

-----------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES:
Additions to property and equipment                                   (9,597)       (12,486)       (15,175)
Additions to operating leases                                           (122)        (3,115)            --
Proceeds from sale of property and equipment
  and operating leases                                                    39          2,904            117
Cash received from disposition of business segment                     6,602             --             --
Cash used in acquisitions and joint ventures                          (2,855)       (59,960)       (25,362)
-----------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                 (5,933)       (72,657)       (40,420)

-----------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES:
Cash dividends paid                                                   (1,054)        (1,040)        (1,059)
Proceeds from exercise of stock options                                2,126          2,491          1,761
Proceeds from stock issued under the
   Employee Stock Purchase Plan                                        1,053            851            711
Proceeds from term debt                                                3,319             --             --
Payments on term debt                                                 (2,262)          (223)        (1,610)
Treasury stock purchases                                              (6,711)        (6,700)       (16,815)

-----------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                 (3,529)        (4,621)       (17,012)

-----------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND
         EQUIVALENTS                                                   7,877        (43,898)       (25,681)

CASH AND EQUIVALENTS AT BEGINNING
         OF YEAR                                                      19,226         63,124         88,805

CASH AND EQUIVALENTS AT END OF YEAR                               $   27,103     $   19,226     $   63,124
===========================================================================================================

Non cash transaction: stock acquisition                           $      563     $       --     $    1,485

===========================================================================================================

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2000, 1999 and 1998
--------------------------------------------------------------------------------

NOTE A -- SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF BUSINESS. Inter-Tel is a leading provider of business key telephone systems, voice processing systems and related software applications for the 40+ station key telephone system market in the United Sates. Inter-Tel is also a leading provider of IP telephony voice and data convergence products. Inter-Tel's products include the AXXESS and ECLIPSE2 business telephone system, voice mail and unified messaging systems, Executone computer telephony products, call center applications, and the InterPrise voice and data routers. Inter-Tel also operates an IP telephony-based long distance network. The Company also provides maintenance, leasing and support services for its products.

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

         EXCESS OF PURCHASE PRICE OVER NET ASSETS ACQUIRED. Purchase prices of acquired businesses that are accounted for as purchases have been allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired ("goodwill") are being amortized over 3 to 40 years. Accumulated amortization through December 31, 2000 was $5.4 million.

         Impairment is recognized in operating results if a permanent decline in value occurs. The Company measures possible impairment of its intangible assets periodically by comparing the cash flows generated by those assets to their carrying values. The Company periodically evaluates the useful lives assigned to the various categories of intangible assets considering such factors as (i) demand, obsolescence, competition, market share and other economic factors; (ii) legal and regulatory provisions; and (iii) the periods expected to be benefited.

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

         ADVERTISING. The cost of advertising is expensed as incurred. The Company incurred $513,000; $559,000 and $616,000 in advertising costs during 2000, 1999, and 1998, respectively.

         REVENUE RECOGNITION. The Company recognizes revenue pursuant to Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements." Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is both fixed and determinable and; (iv) collectibility is reasonably probable. Revenue derived from sales of systems and services to end-user customers is recognized upon installation of the systems and performance of the services, respectively. Pre-payments for communications services are deferred and recognized as revenue as the communications services are provided. For shipments to dealers and other distributors, the Company's revenues are recorded as products are shipped and services are rendered. IP telephony and long distance services revenues are recognized as service is provided.

         STOCK BASED COMPENSATION. The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related Interpretations, in accounting for stock based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

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

         RECLASSIFICATIONS. Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

NEW PRONOUNCEMENTS.

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, which deferred the effective date of FAS 133 for one year. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, (FAS
138), "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment to FASB Statement No. 133." This statement amended certain provisions of FAS 133. Accordingly, the Company will adopt FAS 133, as amended by FAS 138, effective the first quarter of fiscal 2001. Management is evaluating what effect, if any, this statement may have on the Company's financial statements.

         In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement revises the accounting standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures. This statement is effective for transfers and servicing of financial assets occurring after March 31, 2001.

Management is evaluating what effect, if any, this statement may have on the company's financial statements.

NOTE B -- ACQUISITIONS, DISPOSITIONS AND RESTRUCTURING CHARGES

EXECUTONE. On January 1, 2000 Inter-Tel purchased certain computer telephony assets and assumed certain liabilities of Executone Information Systems, Inc. ("Executone") for $44.3 million in cash plus related acquisition costs, subject to purchase price adjustments as of the closing date. The Executone transaction was accounted for using the purchase method of accounting. The aggregate purchase price was allocated to the fair value of the assets and liabilities acquired, of which $5.4 million ($3.4 million after taxes) was written-off as purchased in-process research and development.

During the first quarter of 2000, the Executone division recognized losses of approximately $2.5 million ($1.5 million after taxes, or $.06 per diluted share) excluding the charge for in-process research and development. In connection with the Executone acquisition, the Company sold Executone's manufacturing assets and liabilities to Varian of Tempe, Arizona at a net book value of $6.6 million.

During the second quarter of 2000, the Executone division continued to experience significant losses. The Executone division recognized pre-tax losses during the second quarter and six months ended June 30, 2000 of $3.4 million, or $2.1 million after-tax ($.08 per diluted share) and $5.9 million, or $3.6 million after-tax ($.14 per diluted share), respectively. As a result of these losses, together with other considerations noted below, the Company decided to close the primary Executone facility in Milford, Connecticut and to recognize a restructuring charge related to the Executone operations. At the time the original purchase was recorded, the Company had not anticipated closing the Milford facility. After incurring higher than anticipated losses from Executone operations and after a deterioration in the Executone business, including loss of dealers and customers, delays in introduction and acceptance of new products, the Company's management decided it was in the best interests of the Company and its shareholders to close the Milford facility and consolidate its operations into the Company's metro-Phoenix, Arizona facilities.

The Company has accounted for the restructuring of the Executone operations, including severance and related costs, the shut down and consolidation of the Milford facility and the impairment of assets associated with the restructuring. The Company has finalized its plan for the exiting of activities and the involuntary termination or relocation of approximately 137 employees in connection with the integration of Executone operations. Accrued costs associated with this plan were estimates, although the original estimates made for the second quarter for reserve balances have not changed significantly as of December 31, 2000.

Exit costs associated with the closure of the Milford facility also included liabilities for building, furniture and equipment lease, and other contractual obligations. The Company is liable for the lease on the Milford buildings through January 2005. Various furniture leases run concurrently through March 2002. Other capital leases for computer and other equipment terminate on varying dates through September 2002. To date, the Company has entered into sublease agreements with third parties to sublease portions of the facility and equipment. The reserve for lease and other contractual obligations is identified in the table below.

The following tables summarize details of the restructuring charge in connection with the Executone acquisition, including the description of the type and amount of liabilities assumed, and activity in the reserve balances from the date of the charge through December 31, 2000.

---------------------------------------------- ------------- ---------------- ------------ ----------------
                                                                                                RESERVE
                                                   CASH/       RESTRUCTURING                    BALANCE
                   DESCRIPTION                   NON-CASH         CHARGE        ACTIVITY      AT 12/31/00
---------------------------------------------- ------------- ---------------- ------------ ----------------
                                                                     (In thousands)
---------------------------------------------- ------------- ---------------- ------------ ----------------
---------------------------------------------- ------------- ---------------- ------------ ----------------
PERSONNEL COSTS:
---------------------------------------------- ------------- ---------------- ------------ ----------------
  Severance and termination costs                  Cash            $  (1,583)     $  1,558       $     (25)
---------------------------------------------- ------------- ---------------- ------------ ----------------
  Other Plant closure costs                        Cash                 (230)           30            (200)
---------------------------------------------- ------------- ---------------- ------------ ----------------

---------------------------------------------- ------------- ---------------- ------------ ----------------
LEASE TERMINATION AND OTHER CONTRACTUAL
OBLIGATIONS (NET OF ANTICIPATED RECOVERY):
---------------------------------------------- ------------- ---------------- ------------ ----------------
  Building and equipment leases                    Cash               (7,444)        1,348          (6,096)
---------------------------------------------- ------------- ---------------- ------------ ----------------
  Other contractual obligations                    Cash               (1,700)           --          (1,700)
---------------------------------------------- ------------- ---------------- ------------ ----------------

---------------------------------------------- ------------- ---------------- ------------ ----------------
IMPAIRMENT OF ASSETS:
---------------------------------------------- ------------- ---------------- ------------ ----------------
  Inventories                                    Non-Cash             (3,454)        1,376          (2,078)
---------------------------------------------- ------------- ---------------- ------------ ----------------
  Prepaid inventory and other expenses           Non-Cash             (2,485)        2,485              --
---------------------------------------------- ------------- ---------------- ------------ ----------------
  Accounts receivable                            Non-Cash             (1,685)          521          (1,164)
---------------------------------------------- ------------- ---------------- ------------ ----------------
  Fixed assets                                   Non-Cash             (3,151)        2,942            (209)
---------------------------------------------- ------------- ---------------- ------------ ----------------
  Net intangible assets                          Non-Cash            (29,184)       29,184              --
---------------------------------------------- ------------- ---------------- ------------ ----------------

---------------------------------------------- ------------- ---------------- ------------ ----------------
TOTAL                                                              $ (50,916)     $ 39,444       $ (11,472)
---------------------------------------------- ------------- ---------------- ------------ ----------------

Included in the total Executone restructuring costs of $50.9 million is a $43.3 million restructuring charge for exit costs and asset impairment, and $7.6 million associated with the impairment of inventories, which has accordingly been recorded as additional costs of sales. Refer to Management's Discussion and Analysis for additional information.

INTERCOMM AMERICAS, INC. ("ICA"). In March 2000, the Company acquired the stock of ICA, an international IP communications reseller for $580,000 cash and 750,000 shares of Inter-Tel.NET Class B restricted stock. In the event that Inter-Tel.NET does not complete an initial public offering of its stock by June 30, 2001, 2002 or 2003, the Inter-Tel.NET Class B stock has conversion rights into Inter-Tel, Incorporated Common Stock. In addition, a final conversion right exists at August 31, 2003. The acquisition purchase price was valued at $1.2 million at March 2000; however, this valuation may change based on the exercise of conversion rights on one of the dates identified above, as provided by the acquisition agreement. The purchase price over net assets acquired is being amortized over 5 years.

TDI SERVICES CORPORATION, TECHNOLOGY DYNAMICS FOR THE 21ST CENTURY ("TDI"). In October 2000, the Company acquired the stock of TDI, a communications equipment seller and installer, for cash and a short-term note. The total purchase price was $2.4 million. The purchase price over net assets acquired is being amortized over 10 years.

         Each of the acquisitions discussed above was accounted for as a purchase. The results of operations of each of these acquisitions have been included in the accompanying consolidated statements of operations of the Company from the date of acquisitions. The Company will not complete the final allocation of purchase price of the ICA acquisition, based on rights granted to the sellers to convert Inter-Tel.NET stock to Inter-Tel, Incorporated stock at June 30, 2001, June 30, 2002, June 30, 2003 or August 31, 2003. The accompanying consolidated financial statements reflect the allocation of purchase price for each acquisition, including the preliminary allocation for ICA assuming no conversion of Inter-Tel.NET stock, which is subject to adjustment. The final reconciliation of purchase price could differ materially from the preliminary allocation, depending on the market values of the stocks of Inter-Tel, Incorporated and Inter-Tel.NET.

INTER-TEL.NET. During the second quarter of 2000, Inter-Tel recorded a pre-tax charge associated with Inter-Tel.NET operations of $2.0 million ($1.2 million after-tax), related to the write-down to net realizable value of the Vocal'Net servers in the division's IP network and lease termination costs of redundant facilities. Inter-Tel.NET is in the process of adding new technology to be implemented throughout the Inter-Tel.NET network. The changes to the Inter-Tel.NET network are designed to improve the voice quality, design and interoperability of the network, and to allow Inter-Tel to better position itself to sell services to its enterprise customers.

The pre-tax charge associated with Inter-Tel.NET is related to the write-down to net realizable value of the Vocal'Net servers in the division's IP network, and lease termination costs of certain redundant facilities. The following table summarizes the details of the write-down and activity in the reserve balances from the date of the write-down through December 31, 2000:

-------------------------------------- ------------ ------------------ -------------- ----------------
                                                                                          RESERVE
                                           CASH/      RESTRUCTURING                       BALANCE
              DESCRIPTION                NON-CASH         CHARGE          ACTIVITY      AT 12/31/00
-------------------------------------- ------------ ------------------ -------------- ----------------
                                                               (In thousands)
-------------------------------------- ------------ ------------------ -------------- ----------------
LEASE TERMINATION OBLIGATIONS (NET
OF ANTICIPATED RECOVERY):
-------------------------------------- ------------ ------------------ -------------- ----------------
  Building leases                              Cash          $   (144)        $    87           $ (57)
-------------------------------------- ------------ ------------------ -------------- ----------------

-------------------------------------- ------------ ------------------ -------------- ----------------
IMPAIRMENT OF ASSETS:
-------------------------------------- ------------ ------------------ -------------- ----------------
  Fixed assets                             Non-Cash            (1,824)          1,824              --
-------------------------------------- ------------ ------------------ -------------- ----------------

-------------------------------------- ------------ ------------------ -------------- ----------------
TOTAL                                                        $ (1,968)        $ 1,911           $ (57)
-------------------------------------- ------------ ------------------ -------------- ----------------

CIRILIUM JOINT VENTURE. In December 1999, Inter-Tel entered into an agreement with Hypercom Corporation to jointly form Cirilium. Cirilium comprised parts of Hypercom's data and Inter-Tel's packet telephony experience, products and services, including Inter-Tel's Vocal'Net gateway products and technology. Inter-Tel's 1999 investment in Cirilium noted above included cash of $6.5 million, and net assets of $1.2 million. The Company accounted for the Cirilium losses using the equity method of accounting through September 2000. In September 2000, the Company wrote-off its investment in Cirilium. The Company retains an ownership interest of 19.9% in Cirilium, and therefore no longer uses the equity method of accounting.

CONVERGENT. During the fourth quarter of 2000, the Company agreed to acquire certain assets and liabilities of Convergent Technologies, Inc. ("Convergent") for cash plus the assumption of various specific liabilities and related acquisition costs. Generally, Inter-Tel acquired the voice customer base, accounts receivable, some inventory and fixed assets along with assumption of liabilities for warranty, maintenance and specified leased premises costs. The acquisition closed in January 2001, but the seller has up to 60 days from the date of closing to provide the final listing of assets to be acquired and liabilities to be assumed. The purchase price is subject to adjustment based on the final balances of the specified assets and liabilities, and in particular, actual collected accounts receivable within 90 days of the closing. The agreement indicates that all accounts receivable not collected within the 90 day period are guaranteed by the seller, and approximately $7.9 million is held in escrow for this and other representations and warranties. In general, the assets were acquired at values approximating net book value, plus transaction costs.

NOTE C -- PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE

During the first quarter of 2000, Inter-Tel completed the acquisition of Executone (see NOTE B). The aggregate purchase price of the Executone acquisition was allocated to the fair value of the assets and liabilities acquired, of which $5.4 million ($3.4 million after taxes), or $0.13 per diluted share, was written-off as purchased in-process research and development.

NOTE D -- NET INVESTMENT IN SALES-LEASES

         Net investment in sales-leases represents the value of sales-leases presently held under the Company's Totalease program. The Company currently sells the rental income from some of the sales-leases. The Company maintains reserves against potential recourse following the resales based upon loss experience and past due accounts. Activity during the years was as follows:

                                                       Year Ended December 31
(In thousands)                                     2000        1999         1998

Sales of rental income                         $ 95,127    $ 83,405     $ 68,375
Sold income remaining unbilled
    at end of year                             $198,361    $163,728     $131,292
Allowance for uncollectible minimum
    lease payments and recourse liability
    at end of year                             $  8,870    $  6,734     $  5,716

         The Company does not expect any significant losses from the recourse provisions related to the sale of rental income. The Company is compensated for administration and servicing of rental income sold.

NOTE E -- PROPERTY, PLANT & EQUIPMENT
                                                          December 31
(In thousands)                                         2000          1999

Computer systems and equipment                       $ 47,047      $ 37,654
Transportation equipment                                2,909         1,560
Furniture and fixtures                                  4,839         4,981
Leasehold improvements                                  3,101         2,033
Building                                                7,297         7,292
Land                                                    2,629         2,629
                                                     --------      --------
                                                       67,822        56,149
Less: Accumulated depreciation and amortization        35,099        27,443
                                                     --------      --------
Net Property, plant & equipment                      $ 32,723      $ 28,706
                                                     ========      ========

OPERATING LEASES
Operating leases (telephone equipment)               $  1,923      $  7,565
Less: Accumulated depreciation and amortization         1,500         2,255
                                                     --------      --------
                                                     $    423      $  5,310
                                                     ========      ========

NOTE F -- OTHER ASSETS

                                                          December 31
(In thousands)                                         2000          1999

Investment in Cirilium                               $     --      $  7,653
Other assets                                              568           553
                                                     --------      --------
                                                     $    568      $  8,206
                                                     ========      ========

NOTE G -- OTHER CURRENT LIABILITIES

                                                          December 31
(In thousands)                                         2000          1999

Compensation and employee benefits                   $ 12,284      $ 11,628
Restructuring Charge                                    2,318            --
Deferred revenues                                       6,308         4,515
Miscellaneous taxes payable                             8,147        18,548
Other accrued expenses                                 17,712        10,343
                                                     --------      --------
                                                     $ 46,769      $ 45,034
                                                     ========      ========

NOTE H -- CREDIT LINE

         The Company maintains a $25,000,000 unsecured bank credit line at prime rate to cover international letters of credit and for other purposes. The credit agreement matures June 1, 2002 and contains certain restrictions and financial covenants. At December 31, 2000, $934,000 of the credit line was committed under letter of credit arrangements.

NOTE I -- LEASES

         Rental expense amounted to $8,818,000; $6,254,000; and $5,060,000; in
2000, 1999, and 1998, respectively. Noncancellable operating leases are primarily for buildings. Certain of the leases contain provisions for renewal options and scheduled rent increases. At December 31, 2000, future minimum commitments under noncancellable leases, including an extension through November 2001 on an original five-year lease for its headquarters facility and a 15 year lease for its distribution and support facility, are: 2001 -- $9,231,000; 2002 -- $7,946,000; 2003 -- $6,754,000; 2004 -- $6,409,000; 2005 - 2,522,000;
thereafter - 1,701,000.

NOTE J -- INCOME TAXES

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

         Significant components of the Company's deferred tax liabilities and assets as of December 31, are as follows:

                                                        December 31
(In thousands)                                       2000          1999

DEFERRED TAX LIABILITIES:
  Lease--sales and reserves                        $ 24,057      $ 15,752
                                                   --------      --------
TOTAL DEFERRED TAX LIABILITIES                       24,057        15,752
                                                   --------      --------
DEFERRED TAX ASSETS:
  Inventory basis differences                         2,976         2,257
  Accounts receivable reserves                        3,039         2,263
  Maintenance reserve                                   140           117
  Accrued vacation pay                                  980           893
  Book over tax depreciation                          2,787           346
  Foreign loss carryforwards                          1,358         1,279
  In-process R&D write-off                            7,950         8,526
  Other - net                                        14,079         2,331
                                                   --------      --------
Deferred tax assets                                  33,039        18,012
  Less valuation reserve                              1,358         1,279
                                                   --------      --------
Net deferred tax assets                              31,594        16,733
                                                   --------      --------
NET DEFERRED TAX ASSETS                            $  7,894      $    981
                                                   ========      ========

         During 2000 and 1999, the Company recorded income of $226,000 and losses of $341,000, respectively, from foreign operations. At December 31, 2000, the Company had foreign loss carryforwards of approximately $4,000,000, which will begin to expire in 2001. The valuation allowance in 2000 increased by $79,000 and $119,000 in 1999 due to increases in foreign loss carryforward benefits.

         Federal and state income taxes consisted of the following:

(In thousands)                            2000           1999          1998

Federal                                 $(15,101)      $ 13,832      $  4,910
State                                     (1,716)         2,787         1,880
                                        --------       --------      --------
                                        $(16,817)      $ 16,619      $  6,790
                                        ========       ========      ========

         The principal reasons for the difference between total income tax expense and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

                                          2000           1999         1998

Federal tax at statutory rates
    Applied to pre-tax income              35%            35%          35%
State tax net of federal benefit            4              3            5
Valuation reserve increase
    for foreign losses                     --             --            1
Other - net                               (2)             --            2
                                          ---            ---          ---
                                           37%            38%          43%
                                          ===            ===          ===

NOTE K -- EQUITY TRANSACTIONS

         TREASURY STOCK. During the third quarter of 2000, the Company initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 2,000,000 shares of the Company's Common Stock. The Company purchased approximately 562,000 shares and expended approximately $6.7 million for stock repurchases during 2000, which was funded primarily through existing cash balances. The Company reissued shares through December through stock option exercises and issuances. The proceeds received for the stock reissued were less than its cost basis. Accordingly, the difference was recorded as a reduction to retained earnings. The Company also expended approximately $6.7 million and $16.8 million for repurchases of 558,000 and 1,203,600 shares of the Company's Common Stock during 1999 and 1998, respectively, which was funded primarily through existing cash balances.

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

         STOCK OPTION PLANS. In July 1990, the Company adopted the Director Stock Option Plan ("the Director Plan") and reserved a total of 500,000 shares of Common Stock for issuance thereunder. Options must be granted at not less than 100% of the fair market value of the Company's stock at the dates of grant. Commencing with the adoption of the Plan, each Eligible Director received a one-time automatic grant of an option to purchase 5,000 shares of the Company's Common Stock. In addition, each Eligible Director shall be granted an option to purchase 5,000 shares upon the date five (5) days after such person became Director, and an additional option to purchase 5,000 shares five (5) days after the date of the regularly scheduled board meeting following the close of the Company's third quarter. All options granted have a five-year term and fully vest at the end of six months from the grant date.

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

         In March 2000, the Board of Directors authorized an amendment to the 1997 Long Term Plan to add 1,250,000 more shares of Common Stock to the 1997 Long Term Plan for issuance to selected officers and key employees and to limit the Company's ability to reprice options under the 1997 Long Term Plan.

         Under the 1994 and 1997 Long Term Plans, in some instances, predetermined performance goals and share market value increases must be met to allow the options to be exercised before the end of the option term.

         In April 1998, the Board of Directors authorized the Inter-Tel, Incorporated Acquisition Stock Option Plan ("the Acquisition Plan"). A total of 82,428 shares of Common Stock was reserved for issuance under the Acquisition Plan to selected key employees hired as a result of the acquisition of TMSI. New options must be granted at not less than 100% of the fair market value of the Company's stock at the dates of grant. Options generally vest over four or five years and expire ten years from the date of grant. A portion of the options granted were replacements for options held to purchase shares of stock of the selling company; such replacement grants retained the original terms, including grant dates for vesting purposes and the original grant prices, adjusted using the applicable conversion ratio of the fair value of Inter-Tel's stock compared to that of the selling company.

         Finally, in March 2000, the Board of Directors authorized an additional 216,000 shares of Common Stock for issuance under the Acquisition Plan to selected employees hired as a result of the acquisition of Executone. Options must be granted at not less than 100% of the fair market value of the Company's stock at the dates of grant. Options vest over five years and expire ten years from the date of grant.

         Option activity for the past three years under all plans is as follows:

                                                  Number of Shares
                                            2000           1999           1998

Outstanding at beginning of year       2,486,696      2,948,032      2,962,524
Granted                                1,213,500        491,750        576,928
Exercised                               (279,654)      (615,986)      (370,770)
Expired or canceled                     (277,250)      (337,100)      (220,650)
                                       ---------      ---------      ---------
Outstanding at end of year             3,143,292      2,486,696      2,948,032
                                       ---------      ---------      ---------
Exercise price range                $2.24-$43.44   $2.24-$26.00   $2.24-$26.00
Exercisable at end of year             1,188,356        979,630        882,310
Weighted-average fair value of
   options granted                        $13.65         $11.44          $9.75

         At December 31, 2000, the Company has reserved 4,682,068 shares of Common Stock for issuance in connection with the stock option plans.

         As permitted under Statement of Financial Accounting Standards No. 123 (FAS 123) "Accounting for Stock-Based Compensation," the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for stock based awards to employees. Under APB 25, the Company generally recognizes no compensation expense with respect to such awards.

The following table summarizes information about stock options outstanding at December 31, 2000:

                               OPTIONS OUTSTANDING

                                Number       Weighted-Average        Weighted
            Range of         Outstanding        Remaining             Average
         Exercise Price      at 12-31-00     Contractual Life     Exercise Price

         $2.24 - $4.31         256,341           4 years               $2.97
         $4.81 - $7.06         289,600           6 years               $5.59
         $7.25 - $13.44       1,630,495          7 years              $11.25
        $15.13 - $43.44        966,856           8 years              $22.93

                               OPTIONS EXERCISABLE

                                Number       Weighted-Average        Weighted
            Range of         Exercisable        Remaining             Average
         Exercise Price      at 12-31-00     Contractual Life     Exercise Price

         $2.24 - $4.31         253,601           4 years               $2.98
         $4.81 - $7.06         170,800           6 years               $5.83
         $7.25 - $13.44        490,095           7 years               $9.08
        $15.13 - $43.44        273,860           8 years              $21.48

         During 2000, the weighted average exercise price of options granted, exercised, and expired or canceled was $19.67, $6.37 and $27.49, respectively.

         Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date for awards in 2000, 1999 and 1998 consistent with the provisions of SFAS 123, the estimated fair value of the options would be amortized to expense over the option's vesting period and the Company's net income and net income per share for the year ended December 31 would have been as follows:

(in thousands, except per share amounts)         2000       1999        1998

Net (loss) income as reported                 $(28,923)    $27,146     $9,044

Pro forma net (loss) income                   $(30,501)    $25,993     $7,970

Pro forma (loss) income per diluted share      $(1.16)      $0.96      $0.29

     Pro forma results disclosed are based on the provisions of SFAS 123 using the Black-Scholes option valuation model and are not likely to be representative of the effects on pro forma net income for future years. In addition, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the estimating models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model using the low end of reasonable assumptions for input variables rather than attempting to identify a best-point estimate. The option pricing model utilized the following weighted average assumptions for 2000, 1999 and 1998, respectively: risk free interest rates of 6.0% in each year; dividend yields of .25% for each year; volatility factors of the expected market price of the Company's stock averaged .30; and a weighted average expected life of the option of 4 to 5 years for employee stock options which vest over four to five year periods with a weighted average vesting period of 2.5 years and 1.5 years for Company director options which vest at the end of six months from the grant date.

         1997 EMPLOYEE STOCK PURCHASE PLAN. In April 1997, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan (the "Purchase Plan") and reserved 500,000 shares for issuance to eligible employees. Under the Purchase Plan, employees are granted the right to purchase shares of Common Stock at a price per share that is 85% of the lesser of the fair market value of the shares at: (i) the participant's entry date into each six-month offering period, or (ii) the end of each six-month offering period. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, the Company sold 105,485 shares for approximately $980,000 ($9.29 per share) to employees in 2000, 67,431 shares for approximately $851,000 ($12.62 per share) to employees in 1999, and 45,654 shares for approximately $711,000 ($15.57 per share) to employees in 1998. At December 31, 2000, 245,412 shares remained authorized under the Plan.

         STOCK OPTION LOANS. During 1999, selected officers and employees of the Company were offered loans to acquire the Company's common stock. Promissory Notes were established to cover the cost of exercise of stock options, including applicable taxes, or the cost of the Company's common stock purchased in the open market during May and June of 1999. The loans are interest-only notes with balloon payments due on or before March 15, 2004. The loans bear interest at the mid-term applicable federal interest rate, compounded annually. Interest payments are due on or before March 15 of each anniversary beginning on March 15, 2000. The notes are full recourse loans and the Company retains the common stock certificates as collateral. The outstanding balance of loans at December 31, 2000 totaled $1,018,000.

NOTE L -- EARNINGS PER SHARE

         The following table sets forth the computation of basic and diluted earnings per share:

(in thousands, except per share amounts)     2000           1999          1998

Numerator:
  Net Income                               $(28,923)      $ 27,146      $  9,044
                                           --------       --------      --------
Denominator:
  Denominator for basic earnings per
  Share - weighted average shares            26,273         25,949        26,602

Effect of dilutive securities:
  Employee and director stock options            --          1,055         1,244
                                           --------       --------      --------

Denominator for diluted earnings per
  share - adjusted weighted average
  shares and assumed conversions             26,273         27,004        27,846
                                           --------       --------      --------

Basic (loss) income per share              $  (1.10)      $   1.05      $   0.34
                                           ========       ========      ========

Diluted (loss) income per share            $  (1.10)      $   1.01      $   0.32
                                           ========       ========      ========

         Options that are antidilutive because the exercise price was greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. The number of options to purchase shares of Common Stock that were outstanding during 2000 that were antidilutive varied throughout the year, as the Company's stock price varied significantly.

NOTE M -- RETIREMENT PLANS

         The Company has two retirement plans for the benefit of all of its employees. Under its 401(k) Retirement Plan, participants may contribute an amount not exceeding 15 percent of compensation received during participation in the Plan. The Company makes voluntary annual contributions to the Plan based on a percentage of contributions made by Plan participants of up to 10 percent of compensation. Contributions to the Plan totaled $1,381,000; $780,000; and $639,000; in 2000, 1999 and 1998,
respectively.

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

NOTE N -- SEGMENT INFORMATION

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

Prior to 2000, the Company had viewed its operations as principally one segment: telephone systems, telecommunications software and hardware, and related long distance calling services. These services are provided through the Company's direct sales offices and dealer network to business customers throughout the United States, Europe, Asia and South America. As a result, financial information disclosed previously represented substantially all of the financial information related to the Company's principal operating segment.

During 2000, the operations of Executone were identified separately in the first and second quarters of 2000. Beginning in the 3rd quarter and directly as a result of the charge and reorganization associated with the Executone operations, the Company no longer accounts for or directly reports the Executone operations on a stand alone basis. The operations have been integrated with the Company's existing wholesale and national and government account operations. Accordingly, the only separate segment disclosures that are included below are the charges associated with Executone.

In December 1999, Inter-Tel entered into an agreement with Hypercom Corporation to jointly form Cirilium Corporation ("Cirilium"). Cirilium comprises parts of Hypercom's data and Inter-Tel's packet telephony products and services, including Inter-Tel's Vocal'Net gateway products and technology. As of the close of the third quarter, the Company wrote off its remaining investment in Cirilium of $2.0 million. This charge includes the write-off of Inter-Tel's remaining basis in Cirilium Corporation. Total pre-tax losses from Cirilium from all sources were $8.6 million ($0.20 per diluted share) during 2000. As a result of the write-off, we do not expect to report the operations of Cirilium as a separate business segment. Refer to the table below for a summary of the operations for 2000.

During 2000, the Company determined that the operations of Inter-Tel.NET, the Company's IP long distance subsidiary, would be separately disclosed as a business segment. The operations represented a more significant component of the consolidated operations in 2000 compared to prior years and had a significant impact on the revenues and net losses.

During 2000, the Company generated income from business segments, including charges, as follows:

                                               PRINCIPAL
                                                SEGMENT    EXECUTONE
(in thousands, except per share               (EXCLUDING   (CHARGES
amounts)                                       CHARGES)      ONLY)      CIRILIUM   INTER-TEL.NET    TOTAL
                                             ---------------------------------------------------------------
Net sales                                     $ 379,889    $      --    $      --    $  22,834    $ 402,7230
Gross Profit                                    177,889       (7,639)          --      (11,212)     159,038
Charges and write-off of IPRD                        --      (48,710)          --       (1,968)     (50,678)
Operating income (loss)                          37,413      (56,349)        (574)     (19,087)     (38,597)
Equity Share of Cirilium Corp.'s net losses          --           --       (5,938)          --       (5,938)
Write-off of Cirilium Corp. investment               --           --       (2,045)          --       (2,045)
Interest and other income                         1,053           --           --           --        1,053
Interest expense                                   (213)          --           --           --         (213)
Net income (loss)                             $  24,241    $ (35,631)   $  (5,411)   $ (12,122)   $ (28,923)
                                              =========    =========    =========    =========    =========

Net income (loss) per diluted share           $    0.91    $   (1.36)   $   (0.21)   $   (0.46)   $   (1.10)
                                              =========    =========    =========    =========    =========

The Company's revenues are generated predominantly in the United States. Total revenues generated from U.S. customers totaled $392.1 million, $306.5 million, and $263.9 million of total revenues for the years ended December 31, 2000, 1999 and 1998, respectively. The Company's revenues from international sources were primarily generated from customers located in the United Kingdom, Europe, Asia and South America. In 2000, 1999 and 1998, revenues from customers located internationally accounted for 2.6%, 2.5%, and 3.9% of total revenues, respectively.

NOTE O -- FINANCIAL INSTRUMENTS

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

NOTE P -- SUPPLEMENTAL CASH FLOW

(in thousands)                                      2000        1999        1998
CASH PAID FOR:
  Interest                                        $    214    $     65    $     60
  Income taxes                                    $  4,788    $ 12,405    $  5,528
                                                  --------    --------    --------
CHANGES IN OPERATING ASSETS AND LIABILITIES:
  Increase in receivables                         $ (8,472)   $(13,208)   $(17,887)
  (Increase) decrease in inventories               (15,034)       (656)      1,151
  (Increase) decrease in prepaid expenses and
    other assets                                   (20,640)     (8,277)      2,526
  Increase in long-term other assets                14,717     (13,525)     (3,635)
  Increase in accounts payable
     and other current liabilities                     458      19,544       9,304
                                                  --------    --------    --------
                                                  $(28,971)   $(16,122)   $ (8,541)
                                                  ========    ========    ========

NOTE Q -- QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

         A summary of the quarterly results of operations for the years ended December 31, 2000 and 1999 follows:

(In thousands, except per share amounts)

2000                                       1ST QTR        2ND QTR        3RD QTR       4TH QTR
Net sales                                $  96,363      $ 101,089      $ 102,650     $ 102,621
Gross profit                                41,540         30,410         43,798        43,290
Net (loss) income                           (1,221)       (34,162)         2,084         4,376
Net (loss) income per share--Basic       $   (0.05)     $   (1.30)     $    0.08     $    0.17
Net (loss) income per share--Diluted     $   (0.05)     $   (1.30)     $    0.08     $    0.17
Weighted average basic
  common shares                             26,249         26,371         26,435        26,039
Weighted average diluted
  common shares                             26,249         26,371         26,940        26,368

1999                                       1ST QTR        2ND QTR        3RD QTR       4TH QTR
Net sales                                $  65,525      $  77,788      $  81,800     $  89,108
Gross profit                                31,672         39,519         39,989        43,578
Net income                                   5,092          7,221          7,069         7,764
Net income per share--Basic              $    0.20      $    0.28      $    0.27     $    0.30
Net income per share--Diluted            $    0.19      $    0.27      $    0.26     $    0.29
Weighted average basic
  common shares                             26,096         25,826         25,880        25,996
Weighted average diluted
  common shares                             27,277         26,711         27,040        26,989

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

GENERAL

         Inter-Tel is a leading provider of business telephone systems in the United States and related call processing software, voice processing software and call accounting software. Inter-Tel is also an emerging provider in the voice and data convergence market, with a line of voice and data routers, IP phones, e-commerce software, client software and related networking software, which allow Inter-Tel to handle networked applications as large as 20,000 ports. Inter-Tel's products are marketed to small-to-large-sized organizations and divisions through 55 company owned direct sales offices, two international offices, a nationwide network of dealers and data and e-commerce VARs. Inter-Tel's products include the AXXESS and ECLIPSE2 business telephone systems, as well as the InterPrise voice and data products, including ClearConnect e-commerce software. The Company also provides maintenance, leasing and support services for its products. Inter-Tel's Common Stock is quoted on the Nasdaq under the symbol "INTL."

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

         The markets served by the Company have been characterized by rapid technological changes and increasing customer requirements. The Company has sought to address these requirements through the development of software enhancements and improvements to existing systems and the introduction of new products and applications. The Company's research and development efforts over the last several years have been focused primarily on developing new products such as the Inter-Tel InterPrise Voice and Data Routers, the ClearConnect products, Inter-Tel Unified Messaging; enhancing the CTI capabilities of the AXXESS and ECLIPSE2 digital communications platform; and expanding the capacity of the Company's AXXESS and ECLIPSE2 systems. Current efforts are related to the support of industry standard CTI interfaces, the development of additional applications and features for the AXXESS and ECLIPSE2 digital communication systems, the enhancement of the Inter-Tel InterPrise router solutions, and the development of a LAN-based Communications Server incorporating the Company's Call Processing and Voice Processing software. New applications under development also include Basic Rate ISDN, enhanced PBX networking, the Inter-Tel.NET private IP telephony service and enhanced unified messaging. The software-based architecture of the Inter-Tel digital communication systems facilitate maintenance, support, upgrades, and incorporation of additional features and functionality.

         The Company offers to our customers a package of lease financing and other services under the name Totalease. Totalease provides to customers lease financing, maintenance and support services, fixed price upgrades and other benefits. The Company finances this program through the periodic resale of lease rental streams to financial institutions.

         Net sales of the Company have increased substantially in each of the past three years. Such increases were 28.2%, 14.5%, and 22.8%, in 2000, 1999, and 1998 over the preceding year.

RESULTS OF OPERATIONS

         The following table sets forth certain statement of operations data of the Company expressed as a percentage of net sales for the periods indicated:

                                                 Year Ended December 31
                                            2000           1999          1998
                                            ----           ----          ----
Net sales                                  100.0%         100.0%        100.0%
Cost of sales                               60.5           50.7          51.3
                                           -----          -----         -----
Gross margin                                39.5           49.3          48.7
Research and development                     4.8            4.7           4.2
Selling, general and administrative         31.7           31.3          31.5
Special charges                             12.6             --           8.3
                                           -----          -----         -----
Operating income                            (9.6)          13.2           4.7
Equity share of Cirilium's net losses       (1.5)            --            --
Write-off of Cirilium investment            (0.5)            --            --
Interest and other income                    0.3            0.7           1.1
Interest expense                            (0.1)           0.0           0.0
Income taxes (benefit)                      (4.2)           5.3           2.5
                                           -----          -----         -----
Net income                                  (7.2)%          8.6%          3.3%
                                           -----          -----         -----

YEAR ENDED DECEMBER 31, 2000 VERSUS YEAR ENDED DECEMBER 31, 1999

         NET SALES. Net sales increased 28.2% to $402.7 million in 2000 from $314.2 million in 1999, representing an increase of $88.5 million. Sales from the Company's direct sales offices, including government and national account, and from wholesale distribution accounted for $61.5 million of the increase and the network services group accounted for $21.2 million of the increase. In addition, sales from Inter-Tel.NET increased to $22.8 million in 2000 from $2.8 million in 1999.

         GROSS PROFIT. Gross profit including the Executone restructuring charge increased 2.8% to $159.0 million, or 39.5% of net sales in 2000 from $154.8 million, or 49.3% of net sales, in 1999. Excluding the Executone restructuring charge, gross profit increased 7.7% to 166.7 million, or 41.4% of net sales in 2000. This increase in gross profit was primarily a result of the large increase in consolidated sales. However, gross profit decreased as a percentage of net sales, due in large part to increases in sales of IP and long distance services, which have lower gross margins than sales of our digital systems and software. In addition, the Company experienced a lower proportion of sales through the Company's direct sales offices compared to its dealer network, and was impacted by pricing discounts on telephone system sales.

         RESEARCH AND DEVELOPMENT. Research and development expenses increased to $19.5 million, or 4.8% of net sales in 2000 from $14.8 million, or 4.7% of net sales, in 1999. In 2000, these expenses were directed principally toward the continued development of the digital AXXESS and Eclipse2 software and systems, unified messaging and voice processing software, InterPrise IP router solutions, ClearConnect solutions, and certain CTI applications. The Company expects that research and development expenses will continue to increase in absolute dollars as the Company continues to develop and enhance existing and new technologies and products. These expenses may vary, however, as a percentage of net sales.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased to $127.5 million, or 31.7% of net sales, in 2000 from $98.4 million, or 31.3% of net sales, in 1999. The increase reflected increased costs from continued development of the Inter-Tel.net network and related expenses, increased reserves for accounts receivable, additional personnel to support the direct dealer network, and selling, incentive, training and other compensation costs at the Company's direct sales office operations. The Company expects that selling, general and administrative expenses will increase in absolute dollars, but may vary as a percentage of net sales.

         CHARGES AND IPRD WRITE-OFF. The Company reported pre-tax charges of $66.8 million during 2000, which reduced net income by $42.0 million, or $1.60 per share after tax. These pre-tax charges reflected the write-off of the Executone acquisition of $50.9 million in the second quarter, the write-off of IPRD in connection with the Executone purchase of $5.4 million during the first quarter, the write-down to net realizable value of Inter-Tel.NET assets of $2.0 million during the second quarter, the equity share of Cirilium's losses of $5.9 million for the year, and write-off of the Company's investment in Cirilium of $2.6 million (including reserve adjustments) during the third quarter. Without these charges, the Company would have reported net income of $13.1 million ($0.50 per diluted share) for the year ended December 31, 2001. Refer to "Restructuring Charges" below for additional information.

         INTEREST AND OTHER INCOME. Other income in both periods consisted primarily of interest income and foreign exchange rate gains and losses. Other income decreased approximately $1.3 million in 2000 principally as a result of lower levels of cash available for investment.

         INCOME TAXES. The 2000 income tax rate decreased to 36.8% compared to 38.0% for 1999. The Company anticipates no tax benefit for a component of the Cirilium losses during 2000 that are capital losses. Accordingly, the Company anticipates a lower effective tax benefit on a consolidated basis in 2000.

         NET INCOME. Including the charges recorded in 2000, net income decreased to a loss of $28.9 million, or a loss of $1.10 per diluted share, in 20000 compared to net income of $27.1 million, or $1.01 per diluted share, in 1999. Excluding the charges, net income would have been $13.1 million, or $.50 per diluted share, in 2000.

YEAR ENDED DECEMBER 31, 1999 VERSUS YEAR ENDED DECEMBER 31, 1998

         NET SALES. Net sales increased 14.5% to $314.2 million in 1999 from $274.5 million in 1998, representing an increase of $39.7 million. Sales from the Company's direct sales offices and from wholesale distribution accounted for $30.4 million of the increase and the network services group accounted for $11.0 million of the increase.

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

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses increased to $98.4 million, or 31.3% of net sales, in 1999 from $86.6 million, or 31.5% of net sales, in 1998. This reflected increased selling, incentive, training and other compensation costs attributable to the increased sales through the Company's direct sales offices, continued development of the Inter-Tel.net network and related expenses, additional personnel to support the direct dealer network, and expenses associated with international operations. This increase is also attributable to the hiring of additional sales and technical training staff, consolidation and expansion of our credit management group, and increases in reserves for patent royalty claims and accounts receivable.

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

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2000, cash and equivalents totaled $27.1 million, which represented an increase of approximately $7.9 million from December 31, 1999. On June 1, 2000, the Company increased its unsecured revolving line of credit with Bank One, Arizona, NA to $25 million. This credit facility is available through June 1, 2002. Under the credit facility, the Company has the option to borrow at a prime rate or adjusted LIBOR interest rate. Historically, the Company has used the credit facility primarily to support international letters of credit to suppliers. During the year ended December 31, 1999, approximately $15.7 million of available cash was used in acquisitions closed in 1999 and to fund the Cirilium joint venture and an additional $6.7 million was expended to repurchase shares of the Company's Common Stock. In addition, approximately $44.3 million was used to fund the subsequent acquisition of certain assets and liabilities of Executone, which closed on January 1, 2000, offset by cash received from the disposition of the manufacturing operations of Executone to Varian of $6.6 million. During the year ended December 31, 2000, the Company expended an additional $2.9 million in acquisitions and joint ventures and an additional $6.7 million to repurchase shares of the Company's Common Stock. In addition, the Company expended approximately $11.0 million in the restructuring of the Executone operations, including severance and related costs, the shut down and consolidation of the Milford facility and the impairment of assets associated with the restructuring. The remaining cash balances may be used to develop Inter-Tel.NET and for potential acquisitions, strategic alliances, working capital and general corporate purposes.

         Net cash provided by operating activities totaled $17.3 million for the year ended December 31, 2000, compared to $33.4 million for the same period in 1999. Cash provided by operating activities in 2000 was primarily the result of income from operations after considering the non-cash portion of restructuring charges and the non-cash depreciation and amortization charges. Cash used in operating assets and liabilities in 2000 was $29.0 million, compared to $16.1 million in 1999. At December 31, 2000, the Company had higher accounts receivable, inventory, and prepaid expenses and other assets than at

December 31, 1999, attributable primarily to the Executone acquisition. Correspondingly, at December 31, 2000 accounts payable and other current liabilities increased primarily as a result of the assumption of liabilities of Executone. The Company expects to expand sales through its direct sales office and dealer networks, which is expected to require the expenditure of working capital for increased accounts receivable and inventories.

         Net cash used in investing activities, primarily in the form of acquisitions and capital and operating lease expenditures, offset by cash received from the disposition of the manufacturing operations of Executone to Varian of $6.6 million, totaled $5.9 million and $72.7 million for the years ended December 31, 2000 and 1999, respectively. Cash used in acquisitions and investments in joint ventures totaled approximately $2.9 million in 2000. Capital expenditures totaled approximately $9.6 million for the same period. The Company anticipates additional capital expenditures during 2001, principally relating to expenditures for equipment and management information systems used in operations, facilities expansion and acquisition activities.

         Net cash used in financing activities totaled $3.5 million during 2000 compared to $4.6 million in 1999. Net cash used in financing activities during both periods was primarily attributable to the proceeds from the stock option and purchase plans, offset by payments for cash dividends, long-term debt and stock repurchases. The Company expended approximately $6.7 million and $6.7 million for stock repurchases during 2000 and 1999, respectively, funded by existing cash balances during each period. During 2000, the Company reissued treasury shares through stock option exercises and issuances, with the proceeds received totaling less than the cost basis of the treasury stock reissued. Accordingly, the difference was recorded as a reduction to retained earnings. Net cash used for cash dividends totaled $1.1 million during 2000, which was offset by cash provided by the exercise of stock options and stock issuances pursuant to our Employee Stock Purchase Plan.

The Company offers to its customers lease financing and other services, including its Totalease program, through its Inter-Tel Leasing, Inc. subsidiary. The Company funds its Totalease program in part through the sale to financial institutions of rental income streams under the leases. Resold lease rentals totaling $198.4 million and $163.7 million remain unbilled at December 31, 2000 and December 31, 1999, respectively. The Company is obligated to repurchase such income streams in the event of defaults by lease customers and, accordingly, maintains reserves based on loss experience and past due accounts. Although the Company to date has been able to resell the rental streams from leases under the Totalease program profitably and on a substantially current basis, the timing and profitability of lease resales could impact the Company's business and operating results, particularly in an environment of fluctuating interest rates and economic uncertainty. If the Company is required to repurchase rental streams and realizes losses thereon in amounts exceeding its reserves, its operating results will be adversely affected.

         The Company believes that its working capital and credit facilities, together with cash generated from operations, will be sufficient to develop and expand its business operations and the Inter-Tel.NET network, to finance acquisitions of additional resellers of telephony products and other strategic acquisitions or corporate alliances, and to provide adequate working capital for the next twelve months. However, to the extent that additional funds are required in the future to address working capital needs and to provide funding for capital expenditures, expansion of the business or the Inter-Tel.NET network or additional acquisitions, the Company will seek additional financing. There can be no assurance that additional financing will be available when required or on acceptable terms.

RESTRUCTURING CHARGES

EXECUTONE. On January 1, 2000 Inter-Tel purchased certain computer telephony assets and assumed certain liabilities of Executone Information Systems, Inc. ("Executone") for $44.3 million in cash plus related acquisition costs, subject to purchase price adjustments as of the closing date. The Executone transaction was accounted for using the purchase method of accounting. The aggregate purchase price was allocated to the fair value of the assets and liabilities acquired, of which $5.4 million ($3.4 million after taxes) was written-off as purchased in-process research and development.

During the first quarter of 2000, the Executone division recognized losses of approximately $2.5 million ($1.5 million after taxes, or $.06 per diluted share) excluding the charge for in-process research and development. During the second quarter of 2000, the Executone division continued to experience significant losses. The Executone division recognized pre-tax losses during the second quarter and six months ended June 30, 2000 of $3.4 million, or $2.1 million after-tax ($.08 per diluted share) and $5.9 million, or $3.6 million after-tax ($.14 per diluted share), respectively. As a result of these losses, together with other considerations noted below, the Company decided to close the primary Executone facility in Milford, Connecticut and to recognize a restructuring charge related to the Executone operations. At the time the original purchase was recorded, the Company had not anticipated closing the Milford facility. After incurring higher than anticipated losses from Executone operations and after a deterioration in the Executone business, including loss of dealers and customers, delays in introduction and acceptance of new products, the Company's management decided it was in the best interests of the Company and its shareholders to close the Milford facility and consolidate its operations into the Company's metro-Phoenix, Arizona facilities.

The restructuring of the Executone operations included severance and related costs, the shut down and consolidation of the Milford facility and the impairment of assets associated with the restructuring. Exit costs associated with the closure of the Milford facility also included liabilities for building, furniture and equipment lease, and other contractual obligations. The Company is liable for the lease on the Milford buildings through January 2005. Various furniture leases run concurrently through March 2002. Other capital leases for computer and other equipment terminate on varying dates through September 2002. To date, the Company has entered into sublease agreements with third parties to sublease portions of the facility and equipment. The reserve for lease and other contractual obligations is identified in the table below.

The following tables summarize details of the restructuring charge in connection with the Executone acquisition:

--------------------------------------------- ------------- ---------------- ------------ -----------------
                                                                                              RESERVE
                                                 CASH/        RESTRUCTURING                   BALANCE
                     DESCRIPTION                NON-CASH         CHARGE        ACTIVITY     AT 12/31/00
--------------------------------------------- ------------- ---------------- ------------ -----------------
                                                                   (In thousands)
--------------------------------------------- ------------- ---------------- ------------ -----------------
--------------------------------------------- ------------- ---------------- ------------ -----------------
PERSONNEL COSTS:
--------------------------------------------- ------------- ---------------- ------------ -----------------
  Severance and termination costs                 Cash            $  (1,583)     $  1,558        $     (25)
--------------------------------------------- ------------- ---------------- ------------ -----------------
  Other Plant closure costs                       Cash                 (230)           30             (200)
--------------------------------------------- ------------- ---------------- ------------ -----------------

--------------------------------------------- ------------- ---------------- ------------ -----------------
LEASE TERMINATION AND OTHER CONTRACTUAL
OBLIGATIONS (NET OF ANTICIPATED RECOVERY):
--------------------------------------------- ------------- ---------------- ------------ -----------------
  Building and equipment leases                   Cash               (7,444)        1,348           (6,096)
--------------------------------------------- ------------- ---------------- ------------ -----------------
  Other contractual obligations                   Cash               (1,700)           --           (1,700)
--------------------------------------------- ------------- ---------------- ------------ -----------------

--------------------------------------------- ------------- ---------------- ------------ -----------------
IMPAIRMENT OF ASSETS:
--------------------------------------------- ------------- ---------------- ------------ -----------------
  Inventories                                   Non-Cash             (3,454)        1,376           (2,078)
--------------------------------------------- ------------- ---------------- ------------ -----------------
  Prepaid inventory and other expenses          Non-Cash             (2,485)        2,485                --
--------------------------------------------- ------------- ---------------- ------------ -----------------
  Accounts receivable                           Non-Cash             (1,685)          521           (1,164)
--------------------------------------------- ------------- ---------------- ------------ -----------------
  Fixed assets                                  Non-Cash             (3,151)        2,942             (209)
--------------------------------------------- ------------- ---------------- ------------ -----------------
  Net intangible assets                         Non-Cash            (29,184)       29,184                --
--------------------------------------------- ------------- ---------------- ------------ -----------------

--------------------------------------------- ------------- ---------------- ------------ -----------------
TOTAL                                                             $ (50,916)     $ 39,444        $ (11,472)
--------------------------------------------- ------------- ---------------- ------------ -----------------

Included in the total Executone restructuring costs of $50.9 million is a $43.3 million restructuring charge for exit costs and asset impairment, and $7.6 million associated with the impairment of inventories, which has accordingly been recorded as additional costs of sales.

INTER-TEL.NET. During the second quarter of 2000, Inter-Tel recorded a pre-tax charge associated with Inter-Tel.NET operations of $2.0 million ($1.2 million after-tax), related to the write-down to net realizable value of the Vocal'Net servers in the division's IP network and lease termination costs of redundant facilities. Inter-Tel.NET is in the process of adding new technology to be implemented throughout the Inter-Tel.NET network. The changes to the Inter-Tel.NET network are designed to improve the voice quality, design and interoperability of the network, and to allow Inter-Tel to better position itself to sell services to its enterprise customers.

The pre-tax charge associated with Inter-Tel.NET is related to the write-down to net realizable value of the Vocal'Net servers in the division's IP network, and lease termination costs of certain redundant facilities. The following table summarizes the details of the write-down and activity in the reserve balances from the date of the write-down through December 31, 2000:

--------------------------------------- ------------- ---------------- -------------- -------------------
                                                                                           RESERVE
                                            CASH/        RESTRUCTURING                     BALANCE
                DESCRIPTION                NON-CASH         CHARGE        ACTIVITY       AT 12/31/00
--------------------------------------- ------------- ---------------- -------------- -------------------
                                                               (In thousands)
--------------------------------------- ------------- ---------------- -------------- -------------------
LEASE TERMINATION OBLIGATIONS (NET
OF ANTICIPATED RECOVERY):
--------------------------------------- ------------- ---------------- -------------- -------------------
  Building leases                                Cash        $   (144)        $    87              $ (57)
--------------------------------------- ------------- ---------------- -------------- -------------------

--------------------------------------- ------------- ---------------- -------------- -------------------
IMPAIRMENT OF ASSETS:
--------------------------------------- ------------- ---------------- -------------- -------------------
  Fixed assets                               Non-Cash          (1,824)          1,824                  --
--------------------------------------- ------------- ---------------- -------------- -------------------

--------------------------------------- ------------- ---------------- -------------- -------------------
TOTAL                                                        $ (1,968)        $ 1,911              $ (57)
--------------------------------------- ------------- ---------------- -------------- -------------------

CIRILIUM JOINT VENTURE. In December 1999, Inter-Tel entered into an agreement with Hypercom Corporation to jointly form Cirilium. Cirilium comprised parts of Hypercom's data and Inter-Tel's packet telephony experience, products and services, including Inter-Tel's Vocal'Net gateway products and technology. Inter-Tel's 1999 investment in Cirilium noted above included cash of $6.5 million, and net assets of $1.2 million. The Company accounted for the Cirilium losses using the equity method of accounting through September 2000. In September 2000, the Company wrote-off its investment in Cirilium. The Company retains an ownership interest of 19.9% in Cirilium, and therefore no longer uses the equity method of accounting.

NEW PRONOUNCEMENTS.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, (FAS 133), "Accounting for Derivative Instruments and Hedging Activities." This statement provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In July 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 137, which deferred the effective date of FAS 133 for one year. In June 2000, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 138, (FAS
138), "Accounting for Certain Derivative Instruments and Certain Hedging Activities - an amendment to FASB Statement No. 133." This statement amended certain provisions of FAS 133. Accordingly, the Company will adopt FAS 133, as amended by FAS 138, effective the first quarter of fiscal 2001. Management is evaluating what effect, if any, this statement may have on the Company's financial statements.

     In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement revises the accounting standards for securitizations and other transfers of financial assets and collateral and requires certain disclosures. This statement is effective for transfers and servicing of financial assets occurring after March 31, 2001. Management is evaluating what effect, if any, this statement may have on the company's financial statements.