Form 10-K, Exhibit 13
period 2001-12-31
INTER TEL INC
filed 2002-03-25
CIK 350066

EXHIBIT 13.0 ANNUAL REPORT TO SECURITY HOLDERS

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
INTER-TEL, INCORPORATED

We have audited the accompanying consolidated balance sheets of Inter-Tel, Incorporated and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the Index at Item 14(a) 2. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter-Tel, Incorporated and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                        /s/ ERNST & YOUNG LLP

Phoenix, Arizona
February 13, 2002

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
--------------------------------------------------------------------------------

(In thousands, except share amounts)                       2001         2000
                                                         ---------    ---------
ASSETS
CURRENT ASSETS
Cash and equivalents                                     $  61,795    $  27,103
Accounts receivable, less allowances of
  $11,858 in 2001 and $17,187 in 2000                       45,962       61,482
Inventories, less allowances of $13,202
  in 2001 and $11,897 in 2000                               20,848       35,060
Net investment in sales-leases                              13,799       14,629
Income taxes receivable                                      3,257        9,157
Deferred income taxes                                        8,467       13,116
Prepaid expenses and other assets                            4,891        7,668
                                                         ---------    ---------
TOTAL CURRENT ASSETS                                       159,019      168,215

PROPERTY, PLANT & EQUIPMENT                                 23,835       32,723
EQUIPMENT HELD UNDER LEASE, NET                                 70          423
GOODWILL AND OTHER INTANGIBLES                              18,659       18,389
NET INVESTMENT IN SALES-LEASES                              21,735       22,808
OTHER ASSETS                                                 4,144          568
                                                         ---------    ---------
                                                         $ 227,462    $ 243,126
                                                         ---------    ---------
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                         $  21,812    $  35,438
Other current liabilities                                   44,051       46,769
                                                         ---------    ---------
TOTAL CURRENT LIABILITIES                                   65,863       82,207

DEFERRED TAX LIABILITY                                      17,390        5,222
LEASE RECOURSE LIABILITY                                     8,890        7,697
RESTRUCTURING RESERVE                                        3,060        5,760
OTHER LIABILITIES                                            5,422        5,804

SHAREHOLDERS' EQUITY
Common stock, no par value - authorized 100,000,000
  shares; issued and outstanding - 24,166,430 shares
  in 2001 and 25,950,969 shares in 2000                    108,968      109,132
Less: Shareholder loans                                       (942)      (1,018)
Retained earnings                                           54,877       44,099
Accumulated other comprehensive income                         151         (280)
                                                         ---------    ---------
                                                           163,054      151,933
Less: Treasury stock at cost - 2,995,393 shares in
      2001 and 1,210,854 shares in 2000                    (36,217)     (15,497)
                                                         ---------    ---------

TOTAL SHAREHOLDERS' EQUITY                                 126,837      136,436

                                                         ---------    ---------
                                                         $ 227,462    $ 243,126
                                                         ---------    ---------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

(In thousands, except per share data)           2001        2000        1999
                                              ---------   ---------   ---------
NET SALES                                     $ 385,655   $ 402,723   $ 314,221
Cost of sales                                   211,161     236,046     159,463
Cost of sales - Executone restructuring              --       7,639          --
                                              ---------   ---------   ---------

GROSS PROFIT                                    174,494     159,038     154,758

Research and development                         17,556      19,489      14,798
Selling, general and administrative             131,157     127,468      98,430
In-process research and development                  --       5,433          --
Other charges                                     5,357      45,245          --
                                              ---------   ---------   ---------
                                                154,070     197,635     113,228
                                              ---------   ---------   ---------

OPERATING INCOME (LOSS)                          20,424     (38,597)     41,530
                                              ---------   ---------   ---------

Equity share of Cirilium Corp.'s net Losses          --      (5,938)         --
Write-off of Cirilium Corp. investment               --      (2,045)         --
Interest and other income                          1081       1,474       2,391
Loss on foreign translation adjustments            (337)       (421)        (46)
Interest expense                                   (468)       (213)       (110)
                                              ---------   ---------   ---------
INCOME (LOSS) BEFORE INCOME TAXES                20,700     (45,740)     43,765

INCOME TAXES
Current                                          (3,647)     (9,904)     19,966
Deferred                                         11,306      (6,913)     (3,347)
                                              ---------   ---------   ---------
                                                  7,659     (16,817)     16,619
                                              ---------   ---------   ---------

NET INCOME (LOSS)                             $  13,041   $ (28,923)  $  27,146
                                              ---------   ---------   ---------

NET INCOME (LOSS) PER SHARE
Basic                                         $    0.53   $   (1.10)  $    1.05
Diluted                                       $    0.52   $   (1.10)  $    1.01
                                              ---------   ---------   ---------

Weighted average basic common shares             24,488      26,273      25,949

Weighted average diluted common shares           25,240      26,273      27,004
                                              ---------   ---------   ---------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

                                                                            Accumulated
                                                                               Other       Share-
                                     Common      Treasury      Retained    Comprehensive   Holder
(In thousands)                        Stock        Stock       Earnings    Income (loss)    Loans        Total
                                    ---------    ---------     ---------     ---------    ---------    ---------
BALANCE AT DECEMBER 31, 1998        $ 104,539    $ (15,851)    $  54,194     $    (196)   $      --    $ 142,686

Stock repurchase                                    (6,700)                                               (6,700)
Exercise of stock options                            8,027        (4,420)                                  3,607
Tax benefit from stock options          2,421                                                              2,421
Shareholder loans                                                                            (1,116)      (1,116)
Stock issued under
  Employee Stock Purchase Plan                         896           (45)                                    851
Adjustment to shares previously
  Issued in acquisition                  (107)                                                              (107)

Net income                                                        27,146                                  27,146
Gain on currency translation                                                       373                       373
                                                                                                       ---------
Comprehensive income                                                                                      27,519

Dividends                                                         (1,040)                                 (1,040)
                                    ---------    ---------     ---------     ---------    ---------    ---------
BALANCE AT DECEMBER 31, 1999          106,853      (13,628)       75,835           177       (1,116)     168,121

Stock repurchase                                    (6,711)                                               (6,711)
Exercise of stock options                            3,496        (1,468)                                  2,028
Tax benefit from stock options          1,852                                                              1,852
Shareholder loan repayments                                                                      98           98
Stock issued under
  Employee Stock Purchase Plan                       1,346          (293)                                  1,053
Issuance of shares in acquisition         427                                                                427

Net loss                                                         (28,923)                                (28,923)
Loss on currency translation                                                      (457)                     (457)
                                                                                                       ---------
Comprehensive loss                                                                                       (29,380)

Dividends                                                         (1,052)                                 (1,052)
                                    ---------    ---------     ---------     ---------    ---------    ---------
BALANCE AT DECEMBER 31, 2000          109,132      (15,497)       44,099          (280)      (1,018)     136,436

Stock repurchase                                   (28,905)                                              (28,905)
Exercise of stock options                            1,806          (509)                                  1,297
Tax benefit from stock options            263                                                                263
Shareholder loan repayments                                                                      76           76
Stock issued under
  Employee Stock Purchase Plan                       1,057           (91)                                    966
Issuance of treasury shares in
  conversion of subsidiary stock         (427)       5,322          (471)                                  4,424

Net income                                                        13,041                                  13,041
Gain on currency translation                                                       431                       431
                                                                                                       ---------
Comprehensive income                                                                                      13,472

Dividends                                                         (1,192)                                 (1,192)
                                    ---------    ---------     ---------     ---------    ---------    ---------
BALANCE AT DECEMBER 31, 2001        $ 108,968    $ (36,217)    $  54,877     $     151    $    (942)   $ 126,837
                                    ---------    ---------     ---------     ---------    ---------    ---------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

(In thousands)                                         2001        2000        1999
                                                     --------    --------    --------
OPERATING ACTIVITIES:
Net income (loss)                                    $ 13,041    $(28,923)   $ 27,146
Adjustments to reconcile net income (loss)  to
 net cash provided by operating activities:
  Depreciation of fixed assets                          8,742       9,724       7,653
  Amortization of intangibles                           2,775       3,022       1,470
  Provision for losses on receivables                  12,100      11,720       8,396
  Provision for inventory valuation                     1,614       1,653       1,508
  Increase in other liabilities                         3,547       9,111       6,106
  Loss on sale of property and equipment:                 (39)        157         197
  Deferred income taxes (benefit)                      11,306      (6,913)     (3,347)
  Effect of exchange rate changes                         431        (457)        373
  Purchased in-process research and development            --       5,433          --
  Non-cash portion of other charges                     5,357      41,783          --
  Changes in operating assets and liabilities          16,132     (28,971)    (16,122)
                                                     --------    --------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES              75,006      17,339      33,380
                                                     --------    --------    --------
INVESTING ACTIVITIES:
Additions to property and equipment                    (7,988)     (9,597)    (12,486)
Additions to operating leases                              --        (122)     (3,115)
Proceeds from sale of property and equipment
 and operating leases                                     173          39       2,904
Cash received from disposition of business segment         --       6,602          --
Cash used in acquisitions and joint ventures           (6,789)     (2,855)    (59,960)
                                                     --------    --------    --------
NET CASH USED IN INVESTING ACTIVITIES                 (14,604)     (5,933)    (72,657)
                                                     --------    --------    --------
FINANCING ACTIVITIES:
Cash dividends paid                                      (983)     (1,054)     (1,040)
Proceeds from exercise of stock options                 1,373       2,126       2,491
Proceeds from stock issued under the
 Employee Stock Purchase Plan                             966       1,053         851
Proceeds from term debt                                 3,387       3,319          --
Payments on term debt                                  (1,548)     (2,262)       (223)
Treasury stock purchases                              (28,905)     (6,711)     (6,700)
                                                     --------    --------    --------
NET CASH USED IN FINANCING ACTIVITIES                 (25,710)     (3,529)     (4,621)
                                                     --------    --------    --------
INCREASE (DECREASE) IN CASH AND
   EQUIVALENTS                                         34,692       7,877     (43,898)

CASH AND EQUIVALENTS AT BEGINNING
   OF YEAR                                             27,103      19,226      63,124
                                                     --------    --------    --------
CASH AND EQUIVALENTS AT END OF YEAR                  $ 61,795    $ 27,103    $ 19,226
                                                     ========    ========    ========

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001, 2000 and 1999
--------------------------------------------------------------------------------

NOTE A - SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS. Inter-Tel, incorporated in 1969, is a single point of contact, full service provider of business communications systems, voice mail systems and networking applications. We market and sell voice processing and unified messaging software, call accounting software, Internet Protocol (IP) telephony software, computer-telephone integration (CTI) applications, long distance calling services, and other communications services. Our products and services include the AXXESS by Inter-Tel and ECLIPSE(2) by Inter-Tel business communication systems, with integrated voice processing and unified messaging systems, IP telephony voice and data routers, and ClearConnect Talk-to-Agent e-commerce software. We also provide maintenance, leasing and support services for our products. Our customers include business enterprises, government agencies and non-profit organizations. Our common stock is quoted on the Nasdaq National Market System under the symbol "INTL."

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Inter-Tel, Incorporated and all significant subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

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

     PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related real and personal property which range from 3 years to 30 years. Leasehold improvements are depreciated over the shorter of the related lease terms or the estimated useful lives of the improvements. Within the category "computer systems and equipment," including database and enterprise software, WAN and LAN equipment and software, personal computers, servers and related software, the range for estimated useful lives is 3 years to 7 years. See Note E for additional information.

     GOODWILL AND OTHER INTANGIBLE ASSETS. Purchase prices of acquired businesses and technology that are accounted for as purchases have been allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired ("goodwill") were being amortized over 3 to 40 years through December 31, 2001.

     At December 31, 2001, goodwill, net of accumulated amortization, totaled $13.7 million. Other acquisition-related intangibles, net of accumulated amortization, totaled $5.0 million at December 31, 2001. Accumulated amortization through December 31, 2001 was $7.6 million. This amount includes $5.0 million of amortization of goodwill and $2.6 million of amortization of other acquisition-related intangibles. Other acquisition-related intangibles, comprised primarily of developed technology, customer lists and non-competition agreements, are amortized on a straight-line basis over periods ranging from 5-17 years. See Note F for additional information.

     In June 2001 the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) 141, "Business Combinations," and 142, "Goodwill and Other Intangible Assets." SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS 142 requires that these assets be reviewed for impairment at least annually. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. Additionally, SFAS 142 requires that goodwill included in the carrying value of equity method investments no longer be amortized.

     Inter-Tel has adopted SFAS 142 effective January 1, 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in income from continuing operations before income taxes of approximately $1.8 million in 2002. Inter-Tel has tested goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Inter-Tel has performed the first of the required impairment tests for goodwill as of January 1, 2002 and has determined that the carrying amount of goodwill is not impaired.

     SALES-LEASES. The discounted present values of minimum rental payments under sales-type leases are recorded as sales, net of provisions for continuing administration and other expenses over the lease period. The costs of systems installed under these sales-leases, net of residual values at the end of the lease periods, are recorded as costs of sales. Gains or losses resulting from the sale of rental income from such leases are recorded as net sales. Refer to Note D for additional information.

     INCOME TAXES. Deferred income taxes result from temporary differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

     ADVERTISING. The cost of advertising is expensed as incurred. We incurred $596,000; $513,000; and $559,000 in advertising costs during 2001, 2000, and
1999, respectively.

     REVENUE RECOGNITION. We recognize revenue pursuant to Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements." Accordingly, revenue is recognized when all four of the following criteria are met: (i) persuasive evidence that arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is both fixed and determinable and; (iv) collectibility is reasonably probable. Revenue derived from sales of systems and services to end-user customers is recognized upon installation of the systems and performance of the services, respectively, allowing for use by our customers of these systems. Pre-payments for communications services are deferred and recognized as revenue as the communications services are provided.

     For shipments to dealers and other distributors, our revenues are recorded as products are shipped and services are rendered, because the sales process is complete. These shipments are primarily to third-party dealers and distributors and title passes when goods are shipped (free-on-board shipping point). Long distance services revenues are recognized as service is provided.

     SHIPPING AND HANDLING COSTS. EITF 00-10 "Accounting for Shipping and Handling Fees and Costs," addresses the accounting for shipping and handling fees and costs. Our policy is primarily not to bill customers for shipping costs, unless the customer requests priority shipping. Any amounts billed are recorded net in cost of goods sold. Billed shipping and handling costs in 2001 represented less than $1.16 million, or 0.3% of net sales, and are not a significant component of our operations.

     STOCK BASED COMPENSATION. We grant stock options for a fixed number of shares to employees with an exercise price equal to the fair market value of the shares at the date of grant. We account for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related Interpretations, in accounting for stock based awards to employees. Under APB 25, we generally recognize no compensation expense with respect to such awards.

     FOREIGN CURRENCY TRANSLATION. For our foreign operations, the local currency is the functional currency. All assets and liabilities are translated at period-end exchange rates and all income statement amounts are translated at an average of month-end rates. Adjustments resulting from this translation are recorded in accumulated other comprehensive income.

     CONTINGENCIES. We are a party to various claims and litigation in the normal course of business. However, it is management's opinion that the results of these matters will not have a material adverse impact on our financial position, results of operations or future cash flows.

     USE OF ESTIMATES. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     RECLASSIFICATIONS. Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS 141, "Business Combinations", and SFAS 142, "Goodwill and Other Intangible Assets", effective for our fiscal year beginning January 1, 2002. Inter-Tel has adopted SFAS 142 effective January 1, 2002. Application of the nonamortization provisions of SFAS 142 is expected to result in an increase in income from continuing operations before income taxes of approximately $1.8 million in 2002. Inter-Tel has tested goodwill for impairment using the two-step process prescribed in SFAS 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Inter-Tel has performed the first of the required impairment tests for goodwill as of January 1, 2002 and has determined that the carrying amount of goodwill is not impaired.

     In April 2001, the Emerging Issues Task Force (EITF) issued Issue 00-25, Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products. EITF 00-25 addresses the accounting and income statement classification of costs that a vendor incurs to or on behalf of a reseller in connection with the reseller's purchase or promotion of the vendor's products. The standard is effective for fiscal periods beginning after December 15, 2001 and will be adopted by us as of January 2002. It is not expected that the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

     In July 2001, the FASB issued Statement No. 143, Accounting for Asset Retirement Obligations. The standard applies to obligations associated with the retirement of tangible long-lived assets. The standard is effective for fiscal periods beginning after June 15, 2002 and will be adopted by us as of January 2003. It is not expected that the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

     In August 2001, the FASB issued Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (Statement) which supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of; however it retains the fundamental provisions of that statement related to the recognition and measurement of the impairment of long-lived assets to be "held and used." The standard is effective for fiscal periods beginning after December 15, 2001 and will be adopted by us as of January 2002. It is not expected that the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

NOTE B - ACQUISITIONS, DISPOSITIONS AND RESTRUCTURING CHARGES

CONVERGENT. On January 26, 2001, Inter-Tel Technologies, Inc., our wholly-owned subsidiary, acquired certain assets of Convergent Communications Services, Inc. (Convergent) for cash plus the assumption of various specific liabilities and related acquisition costs. The Company acquired segments of the voice customer base, accounts receivable, specified inventory and fixed assets, and assumed liabilities for warranty, maintenance and specified leased premises costs. The Convergent transaction was accounted for using the purchase method of accounting.

     The adjusted purchase price paid by us in the Convergent transaction included cash of $3.9 million plus assumption of specific liabilities totaling $6.3 million. The final purchase price was adjusted pursuant to a settlement agreement with Convergent representatives which specified the return of $6.7 million to Inter-Tel, representing funds from escrow and other amounts owed to Inter-Tel by Convergent that were previously set aside by the bankruptcy court, as well as adjustments for assets to be acquired and liabilities to be assumed. The settlement payments only required adjustments or reallocations based on the specified assets acquired and liabilities assumed in connection with the purchase, and differences have been represented as adjustments to the net assets acquired. The Company recorded goodwill of $880,000 and other intangible assets of $120,000 in connection with this acquisition. Goodwill and intangibles were amortized through December 31, 2001. The net goodwill balance of $810,000 as of December 31, 2001 will no longer be amortized, but accounted for in accordance with SFAS 141 and 142. The net balance of $98,000 in other intangible assets will continue to be amortized for five years from the date of the acquisition.

MASTERMIND. On October 19, 2001, Inter-Tel Integrated Systems, Inc., our wholly-owned subsidiary, acquired certain of the assets and assumed certain stated liabilities from MasterMind Technologies, Inc., a Virginia corporation (MasterMind), for $2.0 million. $1.79 million was paid at or before closing with the balance placed into a bonus pool with earnout provisions for MasterMind shareholders and employees based on performance parameters. The portion relating to employees who have joined Inter-Tel will be charged to expenses. The Company recorded amortizable intangible technology assets totaling $1.4 million in connection with this acquisition. These technology assets are being amortized over 5 years.

     Each of the acquisitions discussed above was accounted for using the purchase method of accounting. The results of operations of each of these acquisitions have been included in our accompanying consolidated statements of operations from the date of acquisitions.

INTER-TEL.NET AND ICA. During the second quarter of 2000, Inter-Tel recorded a pre-tax charge associated with Inter-Tel.NET operations of $2.0 million ($1.2 million after-tax), related to the write-down to net realizable value of network equipment and lease termination costs of certain redundant facilities. The reserves established at the time of the write-down have been fully utilized as of December 31, 2001. The following table summarizes the details of the write-down and activity in the reserve balances from the date of the write-down through December 31, 2001. Activity represents payments made or amounts written off.

                                                                                               RESERVE
                                            CASH/           OTHER       2000       2001        BALANCE
             DESCRIPTION                  NON-CASH          CHARGE    ACTIVITY   ACTIVITY    AT 12/31/01
             -----------                  --------          ------    --------   --------    -----------
                                                                        (In thousands)
LEASE TERMINATION OBLIGATIONS
(NET OF ANTICIPATED RECOVERY):
  Building leases                           Cash           $  (144)   $    87    $    57       $    --

IMPAIRMENT OF ASSETS:
  Fixed assets                            Non-Cash          (1,824)     1,824         --            --

TOTAL                                                      $(1,968)   $ 1,911    $    57       $    --

     In March 2000, the Company's Inter-Tel.NET subsidiary acquired the stock of Intercomm Americas, Inc. (ICA), an international IP communications reseller for $580,000 cash and 750,000 shares of Inter-Tel.NET, with conversion rights into Inter-Tel, Incorporated Common Stock. The acquisition purchase price was valued at $1.2 million at March 2000. The ICA shareholders did not intend to exercise conversion rights. However, due to market conditions they decided to convert their Inter-Tel.NET shares to Inter-Tel shares in July 2001. Based on the exercise of conversion rights in July 2001, the valuation of purchase price of ICA increased to $6.2 million in accordance with the provisions of the acquisition agreement. The conversion of Inter-Tel.NET shares into Inter-Tel, Incorporated common stock was treated as an acquisition by Inter-Tel of Inter-Tel.NET shares, rather than as an adjustment to the original purchase price of ICA, as the conversion rights were part of the original purchase agreement, even though the value of the conversion rights could not be readily determined at that time. As a result, Inter-Tel made adjustments totaling $4.85 million to goodwill based on the value of the converted Inter-Tel shares as of June 30, 2001.

     On July 24, 2001, Inter-Tel agreed to sell 83% of Inter-Tel.NET to Comm-Services Corporation for a note of $4.95 million, secured by Comm-Services stock, other marketable securities of the shareholders of Comm- Services and 100% of the net assets of Inter-Tel.NET. The marketable securities held as collateral may be exchanged for cash or other readily marketable assets as long as the fair market value of the collateral exceeds

$2.5 million. The note is due and payable interest only from October 16, 2001 through July 15, 2002; then a principal payment of $250,000 due July 15, 2002, monthly principal and interest payments based on 1% of collected monthly revenues from July 16, 2002 to October 15, 2002 and based on 2% of collected monthly revenues from October 16, 2002 until paid in full. Additionally, any funds due Comm-Services for services rendered can be applied against the note. The note is due and payable on December 31, 2007, or earlier in certain circumstances.

     In connection with the sale of 83% of Inter-Tel.NET, we assessed the fair value of the remaining 17% investment in Inter-Tel.NET. Pursuant to SFAS 121, we recorded a charge as of the close of the second quarter of $5.4 million ($3.4 million after tax) associated with the impairment of our investment in Inter-Tel.NET. The impairment was measured as the difference between the carrying value of Inter-Tel's 17% interest in Inter-Tel.NET/Comm-Services and the estimated current fair market value of the note plus the 17% ownership interest in Inter-Tel.NET. The charge is primarily non-cash.

     Inter-Tel's management has not participated in the management of Inter-Tel.NET since the sale in July 2001. As a result, since July 24, 2001, we have accounted for the remaining Inter-Tel.NET/Comm-Services investment using the cost method of accounting. On December 30, 2001, Comm-Services entered into a merger agreement with Vianet. Inter-Tel's 17% investment in Comm-Services was converted to approximately 10% of Vianet stock. The $4.95 million loan was assumed by Vianet and Inter-Tel continues to hold collateral from the former shareholders of Comm-Services. Inter-Tel will account for the remaining 10% investment in Vianet using the cost method of accounting. The net investment in the note receivable and 10% interest in Vianet (formerly Comm-Services) is recorded in other assets for approximately $3.7 million.

     During 1999, 2000 and 2001, Inter-Tel.NET entered into operating lease agreements totaling approximately $6.5 million from an equipment vendor for network equipment and software. The lease agreements required Inter-Tel.NET to purchase vendor maintenance on their products. Inter-Tel originally guaranteed the indebtedness. In the second quarter of 2001, Inter-Tel.NET notified the vendor of network and network equipment problems encountered due to equipment and software recommended by the vendor, and supplied and financed by this vendor. Inter-Tel.NET requested that the vendor not only solve the problems, but also compensate Inter-Tel.NET for the problems and the resulting lost customers, lost revenues and lost profits. Pursuant to Inter-Tel's sale of 83% of Inter-Tel.NET, Comm-Services assumed the vendor lease and maintenance obligations and as such Inter-Tel has not recorded any liability for these obligations. However, the vendor has not released Inter-Tel from its guarantee of these obligations and Inter-Tel has not released the vendor from Inter-Tel's claims, nor did we assign our rights to these claims to Comm-Services.

EXECUTONE. On January 1, 2000 Inter-Tel purchased certain computer telephony assets and assumed certain liabilities of Executone Information Systems, Inc. (Executone) for $44.3 million in cash plus related acquisition costs, subject to purchase price adjustments as of the closing date. The Executone transaction was accounted for using the purchase method of accounting. The aggregate purchase price was allocated to the fair value of the assets and liabilities acquired, of which $5.4 million ($3.4 million after taxes) was written-off as purchased in-process research and development.

     During the first quarter of 2000, the Executone division recognized losses of approximately $2.5 million ($1.5 million after taxes, or $.06 per diluted share) excluding the charge for in-process research and development. In connection with the Executone acquisition, we sold Executone's manufacturing assets and liabilities to Varian of Tempe, Arizona at a net book value of $6.6 million.

     During the second quarter of 2000, the Executone division continued to experience significant losses. The Executone division recognized pre-tax losses during the second quarter and six months ended June 30, 2000 of $3.4 million, or $2.1 million after-tax ($.08 per diluted share) and $5.9 million, or $3.6 million after-tax ($.14 per diluted share), respectively. As a result of these losses, together with other considerations noted below, we decided to close the primary Executone facility in Milford, Connecticut and to recognize a restructuring charge related to the Executone operations. At the time the original purchase was recorded, we had not anticipated closing the Milford facility. After incurring higher than anticipated losses from Executone operations and after a deterioration in the Executone business, including loss of dealers and customers, delays in introduction and acceptance of new products, we decided it was in the best interests of us and our shareholders to close the Milford facility and consolidate operations into our metro-Phoenix, Arizona facilities.

     We have accounted for the restructuring of the Executone operations, including severance and related costs, the shut down and consolidation of the Milford facility and the impairment of assets associated with the restructuring. We finalized our plan for the exiting of activities and the involuntary termination or relocation of approximately 137 employees in connection with the integration of Executone operations. Accrued costs associated with this plan were estimates, although the original estimates made for the second quarter of 2000 for reserve balances have not changed significantly as of December 31, 2001.

     Exit costs associated with the closure of the Milford facility also included liabilities for building, furniture and equipment lease, and other contractual obligations. We are liable for the lease on the Milford buildings through January 2005. Various furniture leases run concurrently through March 2002. Other capital leases for computer and other equipment terminate on varying dates through September 2002. To date, we have entered into sublease agreements with third parties to sublease portions of the facility and equipment. The reserve for lease and other contractual obligations is identified in the table below.

     The following tables summarize details of the restructuring charge in connection with the Executone acquisition, including the description of the type and amount of liabilities assumed, and activity in the reserve balances from the date of the charge through December 31, 2001. Activity represents payments made or amounts written off.

                                                                                                            RESERVE
                                              CASH/        RESTRUCTURING      2000           2001           BALANCE
                   DESCRIPTION               NON-CASH         CHARGE        ACTIVITY       ACTIVITY       AT 12/31/01
                   -----------               --------         ------        --------       --------       -----------
                                                                         (In thousands)
PERSONNEL COSTS:
  Severance and termination costs             Cash          $ (1,583)       $  1,558       $      2        $    (23)
  Other Plant closure costs                   Cash              (230)             30            200              --

LEASE TERMINATION AND OTHER CONTRACTUAL
OBLIGATIONS (NET OF ANTICIPATED RECOVERY):
  Building and equipment leases               Cash            (7,444)          1,348          1,489          (4,607)
  Other contractual obligations               Cash            (1,700)             --          1,700              --

IMPAIRMENT OF ASSETS:
  Inventories                                Non-Cash         (3,454)          1,376            209          (1,869)
  Prepaid inventory and other expenses       Non-Cash         (2,485)          2,485             --              --
  Accounts receivable                        Non-Cash         (1,685)            521            245            (919)
  Fixed assets                               Non-Cash         (3,151)          2,942             --            (209)
  Net intangible assets                      Non-Cash        (29,184)         29,184             --              --

TOTAL                                                       $(50,916)       $ 39,444       $  3,845        $ (7,627)

     Included in the total Executone restructuring costs of $50.9 million is a $43.3 million restructuring charge for exit costs and asset impairment, and $7.6 million associated with the impairment of inventories, which has accordingly been recorded as additional costs of sales. Refer to Management's Discussion and Analysis for additional information.

CIRILIUM JOINT VENTURE. In December 1999, Inter-Tel entered into an agreement with Hypercom Corporation to jointly form Cirilium. Cirilium comprised parts of Hypercom's data and Inter-Tel's packet telephony experience, products and services, including Inter-Tel's Vocal'Net gateway products and technology. We accounted for the Cirilium losses using the equity method of accounting through September 2000. In September 2000, we wrote-off our remaining investment in Cirilium. Our Cirilium ownership interest of 19.9% has been fully written-off in our financial statements, and we have not used the equity method of accounting since the date of the write-off.

MCLEOD. During the first quarter of 2002, Inter-Tel acquired certain assets and assumed certain liabilities of McLeod USA, Inc. (McLeod) for cash of $8 million plus the assumption of various specific liabilities and related acquisition costs. Generally, Inter-Tel acquired the voice customer base in Minnesota, Iowa and Colorado and the DataNet operations in South Dakota, which also includes the related accounts receivable, inventory and fixed assets along with assumption of scheduled specific liabilities for warranty and maintenance obligations. The acquisition closed in January 2002 and the company has up to 90 days from the date of closing to dispute the existence of any scheduled acquired assets and $500,000 was placed in escrow to cover potential purchase price adjustments. We expect to record goodwill in connection with this acquisition, although the amount has not been fully quantified. This transaction was accounted for using the purchase method of accounting.

NOTE C - PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT CHARGE

     During the first quarter of 2000, Inter-Tel completed the acquisition of Executone (see NOTE B). The aggregate purchase price of the Executone acquisition was allocated to the fair value of the assets and liabilities acquired, of which $5.4 million ($3.4 million after taxes), or $0.13 per diluted share, was written-off as purchased in-process research and development.

NOTE D - NET INVESTMENT IN SALES-LEASES

     Net investment in sales-leases represents the value of sales-leases presently held under our Total Solution program. We currently sell the rental income from some of the sales-leases. We maintain reserves against potential recourse following the resales based upon loss experience and past due accounts. Activity during the years was as follows:

                                             Year Ended December 31
                                         ------------------------------
(In thousands)                             2001       2000       1999
                                         --------   --------   --------
Sales of rental income                   $ 86,788   $ 95,127   $ 83,405
Sold income remaining unbilled
 at end of year                          $202,715   $198,361   $163,728
Allowance for uncollectible minimum
 lease payments and recourse liability
 at end of year                          $ 10,513   $  8,870   $  6,734

     Sales of rental income represents the gross selling price or total present value of the payment stream on the sale of the rental income to third parties. Sold income remaining unbilled at the end of the year representsthe total balance of off-book leases that are not included in our balance sheet. The allowance for uncollectible minimum lease payments and recourse liability at the end of the year represent reserves against the entire lease portfolio or allowance for collectibility from customers. These reserves are either netted in the current and long-term components of "Net investments in Sales-Leases" on the balance sheet, or included in long-term liabilities on our balance sheet for off-book leases.

     We do not expect to incur any significant losses from the recourse provisions related to the sale of rental income. Inter-Tel is compensated for administration and servicing of rental income sold.

     At December 31, 2001, future minimum lease payments related to the lease portfolio are: 2002 -- $14,483,000; 2003 -- $14,278,000; 2004 -- $5,023,000;
2005 - $2,235,000; 2006 -- $1,313,000; thereafter - $3,000.

NOTE E - PROPERTY, PLANT & EQUIPMENT
                                                      December 31
                                                   -----------------
(In thousands)                                       2001      2000
                                                   -------   -------
Computer systems and equipment                     $42,313   $47,047
Transportation equipment                             2,872     2,909
Furniture and fixtures                               5,056     4,839
Leasehold improvements                               3,770     3,101

Building                                             7,297     7,297
Land                                                 2,629     2,629
                                                   -------   -------
                                                    63,937    67,822
Less:  Accumulated depreciation and amortization    40,102    35,099
                                                   -------   -------
Net property, plant & equipment                    $23,835   $32,723
                                                   =======   =======

EQUIPMENT HELD FOR LEASE
Operating leases (telephone equipment)               1,712   $ 1,923
Less:  Accumulated depreciation and amortization     1,642     1,500
                                                   -------   -------
Net Equipment held for lease                       $    70   $   423
                                                   =======   =======

NOTE F - GOODWILL AND OTHER INTANGIBLES
                                                      December 31
                                                   -----------------
(In thousands)                                       2001      2000
                                                   -------   -------
Goodwill                                           $18,681   $17,515
Less:  Accumulated amortization                      5,025     2,642
                                                   -------   -------
Net Goodwill                                        13,656    14,873

Acquired developed technology                        5,786     4,347
Customer lists and non-competition agreements        1,841     1,721
                                                   -------   -------
  Subtotal of Other intangibles                      7,627     6,068
Less:  Accumulated amortization                      2,624     2,552
                                                   -------   -------
Net Other intangibles                                5,003     3,516
                                                   =======   =======

Net Goodwill and other intangibles                 $18,659   $18,389
                                                   =======   =======

NOTE G - OTHER ASSETS
                                                      December 31
                                                   -----------------
(In thousands)                                       2001      2000
                                                   -------   -------
Note receivable and investment in Vianet
(formerly Inter-Tel.Net)                           $ 3,669   $    --
Other assets                                           475       568
                                                   -------   -------
                                                   $ 4,144   $   568
                                                   =======   =======

NOTE H - OTHER CURRENT LIABILITIES
                                                      December 31
                                                   -----------------
(In thousands)                                       2001      2000
                                                   -------   -------
Compensation and employee benefits                 $12,947   $12,284
Restructuring Charge                                 1,389     2,318
Deferred revenues                                    6,445     6,308
Miscellaneous taxes payable                          3,994     8,147
Other accrued expenses                              19,276    17,712
                                                   -------   -------
                                                   $44,051   $46,769
                                                   =======   =======

NOTE I - CREDIT LINE

     We maintain a $25,000,000 unsecured bank credit line at prime rate to cover international letters of credit and for other purposes. The credit agreement matures June 1, 2002 and contains certain restrictions and financial covenants. At December 31, 2001, $544,841of the credit line was committed under letter of credit arrangements.

NOTE J - LEASES

     Rental expense amounted to $9,679,000; $8,818,000; and $6,254,000; in 2001,
2000, and 1999, respectively. Noncancellable operating leases are primarily for buildings. Certain of the leases contain provisions for renewal options and scheduled rent increases. At December 31, 2001, future minimum commitments under noncancellable leases, including our new headquarters facility and a 15 year lease for our research and development facility and 63 month lease for our distribution and support facility, are: 2002 -- $9,567,000; 2003 -- $7,798,000;
2004  --  $7,153,000;  2005  -  $3,234,000;  2006  --  $1,630,000  thereafter  -
$1,071,000.

NOTE K - INCOME TAXES

     We account for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined (and classified as current or long-term) based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

     Significant components of our deferred tax liabilities and assets as of December 31 are as follows:

                                                  December 31
                                              -------------------
(In thousands)                                  2001       2000
                                              --------   --------
DEFERRED TAX LIABILITIES:
  Other                                       $  4,944   $     --
  Lease--sales and reserves                     32,027     24,057
                                              --------   --------
TOTAL DEFERRED TAX LIABILITIES                  36,971     24,057
                                              --------   --------
DEFERRED TAX ASSETS:
  Inventory basis differences                    3,285      2,976
  Accounts receivable reserves                   2,789      3,039

  Accrued vacation pay                           1,223        980
  Book over tax depreciation                       771      2,787
  Foreign loss carryforwards                       956      1,358
  In-process R&D write-off                       6,581      7,950
  Restructuring reserves                         3,036      9,006
  Lease Receivable                               3,995      3,371
  Other - net                                    6,226      1,842
                                              --------   --------
Deferred tax assets                             28,862     33,309
  Less valuation reserve                           814      1,358
                                              --------   --------
Net deferred tax assets                         28,048     31,951
                                              --------   --------
NET DEFERRED TAX ASSETS (LIABILITIES)         $ (8,923)  $  7,894
                                              ========   ========

     During 2001, 2000 and 1999, we recorded a loss of $437,000, income of $226,000, and losses of $341,000 respectively, from foreign operations. At December 31, 2001, we had foreign loss carryforwards of approximately $2,500,000, which will begin to expire in 2002. The valuation allowance in 2001 decreased by $544,000 and increased by $79,000 in 2000 due to expiration of foreign loss carryforwards and increases in foreign loss carryforward benefits.

     Federal and state income taxes (benefit) consisted of the following:

(In thousands)                                  2001       2000       1999
                                              --------   --------   --------
Federal                                       $  5,076   $(15,101)  $ 13,832
State                                            2,583     (1,716)     2,787
                                              --------   --------   --------
                                              $  7,659   $(16,817)  $ 16,619
                                              ========   ========   ========

     The principal reasons for the difference between total income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

                                                2001       2000       1999
                                              --------   --------   --------
Federal tax at statutory rates
  Applied to pre-tax income                       35%       (35)%       35%
State tax net of federal benefit                   5         (4)         3
Credit for research activities                    (5)        --         --
Other - net                                        2          2         --
                                                ----       ----       ----
                                                  37%       (37)%       38%
                                                ====       ====       ====

NOTE L - EQUITY TRANSACTIONS

     TREASURY STOCK. During the first quarter of 2001, we initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 4,000,000 shares of our Common Stock. During the third quarter of 2000, we initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 2,000,000 shares of Inter-Tel Common Stock. Under these authorizations, we purchased approximately 2,523,000 shares and expended approximately $28.9 million for stock repurchases during 2001, which was funded primarily through existing cash balances. We also expended approximately $6.7 million and $6.7 million for repurchases of approximately 562,000 and 558,000 shares of Inter-Tel's Common Stock during 2000 and 1999, respectively, which was funded primarily through existing cash balances. We reissued approximately 671,000, 379,000 and 740,000 shares in 2001, 2000 and 1999, respectively, through stock option and employee stock purchase plan exercises and issuances, and stock issued in conversion of subsidiary stock through an acquisition. The proceeds received for the stock reissued were less than our cost basis. Accordingly, the difference was recorded as a reduction to retained earnings.

     DIVIDEND POLICY. On October 23, 2001, our Board of Directors increased the cash dividend (the "cash dividend") from $0.01 to $0.02 for every share of Common Stock, payable quarterly to shareholders of record beginning December 31, 2001, with dividend payments to commence on or about 15 days after the end of each fiscal quarter. From December 31, 1997 through the third quarter of 2001, we paid quarterly cash dividends of $0.01 for every share of Common Stock to shareholders of record. We have made quarterly dividend payments for each quarter since the dividend was declared in September 1997. Prior to the cash dividend, we had declared no cash dividends on our Common Stock since incorporation.

     STOCK OPTION PLANS. In July 1990, we adopted the Director Stock Option Plan ("the Director Plan") and reserved a total of 500,000 shares of Common Stock for issuance thereunder. In July 2001, subject to shareholder approval at the annual shareholders' meeting in April 2002, the board of directors extended the term of the Director Plan to 2010. Options must be granted at not less than 100% of the fair market value of our stock at the dates of grant. Commencing with the adoption of the Plan, each Eligible Director received a one-time automatic grant of an option to purchase 5,000 shares of our Common Stock. In addition, each Eligible Director shall be granted an option to purchase 5,000 shares upon the date five (5) days after such person became Director, and an additional option to purchase 5,000 shares five (5) days after the date of the regularly scheduled board meeting following the close of our third quarter. All options granted through 2001 had a five-year term and fully vest at the end of six months from the grant date.

     In November 1993, the Board of Directors authorized the Inter-Tel, Incorporated Long-Term Incentive Plan ("the 1994 Long Term Plan"). A total of 2,000,000 shares of Common Stock has been reserved for issuance under the 1994 Long Term Plan to selected officers and key employees. Options must be granted at not less than 100% of the fair market value of our stock at the dates of grant. Options generally vest over four or five years and expire five to ten years from the date of grant.

     In February 1997, the Board of Directors authorized the Inter-Tel, Incorporated 1997 Long-Term Incentive Plan ("the 1997 Long Term Plan"). A total of 2,400,000 shares of Common Stock has been reserved for issuance under the 1997 Long Term Plan to selected officers and key employees. Option must be granted at not less than 100% of the fair market value of our stock at the dates of grant. Options generally vest over four or five years and expire ten years from the date of grant. In March 2000, the Board of Directors authorized an amendment to the

1997 Long Term Plan to add 1,250,000 more shares of Common Stock to the 1997 Long Term Plan for issuance to selected officers and key employees and to limit our ability to reprice options under the 1997 Long Term Plan.

     On February 27, 2001 our Board of Directors authorized an amendment of the Long Term Plan, approved by the stockholders, that provides for an automatic increase in the number of shares of Common Stock reserved thereunder on the first day of each fiscal year equal to the lesser of (a) 2.5% of the outstanding shares on that date, (b) 750,000 shares (subject to appropriate adjustment for all stock splits, dividends, subdivisions, combinations, recapitalizations and like transactions) or (c) a lesser amount as determined by the Board of Directors (the "Renewal Feature"). For 2002, based on shares outstanding at January 1, 2002 and as approved by the Board of Directors in February 2002, this renewal feature provided for an increase of 604,161 shares for issuance under the Long Term Plan.

     Under the 1994 and 1997 Long Term Plans, in some instances, predetermined performance goals and share market value increases must be met to allow the options to be exercised before the end of the option term.

     In April 1998, the Board of Directors authorized the Inter-Tel, Incorporated Acquisition Stock Option Plan (the Acquisition Plan). A total of 82,428 shares of Common Stock was reserved for issuance under the Acquisition Plan to selected key employees hired as a result of the acquisition of TMSI. New options must be granted at not less than 100% of the fair market value of our stock at the dates of grant. Options generally vest over four or five years and expire ten years from the date of grant. A portion of the options granted were replacements for options held to purchase shares of stock of the selling company; such replacement grants retained the original terms, including grant dates for vesting purposes and the original grant prices, adjusted using the applicable conversion ratio of the fair value of Inter-Tel's stock compared to that of the selling company.

     In March 2000, the Board of Directors authorized an additional 216,000 shares of Common Stock for issuance under the Acquisition Plan to selected employees hired as a result of the acquisition of Executone. Options must be granted at not less than 100% of the fair market value of our stock at the dates of grant. Options vest over five years and expire ten years from the date of grant.

     In February 2001, the Board of Directors authorized an additional 300,000 shares of Common Stock for issuance under the Acquisition Plan to selected employees hired as a result of the acquisition of Convergent. In addition, in October 2001, the Board of Directors authorized an additional 150,000 shares of Common Stock for issuance under the Acquisition Plan to selected employees hired as a result of the acquisition of Mastermind Technologies. Options in each instance must be granted at not less than 100% of the fair market value of our stock at the dates of grant. Options vest over five years and expire ten years from the date of grant.

     Option activity for the past three years under all plans is as follows:

                                                 Number of Shares
                                   --------------------------------------------
                                       2001            2000            1999
                                   ------------    ------------    ------------
Outstanding at beginning of year      3,143,292       2,486,696       2,948,032
Granted                               2,007,500       1,213,500         491,750
Exercised                              (210,633)       (279,654)       (615,986)
Expired or canceled                    (372,214)       (277,250)       (337,100)
                                   ------------    ------------    ------------
Outstanding at end of year            4,567,945       3,143,292       2,486,696
                                   ------------    ------------    ------------
Exercise price range               $2.24-$43.44    $2.24-$43.44    $2.24-$26.00
Exercisable at end of year            1,458,388       1,188,356         979,630
Weighted-average grant price of
  options granted                        $12.26          $13.65          $11.44
Weighted-average fair value of
  options granted during the year         $6.42           $6.83           $5.15

     At December 31, 2001, we have reserved 4,921,435 shares of Common Stock for issuance in connection with the stock option plans.

     As permitted under Statement of Financial Accounting Standards No. 123 (FAS
123) "Accounting for Stock-Based Compensation," we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations, in accounting for stock based awards to employees. Under APB 25, we generally recognize no compensation expense with respect to such awards.

     The following table summarizes information about stock options outstanding at December 31, 2001:

                               OPTIONS OUTSTANDING

                          Number          Weighted-Average          Weighted
   Range of            Outstanding           Remaining               Average
Exercise Price         at 12-31-01        Contractual Life       Exercise Price
--------------         -----------        ----------------       --------------
$ 2.24 - $ 4.31           244,203             3 years                $ 3.00
$ 4.81 - $ 7.06           231,100             5 years                $ 5.58
$ 7.25 - $13.44         3,066,200             8 years                $10.43
$15.13 - $43.44         1,026,442             7 years                $21.46

                               OPTIONS EXERCISABLE

                          Number          Weighted-Average          Weighted
   Range of            Exercisable           Remaining               Average
Exercise Price         at 12-31-01        Contractual Life       Exercise Price
--------------         -----------        ----------------       --------------
$ 2.24 - $ 4.31           244,203             3 years                $ 3.00
$ 4.81 - $ 7.06           173,300             5 years                $ 5.69
$ 7.25 - $13.44           620,700             8 years                $10.09
$15.13 - $43.44           420,185             7 years                $22.05

     During 2001, the weighted average exercise price of options granted, exercised, and expired or canceled was $10.14, $8.05 and $15.02, respectively.

     Had compensation cost for our stock option plans been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999 consistent with the provisions of SFAS 123, the estimated fair value of the options would be amortized to expense over the option's vesting period and our net income and net income per share for the year ended December 31 would have been as follows:

(in thousands, except per share amounts)      2001       2000        1999
                                            --------   --------    --------
Net (loss) income as reported               $ 13,041   $(28,923)   $ 27,146

Pro forma net (loss) income                 $ 10,595   $(30,480)   $ 26,043

Pro forma (loss) income per diluted share   $   0.42   $  (1.16)   $   0.96

     Pro forma results disclosed are based on the provisions of SFAS 123 using the Black-Scholes option valuation model and are not likely to be representative of the effects on pro forma net income for future years. In addition, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the estimating models do not necessarily provide a reliable single measure of the fair value of our employee stock options.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model using the low end of reasonable assumptions for input variables rather than attempting to identify a best-point estimate. The option pricing model utilized the following weighted average assumptions for 2001, 2000 and

1999, respectively: risk free interest rates of 4.5% for 2001 and 5.5% for 2000 and 1999; dividend yields of .50% for 2001 and .25% for 2000 and 1999; volatility factors of the expected market price of our stock averaged .766 for 2001 and .30 for 2000 and 1999; and a weighted average expected life of the option of 4 to 5 years for employee stock options which vest over four to five year periods with a weighted average vesting period of 2.5 years and 1.5 years for director options which vest at the end of six months from the grant date.

     1997 EMPLOYEE STOCK PURCHASE PLAN. In April 1997, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan (the Purchase Plan) and reserved 500,000 shares for issuance to eligible employees. Under the Purchase Plan, employees are granted the right to purchase shares of Common Stock at a price per share that is 85% of the lesser of the fair market value of the shares at: (i) the participant's entry date into each six-month offering period, or (ii) the end of each six-month offering period. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, we sold 108,742 shares for approximately $966,000 ($8.89 per share) to employees in 2001, 105,485 shares for approximately $980,000 ($9.29 per share) to employees in 2000, and 67,431 shares for approximately $851,000 ($12.62 per share) to employees in 1999. At December 31, 2001, 136,670 shares remained authorized under the Plan.

     STOCK OPTION LOANS. During 1999, selected officers and employees of Inter-Tel were offered loans to acquire Inter-Tel common stock. Promissory Notes were established to cover the cost of exercise of stock options, including applicable taxes, or the cost of Inter-Tel common stock purchased in the open market during May and June of 1999. The loans are interest-only notes with balloon payments due on or before March 15, 2004. The loans bear interest at the mid-term applicable federal interest rate, compounded annually. Interest payments are due on or before March 15 of each anniversary beginning on March 15, 2000. The notes are full recourse loans and we retain the common stock certificates as collateral. The outstanding balance of loans at December 31, 2001 totaled $942,417.

NOTE M - EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except per share amounts)        2001       2000        1999
                                              --------   --------    --------
Numerator:
 Net income (loss)                            $ 13,041   $(28,923)   $ 27,146
                                              --------   --------    --------
Denominator:
 Denominator for basic earnings per
 Share - weighted average shares                24,488     26,273      25,949

Effect of dilutive securities:
 Employee and director stock options               752         --       1,055
                                              --------   --------    --------
Denominator for diluted earnings per
 Share - adjusted weighted average
 shares and assumed conversions                 25,240     26,273      27,004
                                              --------   --------    --------

Basic income (loss) per share                 $   0.53   $  (1.10)   $   1.05
                                              ========   ========    ========

Diluted income (loss) per share               $   0.52   $  (1.10)   $   1.01
                                              ========   ========    ========

     Options that are antidilutive because the exercise price was greater than the average market price of the common shares, are not included in the computation of diluted earnings per share. For the year ended December 31, 2000, 689,000 shares were excluded from the computation of diluted EPS above because they were antidilutive for 2000.

NOTE N - RETIREMENT PLANS

     We have two retirement plans for the benefit of our employees. Under our 401(k) Retirement Plan, participants may contribute an amount not exceeding 15 percent of compensation received during participation in the Plan. We make voluntary annual contributions to the Plan based on a percentage of contributions made by Plan participants of up to 10 percent of compensation. Contributions to the Plan totaled $1,476,000; $1,381,000; and $780,000; in 2001,
2000 and 1999, respectively.

     In 1992, we initiated an Employee Stock Ownership Plan (ESOP), advancing $500,000 to the ESOP Trust for the purpose of purchasing Common Stock of the Company. The Trust purchased 307,000 shares of Inter-Tel Common Stock in July 1992. The loan was paid in full during 1997. As the principal amount of the loan was repaid to Inter-Tel through Company annual contributions, the equivalent number of shares released were allocated to employees' accounts to be held until retirement. Total shares so allocated were 32,380 in 1997. Contributions to the ESOP totaled $62,500 in 1997, and are based upon the historic cost of the shares purchased by the ESOP. After the final allocation of shares in 1997, the ESOP plan was "frozen," so that all eligible participants as of July 1, 1997 became 100% vested in their accounts, regardless of length of service. No further purchases are anticipated through the ESOP, and we do not anticipate making future allocations of shares from this plan.

NOTE O - SEGMENT INFORMATION

     Inter-Tel adopted Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131") in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions as to how to allocate resources and assess performance. The Company's chief decision maker, as defined under SFAS 131, is the Chief Executive Officer.

     Prior to 2000, we had viewed our operations as principally one segment: telephone systems, telecommunications software and hardware, and related long distance calling services. These services are provided through the Company's direct sales offices and dealer network to business customers throughout the United States, Europe, Asia, Mexico and South America. As a result, financial information disclosed previously represented substantially all of the financial information related to the Company's principal operating segment.

     During 2000, the operations of Executone were identified separately in the first and second quarters of 2000. Beginning in the 3rd quarter and directly as a result of the charge and reorganization associated with the Executone operations, we no longer account for or directly report the Executone operations on a stand-alone basis. The operations have been integrated with the Company's existing wholesale, and national and government account, operations.

     In  December  1999,  Inter-Tel  entered  into an  agreement  with  Hypercom
Corporation to jointly form Cirilium Corporation ("Cirilium"). Cirilium comprises parts of Hypercom's data and Inter-Tel's packet telephony products and services, including Inter-Tel's Vocal'Net gateway products and technology. As of the close of the third quarter of 2000, we wrote off our remaining investment and basis in Cirilium of $2.0 million. Total pre-tax losses from Cirilium from all sources were $8.6 million ($0.21 per diluted share) during 2000. As a result of the write-off, we do not expect to report the operations of Cirilium as a separate business segment. Refer to the table below for a summary of the operations for 2000.

     During 2000, we determined that the operations of Inter-Tel.NET, Inter-Tel's former IP long distance subsidiary, would be separately disclosed as a business segment. The operations represented a more significant component of the consolidated operations in 2000 compared to prior years and had a significant impact on the revenues and net losses. On July 24, 2001, Inter-Tel agreed to sell 83% of Inter-Tel.NET to Comm-Services Corporation. As a result, since July 24, 2001, we have accounted for the remaining 17% Inter-Tel.NET/Comm-Services investment using the cost method of accounting. On December 30, 2001, Comm-Services entered into a merger agreement with Vianet. Inter-Tel's 17% investment in Inter-Tel.NET/Comm-Services was converted to approximately 10% of Vianet stock. Inter-Tel will account for the remaining 10% investment in Vianet using the cost method of accounting.

     Commencing the third quarter of 2001, we began disclosing as a separate business segment operating results relating to local and long distance resale services. Inter-Tel offers these services to its customers as part of a total telephony solution approach. Results of operations for this segment, if the operations were not included as part of the consolidated group, could differ materially, as the operations are integral to the total telephony solution offered by us to our customers.

     For the year ended December 31, we generated income from business segments, including charges, as follows:

                                                                                                   RESALE OF
                                                                                                   LOCAL AND
                                                            EXECUTONE                                LONG
                                               PRINCIPAL    (CHARGES                               DISTANCE
(In thousands, except per share amounts)        SEGMENT       ONLY)      CIRILIUM   INTER-TEL.NET  SERVICES       TOTAL
                                               ---------    ---------    ---------  -------------  ---------    ---------
2001
----
Net sales                                      $ 346,094    $      --    $      --    $  13,986    $  25,575    $ 385,655
Gross profit (loss)                              173,823           --           --       (5,892)       6,563      174,494
Charge (see Note B)                                   --           --           --       (5,357)          --       (5,357)
Operating income (loss)                           30,911           --           --      (13,718)       3,231       20,424
Interest and other income                            970           --           --           (1)         112        1,081
Loss on foreign translation adjustments             (337)          --           --           --           --         (337)
Interest expense                                    (293)          --           --         (173)          (2)        (468)
Net income (loss)                              $  19,688    $      --    $      --    $  (8,752)   $   2,105    $  13,041
Net income (loss) per diluted share (1)        $    0.78    $      --    $      --    $   (0.36)   $    0.08    $    0.52
Weighted average diluted shares (1)               25,240       25,240       25,240       24,488       25,240       25,240
Total assets                                   $ 215,340    $      --    $      --    $      --    $  12,122    $ 227,462
Depreciation and amortization                      9,247           --           --        2,114          156       11,517

2000
----
Net sales                                      $ 353,313    $      --    $      --    $  22,834    $  26,576    $ 402,723
Cost of goods sold - Executone restructuring          --       (7,639)          --           --           --       (7,639)
Gross profit (loss)                              173,328       (7,639)          --      (11,212)       4,561      159,038
Charges and write-off of IPRD (see Notes B
and C)                                                --      (48,710)          --       (1,968)          --      (50,678)
Operating income (loss)                           37,546      (56,349)        (574)     (19,087)        (133)     (38,597)
Equity share of Cirilium losses                       --           --       (5,938)          --           --       (5,938)
Write-off of Cirilium investment                      --           --       (2,045)          --           --       (2,045)
Interest and other income                          1,423           --           --            2           49        1,474
Loss on foreign translation adjustments             (421)          --           --           --           --         (421)
Interest expense                                    (128)          --           --          (85)          --         (213)
Net income (loss)                              $  24,294    $ (35,631)   $  (5,411)   $ (12,122)   $     (53)   $ (28,923)
Net income (loss) per diluted share (1)        $    0.90    $   (1.36)   $   (0.21)   $   (0.46)   $   (0.00)   $   (1.10)
Weighted average diluted shares (1)               26,962      226,273       26,273       26,273       26,273       26,273
Depreciation and amortization                     10,664           --           --        1,878          204       12,746

(1) Options that are antidilutive because the exercise price was greater than the average market price of the common shares are not included in the computation of diluted earnings per share when a net loss is recorded. See Note L for additional information.

     Our revenues are generated predominantly in the United States. Total revenues generated from U.S. customers totaled $375.6 million, $392.1 million, and $306.5 million, of total revenues for the years ended December 31, 2001, 2000 and 1999, respectively. Revenues from international sources were primarily generated from customers located in the United Kingdom, Europe, Asia, Mexico and South America. In 2001, 2000 and 1999, revenues from customers located internationally accounted for 2.6%, 2.6%, and 2.5% of total revenues, respectively.

NOTE P - FINANCIAL INSTRUMENTS

     CONCENTRATION OF CREDIT RISK. Financial instruments that potentially subject Inter-Tel to significant concentrations of credit risk consist principally of cash investments, trade accounts receivable, and net investment in sales-leases. We maintain cash and equivalents not invested in money market funds with a major bank in our marketplace. We perform periodic evaluations of the relative credit standing of the financial institution. Concentrations of credit risk with respect to trade accounts receivable and net investment in sales-leases are limited due to the large number of entities comprising our customer base.

     FAIR VALUE OF FINANCIAL INSTRUMENTS. The carrying amount of cash and equivalents, accounts receivable, net investment in sales-leases, and accounts payable reported in the consolidated balance sheets approximate their fair value.

NOTE Q - SUPPLEMENTAL CASH FLOW

(In thousands)                                   2001        2000        1999
                                               --------    --------    --------
CASH PAID FOR:
  Interest                                     $    468    $    213    $     65
  Income taxes paid (received)                 $(11,398)   $  4,788    $ 12,405
                                               --------    --------    --------

CHANGES IN OPERATING ASSETS AND LIABILITIES:
  (Increase) decrease in receivables           $  2,064    $ (8,472)   $(13,208)
  (Increase) decrease in inventories             14,647     (15,034)       (656)
  (Increase) decrease in prepaid expenses
    and other assets                             15,620     (20,640)     (8,277)
  (Increase) decrease in long-term
    other assets                                  1,583      14,717     (13,525)
  Increase (decrease) in accounts payable
    and other current liabilities               (17,782)        458      19,544
                                               --------    --------    --------
                                               $ 16,132    $(28,971)   $(16,122)
                                               ========    ========    ========

NOTE R - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     A summary of the quarterly results of operations for the years ended December 31, 2001 and 2000 follows:

(In thousands, except per share amounts)

2001                                        1ST QTR        2ND QTR        3RD QTR       4TH QTR
----                                       ---------      ---------      ---------     ---------
Net sales                                  $  93,702      $ 103,835      $  93,487     $  94,630
Gross profit                                  39,648         44,920         43,276        46,650
Net income                                     1,948            185          4,378         6,531
Net income per share--Basic                $    0.08      $    0.01      $    0.18     $    0.27
Net income per share--Diluted              $    0.08      $    0.01      $    0.18     $    0.26
Weighted average basic
  common shares                               25,500         24,389         23,949        24,116
Weighted average diluted
  common shares                               25,843         24,910         24,804        25,334

2000                                        1ST QTR        2ND QTR        3RD QTR       4TH QTR
----                                       ---------      ---------      ---------     ---------
Net sales                                  $  96,363      $ 101,089      $ 102,650     $ 102,621
Gross profit                                  41,540         30,410         43,798        43,290
Net (loss) income                             (1,221)       (34,162)         2,084         4,376
Net (loss) income per share--Basic         $   (0.05)     $   (1.30)     $    0.08     $    0.17
Net (loss) income per share--Diluted       $   (0.05)     $   (1.30)     $    0.08     $    0.17
Weighted average basic
  common shares                               26,249         26,371         26,435        26,039
Weighted average diluted
  common shares                               26,249         26,371         26,940        26,368

NOTE S - SUBSEQUENT EVENT

     In May 2001, Inter-Tel entered into an agreement to submit a lawsuit filed by Inter-Tel in 1996 to binding arbitration. The arbitration was completed in January 2002 and as a result of the arbitration, Inter-Tel received a gross cash award of $20 million in February 2002. Income taxes, attorney's fees, expert witness costs, arbitration costs and additional costs and expenses, including $1.3 million in bonus payments to employees who assisted in the litigation and arbitration, totaled approximately $10.7 million in 2002. Accordingly, net proceeds from this arbitration totaled approximately $9.3 million. This transaction concluded in 2002; therefore no cash proceeds were included in the 2001 financial statements.

     Included in the $1.3 million total bonus payments to employees for assistance in the litigation and arbitration were payments to executive officers totaling $740,000 in February 2002. Payments of $250,000, $225,000, $225,000 and
$40,000 were made to Steven G. Mihaylo, Norman Stout, Craig Rauchle and Jeff Ford, respectively, in connection with this settlement.

     This transaction will be included in the 2002 first quarter results. No cash was received and no income was included in 2001 from this arbitration. However, Inter-Tel incurred costs and expenses, including attorney's fees, totaling approximately $1.3 million from 1997 through 2001 that were expensed through operations in each period. Such expenses are not included in the net award indicated above.

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
                                 (In thousands)

                                       COL. A         COL. B         COL. C           COL. D            COL. E
                                      ---------      --------       --------         --------          ---------

                                              ADDITIONS
                                                                   Charged to
                                      Balance at    Charged to       Other          Charged to          Balance
                                      Beginning      Costs &        Accounts        Deductions          at End
         DESCRIPTION                  of Period      Expenses       Describe         Describe          of Period
         -----------                  ---------      --------       --------         --------          ---------
YEAR ENDED DECEMBER 31, 2001

Deducted from asset accounts:
Allowance for doubtful accounts        $17,187       $ 6,260       $   207 (4)       $11,796 (1, 2)     $11,858
Allowance for lease accounts           $ 8,870       $ 5,840       $    --           $ 4,197 (2)        $10,513
Inventory allowance                    $11,897       $ 1,614       $ 2,000 (4)       $ 2,309 (3)        $13,202

YEAR ENDED DECEMBER 31, 2000

Deducted from asset accounts:
Allowance for doubtful accounts        $ 8,814        $ 6,793      $ 4,994 (4)       $ 3,414 (2)        $17,187
Allowance for lease accounts           $ 6,734        $ 4,927      $    --           $ 2,791 (2)        $ 8,870
Inventory allowance                    $ 5,849        $ 1,653      $ 6,278 (4)       $ 1,883 (3)        $11,897

YEAR ENDED DECEMBER 31, 1999

Deducted from asset accounts:
Allowance for doubtful accounts        $ 4,604        $ 4,623      $ 2,628 (4)       $ 3,041 (2)        $ 8,814
Allowance for lease accounts           $ 5,716        $ 3,773      $    --           $ 2,755 (2)        $ 6,734
Inventory allowance                    $ 5,453        $ 1,508      $    83 (4)       $ 1,195 (3)        $ 5,849

----------
(1) Includes $4.6 million related to 2000 acquisitions and included in balance at end of period 2000 (see item 4 below). Additionally, this includes $1.9 million transferred to Comm-Services with sale of Inter-Tel.NET that was also included in balance at end of period.
(2)  Uncollectible accounts written off, net of recoveries.
(3)  Inventory written off.
(4)  Acquired in purchase transaction.