Form 10-K, Exhibit 13
period 2002-12-31
INTER TEL INC
filed 2003-03-21
CIK 350066

Exhibit 13.0

                       ANNUAL REPORT TO SECURITY HOLDERS

                  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

SHAREHOLDERS AND BOARD OF DIRECTORS
INTER-TEL, INCORPORATED

We have audited the accompanying consolidated balance sheets of Inter-Tel, Incorporated and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index to consolidated financial statements and schedule. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter-Tel, Incorporated and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note A to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

                                        /s/ ERNST & YOUNG LLP

Phoenix, Arizona
February 14, 2003

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001

(In thousands, except share amounts)

                                                                       2002         2001
                                                                    ---------    ---------
ASSETS
CURRENT ASSETS
Cash and equivalents                                                $  84,923    $  58,795
Short-term investments                                                 40,916        3,000
                                                                    ---------    ---------
Total cash and short-term investments                                 125,839       61,795

Accounts receivable, net of allowances of $12,159 in 2002
  and $11,858 in 2001                                                  42,566       45,962
Inventories, net of allowances of $10,558 in 2002 and
  $13,202 in 2001                                                      11,329       20,848
Net investment in sales-leases, net of allowances of $516 in 2002
  and $640 in 2001                                                     13,344       13,799
Income taxes receivable                                                 2,604        3,257
Deferred income taxes                                                   2,377        8,467
Prepaid expenses and other assets                                       6,705        4,891
                                                                    ---------    ---------
TOTAL CURRENT ASSETS                                                  204,764      159,019

PROPERTY, PLANT & EQUIPMENT                                            24,795       23,905
GOODWILL                                                               17,646       13,656
PURCHASED INTANGIBLE ASSETS                                             7,416        5,003
NET INVESTMENT IN SALES-LEASES, net of allowances of $1,411 in
  2002 and $1,206 in 2001                                              24,692       21,735
OTHER ASSETS                                                            2,749        4,144
                                                                    ---------    ---------
                                                                    $ 282,062    $ 227,462
                                                                    =========    =========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable                                                    $  23,089    $  21,812
Other current liabilities                                              50,051       44,051
                                                                    ---------    ---------
TOTAL CURRENT LIABILITIES                                              73,140       65,863

DEFERRED TAX LIABILITY                                                 16,320       17,390
LEASE RECOURSE LIABILITY                                               11,125        8,890
RESTRUCTURING RESERVE                                                   1,049        3,060
OTHER LIABILITIES                                                       6,525        5,422

SHAREHOLDERS' EQUITY
Common stock, no par  value-authorized  100,000,000 shares;
  issued - 27,161,823 shares; outstanding - 24,908,983 shares
  at December 31, 2002 and 24,166,430 shares at December 31, 2001     111,639      108,968
Less: Shareholder loans                                                  (338)        (942)
Retained earnings                                                      89,643       54,877
Accumulated other comprehensive income                                    195          151
                                                                    ---------    ---------
                                                                      201,139      163,054
Less: Treasury stock at cost - 2,252,840 shares in 2002 and
  2,995,393 shares in 2001                                            (27,236)     (36,217)
                                                                    ---------    ---------
TOTAL SHAREHOLDERS' EQUITY                                            173,903      126,837
                                                                    ---------    ---------
                                                                    $ 282,062    $ 227,462
                                                                    =========    =========

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2002, 2001 and 2000

(In thousands, except per share data)

                                                                2002         2001         2000
                                                             ---------    ---------    ---------
NET SALES                                                    $ 381,456    $ 385,655    $ 402,723
Cost of sales                                                  186,983      211,161      236,046
Cost of sales - Executone restructuring                             --           --        7,639
                                                             ---------    ---------    ---------
GROSS PROFIT                                                   194,473      174,494      159,038

Research and development                                        19,340       17,556       19,489
Selling, general and administrative                            128,284      128,604      124,664
Amortization of goodwill                                            --        1,876        2,228
Amortization of purchased intangible assets                      1,122          677          576
In-process research and development                                 --           --        5,433
Other charges                                                       --        5,357       45,245
                                                             ---------    ---------    ---------
                                                               148,746      154,070      197,635
                                                             ---------    ---------    ---------
OPERATING INCOME (LOSS)                                         45,727       20,424      (38,597)
                                                             ---------    ---------    ---------
Litigation settlement (net of costs except for taxes)           15,516           --           --
Write-down of investment in Inter-Tel.NET/Vianet                (1,200)          --           --
Equity share of Cirilium Corp.'s net losses                         --           --       (5,938)
Write-off of Cirilium Corp. investment                              --           --       (2,045)
Interest and other income                                        1,936        1,081        1,474
Foreign currency transaction gains (losses)                        330         (337)        (421)
Interest expense                                                  (156)        (468)        (213)
                                                             ---------    ---------    ---------
INCOME (LOSS) BEFORE INCOME TAXES (BENEFIT)                     62,153       20,700      (45,740)

INCOME TAXES (BENEFIT)
Current                                                         18,495       (3,647)      (9,904)
Deferred                                                         5,021       11,306       (6,913)
                                                             ---------    ---------    ---------
                                                                23,516        7,659      (16,817)
                                                             ---------    ---------    ---------
NET INCOME (LOSS)                                            $  38,637    $  13,041    $ (28,923)
                                                             ---------    ---------    ---------
NET INCOME (LOSS) PER SHARE
Basic                                                        $    1.58    $    0.53    $   (1.10)
Diluted                                                      $    1.49    $    0.52    $   (1.10)
                                                             ---------    ---------    ---------

Weighted average basic common shares                            24,444       24,488       26,273

Weighted average diluted common shares                          25,864       25,240       26,273
                                                             ---------    ---------    ---------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2002, 2001 and 2000

(in thousands)
                                                                                 Accumulated
                                                          Share-                    Other
                                             Common       holder     Retained    Comprehensive   Treasury
                                             Stock        Loans      Earnings    Income (loss)     Stock        Total
                                           ---------    ---------    ---------   -------------   ---------    ---------
BALANCE AT DECEMBER 31, 1999               $ 106,853    $  (1,116)   $  75,835     $     177     $ (13,628)   $ 168,121
Net loss                                                               (28,923)                                 (28,923)
Loss on currency translation                                                            (457)                     (457)
                                                                                                              ---------
Comprehensive loss                                                                                              (29,380)
Stock repurchase                                                                                    (6,711)      (6,711)
Exercise of stock options                                               (1,468)                      3,496        2,028
Tax benefit from stock options                 1,852                                                              1,852
Shareholder loan repayments                                    98                                                    98
Stock issued under ESPP                                                   (293)                      1,346        1,053
Issuance of shares in acquisition                427                                                                427
Dividends                                                               (1,052)                                  (1,052)
                                           ---------    ---------    ---------     ---------     ---------    ---------
BALANCE AT DECEMBER 31, 2000                 109,132       (1,018)      44,099          (280)      (15,497)     136,436
Net income                                                              13,041                                   13,041
Gain on currency translation                                                             431                        431
                                                                                                              ---------
Comprehensive income                                                                                             13,472
Stock repurchase                                                                                   (28,905)     (28,905)
Exercise of stock options                                                 (509)                      1,806        1,297
Tax benefit from stock options                   263                                                                263
Shareholder loan repayments                                    76                                                    76
Stock issued under ESPP                                                    (91)                      1,057          966
Issuance of treasury shares in
  conversion of subsidiary stock                (427)                     (471)                      5,322        4,424
Dividends                                                               (1,192)                                  (1,192)
                                           ---------    ---------    ---------     ---------     ---------    ---------
BALANCE AT DECEMBER 31, 2001                 108,968         (942)      54,877           151       (36,217)     126,837
Net income                                                              38,637                                   38,637
Gain on currency translation                                                              44                         44
                                                                                                              ---------
Comprehensive income                                                                                             38,681
Stock repurchase                                                          (16)                           3          (13)
Exercise of stock options                                              (1,626)                       8,234        6,608
Tax benefit from stock options                 2,671                                                              2,671
Shareholder loan repayments                                   604                                                   604
Stock issued under ESPP                                                    228                         744          972
Dividends                                                               (2,457)                                  (2,457)
                                           ---------    ---------    ---------     ---------     ---------    ---------
BALANCE AT DECEMBER 31, 2002               $ 111,639    $    (338)   $  89,643     $     195     $ (27,236)   $ 173,903
                                           ---------    ---------    ---------     ---------     ---------    ---------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2002, 2001 and 2000

(In thousands)

                                                                     2002        2001        2000
                                                                   --------    --------    --------
OPERATING ACTIVITIES:
Net income (loss)                                                  $ 38,637    $ 13,041    $(28,923)
Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
  Depreciation of fixed assets                                        7,310       8,742       9,724
  Amortization of goodwill and purchased intangibles                  1,122       2,553       2,804
  Amortization of patents included in R&D expenses                      222         222         218
  Non-cash portion of other charges                                   1,200       5,357      41,783
  Provision for losses on receivables                                 4,177       6,260       6,793
  Provision for losses on leases                                      6,356       5,840       4,927
  Provision for inventory valuation                                   1,526       1,614       1,653
  Increase in other liabilities                                      (3,937)     (1,289)      4,989
  Gain (loss) on sale of property and equipment:                         37         (39)        157
  Deferred income taxes (benefit)                                     5,021      11,306      (6,913)
  Effect of exchange rate changes                                        44         431        (457)
  Purchased in-process research and development                          --          --       5,433
  Changes in operating assets and liabilities                        15,480      20,968     (24,849)
                                                                   --------    --------    --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                            77,195      75,006      17,339
                                                                   --------    --------    --------
INVESTING ACTIVITIES:
Purchases of short-term investments                                 (67,682)     (3,000)         --
Maturities and sales of short-term investments                       29,766          --          --
Additions to property and equipment and equipment held under
  lease                                                              (7,600)     (7,988)     (9,719)
Proceeds from sale of property and equipment
  and equipment held under lease                                        328         173          39
Cash received from disposition of business segment                       --          --       6,602
Cash used in acquisitions and joint ventures                        (11,377)     (6,789)     (2,855)
                                                                   --------    --------    --------
NET CASH USED IN INVESTING ACTIVITIES                               (56,565)    (17,604)     (5,933)
                                                                   --------    --------    --------
FINANCING ACTIVITIES:
Cash dividends paid                                                  (2,192)       (983)     (1,054)
Payments on term debt                                                  (481)     (1,548)     (2,262)
Treasury stock purchases                                                (13)    (28,905)     (6,711)
Proceeds from term debt                                                  --       3,387       3,319
Proceeds from stock issued under the
  Employee Stock Purchase Plan                                          972         966       1,053
Proceeds from exercise of stock options, including
  shareholder loan repayments                                         7,212       1,373       2,126
                                                                   --------    --------    --------
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                   5,498     (25,710)     (3,529)
                                                                   --------    --------    --------
INCREASE IN CASH AND EQUIVALENTS                                     26,128      31,692       7,877

CASH AND EQUIVALENTS AT BEGINNING OF YEAR                            58,795      27,103      19,226
                                                                   --------    --------    --------

CASH AND EQUIVALENTS AT END OF YEAR                                $ 84,923    $ 58,795    $ 27,103
                                                                   --------    --------    --------

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2002, 2001 and 2000


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF BUSINESS. Inter-Tel, incorporated in 1969, is a single point of contact, full service provider of converged voice and data business communications systems, voice mail systems and networking applications. We market and sell voice processing and unified messaging software, call accounting software, Internet Protocol (IP) telephony software, computer-telephone integration (CTI) applications, local and long distance calling services, and other communications services. Our products and services include the Axxess by Inter-Tel, ECLIPSE(2) by Inter-Tel and Encore by Inter-Tel business communication systems, with integrated voice processing and unified messaging systems, IP telephony voice and data routers, and e-commerce software. We also provide maintenance, leasing and support services for our products. Our customers include business enterprises, government agencies and non-profit organizations. Our common stock is quoted on the Nasdaq National Market System under the symbol "INTL."

     PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of Inter-Tel, Incorporated and all significant subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

     CASH AND EQUIVALENTS AND SHORT-TERM INVESTMENTS. Cash and equivalents include all highly liquid investments with a remaining maturity of three months or less at date of acquisition. Cash and equivalents are primarily invested in mutual funds comprised of foreign and domestic high quality dollar denominated money market instruments rated A-1 by Standard & Poor's Ratings Group, or equivalent.

     The Company accounts for short-term investments in accordance with Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's short-term investments are classified as available for sale, and have been recorded at fair value, which approximates cost.

     ALLOWANCE FOR DOUBTFUL ACCOUNTS. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Additional reserves or allowances for doubtful accounts are recorded for our sales-type leases, discussed below in "Sales-Leases." We establish and maintain reserves against estimated losses based upon historical loss experience, past due accounts and specific account analysis. Management reviews the level of the allowances for doubtful accounts on a regular basis and adjusts the level of the allowances as needed. At December 31, 2002, our allowance for doubtful accounts for accounts receivable were $12.2 million of our $54.7 million in gross accounts receivable. If the financial condition of our customers or channel partners were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     INVENTORIES. We value our inventories at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method, including material, labor and overhead. Significant management judgment is required to determine the reserve for obsolete or excess inventory. Inventory on hand may exceed future demand either because the product is outdated, or obsolete, or because the amount on hand is more than can be used to meet future need, or excess. We currently consider all inventory that has no activity within one year as well as any additional specifically identified inventory to be excess. We also provide for the total value of inventories that we determine to be obsolete based on criteria such as customer demand, product life-cycles, changing technologies and market conditions. We write down our excess and obsolete inventory equal to the difference between the cost of inventory and the estimated market value. At December 31, 2002, our inventory reserves were $10.6 million of our $21.9 million gross inventories. If actual customer demand, product life-cycles, changing technologies and market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

     PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related real and personal property, which range from 3 years to 30 years. Leasehold improvements are depreciated over the shorter of the related lease terms or the estimated useful lives of the improvements. Within the category "computer systems and equipment," including database and enterprise software, WAN and LAN equipment and software, personal computers, servers and related software, the range for estimated useful lives is 3 years to 7 years.

     GOODWILL AND OTHER INTANGIBLE ASSETS. On January 1, 2002, Inter-Tel adopted SFAS No. 141, BUSINESS COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. Purchase prices of acquired businesses that are accounted for as purchases have been allocated to the assets and liabilities acquired based on the estimated fair values on the respective acquisition dates. Based on these values, the excess purchase prices over the fair value of the net assets acquired were allocated to goodwill.

     Prior to January 1, 2002, Inter-Tel amortized goodwill over the useful life of the underlying asset, not to exceed 40 years. On January 1, 2002, Inter-Tel began accounting for goodwill under the provisions of SFAS Nos. 141 and 142 and discontinued the amortization of goodwill. As at December 31, 2002, Inter-Tel had gross goodwill of $22.7 million and accumulated amortization of $5.0 million. For the year ended December 31, 2002, Inter-Tel did not recognize amortization expense related to goodwill. Inter-Tel completed two acquisitions in 2002 and has not recorded any amortization for these acquisitions on amounts allocated to goodwill in accordance with SFAS No. 141.

     In assessing the recoverability of Inter-Tel's goodwill and other intangibles, Inter-Tel must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, Inter-Tel may be required to record impairment charges for these assets not previously recorded. Some factors considered important which could trigger an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, Inter-Tel's market capitalization relative to net book value, and significant negative industry or economic trends.

     The Company has tested goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Inter-Tel performed the first of the required impairment tests for goodwill as of October 1, 2002 and determined that goodwill is not impaired and it is not necessary to record any impairment losses related to goodwill and other intangible assets.

       Net income, basic earnings per share and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000, respectively, adjusted to exclude amortization expense for goodwill, are as follows (net of tax, in thousands, except per share data):

                                                  Year Ended December 31,
                                           ------------------------------------
                                              2002         2001         2000
                                           ----------   ----------   ----------
   Reported net income                     $   38,637   $   13,041   $  (28,923)
   Add back: goodwill amortization                 --          694          819
                                           ----------   ----------   ----------
   Adjusted net income                     $   38,637   $   13,735   $  (28,104)
                                           ==========   ==========   ==========

   Reported earnings per share - basic     $     1.58   $     0.53   $    (1.10)
   Add back: goodwill amortization                 --         0.03         0.03
                                           ----------   ----------   ----------
   Adjusted earnings per share - basic     $     1.58   $     0.56   $    (1.07)
                                           ==========   ==========   ==========

   Reported earnings per share - diluted   $     1.49   $     0.52   $    (1.10)
   Add back: goodwill amortization                 --         0.03         0.03
                                           ----------   ----------   ----------
   Adjusted earnings per share - diluted   $     1.49   $     0.54   $    (1.07)
                                           ==========   ==========   ==========

     At December 31, 2002, goodwill, net of accumulated amortization, totaled $17.7 million. Other acquisition-related intangibles, net of accumulated amortization, totaled $7.4 million at December 31, 2002. Accumulated amortization through December 31, 2002 was $9.0 million. This amount includes $5.0 million of amortization of goodwill and $4.0 million of amortization of other acquisition-related intangibles. Other acquisition-related intangibles, comprised primarily of developed technology, customer lists and non-competition agreements, are amortized on a straight-line basis over periods ranging from 5-17 years. See Note G to Consolidated Financial Statements for additional information.

     SALES-LEASES. For our sales-type lease accounting, we follow the guidance provided by FASB Statement No. 13, Accounting for Leases and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - A Replacement of FASB Statement No. 125. We record the discounted present values of minimum rental payments under sales-type leases as sales, net of provisions for continuing administration and other expenses over the lease period. We record the lease sales at the time of system sale and installation pursuant to Staff Accounting Bulletin No. 101, as discussed above for sales to end user customers, and upon receipt of the executed lease documents. The costs of systems installed under these sales-leases, net of residual values at the end of the lease periods, are recorded as costs of sales. The net rental streams are sold to funding sources on a regular basis with the income streams discounted by prevailing like-term rates at the time of sale. Gains or losses resulting from the sale of net rental payments from such leases are recorded as net sales. We establish and maintain reserves against potential recourse following the resales based upon historical loss experience, past due accounts and specific account analysis. The allowance for uncollectible minimum lease payments and recourse liability at the end of the year represent reserves against the entire lease portfolio. Management reviews the adequacy of the allowance on a regular basis and adjusts the allowance as required. These reserves are either netted in the accounts receivable, current and long-term components of "Net investments in Sales-Leases" on the balance sheet, or included in long-term liabilities on our balance sheet for off-balance sheet leases.

     INCOME TAXES. Deferred income taxes result from temporary differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

     ADVERTISING. The cost of advertising is expensed as incurred. We incurred $443,000; $596,000; and $513,000 in advertising costs during 2002, 2001, and
2000, respectively.

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

     SHIPPING AND HANDLING COSTS. EITF 00-10 "Accounting for Shipping and Handling Fees and Costs," addresses the accounting for shipping and handling fees and costs. Our policy is primarily not to bill customers for shipping costs, unless the customer requests priority shipping. Any amounts billed are recorded net in cost of goods sold. Billed shipping and handling costs in 2002 represented less than $1.1 million, or 0.3% of net sales, and are not a significant component of our operations.

     STOCK BASED COMPENSATION. We grant stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair market value of the shares at the date of grant. We account for such stock option grants using the intrinsic-value method of accounting in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related Interpretations. Under APB 25, we generally recognize no compensation expense with respect to such awards. Also, we do not record any compensation expense in connection with our Employee Stock Purchase Plan as long as the purchase price is not less than 85% of the fair market value at the beginning or end of each offering period, whichever is lower.

     The pro forma impact on net income and net income per share as if the fair value of stock-based compensation plans had been recorded as a component of compensation expense in the consolidated financial statements as of the date of grant of awards related to such plans, pursuant to the provisions of the Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" and Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of FASB Statement No. 123," is disclosed as follows and in Note M.

                                                                       Years Ended December 31,
                                                                --------------------------------------
   (in thousands, except per share data)                           2002          2001          2000
                                                                ----------    ----------    ----------
   Net income (loss), as reported                               $   38,637    $   13,041    $  (28,923)
   Deduct: Total stock-based employee compensation expense
     determined under fair value based method for all awards,
     net of related tax effects                                     (3,062)       (2,446)       (1,557)
                                                                ----------    ----------    ----------
   Pro forma net income (loss)                                  $   35,575    $   10,595    $  (30,480)
                                                                ==========    ==========    ==========


   Earnings per share:
     Basic - as reported                                        $     1.58    $     0.53    $    (1.10)
     Basic - pro forma                                          $     1.46    $     0.43    $    (1.16)
     Diluted - as reported                                      $     1.49    $     0.52    $    (1.10)
     Diluted - pro forma                                        $     1.38    $     0.42    $    (1.16)

     Pro forma results disclosed are based on the provisions of SFAS 123 using the Black-Scholes option valuation model and are not likely to be representative of the effects on pro forma net income for future years. In addition, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the estimating models do not necessarily provide a reliable single measure of the fair value of our stock options. See Note M for further discussion of the Company's stock-based employee compensation.

     FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS. For our foreign operations, the local currency is the functional currency. All assets and liabilities are translated at period-end exchange rates and all income statement amounts are translated at an average of month-end rates. Adjustments resulting from this translation are recorded in accumulated other comprehensive income. Foreign currency transaction gains and losses also result from transactions denominated in a currency other than U.S. dollars; gains and losses resulting from remeasuring monetary assets and liability accounts that are denominated in currencies other than a subsidiary's functional currency are included in other income under the caption "Foreign currency transaction gains (losses)."

     CONTINGENCIES. We are a party to various claims and litigation in the normal course of business. Management's current estimated range of liability related to various claims and pending litigation is based on claims for which our management can estimate the amount and range of loss. Because of the uncertainties related to both the amount and range of loss on the remaining pending claims and litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position.

     Divisions of the United States Department of Justice are investigating other companies' and Inter-Tel's participation in a federally-funded "E-Rate program" to connect schools and libraries to the Internet. The Justice Department has not provided Inter-Tel with a description of the evidence on which the investigations are based. Inter-Tel is presently unable to predict or determine the final outcome of, or to estimate the potential range of loss (if any) with respect to, the investigations. If Inter-Tel is convicted of any crime or subjected to sanctions, or if penalties, damages or other monetary remedies are assessed against Inter-Tel in connection with any investigations, our business and operating results could be materially and adversely affected. Based upon the information known at this time, we do not expect the investigations to result in a material adverse impact upon the Company's business or financial condition. Nevertheless, the early nature of the investigations makes it difficult to determine whether the likelihood of a material adverse outcome is unlikely.

     USE OF ESTIMATES. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     RECLASSIFICATIONS. Certain reclassifications have been made to the 2001 and 2000 financial statements to conform to the 2002 presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

     In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121, "Accounting for the Impairment or Disposal of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS No. 144 was effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Company's adoption of SFAS No. 144 had no effect on the Company's financial position or results of operation.

     In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 supersedes Emerging Issues Task Force ("EITF") No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)." SFAS No. 146 eliminates the provisions of EITF No. 94-3 that required a liability to be recognized for certain exit or disposal activities at the date an entity committed to an exit plan. SFAS No. 146 requires a liability for costs associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect the adoption of this statement to have a material impact on its results of operations or financial position.

     In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure." SFAS No. 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting," to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, the Company has elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 123 as of December 31, 2002. We do not expect the adoption of this statement to have an impact on its results of operations or financial position.

NOTE B - ACQUISITIONS, DISPOSITIONS AND RESTRUCTURING CHARGES

     MCLEOD. On January 24, 2002, we acquired certain assets of McLeodUSA Integrated Business Systems, Inc. ("McLeod") for cash plus the assumption of various specific liabilities and related acquisition costs. Inter-Tel acquired McLeod's voice customer base in Minnesota, Iowa and Colorado and DataNet operations in South Dakota, which also included the related accounts receivable, inventory and fixed assets along with assumption of scheduled specific liabilities for warranty and maintenance obligations. The aggregate purchase price of $7.9 million was allocated to the fair value of the assets and liabilities acquired.

     We recorded goodwill of approximately $4.0 million and other purchased intangible assets of $0.5 million, for a total of $4.5 million, in connection with the McLeod acquisition. The goodwill balance will be accounted for in accordance with SFAS 141 and 142. The balances included in the $0.5 million in other purchased intangible assets will be amortized over periods ranging from two to five years from the date of the acquisition. During the year ended

December 31, 2002, the amortization of purchased intangible assets from McLeod was approximately $138,000.

     SWAN. On December 3, 2002, Inter-Tel Integrated Systems, Inc., our wholly-owned subsidiary, acquired 100% of the capital stock of Swan Solutions Limited (Swan) in England and Wales, for $4.0 million in cash. $3.0 million was paid at closing, $250,000 is payable in six months and $250,000 is payable one year from closing date. The remaining $500,000 is subject to the achievement of five performance milestones at $100,000 each. As of March 10, 2003, the first of the $100,000 milestones was achieved and paid to the Swan shareholders. Payments relating to the achievement of performance milestones will be charged to expense, in the period earned, if applicable. The Company recorded amortizable intangible technology assets totaling $3.4 million in connection with this acquisition. These technology assets are being amortized over 5 years.

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

     MASTERMIND. On October 19, 2001, Inter-Tel Integrated Systems, Inc., our wholly-owned subsidiary, acquired certain of the assets and assumed certain stated liabilities from MasterMind Technologies, Inc. (MasterMind), for $2.0 million. $1.79 million was paid at or before closing with the balance placed into a bonus pool with earn-out provisions for MasterMind shareholders and employees based on performance parameters. The portion relating to employees who have joined Inter-Tel will be charged to expenses. The Company recorded amortizable intangible technology assets totaling $1.4 million in connection with this acquisition. These technology assets are being amortized over 5 years.

     Each of the acquisitions discussed above were not material business acquisitions either individually or collectively and have been accounted for using the purchase method of accounting. The results of operations of each of these acquisitions have been included in our accompanying consolidated statements of operations from the date of acquisitions.

     INTER-TEL.NET/COMM-SERVICES/VIANET. During the second quarter of 2000, Inter-Tel recorded a pre-tax charge associated with Inter-Tel.NET operations of $2.0 million ($1.2 million after-tax), related to the write-down to net realizable value of network equipment and lease termination costs of certain redundant facilities. The reserves established at the time of the write-down have been fully utilized as of December 31, 2001.

     On July 24, 2001, Inter-Tel sold 83% of the stock of Inter-Tel.NET, Inc. to Comm-Services Corporation for a note of $4.95 million, collateralized by
Comm-Services stock, other marketable securities of the shareholders of Comm-Services and 100% of the net assets of Inter-Tel.NET. In connection with the sale of 83% of Inter-Tel.NET, we assessed the fair value of the remaining 17% investment in Inter-Tel.NET. Pursuant to SFAS 121, we recorded a charge as of the close of the second quarter of 2001 of $5.4 million ($3.4 million after tax) associated with the impairment of our investment in Inter-Tel.NET. After the impairment charge, the carrying value of our investment (the note receivable from Vianet plus the 17% ownership interest in Vianet) totaled $3.7 million as of December 31, 2001. The charge was primarily non-cash.

     Inter-Tel's management has not participated in the management of Inter-Tel.NET since the sale in July 2001. As a result, since July 24, 2001, we have accounted for the remaining Inter-Tel.NET/Comm-Services investment using the cost method of accounting. On December 30, 2001, Comm-Services entered into a merger agreement with Vianet. Inter-Tel's 17% investment in Comm-Services was converted to approximately 10% of Vianet stock and as a result, the loan for the purchase was assumed by Vianet and Inter-Tel continued to hold collateral from the former shareholders of Comm-Services until March 2003. During 2002, the net investment in the notes receivable and 10% interest in Vianet (formerly Comm-Services) was written down by $1.2 million and was recorded in other assets at a carrying value of approximately $2.5 million as of December 31, 2002, which approximated management's estimate of the related collateral value at that time.

     During 1999, 2000 and 2001, Inter-Tel.NET entered into operating lease agreements totaling approximately $6.5 million from an equipment vendor for network equipment and software. The lease agreements required Inter-Tel.NET to purchase vendor maintenance on their products. Inter-Tel originally guaranteed the indebtedness. In February 2003, we executed an agreement with Vianet and this vendor releasing Inter-Tel from its guarantee of any and all of these obligations, and Inter-Tel and Vianet released the vendor from claims arising from the failure of the network equipment and software previously leased. As part of this agreement, Inter-Tel also received payment from the Vianet shareholders of $1.45 million, in exchange for the release of the remaining collateral and as payment of the loan. Inter-Tel also retained a collateral interest in a Vianet shareholder's variable forward option contract that matures in July 2003 for an amount up to $250,000. We have not recorded an asset for this right as the amount is not guaranteed or reasonably estimable based on the fluctuations of future stock prices. The value received in this transaction was equivalent to our remaining investment value, less accruals for potential obligations to the vendor discussed above.

     Inter-Tel also retains its ownership interest in Vianet and will account for the remaining investment interest of approximately 10% in Vianet using the cost method of accounting.

     EXECUTONE. On January 1, 2000 Inter-Tel purchased certain computer telephony assets and assumed certain liabilities of Executone Information Systems, Inc. (Executone). The Executone transaction was accounted for using the purchase method of accounting. The aggregate purchase price was allocated to the fair value of the assets and liabilities acquired, of which $5.4 million ($3.4 million after taxes) was written-off as purchased in-process research and development. In connection with the Executone acquisition, we sold Executone's manufacturing assets and liabilities to Varian of Tempe, Arizona at a net book value of $6.6 million.

     During the second quarter of 2000, we decided to close the primary Executone facility in Milford, Connecticut and to recognize a restructuring charge related to our exit plan and closure of the Executone operations. We have accounted for the restructuring of the Executone operations, including severance and related costs, the shut down and consolidation of the Milford facility and the impairment of assets associated with the restructuring. We finalized our plan for the exiting of activities and the involuntary termination or relocation of the employees. Accrued costs associated with this plan were estimates, although the original estimates made for the second quarter of 2000 for reserve balances have not changed significantly as of December 31, 2002.

     Exit costs associated with the closure of the Milford facility also included liabilities for building, furniture and equipment lease, and other contractual obligations. We are liable for the lease on the Milford buildings through January 2005. Various other furniture, computer and equipment leases terminated on varying dates through September 2002. To date, we have entered into sublease agreements with third parties to sublease portions of the facility. The reserve for lease and other contractual obligations is identified in the table below.

     The total restructuring charge from this event totaled $50.9 million. The following tables summarize details of the restructuring charge in connection with the Executone acquisition, including the description of the type and amount of liabilities assumed, and activity in the reserve balances from the date of the charge through December 31, 2002. Activity represents payments made or amounts written off.

                                                                                                                RESERVE
                                           CASH/      RESTRUCTURING     2000          2001         2002         BALANCE
      DESCRIPTION                         NON-CASH       CHARGE       ACTIVITY      ACTIVITY     ACTIVITY     AT 12/31/02
      -----------                         --------      --------      --------      --------     --------     -----------
                                                                           (In thousands)
PERSONNEL COSTS:
  Severance and termination Costs           Cash        $ (1,583)     $  1,558      $      2     $     20      $     (3)
  Other Plant closure costs                 Cash            (230)           30           200           --            --

LEASE TERMINATION AND OTHER
CONTRACTUAL OBLIGATIONS
(NET OF ANTICIPATED RECOVERY):
  Building and equipment Leases             Cash          (7,444)        1,348         1,489        2,594        (2,013
  Other contractual obligations             Cash          (1,700)           --         1,700           --            --

IMPAIRMENT OF ASSETS:
  Inventories                             Non-Cash        (3,454)        1,376           209        1,869            --
  Prepaid inventory and other Expenses    Non-Cash        (2,485)        2,485            --           --
  Accounts receivable                     Non-Cash        (1,685)          521           245           88          (831)
  Fixed assets                            Non-Cash        (3,151)        2,942            --           53          (156)
  Net intangible assets                   Non-Cash       (29,184)       29,184            --           --            --
                                                        --------      --------      --------     --------      --------
TOTAL                                                   $(50,916)     $ 39,444      $  3,845     $  4,624      $ (3,003)
                                                        ========      ========      ========     ========      ========

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

NOTE D - SHORT-TERM INVESTMENTS

     The Company accounts for short-term investments in accordance with Financial Accounting Standard No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's short-term investments are all classified as available for sale, and have been recorded at fair value, which approximates cost. At December 31, 2002 and December 31, 2001, $40.9 million and $3.0 million, respectively, were recorded as short-term investments. Short-term investments include certificates of deposit, auction rate certificates, auction rate preferred securities, municipal preferred securities and mutual funds. The auction rate securities are adjustable-rate securities with dividend rates that are reset periodically by bidders through periodic "Dutch auctions" generally conducted every 7 to 49 days by a trust company or broker/dealer on behalf of the issuer. The Company believes these securities are highly liquid investments through the related auctions; however, the collateralizing securities have stated terms of up to thirty (30) years. These instruments are rated A or higher by Standard & Poor's Ratings Group, or equivalent.

     The Company's short-term investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations and delivers an appropriate yield in relationship to the Company's investment guidelines and market conditions.

     The following is a summary of available-for-sale securities:

                                                December 31, 2002
                                   ---------------------------------------------
   (in thousands)                               Gross       Gross
                                              Unrealized  Unrealized  Gross Fair
                                     Cost       Gains       Losses      Value
                                   -------     -------     -------     -------
   Equity securities               $27,900     $    --     $    --     $27,900
   Municipal bonds and notes         7,875          --          --       7,875
   Certificate of deposit            5,000          --          --       5,000
   Mutual funds                        141          --          --         141
                                   -------     -------     -------     -------
                                   $40,916     $    --     $    --     $40,916
                                   =======     =======     =======     =======

                                                December 31, 2001
                                   ---------------------------------------------
   (in thousands)                               Gross       Gross
                                              Unrealized  Unrealized  Gross Fair
                                     Cost       Gains       Losses      Value
                                   -------     -------     -------     -------
   Equity securities               $ 3,000     $    --     $    --     $ 3,000
   Municipal bonds and notes            --          --          --          --
   Mutual funds                         --          --          --          --
                                        --          --          --          --
                                   -------     -------     -------     -------
                                   $ 3,000     $    --     $    --     $ 3,000
                                   =======     =======     =======     =======

     The amortized cost and estimated fair value of the available-for-sale debt securities at December 31, 2002, by maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties, and the Company views its available-for-sale securities as available for current operations. Equity securities and mutual funds do not have stated maturities and are therefore excluded from the table below. In addition, although the debt securities have stated maturities of more than ten years, these securities are highly liquid and are traded in "Dutch auctions" as described above.

                                                              December 31, 2002
                                                            --------------------
   (in thousands)
                                                                      Estimated
   Available-for-sale             Description                 Cost    Fair Value
   ------------------             -----------               -------   ----------
   Due in less than one year      Certificate of deposit    $ 5,000    $ 5,000
   Due from one to ten years      None                           --         --
   Due after ten years            Debt securities             7,875      7,875
                                                            -------    -------
                                                            $12,875    $12,875
                                                            =======    =======

NOTE E - NET INVESTMENT IN SALES-LEASES

     Net investment in sales-leases represents the value of sales-leases presently held under our Total Solution program. We currently sell the rental payments due to us from some of the sales-leases. We maintain reserves against our estimate of potential recourse for the balance of sales-leases and for the balance of sold rental payments remaining unbilled. The following table provides detail on the total net balances in sales-leases (In thousands):

                                                                            December 31
                                                                   ------------------------------
                                                                     2002       2001       2000
                                                                   --------   --------   --------
   Lease balances included in consolidated accounts receivable, net of allowances of $2,562 in 2002; $3,112 in 2001; and
   $2,227 in 2000                                                  $  6,470   $  7,924   $  7,935

   Net investment in Sales-Leases:

     Current portion, net of allowances of $516 in 2002,
       $640 in 2001; and $582 in 2000                                13,344     13,799     14,629

      Long-term portion, includes residual amounts of
        $518 in 2002, $907 in 2001 and $807 in 2000,
        net of allowances of $1,411 in 2002; $1,206 in
        2001; and $921 in 2000                                       24,692     21,735     22,808
                                                                   --------   --------   --------
   Total investment in Sales-Leases, net of allowances
     of $4,489 in 2002; $4,958 in 2001; and $3,730 in 2000           44,506     43,458     45,372

   Soldrental payments remaining unbilled (subject to limited recourse provisions), net of allowances of $11,125 in 2002;
     $8,890 in 2001; and $7,697 in 2000                             194,684    193,825    190,664
                                                                   --------   --------   --------
   Total balance of sales-leases and sold rental payments
     remaining unbilled, net of allowances                         $239,190   $237,283   $236,036
                                                                   ========   ========   ========

   Total allowances for entire lease portfolio (including
     limited recourse liabilities)                                 $ 15,614   $ 13,848   $ 11,427
                                                                   ========   ========   ========

     Reserve levels are established based on portfolio size, loss experience, levels of past due accounts and periodic, detailed reviews of the portfolio. Recourse on the sold rental payments is contractually limited to a percentage of the net credit losses in a given annual period as compared to the beginning portfolio balance for a specific portfolio of sold leases. While our recourse is limited, we maintain reserves at a level sufficient to cover all anticipated credit losses. The aggregate reserve for uncollectible lease payments and recourse liability represents the reserve for the entire lease portfolio. These reserves are either netted from consolidated accounts receivable, netted against current or long-term "investment in sales-leases" or included in long-term liabilities for sold rental payments remaining unbilled. Sales of rental payments per period:

                                                     Year Ended December 31
                                                ------------------------------
   (In thousands)                                 2002       2001       2000
                                                --------   --------   --------
   Sales of rental payments                     $ 83,141   $ 86,788   $ 95,127
   Sold payments remaining unbilled
     at end of year                             $205,809   $202,715   $198,361

     Sales of rental payments represents the gross selling price or total present value of the payment stream on the sale of the rental payments to third parties. Sold payments remaining unbilled at the end of the year represents the total balance of leases that are not included in our balance sheet. We do not expect to incur any significant losses in excess of reserves from the recourse provisions related to the sale of rental payments. Inter-Tel is compensated for administration and servicing of rental payments sold.

     At December 31, 2002, future minimum lease payments related to the sold rental streams remaining unbilled are: 2003 -- $68.9 million, 2004 -- $56.8 million, 2005 -- $42.1 million, 2006 - $27.6 million, thereafter -- $10.4 million.

     At December 31, 2002, future minimum lease receipts due from customers related to the lease portfolio included in our December 31, 2002 balance sheet are: 2003 -- $14.3 million, 2004 -- $15.7 million, 2005 -- $4.2 million, 2006 -
$2.6 million, 2007 -- $1.6 million, thereafter - $1.1 million.

NOTE F - PROPERTY, PLANT & EQUIPMENT

                                                                  December 31
                                                               -----------------
   (In thousands)                                                2002      2001
                                                               -------   -------
   Computer systems, data processing and other
     office equipment                                          $40,089   $44,025
   Transportation equipment                                      2,328     2,872
   Furniture and fixtures                                        4,942     5,056
   Leasehold improvements                                        4,215     3,770
   Building                                                      7,297     7,297
   Land                                                          2,499     2,629
                                                               -------   -------
                                                                61,370    65,649
   Less: Accumulated depreciation and amortization              36,575    41,744
                                                               -------   -------
   Net property, plant & equipment                             $24,795   $23,905
                                                               -------   -------

NOTE G - GOODWILL AND PURCHASED INTANGIBLE ASSETS

                                                                  December 31
                                                               -----------------
   (In thousands)                                                2002      2001
                                                               -------   -------
   Goodwill                                                    $22,671   $18,681
   Less: Accumulated amortization                                5,025     5,025
                                                               -------   -------
   Net Goodwill                                                 17,646    13,656

   Purchased intangible assets:
     Acquired developed technology                               9,065     5,786
     Customer lists and non-competition agreements               2,319     1,841
                                                               -------   -------
                                                                11,384     7,627
   Less: Accumulated amortization                                3,968     2,624
                                                               -------   -------
   Net purchased intangible assets                               7,416     5,003
                                                               -------   -------

   Net goodwill and purchased intangible assets                $25,062   $18,659
                                                               -------   -------

NOTE H - OTHER ASSETS

                                                                  December 31
                                                               -----------------
   (In thousands)                                                2002      2001
                                                               -------   -------
   Note receivable and investment in Vianet
     (formerly Inter-Tel.Net)                                  $ 2,500   $ 3,669
   Other assets                                                    249       475
                                                               -------   -------
                                                               $ 2,749   $ 4,144
                                                               -------   -------

     Refer to Notes B and T to Consolidated Financial Statements for additional information regarding our investment in Vianet and a subsequent event related to this investment.

NOTE I - OTHER CURRENT LIABILITIES

                                                                  December 31
                                                               -----------------
   (In thousands)                                                2002      2001
                                                               -------   -------
   Compensation and employee benefits                          $18,325   $12,947
   Customer deposits                                             5,331     5,251
   Restructuring Charge                                            955     1,389
   Deferred revenues                                             7,324     6,445
   Miscellaneous taxes payable                                   2,569     3,934
   Other accrued expenses                                       15,547    14,085
                                                               -------   -------
                                                               $50,051   $44,051
                                                               -------   -------

NOTE J - CREDIT LINE

     We maintain a $10 million unsecured bank credit line at prime rate to cover international letters of credit and for other purposes. The credit agreement matures June 1, 2003 and contains certain restrictions and financial covenants. At December 31, 2002, $544,841 of the credit line was committed under letter of credit arrangements.

NOTE K - LEASES

     Rental expense amounted to $9,800,000;  $9,679,000; and $8,818,000 in 2002,
2001, and 2000, respectively. Noncancellable operating leases are primarily for buildings. Certain of the leases contain provisions for renewal options and scheduled rent increases. At December 31, 2002, future minimum commitments under noncancellable leases, including our new headquarters facility and a 15 year lease for our research and development facility and 63 month lease for our distribution and support facility, are as follows: 2003 -- $9,390,000; 2004 -- $9,000,000; 2005 -- $4,939,000; 2006 - $3,185,000; 2007 -- $1,957,000 thereafter
- $348,000.

NOTE L - INCOME TAXES

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

     Significant components of our deferred tax liabilities and assets as of December 31 are as follows:

                                                                  December 31
   (in thousands)                                              -----------------
                                                                 2002      2001
                                                               -------   -------
   Deferred tax liabilities:
     Other                                                     $ 4,929   $ 4,944
     Lease--sales and capitalized costs                         36,739    32,027
                                                               -------   -------
   Total deferred tax liabilities                               41,668    36,971
                                                               -------   -------
   Deferred tax assets:
     Inventory basis differences                                 1,224     3,285
     Accounts receivable reserves                                4,244     2,789
     Accrued vacation pay                                        1,524     1,223
     Book over tax depreciation                                    277       771
     Foreign loss carryforwards                                    537       956
     In-process R&D write-off                                    5,949     6,581
     Restructuring reserves                                      2,227     3,036
     Lease receivable reserves                                   4,766     3,995
     Other - net                                                 7,510     6,226
                                                               -------   -------
   Deferred tax assets                                          28,258    28,862
     Less valuation reserve                                        537       814
                                                               -------   -------
   Net deferred tax assets                                      27,721    28,048
                                                               -------   -------
   Net deferred tax liabilities                                $13,943   $ 8,923
                                                               -------   -------

     During 2002, 2001 and 2000, we recorded income of $295,000, a loss of $437,000, and income of $226,000, respectively, from foreign operations. At December 31, 2002, we had foreign loss carryforwards of approximately $1,342,000, a portion of which began to expire in 2002. The valuation allowance in 2002 decreased by $277,000 and $544,000 in 2001 due to expiration of foreign loss carryforwards.

     Federal and state income taxes (benefit) consisted of the following:

   (In thousands)                                 2002       2001        2000
                                                --------   --------    --------
   Federal                                      $ 20,206   $  5,076    $(15,101)
   State                                           2,584      2,583      (1,716)
   Foreign                                           726         --          --
                                                --------   --------    --------
                                                $ 23,516   $  7,659    $(16,817)
                                                --------   --------    --------

       The principal reasons for the difference between total income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

                                                  2002       2001        2000
                                                --------   --------    --------
   Federal tax at statutory rates
     Applied to pre-tax income                     35%        35%        (35)%
   State tax net of federal benefit                 2          5          (4)
   Credit for research activities                  (1)        (5)         --
   Other - net                                      2          2           2
                                                 ----       ----        ----
                                                   38%        37%         (37)%
                                                 ----       ----        ----

NOTE M - EQUITY TRANSACTIONS

     TREASURY STOCK. During the first quarter of 2001, we initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 4,000,000 shares of our Common Stock. During the third quarter of 2000, we initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 2,000,000 shares of Inter-Tel Common Stock. Under these authorizations, we did not repurchase shares during 2002, other than $13,000 expended to repurchase shares for cash pay-outs to former employees in place of ESOP share distributions. During 2001, we purchased approximately 2,523,000 shares and expended approximately $28.9 million for stock repurchases, which was funded primarily through existing cash balances. We also expended approximately $6.7 million for repurchases of approximately 562,000 shares of Inter-Tel's Common Stock during 2000, which was funded primarily through existing cash balances. We reissued approximately 743,000, 671,000 and 379,000 shares in 2002, 2001 and 2000, respectively, through stock option and employee stock purchase plan exercises and issuances, and stock issued in conversion of subsidiary stock through an acquisition. The proceeds received for the stock reissued were less than our total cost basis. Accordingly, the difference was recorded as a reduction to retained earnings.

     DIVIDEND POLICY. From December 31, 1997 through the third quarter of 2001, we paid quarterly cash dividends (the "cash dividend") of $0.01 for every share of Common Stock, to shareholders of record. We have made quarterly cash dividend payments for each quarter since the dividend was declared in September 1997, with dividend payments commencing on or about 15 days after the end of each fiscal quarter. On October 23, 2001, our Board of Directors increased the cash dividend from $0.01 to $0.02 for every share of Common Stock, payable quarterly to shareholders of record beginning December 31, 2001. On July 16, 2002, our Board of Directors increased the cash dividend from $0.02 to $0.03 for every share of Common Stock, payable quarterly to shareholders of record beginning September 30, 2002. Prior to the cash dividend, we had declared no cash dividends on our Common Stock since incorporation.

     STOCK OPTION PLANS. In July 1990, we adopted the Director Stock Option Plan ("the Director Plan") and reserved a total of 500,000 shares of Common Stock for issuance thereunder. Commencing with the adoption of the Plan through 2001, each Eligible Director received a one-time automatic grant of an option to purchase 5,000 shares of our Common Stock. In addition, through 2001 each Eligible Director was granted an option to purchase 5,000 shares upon the date five (5) days after such person became Director, and an additional option to purchase 5,000 shares five (5) days after the date of the regularly scheduled board meeting following the close of our third quarter. All options granted through 2001 had a five-year term and fully vested at the end of six months from the grant date.

     In July 2001, as approved by shareholders at the annual shareholders' meeting in April 2002, the board of directors extended the term of the Director Plan to 2010. Our shareholders also approved amendments to change the date of the annual grant to directors under the Director Plan to five (5) business days after the re-election of directors at the annual meeting of shareholders, increased the initial automatic option grant and each annual option grant from 5,000 to 7,500 shares. The term of options granted under the Director Plan was also increased from five (5) years to ten (10) years. These amendments did not increase the number of shares authorized for the Director Plan. In each instance, Director Plan options must be granted at not less than 100% of the fair market value of our stock at the dates of grant.

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

     On February 27, 2001 our Board of Directors authorized an amendment to the 1997 Long Term Plan, approved by the stockholders, that provides for an automatic increase in the number of shares of Common Stock reserved thereunder on the first day of each fiscal year equal to the lesser of (a) 2.5% of the outstanding shares on that date, (b) 750,000 shares (subject to appropriate adjustment for all stock splits, dividends, subdivisions, combinations, recapitalizations and like transactions) or (c) a lesser amount as determined by the Board of Directors (the "Renewal Feature"). For 2002, based on shares outstanding at January 1, 2002 and as approved by the Board of Directors in February 2002, this renewal feature provided for an increase of 604,161 shares for issuance under the 1997 Long Term Plan. For 2003, based on shares outstanding at January 1, 2003 and as approved by the Board of Directors in February 2003, this renewal feature provided for an increase of 622,725 shares for issuance under the 1997 Long Term Plan.

     Under the 1994 and 1997 Long Term Plans, in some instances, predetermined share market value increases must be met to allow acceleration of option vesting provisions before the end of the option term.

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

     In March 2000, the Board of Directors authorized an additional 216,000 shares of Common Stock for issuance under the Acquisition Plan to selected employees hired as a result of the acquisition of selected assets of Executone. In February 2001, the Board of Directors authorized an additional 300,000 shares of Common Stock for issuance under the Acquisition Plan to selected employees hired as a result of the acquisition of selected assets of Convergent. In addition, in October 2001, the Board of Directors authorized an additional 150,000 shares of Common Stock for issuance under the Acquisition Plan to selected employees hired as a result of the acquisition of Mastermind Technologies. Options in each instance must be granted at not less than 100% of the fair market value of our stock at the dates of grant. Options vest over five years and expire ten years from the date of grant.

     Option activity for the past three years under all plans is as follows:

                                                       Number of Shares
                                           --------------------------------------
                                              2002          2001          2000
                                           ----------    ----------    ----------
   Outstanding at beginning of year         4,567,945     3,143,292     2,486,696
   Granted                                    608,000     2,007,500     1,213,500
   Exercised                                 (710,304)     (210,633)     (279,654)
   Expired or canceled                       (277,000)     (372,214)     (277,250)
                                           ----------    ----------    ----------
   Outstanding at end of year               4,188,641     4,567,945     3,143,292
                                           ----------    ----------    ----------

   Exercisable at end of year               1,628,533     1,458,388     1,188,356
   Weighted-average grant price of
     options granted                       $    13.40    $    12.26    $    13.65
   Weighted-average fair value (FAS 123)
     of options granted during the year    $     9.32    $     6.42    $     6.83

     At December 31, 2002, we have reserved 4,815,292 shares of Common Stock for issuance in connection with the stock option plans.

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

     The following table summarizes information about stock options outstanding at December 31, 2002:

                               OPTIONS OUTSTANDING

                                 Number           Weighted-Average           Weighted
        Range of               Outstanding           Remaining                Average
     Exercise Price            at 12-31-02        Contractual Life         Exercise Price
     --------------            -----------        ----------------         --------------
     $ 2.24 - $ 4.31              138,179              2 years                 $ 3.00
     $ 4.81 - $ 7.06              146,400              4 years                 $ 5.77
     $ 7.25 - $13.44            2,487,020              7 years                 $10.36
     $15.13 - $43.44            1,417,042              8 years                 $20.53

                               OPTIONS EXERCISABLE

                                 Number           Weighted-Average           Weighted
        Range of               Outstanding           Remaining                Average
     Exercise Price            at 12-31-02        Contractual Life         Exercise Price
     --------------            -----------        ----------------         --------------

     $ 2.24 - $ 4.31              138,179              2 years                 $ 3.00
     $ 4.81 - $ 7.06              146,400              4 years                 $ 5.77
     $ 7.25 - $13.44              835,040              7 years                 $10.13
     $15.13 - $43.44              508,914              8 years                 $21.79

     During 2002, the weighted average exercise price of options granted, exercised, and expired or canceled was $19.18, $10.33 and $15.33, respectively.

     Pro forma information regarding net income and net income per share, as disclosed in Note A, has been determined as if the Company had accounted for its employee stock-based compensation plans under the fair value method of SFAS No. 123.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model using the low end of reasonable assumptions for input variables rather than attempting to identify a best-point estimate.

The option pricing model utilized the following weighted average assumptions for 2002, 2001 and 2000, respectively: risk free interest rates of 2.73% for 2002, 4.5% for 2001 and 5.5% for 2000; dividend yields of .75% for 2002, .50% for 2001 and .25% for 2000; volatility factors of the expected market price of our stock averaged .576 for 2002, .766 for 2001 and .30 for 2000; and a weighted average expected life of the option of 4 to 5 years for employee stock options which vest over four to five year periods with a weighted average vesting period of
2.5 years and 1.5 years for director options which vest at the end of six months from the grant date.

     1997 EMPLOYEE STOCK PURCHASE PLAN. In April 1997, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan (the Purchase Plan) and reserved 500,000 shares for issuance to eligible employees. In April 2002, the Board of Directors and stockholders approved an amendment to the Plan to increase the number of authorized shares by 500,000 shares for a total of 1,000,000 authorized thereunder. Under the Purchase Plan, employees are granted the right to purchase shares of Common Stock at a price per share that is 85% of the lesser of the fair market value of the shares at: (i) the participant's entry date into each six-month offering period, or (ii) the end of each six-month offering period. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, we sold 61,562 shares for approximately $972,000 ($15.80 per share) to employees in 2002, 108,742 shares for approximately $966,000 ($8.89 per share) to employees in 2001, and 105,944 shares for approximately $1,053,000 ($9.94 per share) to employees in 2000. At December 31, 2002, 574,649 shares remained authorized under the Plan.

     STOCK OPTION LOANS. During 1999, selected officers and employees of Inter-Tel were offered loans to acquire Inter-Tel common stock. Promissory Notes were established to cover the cost of exercise of stock options, including applicable taxes, or the cost of Inter-Tel common stock purchased in the open market during May and June of 1999. The loans are interest-only notes with balloon payments due on or before March 15, 2004. The loans bear interest at the mid-term applicable federal interest rate, compounded annually. Interest payments are due on or before March 15 of each anniversary beginning on March 15, 2000. The notes are full recourse loans and we retain the common stock certificates as collateral. Several of the loans have been paid in full and loans to only two officers remain outstanding. The outstanding balance of the remaining loans at December 31, 2002 totaled $338,253.

NOTE N - EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

(In thousands, except per share amounts)           2002       2001       2000
                                                 --------   --------   --------
   Numerator:
     Net income (loss)                           $ 38,637   $ 13,041   $(28,923)
                                                 --------   --------   --------
   Denominator:
     Denominator for basic earnings per
     Share - weighted average shares               24,444     24,488     26,273

   Effect of dilutive securities:
     Employee and director stock options            1,420        752         --
                                                 --------   --------   --------

   Denominator for diluted earnings per
     Share - adjusted weighted average
     shares and assumed conversions                25,864     25,240     26,273
                                                 --------   --------   --------

   Basic income (loss) per share                 $   1.58   $   0.53   $  (1.10)
                                                 --------   --------   --------

   Diluted income (loss) per share               $   1.49   $   0.52   $  (1.10)
                                                 --------   --------   --------

     In 2002, 2001 and 2000, options to purchase 280,580,  577,800 and 2,489,354 shares, respectively, of Inter-Tel stock were excluded from the calculation of diluted net earnings per share because the exercise price of these options was greater than the average market price of the common shares for the respective fiscal years, and therefore the effect would have been antidilutive. Additionally, in fiscal 2000, diluted loss per share included only weighted-average shares outstanding as the inclusion of 689,000 additional potential common stock equivalents would have been antidilutive since Inter-Tel incurred a net loss for that period.

NOTE O - RETIREMENT PLANS

     We have two retirement plans for the benefit of our employees. Under our 401(k) Retirement Plan, participants may contribute on an annual basis up to the maximum amount allowed by the Internal Revenue Service. We make voluntary annual contributions to the Plan of 50% of contributions made by Plan participants of up to 6 percent of each participant's compensation. Our matching contributions to the Plan totaled $1,567,000; $1,476,000; and $1,381,000; in 2002, 2001 and
2000, respectively.

     In 1992, we initiated an Employee Stock Ownership Plan (ESOP), advancing $500,000 to the ESOP Trust for the purpose of purchasing Common Stock of the Company. The Trust purchased 307,000 shares of Inter-Tel Common Stock in July 1992. The loan was paid in full during 1997. As the principal amount of the loan was repaid to Inter-Tel through Company annual contributions, the equivalent number of shares released were allocated to employees' accounts to be held until retirement. Total shares so allocated were 32,380 in 1997. Contributions to the ESOP totaled $62,500 in 1997, and were based upon the historic cost of the shares purchased by the ESOP. After the final allocation of shares in 1997, the ESOP plan was "frozen," so that all eligible participants as of July 1, 1997 became 100% vested in their accounts, regardless of length of service. No further purchases are anticipated through the ESOP, and we do not anticipate making future allocations of shares from this plan. In October 2002, our Board of Directors authorized the termination of this plan, allowing one-time rollover contributions to be made to participants in our 401(k) Retirement Plan, other qualified plans or as early taxable distributions. We expect that the Plan assets will be distributed in their entirety during 2003, as allowed pursuant to a favorable determination letter that was issued by the Internal Revenue Service on January 16, 2003.

NOTE P - SEGMENT INFORMATION

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

     For the years ended December 31, we generated income from business segments, including charges, as follows:

                                                                                                  RESALE OF
                                                                                                  LOCAL AND
                                                                     SUBTOTAL                        LONG
(In thousands, except per                 PRINCIPAL    LITIGATION    PRINCIPAL    INTER-TEL.NET    DISTANCE
share amounts)                             SEGMENT     SETTLEMENT     SEGMENT        /VIANET       SERVICES       TOTAL
                                          ---------    ---------     ---------      ---------      ---------    ---------
2002
----
Net sales                                 $ 351,414    $      --     $ 351,414      $      --      $  30,042    $ 381,456
Gross profit                                185,847           --       185,847             --          8,626      194,473
Operating income                             41,837           --        41,837             --          3,890       45,727
Interest and other income                     1,772       15,516        17,288         (1,200)           164       16,252
Gain on foreign currency transactions           330           --           330             --             --          330
Interest expense                               (155)          --          (155)            --             (1)        (156)
Net income (loss)                         $  27,371    $   9,492     $  36,863      $    (746)     $   2,520    $  38,637
Net income (loss) per diluted share (1)   $    1.06    $    0.37     $    1.43      $   (0.03)     $    0.10    $    1.49
Weighted average diluted shares (1)          25,864       25,864        25,864         24,444         25,864       25,864
Total assets                              $ 266,015    $      --     $ 266,015      $      --      $  16,047    $ 282,062
Depreciation and amortization                 8,574           --         8,574             --             80        8,654

                                                                    RESALE OF
                                                                    LOCAL AND
                                                                       LONG
(In thousands, except per                 PRINCIPAL  INTER-TEL.NET   DISTANCE
share amounts)                             SEGMENT      /VIANET      SERVICES         TOTAL
                                          ---------    ---------     ---------      ---------
2001
----
Net sales                                 $ 346,094    $  13,986     $  25,575      $ 385,655
Gross profit (loss)                         173,823       (5,892)        6,563        174,494
Charge (see Note B)                              --       (5,357)           --         (5,357)
Operating income (loss)                      30,911      (13,718)        3,231         20,424
Interest and other income                       970           (1)          112          1,081
Loss on foreign currency transactions          (337)          --            --           (337)
Interest expense                               (293)        (173)           (2)          (468)
Net income (loss)                         $  19,688    $  (8,752)    $   2,105      $  13,041
Net income (loss) per diluted share (1)   $    0.78    $   (0.36)    $    0.08      $    0.52
Weighted average diluted shares (1)          25,240       24,488        25,240         25,240
Total assets                              $ 215,340    $      --     $  12,122      $ 227,462
Depreciation and amortization                 9,367        1,994           156         11,517

                                                                                                          RESALE OF
                                                                                                          LOCAL AND
                                                              EXECUTONE                                      LONG
(In thousands, except per                      PRINCIPAL      (CHARGES                                     DISTANCE
share amounts)                                  SEGMENT         ONLY)        CIRILIUM     INTER-TEL.NET    SERVICES         TOTAL
                                               ---------      ---------      ---------    -------------    ---------      ---------
2000
----
Net sales                                      $ 353,313      $      --      $      --      $  22,834      $  26,576      $ 402,723
Cost of goods sold - Executone restructuring          --         (7,639)            --             --             --         (7,639)
Gross profit (loss)                              173,328         (7,639)            --        (11,212)         4,561        159,038
Charges and write-off of IPRD
  (see Notes B and C)                                 --        (48,710)            --         (1,968)            --        (50,678)
Operating income (loss)                           37,546        (56,349)          (574)       (19,087)          (133)       (38,597)
Equity share of Cirilium losses                       --             --         (5,938)            --             --         (5,938)
Write-off of Cirilium investment                      --             --         (2,045)            --             --         (2,045)
Interest and other income                          1,423             --             --              2             49          1,474
Loss on foreign translation adjustments             (421)            --             --             --             --           (421)
Interest expense                                    (128)            --             --            (85)            --           (213)
Net income (loss)                              $  24,294      $ (35,631)     $  (5,411)     $ (12,122)     $     (53)     $ (28,923)
Net income (loss) per diluted share (1)        $    0.90      $   (1.36)     $   (0.21)     $   (0.46)     $   (0.00)     $   (1.10)
Weighted average diluted shares (1)               26,962         26,273         26,273         26,273         26,273         26,273
Depreciation and amortization                     10,664             --             --          1,878            204         12,746

(1) Options that are antidilutive because the exercise price was greater than the average market price of the common shares are not included in the computation of diluted earnings per share when a net loss is recorded. See Note M for additional information.

     Our revenues are generated predominantly in the United States. Total revenues generated from U.S. customers totaled $371.3 million, $375.6 million, and $392.1 million, of total revenues for the years ended December 31, 2002, 2001 and 2000, respectively. Revenues from international sources were primarily generated from customers located in the United Kingdom, Europe, Asia, Mexico and South America. In 2002, 2001 and 2000, revenues from customers located internationally accounted for 2.7%, 2.6%, and 2.6% of total revenues, respectively.

NOTE Q - FINANCIAL INSTRUMENTS

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

NOTE R - SUPPLEMENTAL CASH FLOW

   (In thousands)                                                    2002        2001        2000
                                                                   --------    --------    --------
   CASH PAID FOR:
     Interest                                                      $    156    $    468    $    213
     Income taxes paid (received)                                  $ 15,424    $(11,398)   $  4,788
                                                                   --------    --------    --------
   CHANGES IN OPERATING ASSETS AND LIABILITIES:
     (Increase) decrease in receivables and current net
       investment in sales-leases                                  $  1,907    $  7,556    $ (3,857)
     (Increase) decrease in inventories                               9,759      14,647     (15,034)
     (Increase) decrease in prepaid expenses and
       other assets                                                   1,577      15,620     (20,640)
     (Increase) decrease in long-term net investment in
       sales-leases and other assets                                 (3,448)        927      14,224
     Increase (decrease) in accounts payable and other
       current liabilities                                            5,685     (17,782)        458
                                                                   --------    --------    --------
                                                                   $ 15,480    $ 20,968    $(24,849)
                                                                   --------    --------    --------

NOTE S - QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     A summary of the quarterly results of operations for the years ended December 31, 2002 and 2001 follows:

(In thousands, except per share amounts)

   2002                                      1ST QTR    2ND QTR    3RD QTR    4TH QTR
   ----                                     --------   --------   --------   --------
   Net sales                                $ 90,070   $ 95,948   $ 96,665   $ 98,774
   Gross profit                               45,054     48,475     49,050     51,895
   Net income                                 15,395      7,035      7,543      8,664
   Net income per share--Basic              $   0.64   $   0.29   $   0.31   $   0.35
   Net income per share--Diluted            $   0.60   $   0.28   $   0.29   $   0.33
   Weighted average basic common shares       24,179     24,270     24,544     24,783
   Weighted average diluted common shares     25,550     25,562     26,033     26,307

   2001                                      1ST QTR    2ND QTR    3RD QTR    4TH QTR
   ----                                     --------   --------   --------   --------
   Net sales                                $ 93,702   $103,835   $ 93,487   $ 94,630
   Gross profit                               39,648     44,920     43,276     46,650
   Net income                                  1,948        185      4,378      6,531
   Net income per share--Basic              $   0.08   $   0.01   $   0.18   $   0.27
   Net income per share--Diluted            $   0.08   $   0.01   $   0.18   $   0.26
   Weighted average basic common shares       25,500     24,389     23,949     24,116
   Weighted average diluted common shares     25,843     24,910     24,804     25,334

NOTE T - SUBSEQUENT EVENT

     In February 2003, we executed an agreement with Vianet (See Note B) and the vendor releasing Inter-Tel from its guarantee of any and all of these obligations, and Inter-Tel and Vianet released the vendor from claims arising from the failure of the network equipment and software previously leased. As part of this agreement, Inter-Tel also received payment from the Vianet shareholders of $1.45 million, in exchange for the release of the remaining collateral and as payment of the loan. Inter-Tel also retained a collateral interest in a Vianet shareholder's variable forward option contract that matures in July 2003 for an amount up to $250,000. We have not recorded an asset for this right as the amount is not guaranteed or reasonably estimable based on the fluctuations of future stock prices. The value received in this transaction was equivalent to our remaining investment value, less accruals for potential obligations to the vendor discussed above.

     Inter-Tel also retains its ownership interest in Vianet and will account for the remaining investment interest of approximately 10% in Vianet using the cost method of accounting.