Form 10-K, Exhibit 13
period 2003-12-31
INTER TEL INC
filed 2004-03-15
CIK 350066

EXHIBIT 13.0 ANNUAL REPORT TO SECURITY HOLDERS

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Ernst & Young LLP, Independent Auditors

Shareholders and Board of Directors
Inter-Tel, Incorporated

We have audited the accompanying consolidated balance sheets of Inter-Tel, Incorporated and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2003. Our audits also included the financial statement schedule listed in the Index to consolidated financial statements and schedule. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter-Tel, Incorporated and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note A to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill.

/s/ Ernst & Young LLP

Phoenix, Arizona
February 17, 2004

INTER-TEL, INCORPORATED AND SUBSIDIARIES

     CONSOLIDATED BALANCE SHEETS
     December 31, 2003 and 2002
     (In thousands, except share amounts)

	2003	2002
ASSETS
CURRENT ASSETS
Cash and equivalents	$115,197	$84,923
Short-term investments	59,334	40,916

Total cash and short-term investments	174,531	125,839
Accounts receivable, net of allowances of $11,010 in 2003 and $12,159 in 2002	43,434	42,566
Inventories, net of allowances of $6,952 in 2003 and $10,558 in 2002	14,648	11,329
Net investment in sales-leases, net of allowances of $749 in 2003 and $516 in 2002	15,502	13,344
Income taxes receivable	8,196	2,604
Deferred income taxes	13,789	2,377
Prepaid expenses and other assets	6,432	6,705

TOTAL CURRENT ASSETS	276,532	204,764
PROPERTY, PLANT & EQUIPMENT	24,657	24,795
GOODWILL	17,967	17,646
PURCHASED INTANGIBLE ASSETS	8,191	7,416
NET INVESTMENT IN SALES-LEASES, net of allowances of $1,985 in 2003 and $1,411 in 2002	32,529	24,692
OTHER ASSETS	—	2,749

	$359,876	$282,062

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$28,386	$23,089
Other current liabilities	47,585	50,051

TOTAL CURRENT LIABILITIES	75,971	73,140
DEFERRED TAX LIABILITY	57,996	16,320
LEASE RECOURSE LIABILITY	12,020	11,125
RESTRUCTURING RESERVE	49	1,049
OTHER LIABILITIES	6,535	6,525
SHAREHOLDERS’ EQUITY
Common stock, no par value-authorized 100,000,000 shares; issued – 27,161,823 shares; outstanding – 25,429,642 shares at December 31, 2003 and 24,908,983 shares at December 31, 2002	113,960	111,639
Less: Shareholder loans	—	(338)
Retained earnings	113,299	89,643
Accumulated other comprehensive income	1,025	195

	228,284	201,139
Less: Treasury stock at cost – 1,732,181 shares in 2003 and 2,252,840 shares in 2002	(20,979)	(27,236)

TOTAL SHAREHOLDERS’ EQUITY	207,305	173,903

	$359,876	$282,062

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2003, 2002 and 2001

(In thousands, except per share data)

	2003	2002	2001
NET SALES
Telecommunications systems, software and related	$335,570	$351,414	$346,094
Resale of long distance	38,266	30,042	25,575
Inter-Tel.NET/Vianet	—	—	13,986

Total net sales	373,836	381,456	385,655
Cost of sales
Telecommunications systems, software and related	150,833	165,567	172,271
Resale of long distance	25,930	21,416	19,012
Inter-Tel.NET/Vianet	—	—	19,878

Total cost of sales	176,763	186,983	211,161

GROSS PROFIT	197,073	194,473	174,494
Research and development	21,978	19,340	17,556
Selling, general and administrative	128,964	128,284	128,604
Amortization of goodwill	—	—	1,876
Amortization of purchased intangible assets	1,803	1,122	677
Other charges	—	—	5,357

	152,745	148,746	154,070

OPERATING INCOME	44,328	45,727	20,424

Litigation settlement (net of costs except for taxes)	—	15,516	—
Write-down/recovery of investment in Inter-Tel.NET/Vianet	124	(1,200)	—
Interest and other income	1,683	1,936	1,081
Foreign currency transaction gains (losses)	18	330	(337)
Interest expense	(155)	(156)	(468)

INCOME BEFORE INCOME TAXES	45,998	62,153	20,700
INCOME TAXES (BENEFIT)
Current	(12,784)	18,495	(3,647)
Deferred	30,264	5,021	11,306

	17,480	23,516	7,659

NET INCOME	$28,518	$38,637	$13,041

NET INCOME PER SHARE
Basic	$1.14	$1.58	$0.53
Diluted	$1.08	$1.49	$0.52

Weighted average basic common shares	25,078	24,444	24,488
Weighted average diluted common shares	26,473	25,864	25,240

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2003, 2002 and 2001

(in thousands)

				Accumulated
		Share-		Other
	Common	holder	Retained	Comprehensive	Treasury
	Stock	Loans	Earnings	Income (loss)	Stock	Total
Balance at December 31, 2000	$109,132	$(1,018)	$44,099	$(280)	$(15,497)	$136,436
Net income			13,041			13,041
Gain on currency translation				431		431

Comprehensive income						13,472
Stock repurchase					(28,905)	(28,905)
Exercise of stock options			(509)		1,806	1,297
Tax benefit from stock options	263					263
Shareholder loan repayments		76				76
Stock issued under ESPP			(91)		1,057	966
Issuance of treasury shares in conversion of subsidiary stock	(427)		(471)		5,322	4,424
Dividends			(1,192)			(1,192)

Balance at December 31, 2001	108,968	(942)	54,877	151	(36,217)	126,837
Net income			38,637			38,637
Gain on currency translation				44		44

Comprehensive income						38,681
Stock repurchase			(16)		3	(13)
Exercise of stock options			(1,626)		8,234	6,608
Tax benefit from stock options	2,671					2,671
Shareholder loan repayments		604				604
Stock issued under ESPP			228		744	972
Dividends			(2,457)			(2,457)

Balance at December 31, 2002	111,639	(338)	89,643	195	(27,236)	173,903
Net income			28,518			28,518
Gain on currency translation				830		830

Comprehensive income						29,348
Stock repurchase			(58)		(149)	(207)
Exercise of stock options			(465)		5,701	5,236
Tax benefit from stock options	2,321					2,321
Shareholder loan repayments		338				338
Stock issued under ESPP			210		705	915
Dividends			(4,549)			(4,549)

Balance at December 31, 2003	$113,960	$—	$113,299	$1,025	$(20,979)	$207,305

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001

(In thousands)

	2003	2002	2001
OPERATING ACTIVITIES:
Net income	$28,518	$38,637	$13,041
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	7,109	7,310	8,742
Amortization of goodwill and purchased intangibles	1,803	1,122	2,553
Amortization of patents included in R&D expenses	222	222	222
Non-cash portion of other charges (recoveries)	(124)	1,200	5,357
Provision for losses on receivables	3,164	4,177	6,260
Provision for losses on leases	4,528	6,356	5,840
Provision for inventory valuation	991	1,526	1,614
Decrease in other liabilities	(3,563)	(3,937)	(1,289)
(Gain) loss on sale of property and equipment:	118	37	(39)
Deferred income tax expense	30,263	5,021	11,306
Effect of exchange rate changes	830	44	431
Changes in operating assets and liabilities	(18,969)	15,480	20,968

NET CASH PROVIDED BY OPERATING ACTIVITIES	54,890	77,195	75,006

INVESTING ACTIVITIES:
Purchases of short-term investments	(170,464)	(67,682)	(3,000)
Maturities and sales of short-term investments	152,046	29,766	—
Additions to property and equipment and equipment held under lease	(7,048)	(7,600)	(7,988)
Proceeds from sale of property and equipment and equipment held under lease	76	328	173
Proceeds from investment in Inter-Tel.NET/Vianet	1,450	—	—
Cash used in acquisitions and other investments	(3,100)	(11,377)	(6,789)

NET CASH USED IN INVESTING ACTIVITIES	(27,040)	(56,565)	(17,604)

FINANCING ACTIVITIES:
Cash dividends paid	(3,756)	(2,192)	(983)
Payments on term debt	(102)	(481)	(1,548)
Treasury stock purchases	(207)	(13)	(28,905)
Proceeds from term debt	—	—	3,387
Proceeds from stock issued under the Employee Stock Purchase Plan	915	972	966
Proceeds from exercise of stock options, including shareholder loan repayments	5,574	7,212	1,373

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	2,424	5,498	(25,710)

INCREASE IN CASH AND EQUIVALENTS	30,274	26,128	31,692
CASH AND EQUIVALENTS AT BEGINNING OF YEAR	84,923	58,795	27,103

CASH AND EQUIVALENTS AT END OF YEAR	$115,197	$84,923	$58,795

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2002 and 2001

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

     Description of Business. Inter-Tel, incorporated in 1969, is a single point of contact, full service provider of converged voice and data business communications systems, voice mail systems and networking applications. We market and sell voice processing and unified messaging software, call accounting software, Internet Protocol (IP) telephony software, computer-telephone integration (CTI) applications, local and long distance calling services, and other communications services. Our products and services include the Axxess by Inter-Tel and EncoreCX by Inter-Tel business communication systems, with integrated voice processing and unified messaging systems, IP telephony voice and data routers, and e-commerce software. We also provide maintenance, leasing and support services for our products. Our customers include business enterprises, government agencies and non-profit organizations. Our common stock is quoted on the Nasdaq National Market System under the symbol “INTL.”

     Principles of Consolidation. The consolidated financial statements include the accounts of Inter-Tel, Incorporated and all significant subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

     Cash and Equivalents and Short-Term Investments. Cash and equivalents include all highly liquid investments with a remaining maturity of three months or less at date of acquisition. Cash and equivalents are primarily invested in mutual funds comprised of foreign and domestic high quality dollar denominated money market instruments rated A-1 by Standard & Poor’s Ratings Group, or equivalent.

     The Company accounts for short-term investments in accordance with Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company’s short-term investments are classified as available for sale, and have been recorded at fair value, which approximates cost.

     Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Additional reserves or allowances for doubtful accounts are recorded for our sales-type leases, discussed below in “Sales-Leases.” We establish and maintain reserves against estimated losses based upon historical loss experience, past due accounts and specific account analysis. Management reviews the level of the allowances for doubtful accounts on a regular basis and adjusts the level of the allowances as needed. In evaluating our allowance we consider accounts in excess of 60 days old as well as other risks in the more current portions of the accounts included. At December 31, 2003, our allowance for doubtful accounts for accounts receivable was $11.0 million of our $54.4 million in gross accounts receivable. If the financial condition of our customers or channel partners were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

     Inventories. We value our inventories at the lower of cost (principally on a standard cost basis, which approximates the first-in, first-out (FIFO) method) or market. Significant management judgment is required to determine the reserve for obsolete or excess inventory and we make our assessment primarily on a significant product by product basis for the immediately preceding twelve-month period, adjusted for expected changes in projected sales or marketing demand. Inventory on hand may exceed future demand either because the product is outdated or obsolete, or because the amount on hand is more than can be used to meet estimated future needs. We consider criteria such as customer demand, product life-cycles, changing technologies, slow moving inventory and market conditions. We write down our excess and obsolete inventory equal to the difference between the cost of inventory and the estimated market value. At December 31, 2003, our inventory reserves were $7.0 million of our $21.6 million gross inventories. If actual customer demand, product life cycles, changing technologies and market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

     Property, Plant and Equipment. Property, plant and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related real and personal property, which range from 3 years to 30 years. Leasehold improvements are depreciated over the shorter of the related lease terms or the estimated useful lives of the improvements. Within the category “computer systems and equipment,” including database and enterprise software, WAN and LAN equipment and software, personal computers, servers and related software, the range for estimated useful lives is 3 years to 7 years.

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

     Prior to January 1, 2002, Inter-Tel amortized goodwill over the useful life of the underlying asset, not to exceed 40 years. On January 1, 2002, Inter-Tel began accounting for goodwill under the provisions of SFAS Nos. 141 and 142 and discontinued the amortization of goodwill. As at December 31, 2003, Inter-Tel had gross goodwill of $23.0 million and accumulated amortization of $5.0 million. For the year ended December 31, 2003, Inter-Tel did not recognize amortization expense related to goodwill. Inter-Tel completed two acquisitions in 2002 and one in 2003 and has not recorded any amortization for these acquisitions on amounts allocated to goodwill in accordance with SFAS No. 141.

     In assessing the recoverability of Inter-Tel’s goodwill and other intangibles, Inter-Tel must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, Inter-Tel may be required to record impairment charges for these assets not previously recorded. Some factors considered important which could trigger an impairment review include significant underperformance relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, Inter-Tel’s market capitalization relative to net book value, and significant negative industry or economic trends.

     The Company has tested goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. Inter-Tel performed the first of the required impairment tests for goodwill as of December 31, 2003 and determined that goodwill is not impaired and it is not necessary to record any impairment losses related to goodwill and other intangible assets.

     Net income, basic earnings per share and diluted earnings per share for the years ended December 31, 2003, 2002 and 2001, respectively, adjusted to exclude amortization expense for goodwill, are as follows (net of tax, in thousands, except per share data):

	Years Ended December 31,
	2003	2002	2001
Reported net income	$28,518	$38,637	$13,041
Add back: goodwill amortization	—	—	694

Adjusted net income	$28,518	$38,637	$13,735

Reported earnings per share – basic	$1.14	$1.58	$0.53
Add back: goodwill amortization	—	—	0.03

Adjusted earnings per share – basic	$1.14	$1.58	$0.56

Reported earnings per share – diluted	$1.08	$1.49	$0.52
Add back: goodwill amortization	—	—	0.03

Adjusted earnings per share – diluted	$1.08	$1.49	$0.54

     At December 31, 2003, goodwill, net of accumulated amortization, totaled $18.0 million. Other acquisition-related intangibles, net of accumulated amortization, totaled $8.2 million at December 31, 2003. Accumulated amortization through December 31, 2003 was $11.0 million. This amount includes $5.0 million of amortization of goodwill and $6.0 million of amortization of other acquisition-related intangibles. Other acquisition-related intangibles, comprised primarily of developed technology, customer lists and non-competition agreements, are amortized on a straight-line basis over periods ranging from 5-17 years. See Note F to Consolidated Financial Statements for additional information.

     Sales-Leases. For our sales-type lease accounting, we follow the guidance provided by FASB Statement No. 13, Accounting for Leases and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – A Replacement of FASB Statement No. 125. We record the discounted present values of minimum rental payments under sales-type leases as sales, net of provisions for continuing administration and other expenses over the lease period. We record the lease sales at the time of system sale and installation pursuant to Staff Accounting Bulletin No. 104, as discussed above for sales to end user customers, and upon receipt of the executed lease documents. The costs of systems installed under these sales-leases are recorded as costs of sales. The net rental streams are sold to funding sources on a regular basis with the income streams discounted by prevailing like-term rates at the time of sale. Gains or losses resulting from the sale of net rental payments from such leases are recorded as net sales. We establish and maintain reserves against potential recourse following the resales based upon historical loss experience, past due accounts and specific account analysis. The allowance for uncollectible minimum lease payments and recourse liability at the end of the year represents reserves against the entire lease portfolio. Management reviews the adequacy of the allowance on a regular basis and adjusts the allowance as required. These reserves are either netted in the accounts receivable, current and long-term components of “Net investments in Sales-Leases” on the balance sheet, or included in long-term liabilities on our balance sheet for off-balance sheet leases.

     Income Taxes. Deferred income taxes result from temporary differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

     Advertising. The cost of advertising is expensed as incurred. We incurred $331,000; $443,000; and $596,000 in advertising costs during 2003, 2002, and 2001, respectively.

     Revenue Recognition. In December 2003, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 104 (SAB 104), “Revenue Recognition.” The Company applies the provisions of SAB 104 to all revenue transactions. SAB 104 supercedes SAB 101, “Revenue Recognition in Financial Statements.” The primary purpose of SAB 104 is to rescind accounting guidance contained in SAB 101 related to multiple element revenue arrangements, superceded as a result of the issuance of EITF 00-21. Additionally, SAB 104 rescinds the SEC’s Revenue Recognition in Financial Statements Frequently Asked Questions and Answers (“the FAQ”) issued with SAB 101 that had been codified in SEC Topic 13, Revenue Recognition. Selected portions of the FAQ have been incorporated into SAB 104. While the wording of SAB 104 has changed to reflect the issuance of EITF 00-21, the revenue recognition principles of SAB 101 remain largely unchanged by the issuance of SAB 104. The issuance of SAB 104 did not have a material impact on the Company’s financial position, results of operations or cash flows.

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

     Shipping and Handling Costs. EITF 00-10 “Accounting for Shipping and Handling Fees and Costs,” addresses the accounting for shipping and handling fees and costs. Our policy is primarily not to bill customers for shipping costs, unless the customer requests priority shipping. Any amounts billed are recorded net in cost of goods sold. Billed shipping and handling costs in 2003, 2002 and 2001 were approximately $1.3 million, $1.1 million, and $1.2 million, respectively, and are not a significant component of our operations.

     Stock Based Compensation. We grant stock options for a fixed number of shares to employees and directors with an exercise price equal to the fair market value of the shares at the date of grant. We account for such stock option grants using the intrinsic-value method of accounting in accordance with Accounting

Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (“APB 25”) and related Interpretations. Under APB 25, we generally recognize no compensation expense with respect to such awards. Also, we do not record any compensation expense in connection with our Employee Stock Purchase Plan as long as the purchase price is not less than 85% of the fair market value at the beginning or end of each offering period, whichever is lower.

     The pro forma impact on net income and net income per share as if the fair value of stock-based compensation plans had been recorded as a component of compensation expense in the consolidated financial statements as of the date of grant of awards related to such plans, pursuant to the provisions of the Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” and Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123,” is disclosed as follows and in Note L.

	Years Ended December 31,
(in thousands, except per share data)	2003	2002	2001
Net income, as reported	$28,518	$38,637	$13,041
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,007)	(3,062)	(2,446)

Pro forma net income	$25,511	$35,575	$10,595

Earnings per share:
Basic – as reported	$1.14	$1.58	$0.53
Basic – pro forma	$1.02	$1.46	$0.43
Diluted – as reported	$1.08	$1.49	$0.52
Diluted – pro forma	$0.96	$1.38	$0.42

     Pro forma results disclosed are based on the provisions of SFAS 123 using the Black-Scholes option valuation model and are not likely to be representative of the effects on pro forma net income for future years. In addition, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the estimating models do not necessarily provide a reliable single measure of the fair value of our stock options. See Note L for further discussion of the Company’s stock-based employee compensation.

     Foreign Currency Translation and Transactions. For our foreign operations, the local currency is the functional currency. All assets and liabilities are translated at period-end exchange rates and all income statement amounts are translated at an average of month-end rates. Adjustments resulting from this translation are recorded in accumulated other comprehensive income. Foreign currency transaction gains and losses also result from transactions denominated in a currency other than U.S. dollars; gains and losses resulting from remeasuring monetary assets and liability accounts that are denominated in currencies other than a subsidiary’s functional currency are included in other income under the caption “Foreign currency transaction gains (losses).”

     Contingencies. We are a party to various claims and litigation in the normal course of business. Management’s current estimated range of liability related to various claims and pending litigation is based on claims for which our management can estimate the amount and range of loss, or can estimate a minimum amount of a loss. Because of the uncertainties related to both the amount and range of loss on the remaining pending claims and litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to our claims and pending litigation, revise our estimates and accrue for any losses to the extent that they are probable and the amount is estimable. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position. However, at December 31, 2003, management did not believe that the ultimate impact of various claims and pending litigation would have a materially adverse impact on the Company.

      Divisions of the United States Department of Justice are investigating other companies’ and Inter-Tel’s participation in a federally funded “E-Rate program” to connect schools and libraries to the Internet. The Justice Department has provided Inter-Tel with only a limited description of the evidence on which the investigations are based. Inter-Tel is presently unable to predict or determine the final outcome of, or to estimate the potential range of loss with respect to, the investigations. Based upon the information known at this time, we do not know what, if any, impact the investigations may have on the Company’s business or financial condition. If Inter-Tel is convicted of any crime or subjected to sanctions, or debarred from certain government contracts or if penalties, damages or other monetary remedies are assessed against Inter-Tel in connection with or related to these and other investigations, our business and operating results could be materially and adversely affected. The existence and disclosure of the investigations may have already caused competitive harm to Inter-Tel, and any unfavorable resolution to these matters may further harm Inter-Tel’s business.

     Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications. Certain reclassifications have been made to the 2002 and 2001 financial statements to conform to the 2003 presentation.

Recent Accounting Pronouncements

     In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 supersedes Emerging Issues Task Force (“EITF”) No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” SFAS No. 146 eliminates the provisions of EITF No. 94-3 that required a liability to be recognized for certain exit or disposal activities at the date an entity committed to an exit plan. SFAS No. 146 requires a liability for costs associated with an exit or disposal activity to be recognized when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a material impact on the Company’s results of operations or financial position.

     In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure.” SFAS No. 148 amends FASB Statement No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. Statement 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. While SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method, the disclosure provisions of SFAS No. 148 are applicable to all companies with stock-based employee compensation, regardless of whether they account for that compensation using the fair value method of SFAS No. 123 or the intrinsic value method of APB Opinion No. 25. As allowed by SFAS No. 123, the Company has elected to continue to utilize the accounting method prescribed by APB Opinion No. 25 and has adopted the disclosure requirements of SFAS No. 123 as of December 31, 2002. The adoption of this statement did not have a material impact on the Company’s results of operations or financial position.

     In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). This statement requires that a liability be recorded in the guarantor’s balance sheet upon issuance of a guarantee. In addition, FIN 45 requires disclosures about the guarantees that an entity has issued, including a rollforward of the entity’s product warranty liabilities. We will apply the recognition provisions of FIN 45 prospectively to guarantees issued after December 31, 2002. The disclosure provisions of FIN 45 were effective for financial statements of interim and annual periods ending December 15, 2002. The adoption of this statement did not have a material impact on the Company’s results of operations or financial position.

     In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). This statement requires specified variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003 and beginning July 1, 2003 for variable interest entities created or acquired prior to February 1, 2003. Our exposure to variable interest entities is limited and the adoption of FIN 46 did not have a material impact on the Company’s financial position or results of operations.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS 150 did not have a material effect on the Company’s financial position, results of operations, or cash flows.

NOTE B – ACQUISITIONS, TECHNOLOGY INVESTMENTS, DISPOSITIONS AND RESTRUCTURING CHARGES

     New Sales Office in Philadelphia. In connection with opening a new sales office in Pennsylvania during December 2003, we acquired certain assets and assumed certain liabilities relating to a customer base of a former dealer. The total assets acquired and liabilities assumed were approximately $0.5 million and $0.9 million, respectively. Total goodwill and purchased intangibles recorded as a result of the transaction were $0.3 million and $0.1 million, respectively. The goodwill balance will be accounted for in accordance with SFAS 141 and 142. The balance included in the $0.1 million in other purchased intangible assets will be amortized over a period of five years.

     Technology Investment. In connection with the acquisition of the rights to certain developed technology for a capitalized purchase price of $2.25 million (included in purchased intangible assets) during the year ended December 31, 2003, the Company entered into an arrangement with the selling entity under which the selling entity will perform additional development activities on a cost reimbursement basis through August 15, 2004. Under the terms of the arrangement, the selling entity can also earn bonus payments totaling up to $1.0 million during 2004 for meeting certain development milestones. As of December 31, 2003, we did not consider the milestone bonuses to be probable or reasonably estimable, nor had technological feasibility of the underlying technology been achieved to provide for viable product sales; therefore, no bonus payments have been accrued, and the monthly cost of services performed totaling approximately $0.5 million has been expensed in research and development costs for the year ended December 31, 2003.

     McLeod. On January 24, 2002, we acquired certain assets of McLeodUSA Integrated Business Systems, Inc. (“McLeod”) for cash plus the assumption of various specific liabilities and related acquisition costs. Inter-Tel acquired McLeod’s voice customer base in Minnesota, Iowa and Colorado and DataNet operations in South Dakota, which also included the related accounts receivable, inventory and fixed assets along with assumption of scheduled specific liabilities for warranty and maintenance obligations. The aggregate purchase price of $7.9 million was allocated to the fair value of the assets and liabilities acquired.

     We recorded goodwill of approximately $4.0 million and other purchased intangible assets of $0.5 million, for a total of $4.5 million, in connection with the McLeod acquisition. The goodwill balance will be accounted for in accordance with SFAS 141 and 142. The balances included in the $0.5 million in other purchased intangible assets will be amortized over periods ranging from two to five years from the date of the acquisition. During each of the years ended December 31, 2003 and 2002, the amortization of purchased intangible assets from McLeod was approximately $138,000.

     Swan. On December 3, 2002, Inter-Tel Integrated Systems, Inc., our wholly-owned subsidiary, acquired 100% of the capital stock of Swan Solutions Limited (Swan) in England and Wales, for $4.0 million in cash. $3.0 million was paid at closing, $250,000 is payable in six months and $250,000 is payable one year from closing date. The remaining $500,000 is subject to the achievement of five performance milestones at $100,000 each. As of March 5, 2004, portions of four of the five $100,000 milestones were achieved for which $350,436 was paid to the Swan shareholders. The final milestone is due on June 3, 2004. Payments relating to the achievement of performance milestones were capitalized and are being amortized as purchased intangible assets over five years. In total, the Company recorded amortizable intangible technology assets totaling $3.9 million in connection with this acquisition. These technology assets are being amortized over five years. During the years ended December 31, 2003 and 2002, the amortization of purchased intangible assets from Swan was approximately $796,000 and $57,000 respectively.

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

     Inter-Tel’s management has not participated in the management of Inter-Tel.NET since the sale in July 2001. As a result, since July 24, 2001, we have accounted for the remaining Inter-Tel.NET/Comm-Services investment using the cost method of accounting. On December 30, 2001, Comm-Services entered into a merger agreement with Vianet. Inter-Tel’s 17% investment in Comm-Services was converted to approximately 10% of Vianet stock and as a result, the loan for the purchase was assumed by Vianet and Inter-Tel continued to hold collateral from the former shareholders of Comm-Services until March 2003. During 2002, the net investment in the notes receivable and 10% interest in Vianet (formerly Comm-Services) was written down by $1.2 million and was recorded in other assets at a carrying value of approximately $2.5 million as of December 31, 2002, which approximated management’s estimate of the related collateral value at that time.

     During 1999, 2000 and 2001, Inter-Tel.NET entered into operating lease agreements totaling approximately $6.5 million from an equipment vendor for network equipment and software. The lease agreements required Inter-Tel.NET to purchase vendor maintenance on their products. Inter-Tel originally guaranteed the indebtedness. In February 2003, we executed an agreement with Vianet and this vendor releasing Inter-Tel from its guarantee of any and all of these obligations, and Inter-Tel and Vianet released the vendor from claims arising from the failure of the network equipment and software previously leased. As part of this agreement, Inter-Tel also received payment from the Vianet shareholders of $1.45 million, in exchange for the release of the remaining collateral and as payment of the loan. Inter-Tel had also retained a collateral interest in a Vianet shareholder’s variable forward option contract that matured in April and May of 2003, and for which we received no value for the collateral interest. After an adjustment of $124,000 in 2003 related to a recovery of our investment and adjustment of projected costs to actual costs associated with the 2002 write-down in the Vianet investment, the estimated value received in this transaction was equivalent to our remaining investment value, less accruals for potential obligations to the vendor discussed above.

     Inter-Tel retains its ownership interest in Vianet and will account for the remaining investment interest of approximately 10% in Vianet using the cost method of accounting. At December 31, 2003, our net investment in Vianet was recorded at no value.

     Executone. On January 1, 2000 Inter-Tel purchased certain computer telephony assets and assumed certain liabilities of Executone Information Systems, Inc. (Executone). The Executone transaction was accounted for using the purchase method of accounting. The aggregate purchase price was allocated to the fair value of the assets and liabilities acquired, of which $5.4 million ($3.4 million after taxes) was written-off as purchased in-process research and development. In connection with the Executone acquisition, we sold Executone’s manufacturing assets and liabilities to Varian of Tempe, Arizona at a net book value of $6.6 million.

     During the second quarter of 2000, we decided to close the primary Executone facility in Milford, Connecticut and to recognize a restructuring charge related to our exit plan and closure of the Executone operations. We have accounted for the restructuring of the Executone operations, including severance and related costs, the shut down and consolidation of the Milford facility and the impairment of assets associated with the restructuring. We finalized our plan for the exiting of activities and the involuntary termination or relocation of the employees. Accrued costs associated with this plan were estimates, although the original estimates made for the second quarter of 2000 for reserve balances have not changed significantly as of December 31, 2003.

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

     The total restructuring charge from this event totaled $50.9 million. The following tables summarize details of the restructuring charge in connection with the Executone acquisition, including the description of the type and amount of liabilities assumed, and activity in the reserve balances from the date of the charge through December 31, 2003. Activity represents payments made or amounts written off.

			(In thousands)
	Cash/						Reserve
	Non-	Restructuring	2000	2001	2002	2003	Balance
Description	Cash	Charge	Activity	Activity	Activity	Activity	At 12/31/03

Personnel Costs:
Severance and termination costs	Cash	$(1,583)	$1,558	$2	$20	$3	$—
Other Plant closure costs	Cash	(230)	30	200	—	—	—
Lease termination and other contractual obligations (net of anticipated recovery):
Building and equipment leases	Cash	(7,444)	1,348	1,489	2,594	767	(1,246)
Other contractual obligations	Cash	(1,700)	—	1,700	—	—	—
Impairment of Assets:
Inventories	Non-Cash	(3,454)	1,376	209	1,869	—	—
Prepaid inventory and other expenses	Non-Cash	(2,485)	2,485	—	—	—	—
Accounts receivable	Non-Cash	(1,685)	521	245	88	831	—
Fixed assets	Non-Cash	(3,151)	2,942	—	53	14	(142)
Net intangible assets	Non-Cash	(29,184)	29,184	—	—

Total		$(50,916)	$39,444	$3,845	$4,624	$1,615	$(1,388)

Included in the total Executone restructuring costs of $50.9 million is a $43.3 million restructuring charge for exit costs and asset impairment, and $7.6 million associated with the impairment of inventories, which has accordingly been recorded as additional costs of sales.

NOTE C — SHORT-TERM INVESTMENTS

     The Company accounts for short-term investments in accordance with Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company’s short-term investments are all classified as available for sale, and have been recorded at fair value, which approximates cost. At December 31, 2003 and December 31, 2002, $59.3 million and $40.9 million, respectively, were recorded as short-term investments. Short-term investments include certificates of deposit, auction rate certificates, auction rate preferred securities, municipal preferred securities and mutual funds. The auction rate securities are adjustable-rate securities with dividend rates that are reset periodically by bidders through periodic “Dutch auctions” generally conducted every 7 to 49 days by a trust company or broker/dealer on behalf of the issuer. The Company believes these securities are highly liquid investments through the related auctions; however, the collateralizing securities have stated terms of up to thirty (30) years. These instruments are rated A or higher by Standard & Poor’s Ratings Group, or equivalent.

     The Company’s short-term investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations and delivers an appropriate yield in relationship to the Company’s investment guidelines and market conditions.

     The following is a summary of available-for-sale securities:

December 31, 2003		Gross Unrealized	Gross Unrealized
(in thousands)	Cost	Gains	Losses	Gross Fair Value

Equity securities	$57,855	$—	$—	$57,855
Mutual funds	1,479	—	—	1,479

December 31, 2003	$59,334	$—	$—	$59,334

NOTE D — NET INVESTMENT IN SALES-LEASES

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

	December 31

	2003	2002	2001

Lease balances included in consolidated accounts	$7,240	$6,470	$7,924
receivable, net of allowances of $1,774 in 2003; $2,562 in 2002; and $3,112 in 2001
Net investment in Sales-Leases:
Current portion, net of allowances of $749 in 2003; $516 in 2002; and $640 in 2001	15,502	13,344	13,799
Long-term portion, includes residual amounts of $652 in 2003; $518 in 2002; and $907 in 2001, net of allowances of $1,985 in 2003; $1,411 in 2002; and $1,206 in 2001	32,529	24,692	21,735

Total investment in Sales-Leases, net of allowances of $4,508 in 2003; $4,489 in 2002; and $4,958 in 2001	55,271	44,506	43,458
Sold rental payments remaining unbilled (subject to limited recourse provisions), net of allowances of $12,020 in 2003; $11,125 in 2002; and $8,890 in 2001	198,091	194,684	193,825

Total balance of sales-leases and sold rental payments remaining unbilled, net of allowances	$253,362	$239,190	$237,283

Total allowances for entire lease portfolio (including limited recourse liabilities)	$16,528	$15,614	$13,848

     Reserve levels are established based on portfolio size, loss experience, levels of past due accounts and periodic, detailed reviews of the portfolio. Recourse on the sold rental payments is contractually limited to a percentage of the net credit losses in a given annual period as compared to the beginning portfolio balance for a specific portfolio of sold leases. While our recourse is limited, we maintain reserves at a level sufficient to cover all anticipated credit losses. The aggregate reserve for uncollectible lease payments and recourse liability represents the reserve for the entire lease portfolio. These reserves are either netted from consolidated accounts receivable, netted against current or long-term “investment in sales-leases” or included in long-term liabilities for sold rental payments remaining unbilled. Sales of rental payments per period:

	Years Ended December 31

(In thousands)	2003	2002	2001

Sales of rental payments	$88,352	$83,141	$86,788
Sold payments remaining unbilled at end of year	$210,111	$205,809	$202,715

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

     At December 31, 2003, future minimum lease payments related to the sold rental streams remaining unbilled are: 2004 — $67.5 million, 2005 — $57.6 million, 2006 — $44.2 million, 2007 — $27.8, 2008 — $12.9 million, thereafter — $177,000.

     At December 31, 2003, future minimum lease receipts due from customers related to the lease portfolio included in our December 31, 2003 balance sheet are: 2004 — $16.9 million, 2005 — $19.9 million, 2006 — $5.9 million, 2007 — $3.9 million, 2008 — $2.8, thereafter — $2.2 million.

NOTE E — PROPERTY, PLANT & EQUIPMENT

	December 31

(In thousands)	2003	2002

Computer systems, data processing and other office equipment	$38,906	$40,089
Transportation equipment	3,761	2,328
Furniture and fixtures	3,899	4,942
Leasehold improvements	4,501	4,215
Building	7,297	7,297
Land	2,499	2,499

	60,863	61,370
Less: Accumulated depreciation and amortization	36,206	36,575

Net property, plant & equipment	$24,657	$24,795

NOTE F — GOODWILL AND PURCHASED INTANGIBLE ASSETS

	December 31

(In thousands)	2003	2002

Goodwill	$22,992	$22,671
Less: Accumulated amortization	5,025	5,025

Net Goodwill	17,967	17,646
Purchased intangible assets:
Acquired developed technology	11,765	9,065
Customer lists and non-competition agreements	2,418	2,319

	14,183	11,384
Less: Accumulated amortization	5,992	3,968

Net purchased intangible assets	8,191	7,416

Net goodwill and purchased intangible assets	$26,158	$25,062

NOTE G — OTHER ASSETS

	December 31

(In thousands)	2003	2002

Note receivable and investment in Vianet (formerly Inter-Tel.Net)	$—	$2,500
Other assets	—	249

	$—	$2,749

     Refer to Note B to Consolidated Financial Statements for additional information regarding our investment in Vianet.

NOTE H — OTHER CURRENT LIABILITIES

	December 31

(In thousands)	2003	2002

Compensation and employee benefits	$18,118	$18,325
Customer deposits	4,451	5,331
Restructuring charge	1,194	955
Deferred revenues	7,641	7,324
Miscellaneous taxes payable	3,331	2,569
Other accrued expenses	12,850	15,547

	$47,585	$50,051

NOTE I — CREDIT LINE

     We maintain a $10 million unsecured bank credit line at prime rate to cover international letters of credit and for other purposes. The credit agreement matures June 1, 2004 and contains certain restrictions and financial covenants. At December 31, 2003, none of the credit line was committed under letter of credit arrangements.

NOTE J — LEASES

     Rental expense amounted to $9,591,000; $9,800,000; and $9,679,000 in 2003, 2002, and 2001, respectively. Noncancellable operating leases are primarily for buildings. Including in the preceding rental expense totals are payments on our building lease in Milford, Connecticut associated with the Executone acquisition in 2000. In connection with the Executone charge taken in 2000, we included in the charge anticipated lease costs through the lease termination date, offset by expected sublease receipts. The total costs included in gross rental expense above associated with the Milford lease totaled $2.8 million in each of the years ended 2003, 2002, and 2001. The Milford lease expires on January 14, 2005 and we will not renew that lease. Certain of the leases contain provisions for renewal options and scheduled rent increases. At December 31, 2003, future minimum commitments under noncancellable leases are as follows: 2004 — $9,896,000; 2005 — $5,646,000; 2006 — $3,963,000; 2007 — $2,502,000; 2008 — $733,000.

NOTE K — INCOME TAXES

     We account for income taxes under Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). Under SFAS 109, the liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined (and classified as current or long-term) based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Significant components of our deferred tax liabilities and assets as of December 31 are as follows:

	December 31

(in thousands)	2003	2002

Deferred tax liabilities:
Lease — sales and capitalized costs	$73,823	$36,739
Other	5,841	4,929

Total deferred tax liabilities	79,664	41,668

Deferred tax assets:
Net operating loss carryforward	7916	—
Tax credit carryforward	3,421	—
Inventory basis differences	—	1,224
Accounts receivable reserves	3,758	4,244
Accrued vacation pay	1,652	1,524
Book over tax depreciation	—	277
Foreign loss carryforwards	880	537
In-process R&D write-off	5,428	5,949
Restructuring reserves	1,968	2,227
Lease receivable reserves	5,169	4,766
Other — net	6,145	7,514

Deferred tax assets	36,337	28,262
Less valuation reserve	880	537

Net deferred tax assets	35,457	27,725

Net deferred tax liabilities	$44,207	$13,943

     The net deferred tax liabilities increased significantly in 2003 due primarily to accelerated depreciation of fixed assets, and temporary differences relating to leases in our Total Solution program. Most of the increase arose from deductions taken in the company’s 2002 federal income tax return wherein the company decided in 2003 to elect to take bonus depreciation and accelerated depreciation of fixed assets and certain leases when filing its 2002 return in 2003. The company filed a change in accounting method with the Internal Revenue Service to utilize accelerated depreciation for the 2002 tax year. Effective May 6, 2003, the bonus depreciation increased from a 30% to 50% depreciation deduction, which favorably impacted the 2003 tax deduction and increased the deferred liabilities for 2003.

     The depreciation deductions identified above generated a net operating loss that was not fully utilized in a carryback claim to 2001; accordingly, the loss was carried forward. This net operating loss created deferred assets for net operating loss carryforwards and certain tax credit carryforwards, each of which is separately identified in the components of deferred tax assets and liabilities schedule above. We expect these carryforwards to be fully utilized by 2004. Our effective income tax rate for 2003 was not impacted by these carryforwards.

     During 2003, 2002 and 2001, we recorded income of $1,037,000, $295,000, and a loss of $437,000, respectively, from foreign operations. At December 31, 2003, we had foreign loss carryforwards of approximately $2,200,000, a portion of which began to expire in 2002. The valuation allowance in 2003 increased by $343,000 and decreased by $277,000 in 2002 due to expiration of foreign loss carryforwards and greater losses in the most current year.

     Federal and state income taxes consisted of the following:

(In thousands)	2003	2002	2001

Federal	$15,126	$20,206	$5,076
State	1,620	2,584	2,583
Foreign	734	726	—

	$17,480	$23,516	$7,659

     The principal reasons for the difference between total income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

	2003	2002	2001

Federal tax at statutory rates Applied to pre-tax income	35%	35%	35%
State tax net of federal benefit	2	2	5
Credit for research activities	(1)	(1)	(5)
Other — net	2	2	2

	38%	38%	37%

NOTE L — EQUITY TRANSACTIONS

     Treasury Stock. During the first quarter of 2001, we initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 4,000,000 shares of Inter-Tel Common Stock. Under this and prior authorizations, we repurchased 8,271 and 662 shares during 2003 and 2002, respectively, expending $207,000 and $13,000 to repurchase shares for cash pay-outs to former employees in place of ESOP share distributions during 2003 and 2002, respectively. During 2001, we expended approximately $28.9 million for stock repurchases, which was funded primarily through existing cash balances. We reissued approximately 529,000, 743,000 and 740,000 shares in 2003, 2002 and 2001, respectively, through stock option and employee stock purchase plan exercises and issuances, and stock issued in conversion of subsidiary stock through an acquisition. The proceeds received for the stock reissued were less than our total cost basis. Accordingly, the difference was recorded as a reduction to retained earnings. Attached below is a summary of treasury share activity for the past three years.

Treasury shares	2003	2002	2001

Balance on January 1	2,252,840	2,995,393	1,210,854
Stock repurchases, including ESOP	8,271	662	2,524,582
Shares reissued	528,930	743,215	740,043
Balance on December 31	1,732,181	2,252,840	2,995,393

     Dividend Policy. From December 31, 1997 through the third quarter of 2001, we paid quarterly cash dividends (the “cash dividend”) of $0.01 for every share of Common Stock, to shareholders of record. On October 23, 2001, our Board of Directors increased the cash dividend from $0.01 to $0.02 for every share of Common Stock, payable quarterly to shareholders of record beginning December 31, 2001. On July 16, 2002, our Board of Directors increased the cash dividend from $0.02 to $0.03 for every share of Common Stock, payable quarterly to shareholders of record beginning September 30, 2002. On July 21, 2003, our Board of Directors increased the cash dividend from $0.03 to $0.06 for every share of Common Stock, payable quarterly to shareholders of record beginning September 30, 2003. Dividend payments commence on or about 15 days after the end of each fiscal quarter. Attached below is a summary of our dividends accrued and paid since December 31, 1997, the date we first declared cash dividends on our Common Stock.

Period	Q1	Q2	Q3	Q4	Totals
1997	—	—	—	$0.01	$0.01
1998	$0.01	$0.01	$0.01	$0.01	$0.04
1999	$0.01	$0.01	$0.01	$0.01	$0.04
2000	$0.01	$0.01	$0.01	$0.01	$0.04
2001	$0.01	$0.01	$0.01	$0.02	$0.05
2002	$0.02	$0.02	$0.03	$0.03	$0.10
2003	$0.03	$0.03	$0.06	$0.06	$0.18

     Stock Option Plans. In July 1990, we adopted the Director Stock Option Plan (“the Director Plan”) and reserved a total of 500,000 shares of Common Stock for issuance thereunder. Commencing with the adoption of the Plan through 2001, each Eligible Director received a one-time automatic grant of an option to purchase 5,000 shares of our Common Stock. In addition, through 2001 each Eligible Director was granted an option to purchase 5,000 shares upon the date five (5) days after such person became Director, and an additional option to purchase 5,000 shares five (5) days after the date of the regularly scheduled board meeting following the close of our third quarter. All options granted through 2001 had a five-year term and fully vested at the end of six months from the grant date.

     In July 2001, as approved by shareholders at the annual shareholders’ meeting in April 2002, the board of directors extended the term of the Director Plan to 2010. Our shareholders also approved amendments to change the date of the annual grant to directors under the Director Plan to five (5) business days after the re-election of directors at the annual meeting of shareholders, increased the initial automatic option grant and each annual option grant from 5,000 to 7,500 shares. The term of options granted under the Director Plan was also increased from five (5) years to ten (10) years. These amendments did not increase the number of shares authorized for the Director Plan. In each instance, Director Plan options must be granted at not less than 100% of the fair market value of our stock at the dates of grant.

     In November 1993, the Board of Directors authorized the Inter-Tel, Incorporated Long-Term Incentive Plan (“the 1994 Long Term Plan”). 2,000,000 shares of Common Stock have been reserved for issuance under the 1994 Long Term Plan to selected officers and key employees. Options must be granted at not less than 100% of the fair market value of our stock at the dates of grant. Options generally vest over four or five years and expire five to ten years from the date of grant. The 1994 Long Term Plan does not allow incentive stock options to be granted after November 19, 2003, but other forms of awards, as defined in the plan, may be continue to be granted to participants.

     In February 1997, the Board of Directors authorized the Inter-Tel, Incorporated 1997 Long-Term Incentive Plan (“the 1997 Long Term Plan”). Option must be granted at not less than 100% of the fair market value of our stock at the dates of grant. Options generally vest over four or five years and expire ten years from the date of grant. In March 2000, the Board of Directors authorized an amendment to the 1997 Long Term Plan to limit our ability to reprice options under the 1997 Long Term Plan. Prior to January 1, 2002, a total of 3,650,000 shares of Common Stock had been reserved for issuance under the 1997 Long Term Plan to selected officers and key employees.

     On February 27, 2001 our Board of Directors authorized an amendment to the 1997 Long Term Plan, approved by the stockholders, that provides for an automatic increase in the number of shares of Common Stock reserved thereunder on the first day of each fiscal year equal to the lesser of (a) 2.5% of the outstanding shares on that date, (b) 750,000 shares (subject to appropriate adjustment for all stock splits, dividends, subdivisions, combinations, recapitalizations and like transactions) or (c) a lesser amount as determined by the Board of Directors (the “Renewal Feature”). For 2002, based on shares outstanding at January 1, 2002 and as approved by the Board of Directors in February 2002, this renewal feature provided for an increase of 604,161 shares for issuance under the 1997 Long Term Plan. For 2003, based on shares outstanding at January 1, 2003 and as approved by the Board of Directors in February 2003, this renewal feature provided for an increase of 622,725 shares for issuance under the 1997 Long Term Plan. For 2004, based on shares outstanding at January 1, 2004 and as approved by the Board of Directors in February 2004, this renewal feature provided for an increase of 635,741 shares for issuance under the 1997 Long Term Plan.

     Under the 1994 and 1997 Long Term Plans, in some instances, predetermined share market value increases must be met to allow acceleration of option vesting provisions before the end of the option term.

     In April 1998, the Board of Directors authorized the Inter-Tel, Incorporated Acquisition Stock Option Plan (the Acquisition Plan). A total of 82,428 shares of Common Stock was reserved for issuance under the Acquisition Plan to selected key employees hired as a result of the acquisition of TMSI. New options must be granted at not less than 100% of the fair market value of our stock at the dates of grant. Options generally vest over four or five years and expire ten years from the date of grant. A portion of the options granted were replacements for options held to purchase shares of stock of the selling company; such replacement grants retained the original terms, including grant dates for vesting purposes and the original grant prices, adjusted using the applicable conversion ratio of the fair value of Inter-Tel’s stock compared to that of the selling company.

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

     Option activity for the past three years under all plans is as follows:

	Years Ended December 31,

(Number of shares)	2003	2002	2001

Outstanding at beginning of year	4,188,641	4,567,945	3,143,292
Granted	879,950	608,000	2,007,500
Exercised	(476,410)	(710,304)	(210,633)
Expired or canceled	(176,050)	(277,000)	(372,214)

Outstanding at end of year	4,416,131	4,188,641	4,567,945

Exercisable at end of year	1,877,151	1,628,533	1,458,388

Weighted-average grant price of options granted	$13.66	$13.40	$12.26
Weighted-average fair value (FAS 123) of options granted during the year	$7.04	$9.32	$6.42

     At December 31, 2003, we have reserved 4,961,607 shares of Common Stock for issuance in connection with the stock option plans.

     As permitted under Statement of Financial Accounting Standards No. 123 (FAS 123) “Accounting for Stock-Based Compensation,” we have elected to follow Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations, in accounting for stock based awards to employees. Under APB 25, we generally recognize no compensation expense with respect to such awards.

     The following table summarizes information about stock options outstanding at December 31, 2003:

	Number	Weighted-Average	Weighted
Range of	Outstanding	Remaining	Average
Exercise Price	at 12-31-03	Contractual Life	Exercise Price

$2.24 - $5.24	81,979	1 years	$3.00
$5.25 - $7.68	92,900	3 years	$6.07
$7.69 - $15.12	2,908,230	7 years	$11.09
$15.13 - $43.44	1,333,022	7 years	$20.45

The following table summarizes information about stock options exercisable at December 31, 2003:

	Number	Weighted-Average	Weighted
Range of	Exercisable	Remaining	Average
Exercise Price	at 12-31-03	Contractual Life	Exercise Price

$2.24 - $5.24	81,979	1 years	$3.00
$5.25 - $7.68	92,900	3 years	$6.07
$7.69 - $15.12	1,009,570	7 years	$10.04
$15.13 - $43.44	692,702	7 years	$21.14

     During 2003, the weighted average exercise price of options granted, exercised, and expired or canceled was $14.50, $11.30 and $17.99, respectively.

     Pro forma information regarding net income and net income per share, as disclosed in Note A, has been determined as if the Company had accounted for its employee stock-based compensation plans under the fair value method of SFAS No. 123.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model using the low end of reasonable assumptions for input variables rather than attempting to identify a best-point estimate. The option pricing model utilized the following weighted average assumptions for 2003, 2002 and 2001, respectively: risk free interest rates of 3.05% for 2003, 2.73% for 2002 and 4.5% for 2001; dividend yields of 1.2% for 2003, .75% for 2002 and .50% for 2001; volatility factors of the expected market price of our stock averaged .770 for 2003, .576 for 2002 and .766 for 2001; and a weighted average expected life of the option of 4 to 5 years for employee stock options which vest over four to five year periods with a weighted average life of 2.5 years and 1.5 years for director options which vest at the end of six months from the grant date.

     1997 Employee Stock Purchase Plan. In April 1997, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan (the Purchase Plan) and reserved 500,000 shares for issuance to eligible employees. In April 2002, the Board of Directors and stockholders approved an amendment to the Plan to increase the number of authorized shares by 500,000 shares for a total of 1,000,000 authorized thereunder. Under the Purchase Plan, employees are granted the right to purchase shares of Common Stock at a price per share that is 85% of the lesser of the fair market value of the shares at: (i) the participant’s entry date into each six-month offering period, or (ii) the end of each six-month offering period. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, we sold 58,242 shares for approximately $915,000 ($15.71 per share) to employees in 2003, 61,562 shares for approximately $972,000 ($15.80 per share) to employees in 2002, and 108,742 shares for approximately $966,000 ($8.89 per share) to employees in 2001. At December 31, 2003, 516,342 shares remained authorized under the Plan.

     Stock Option Loans. During 1999, selected officers and employees of Inter-Tel were offered loans to acquire Inter-Tel common stock. Promissory Notes were established to cover the cost of exercise of stock options, including applicable taxes, or the cost of Inter-Tel common stock purchased in the open market during May and June of 1999. The loans were interest-only notes with balloon payments due on or before March 15, 2004. Interest was charged on the loans at the mid-term applicable federal interest rate, compounded annually. Interest payments were due on or before March 15 of each anniversary beginning on March 15, 2000. The loans were recorded in our balance sheet as reductions to shareholders’ equity. The notes were full recourse loans and we retained the common stock certificates as collateral. All of the loans have been paid in full prior to the end of 2003.

NOTE M - EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31,
(In thousands, except per share amounts)	2003	2002	2001

Numerator:
Net income	$28,518	$38,637	$13,041

Denominator:
Denominator for basic earnings per share - weighted average shares	25,078	24,444	24,488
Effect of dilutive securities:
Employee and director stock options	1,395	1,420	752

Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	26,473	25,864	25,240

Basic income per share	$1.14	$1.58	$0.53

Diluted income per share	$1.08	$1.49	$0.52

     In 2003, 2002 and 2001, options to purchase 227,150; 280,580 and 577,800 shares, respectively, of Inter-Tel stock were excluded from the calculation of diluted net earnings per share because the exercise price of these options was greater than the average market price of the common shares for the respective fiscal years, and therefore the effect would have been antidilutive.

NOTE N — RETIREMENT PLANS

     We have two retirement plans for the benefit of our employees. Under our 401(k) Retirement Plan, participants may contribute on an annual basis up to the maximum amount allowed by the Internal Revenue Service. We make voluntary annual contributions to the Plan of 50% of contributions made by Plan participants of up to 6 percent of each participant’s compensation. Our matching contributions to the Plan totaled $1,627,000; $1,567,000; and $1,476,000; in 2003, 2002 and 2001, respectively.

     In 1992, we initiated an Employee Stock Ownership Plan (ESOP), advancing $500,000 to the ESOP Trust for the purpose of purchasing Common Stock of the Company. The Trust purchased 307,000 shares of Inter-Tel Common Stock in July 1992. The loan was paid in full during 1997. As the principal amount of the loan was repaid to Inter-Tel through Company annual contributions, the equivalent number of shares released were allocated to employees’ accounts to be held until retirement. Total shares so allocated were 32,380 in 1997. Contributions to the ESOP totaled $62,500 in 1997, and were based upon the historic cost of the shares purchased by the ESOP. After the final allocation of shares in 1997, the ESOP plan was “frozen,” so that all eligible participants as of July 1, 1997 became 100% vested in their accounts, regardless of length of service. No further purchases are anticipated through the ESOP, and we do not anticipate making future allocations of shares from this plan. In October 2002, our Board of Directors authorized the termination of this plan, allowing one-time rollover contributions to be made to participants in our 401(k) Retirement Plan, other qualified plans or as early taxable distributions. With the exception of a few of our former employees whom we could not locate, the Plan assets were distributed in their entirety during 2003, as allowed pursuant to a favorable determination letter that was issued by the Internal Revenue Service on January 16, 2003.

NOTE O — SEGMENT INFORMATION

     Inter-Tel adopted Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”) in the fiscal year ended December 31, 1998. SFAS 131 establishes standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decisions as to how to allocate resources and assess performance. The Company’s chief decision maker, as defined under SFAS 131, is the Chief Executive Officer.

     Prior to 2000, we had viewed our operations as principally one segment: telephone systems, telecommunications software and hardware, and related long distance calling services. These services are provided through the Company’s direct sales offices and dealer network to business customers throughout the United States, Europe, Asia, Mexico and South America. As a result, financial information disclosed previously represented substantially all of the financial information related to the Company’s principal operating segment.

     During 2000, we determined that the operations of Inter-Tel.NET, Inter-Tel’s former IP long distance subsidiary, would be separately disclosed as a business segment. The operations represented a more significant component of the consolidated operations in 2000 compared to prior years and had a significant impact on the revenues and net losses. On July 24, 2001, Inter-Tel agreed to sell 83% of Inter-Tel.NET to Comm-Services Corporation. As a result, since July 24, 2001, we have accounted for the remaining 17% Inter-Tel.NET/Comm-Services investment using the cost method of accounting. On December 30, 2001, Comm-Services entered into a merger agreement with Vianet. Inter-Tel’s 17% investment in Inter-Tel.NET/Comm-Services was converted to approximately 10% of Vianet stock. Inter-Tel will account for the remaining 10% investment in Vianet using the cost method of accounting.

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

     For the years ended December 31, we generated income from business segments, including charges, as follows:

					Resale of
					Local and
			Subtotal		Long
(In thousands, except per	Principal	Litigation	Principal	Inter-Tel.NET	Distance
share amounts)	Segment	Settlement	Segment	/Vianet	Services	Total

2003
Net sales	$335,570	$—	$335,570	$—	$38,266	$373,836
Gross profit	184,737	—	184,737	—	12,336	197,073
Operating income	38,697	—	38,697	—	5,631	44,328
Interest and other income	1,526	—	1,526	124	157	1,807
Gain on foreign currency transactions	18	—	18	—	—	18
Interest expense	(153)	—	(153)	—	(2)	(155)
Net income	$24,831	$—	$24,831	$77	$3,610	$28,518
Net income per diluted share (1)	$0.94	$—	$0.94	$—	$0.14	$1.08
Weighted average diluted shares (1)	26,473	26,473	26,473	26,473	26,473	26,473
Total assets	$341,550	$—	$341,550	$—	$18,326	$359,876
Depreciation and amortization	9,083	—	9,083	—	51	9,134

					Resale of
					Local and
			Subtotal		Long
(In thousands, except per	Principal	Litigation	Principal	Inter-Tel.NET	Distance
share amounts)	Segment	Settlement	Segment	/Vianet	Services	Total

2002
Net sales	$351,414	$—	$351,414	$—	$30,042	$381,456
Gross profit	185,847	—	185,847	—	8,626	194,473
Operating income	41,837	—	41,837	—	3,890	45,727
Interest and other income	1,772	15,516	17,288	(1,200)	164	16,252
Gain on foreign currency transactions	330	—	330	—	—	330
Interest expense	(155)	—	(155)	—	(1)	(156)
Net income (loss)	$27,371	$9,492	$36,863	$(746)	$2,520	$38,637
Net income (loss) per diluted share (1)	$1.06	$0.37	$1.43	$(0.03)	$0.10	$1.49
Weighted average diluted shares (1)	25,864	25,864	25,864	24,444	25,864	25,864
Total assets	$266,015	$—	$266,015	$—	$16,047	$282,062
Depreciation and amortization	8,574	—	8,574	—	80	8,654

			Resale of
			Local and
			Long
	Principal	Inter-Tel.NET	Distance
(In thousands, except per share amounts)	Segment	/Vianet	Services	Total

2001
Net sales	$346,094	$13,986	$25,575	$385,655
Gross profit (loss)	173,823	(5,892)	6,563	174,494
Charge (see Note B)	—	(5,357)	—	(5,357)
Operating income (loss)	30,911	(13,718)	3,231	20,424
Interest and other income	970	(1)	112	1,081
Loss on foreign currency transactions	(337)	—	—	(337)
Interest expense	(293)	(173)	(2)	(468)
Net income (loss)	$19,688	$(8,752)	$2,105	$13,041
Net income (loss) per diluted share (1)	$0.78	$(0.36)	$0.08	$0.52
Weighted average diluted shares (1)	25,240	24,488	25,240	25,240
Total assets	$215,340	$—	$12,122	$227,462
Depreciation and amortization	9,367	1,994	156	11,517

(1) Options that are antidilutive because the exercise price was greater than the average market price of the common shares are not included in the computation of diluted earnings per share when a net loss is recorded. See Note M for additional information.

     Our revenues are generated predominantly in the United States. Total revenues generated from U.S. customers totaled $362.8 million, $371.3 million, and $375.6 million, of total revenues for the years ended December 31, 2003, 2002 and 2001, respectively. Revenues from international sources were primarily generated from customers located in the United Kingdom, Europe, Asia, and Mexico. In 2003, 2002 and 2001, revenues from customers located internationally accounted for 3.0%, 2.7% and 2.6% of total revenues, respectively.

NOTE P — FINANCIAL INSTRUMENTS

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

NOTE Q — SUPPLEMENTAL CASH FLOW

	Years Ended December 31,

(In thousands)	2003	2002	2001

Cash paid for:
Interest	$156	$156	$468
Income taxes paid (received)	$(9,384)	$15,424	$(11,398)

Additional disclosure of cash flow information:
Tax benefit from stock options	$(2,321)	$(2,671)	$(263)

Changes in operating assets and liabilities:
(Increase) decrease in receivables and current net investment in sales-leases	$(6,096)	$1,907	$7,556
(Increase) decrease in inventories	(4,069)	9,759	14,647
(Increase) decrease in prepaid expenses and other assets	(2,935)	4,248	15,883
(Increase) decrease in long-term net investment in sales-leases and other assets	(6,962)	(3,448)	927
Increase (decrease) in accounts payable and other current liabilities	1,093	3,014	(18,045)

	$(18,969)	$15,480	$20,968

NOTE R — QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     A summary of the quarterly results of operations for the years ended December 31, 2003 and 2002 follows:

(In thousands, except per share amounts)
2003	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Net sales	$84,169	$95,102	$94,545	$100,020
Gross profit	$44,074	$50,250	$49,244	$53,505
Net income	$4,672	$7,269	$7,218	$9,359
Net income per share — Basic	$0.19	$0.29	$0.29	$0.37
Net income per share — Diluted	$0.18	$0.28	$0.27	$0.35
Weighted average basic common shares	24,920	24,947	25,107	25,338
Weighted average diluted common shares	26,039	25,970	26,865	27,020

2002	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Net sales	$90,070	$95,948	$96,665	$98,774
Gross profit	45,054	48,475	49,050	51,895
Litigation settlement (net of costs except for taxes)	15,302	214	—	—
Net income	15,395	7,035	7,543	8,664
Net income per share — Basic	$0.64	$0.29	$0.31	$0.35
Net income per share — Diluted	$0.60	$0.28	$0.29	$0.33
Weighted average basic common shares	24,179	24,270	24,544	24,783
Weighted average diluted common shares	25,550	25,562	26,033	26,307