Form 10-K, Exhibit 13
period 2004-12-31
INTER TEL INC
filed 2005-03-16
CIK 350066

EXHIBIT 13.0 ANNUAL REPORT TO SECURITY HOLDERS

FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors
Inter-Tel, Incorporated

We have audited the accompanying consolidated balance sheets of Inter-Tel, Incorporated and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. Our audits also included the financial statement schedule listed in the Index to consolidated financial statement and schedule. These financial statements and the schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter-Tel, Incorporated and subsidiaries at December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Inter-Tel, Incorporated’s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Phoenix, Arizona
March 10, 2005

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

(In thousands, except share amounts)

	2004	2003
ASSETS
CURRENT ASSETS
Cash and equivalents	$152,330	$115,197
Short-term investments	52,644	59,334

TOTAL CASH AND SHORT-TERM INVESTMENTS	204,974	174,531

Accounts receivable, net of allowances of $9,921 in 2004 and $11,010 in 2003	45,176	43,434
Inventories, net of allowances of $6,712 in 2004 and $6,952 in 2003	16,055	14,648
Net investment in sales-leases, net of allowances of $886 in 2004 and $749 in 2003	17,151	15,502
Income taxes receivable	4,017	8,196
Deferred income taxes	9,905	13,789
Prepaid expenses and other assets	7,194	6,432

TOTAL CURRENT ASSETS	304,472	276,532

LONG-TERM INVESTMENTS	9,900	—
PROPERTY, PLANT & EQUIPMENT	27,840	24,657
GOODWILL	19,890	17,967
PURCHASED INTANGIBLE ASSETS	10,987	8,191
NET INVESTMENT IN SALES-LEASES, net of allowances of $1,810 in 2004 and $1,985 in 2003	33,877	32,529

TOTAL ASSETS	$406,966	$359,876

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$30,801	$28,386
Other current liabilities	52,196	47,585

TOTAL CURRENT LIABILITIES	82,997	75,971

DEFERRED TAX LIABILITY	65,234	57,996
LEASE RECOURSE LIABILITY	12,241	12,020
OTHER LIABILITIES	7,063	6,584

SHAREHOLDERS’ EQUITY
Common stock, no par value-authorized 100,000,000 shares; issued – 27,161,823 shares; outstanding – 26,125,799 shares at December 31, 2004 and 25,429,642 shares at December 31, 2003.	116,598	113,960
Retained earnings	134,455	113,299
Accumulated other comprehensive income	924	1,025

	251,977	228,284
Less: Treasury stock at cost – 1,036,024 shares in 2004 and 1,732,181 shares in 2003.	(12,546)	(20,979)

TOTAL SHAREHOLDERS’ EQUITY	239,431	207,305

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$406,966	$359,876

     See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2004, 2003 and 2002

(In thousands, except per share data)

	2004	2003	2002
NET SALES
Telecommunications systems, software and related	$367,969	$330,014	$344,876
Resale of local, long distance and network services	48,924	43,822	36,580

TOTAL NET SALES	416,893	373,836	381,456

Cost of sales
Telecommunications systems, software and related	165,345	150,237	165,006
Resale of local, long distance and network services	29,973	26,526	21,977

TOTAL COST OF SALES	195,318	176,763	186,983

GROSS PROFIT	221,575	197,073	194,473

Research and development	28,815	21,978	19,340
Selling, general and administrative	139,917	128,964	128,284
Amortization of purchased intangible assets	1,867	1,803	1,122
Other charge – E-Rate settlement	9,261	—	—

	179,860	152,745	148,746

OPERATING INCOME	41,715	44,328	45,727

Litigation settlement (net of costs except for taxes)	—	—	15,516
(Write-down)/recovery of investment in Inter-Tel.NET / Vianet	—	124	(1,200)
Interest and other income	2,654	1,683	1,936
Foreign currency transaction gains (losses)	(399)	18	330
Interest expense	(118)	(155)	(156)

INCOME BEFORE INCOME TAXES	43,852	45,998	62,153

INCOME TAXES (BENEFIT)

Current	5,676	(12,784)	18,495
Deferred	11,122	30,264	5,021

	16,798	17,480	23,516

NET INCOME	$27,054	$28,518	$38,637

NET INCOME PER SHARE
Basic	$1.05	$1.14	$1.58
Diluted	$0.99	$1.08	$1.49

DIVIDENDS PER SHARE	$0.26	$0.18	$0.10

Weighted average basic common shares	25,767	25,078	24,444

Weighted average diluted common shares	27,266	26,473	25,864

See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
Years Ended December 31, 2004, 2003 and 2002

(in thousands)

					Accumulated
			Share-		Other
	Outstanding	Common	holder	Retained	Comprehensive	Treasury
	Shares	Stock	Loans	Earnings	Income (loss)	Stock	Total

Balance at December 31, 2001	24,166	$108,968	$(942)	$54,877	$151	$(36,217)	$126,837

Net income	—	—	—	38,637	—	—	38,637
Gain on currency translation	—	—	—	—	44	—	44

Comprehensive income	—	—	—	—	—	—	38,681

Stock repurchase	—	—	—	(16)	—	3	(13)
Exercise of stock options	682	—	—	(1,626)	—	8,234	6,608
Tax benefit from stock options	—	2,671	—	—	—	—	2,671
Shareholder loan repayments	—	—	604	—	—	—	604
Stock issued under ESPP	62	—	—	228	—	744	972

Dividends	—	—	—	(2,457)	—	—	(2,457)

Balance at December 31, 2002	24,910	111,639	(338)	89,643	195	(27,236)	173,903

Net income	—	—	—	28,518	—	—	28,518
Gain on currency translation	—	—	—	—	830	—	830

Comprehensive income	—	—	—	—	—	—	29,348

Stock repurchase	(8)	—	—	(58)	—	(149)	(207)
Exercise of stock options	470	—	—	(465)	—	5,701	5,236
Tax benefit from stock options	—	2,321	—	—	—	—	2,321
Shareholder loan repayments	—	—	338	—	—	—	338
Stock issued under ESPP	58	—	—	210	—	705	915

Dividends	—	—	—	(4,549)	—	—	(4,549)

Balance at December 31, 2003	25,430	113,960	—	113,299	1,025	(20,979)	207,305

Net income	—	—	—	27,054	—	—	27,054
Loss on currency translation	—	—	—	—	(101)	—	(101)

Comprehensive income	—	—	—	—	—	—	26,953

Exercise of stock options	646	—	—	380	—	7,830	8,210
Tax benefit from stock options	—	2,638	—	—	—	—	2,638
Stock issued under ESPP	50	—	—	448	—	603	1,051

Dividends	—	—	—	(6,726)	—	—	(6,726)

Balance at December 31, 2004	26,126	$116,598	$—	$134,455	$924	$(12,546)	$239,431

     See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004, 2003 and 2002

(In thousands)
	2004	2003	2002
OPERATING ACTIVITIES:
Net income	$27,054	$28,518	$38,637
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of fixed assets	7,915	7,109	7,310
Amortization of goodwill and purchased intangibles	1,867	1,803	1,122
Amortization of patents included in research and development expenses	222	222	222
Non-cash portion of other charges (recoveries)	—	(124)	1,200
Provision for losses on receivables	1,525	3,164	4,177
Provision for losses on leases	3,839	4,528	6,356
Provision for inventory valuation	1,378	991	1,526
Decrease in other liabilities	(2,380)	(3,564)	(3,937)
Loss on sale of property and equipment:	10	118	37
Deferred income tax expense	11,122	30,264	5,021
Changes in operating assets and liabilities	1,998	(18,969)	15,480

NET CASH PROVIDED BY OPERATING ACTIVITIES	54,550	54,060	77,151

INVESTING ACTIVITIES:
Purchases of available for sale short-term investments	(78,411)	(170,464)	(67,682)
Maturities and sales of available for sale short-term investments	87,100	152,046	29,766
Purchases of held-to-maturity investments	(11,900)	—	—
Additions to property and equipment and equipment held under lease	(10,705)	(7,048)	(7,600)
Proceeds from sale of property and equipment and equipment held under lease	25	76	328
Proceeds from investment in Inter-Tel.NET/Vianet	—	1,450	—
Cash used in acquisitions and other investments	(6,205)	(3,100)	(11,377)

NET CASH USED IN INVESTING ACTIVITIES	(20,096)	(27,040)	(56,565)

FINANCING ACTIVITIES:
Cash dividends paid	(6,422)	(3,756)	(2,192)
Payments on term debt	(59)	(102)	(481)
Treasury stock purchases	—	(207)	(13)
Proceeds from stock issued under the Employee Stock Purchase Plan	1,051	915	972
Proceeds from exercise of stock options, including shareholder loan repayments	8,210	5,574	7,212

NET CASH PROVIDED BY FINANCING ACTIVITIES	2,780	2,424	5,498

Effect of exchange rate changes	(101)	830	44

INCREASE IN CASH AND EQUIVALENTS	37,133	30,274	26,128

CASH AND EQUIVALENTS AT BEGINNING OF YEAR	115,197	84,923	58,795

CASH AND EQUIVALENTS AT END OF YEAR	$152,330	$115,197	$84,923

     See accompanying notes.

INTER-TEL, INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004, 2003 and 2002

NOTE A – SIGNIFICANT ACCOUNTING POLICIES

     Description of Business. Inter-Tel, incorporated in 1969, is a single point of contact, full-service provider of converged voice and data business communications systems; related networking applications; and presence management, collaboration, and messaging applications. Our diverse suite of applications includes unified communications; voice processing and unified messaging software; audio, video and Web conferencing applications; workgroup and call center management solutions; Internet Protocol (IP) telephony software; Computer Telephony Integration (CTI) applications; and other communications services. Our communications platforms include Inter-Tel 5000 Network Communications Solutions, Inter-Tel Axxess® and EncoreCX® business communication systems. We also provide managed services such as, local and long distance calling services; networking; maintenance; leasing; and support services for our products. Our customers include business enterprises, government agencies and non-profit organizations. Our common stock is quoted on the Nasdaq National Market under the symbol “INTL.”

     Principles of Consolidation. The consolidated financial statements include the accounts of Inter-Tel, Incorporated and all significant subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

     Cash and Equivalents, Short-Term Investments and Long-term Investments. Cash and equivalents include all highly liquid investments with a remaining maturity of three months or less at date of acquisition. Cash and equivalents are primarily invested in mutual funds comprised of foreign and domestic high quality dollar denominated money market instruments rated A-1 by Standard & Poor’s Ratings Group, or equivalent.

     The Company accounts for short-term and long-term investments in accordance with Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” The Company’s short-term investments are classified as available-for-sale, and have been recorded at fair value, which approximates cost. The Company’s long-term investments in debt securities have been classified as held-to-maturity and are carried at cost.

     Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Additional reserves or allowances for doubtful accounts are recorded for our sales-type leases, discussed below in “Sales-Leases.” We establish and maintain reserves against estimated losses based upon historical loss experience, past due accounts and specific account analysis. Management reviews the level of the allowances for doubtful accounts on a regular basis and adjusts the level of the allowances as needed. In evaluating our allowance we consider accounts in excess of 60 days old as well as other risks in the more current portions of the accounts included. At December 31, 2004, our allowance for doubtful accounts for accounts receivable was $9.9 million of our $55.1 million in gross accounts receivable.

     Inventories. We value our inventories at the lower of cost (principally on a standard cost basis, which approximates the first-in, first-out (FIFO) method) or market. Significant management judgment is required to determine the reserve for obsolete or excess inventory and we make our assessment primarily on a significant product-by-product basis and whether such products turned in the immediately preceding twelve-month period, adjusted for expected changes in projected sales or marketing demand. Inventory on hand may exceed future demand either because the product is outdated or obsolete, or because the amount on hand is more than can be used to meet estimated future needs. We consider criteria such as customer demand, product life-cycles, changing technologies, slow moving inventory and market conditions. We write down our excess and obsolete inventory equal to the difference between the cost of inventory and the estimated market value. In estimating our reserves for obsolescence, we primarily evaluate estimates of demand over a 12-month period and provide reserves for inventory on hand in excess of the estimated 12-month demand, as well as evaluating reserves for specific classifications of inventory, including new, used and staged inventory for specific customers. At December 31, 2004, our inventory reserves were $6.7 million of our $22.8 million gross inventories. Sales of scrap have not been significant for the years ended December 31, 2004, 2003 and 2002. We do not generally offer rights of return privileges to dealers or end users.

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

     Prior to January 1, 2002, Inter-Tel amortized goodwill over the useful life of the underlying asset, not to exceed 40 years. On January 1, 2002, Inter-Tel began accounting for goodwill under the provisions of SFAS Nos. 141 and 142 and discontinued the amortization of goodwill after January 1, 2002. As of December 31, 2004, Inter-Tel had gross goodwill of $24.9 million and accumulated amortization of $5.0 million. Inter-Tel completed five acquisitions in 2004 and one in 2003 and has not recorded any amortization for these acquisitions on amounts allocated to goodwill in accordance with SFAS No. 141.

     The Company performs an annual impairment test on Goodwill using the two-step process prescribed in SFAS No. 142. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. In addition, the Company will perform impairment tests during any reporting period in which events or changes in circumstances indicate that an impairment may have incurred. Inter-Tel performed the first step of the required impairment tests for goodwill as of December 31, 2004 and determined that goodwill is not impaired and it is not necessary to record any impairment losses related to goodwill. In 2004, $17.8 million of the Company’s goodwill, net of amortization, relates to the Company’s principal segment and $2.1 million relates to the Network Services segment. There is only one reporting unit (i.e., one component) as defined in paragraph 30 of SFAS 142 within each of the Company’s two operating segments as defined in paragraph 10 of SFAS 131. Therefore the reporting units are identical to the segments. Fair value has been determined for each segment in order to determine the recoverability of the recorded goodwill. At December 31, 2004, the Company primarily considered an allocated portion of the market capitalization for the entire Company using average common stock prices in determining that no impairment has occurred. This allocated market capitalization value far exceeded the net carrying value of the goodwill included in the financial statements. Therefore, the second step for potential impairment was unnecessary.

     The Company evaluates the remaining useful lives of its purchased intangible assets, all of which are subject to amortization, each reporting period. Any changes to estimated remaining lives prospectively effect the remaining period of amortization. In addition, the purchased intangible assets are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. A loss would be recognized for any excess of the carrying amount over the estimated fair value. As of December 31, 2004, Inter-Tel had gross purchased intangible assets of $19.1 million and accumulated amortization of $8.1 million.

     At December 31, 2004 and December 31, 2003, goodwill, net of accumulated amortization, totaled $19.9 million and $18.0 million, respectively. Other acquisition-related intangibles, net of accumulated amortization, totaled $11.0 million at December 31, 2004 and $8.2 million at December 31, 2003. Accumulated amortization through December 2004 was $13.1 million, including $5.0 million of accumulated amortization attributable to goodwill and $8.1 million of accumulated amortization of other acquisition-related intangibles. Accumulated amortization through December 31, 2003 was $11.0 million, including $5.0 million of accumulated amortization attributable to goodwill and $6.0 million of accumulated amortization of other acquisition-related intangibles. Other acquisition-related intangibles, comprised primarily of developed technology (5-10 year lives), customer lists (5 year lives) and non-competition agreements (2-5 year lives), are amortized on a straight-line basis. The useful lives for developed technology are based on the remaining lives of patents acquired or the estimated useful life of the technology, whichever is shorter. The useful lives of the customer lists are based on the expected period of value for such lists. The useful lives for non-competition agreements are based on the contractual terms of the agreements.

     Sales-Leases. For our sales-type lease accounting, we follow the guidance provided by FASB Statement No. 13, Accounting for Leases and FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – A Replacement of FASB Statement No. 125. We record the discounted present values of minimum rental payments under sales-type leases as sales, net of provisions for continuing administration and other expenses over the lease period. We record the lease sales at the time of system sale and installation pursuant to Staff Accounting Bulletin No. 104, as discussed below for sales to end user customers, and upon receipt of the executed lease documents. The costs of systems installed under these sales-leases are recorded as costs of sales. The net rental streams are sold to funding sources on a regular basis with the income streams discounted by prevailing like-term rates at the time of sale. Gains or losses resulting from the sale of net rental payments from such leases are recorded as net sales. We establish and maintain reserves against potential recourse following the resales based upon historical loss experience, past due accounts and specific account analysis. The allowance for uncollectible minimum lease payments and recourse liability at the end of the year represents reserves against the entire lease portfolio. Management reviews the adequacy of the allowance on a regular basis and adjusts the allowance as required. These reserves are either netted in the accounts receivable, current and long-term components of “Net investments in Sales-Leases” on the balance sheet, or included in long-term liabilities on our balance sheet for off-balance sheet leases.

     Income Taxes. Deferred income taxes result from temporary differences in the recognition of revenues and expenses for financial reporting and income tax purposes.

      Advertising. The cost of advertising is expensed as incurred. We incurred $373,000; $331,000; and $443,000 in advertising costs during 2004, 2003, and 2002, respectively.

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

     For shipments to dealers and other distributors, our revenues are recorded as products are shipped and services are rendered, because the sales process is complete. These shipments are primarily to third-party dealers and distributors and title passes when goods are shipped (free-on-board shipping point). Long distance services revenues are recognized as service is provided. We provide a number of incentives, promotions and awards to certain dealers and other distributors. These incentives primarily represent discounts (which are recognized as a reduction of sales), advertising allowances and awards (which are recognized as marketing expense) and management assistance (which is expensed as incurred).

     Revenues for sales of software to dealers or end-users are generally recognized upon shipment. Revenues related to software support and maintenance agreements are recognized ratably over the life of the support or maintenance agreements.

     Sales Returns. We do not generally allow sales returns either by the terms of our contracts or in practice, except for returns related to warranty provisions. Once a product has been installed or delivered, such that revenue recognition requirements have been met, it would be very unusual to take back a system. This would likely happen in the case of a collection problem, where we attempt to recover assets to reduce a bad debt, or in a dispute where we ultimately decide to take back the system rather than proceed to possible litigation. However, we allow returns for our errors (shipping the wrong product or wrong volume). Such returns have not been significant during the last 3 years. We may accept, but are under no obligation to accept a return where a customer ordered a part in error. In these unusual cases, we would charge a restocking fee, typically 25 percent of the original invoiced price.

     Warranties. We do not have a provision or accrual for warranties for either end-users or dealers since we do not manufacture our own products. Any warranties are generally passed through from our third-party manufacturers and vendors, and are generally for periods of up to 2 years.

     Extended Maintenance. End-user customers can purchase extended maintenance agreements from us beyond the 1-year warranty provided by the manufacturers. In these cases, we defer and amortize the revenue related to the extended maintenance agreement over the term of the extended agreement.

     Shipping and Handling Costs. EITF 00-10 “Accounting for Shipping and Handling Fees and Costs,” addresses the accounting for shipping and handling fees and costs. Our policy is primarily not to bill customers for shipping costs, unless the customer requests priority shipping. Such amounts are not significant to our operations. Shipping and handling costs recorded in 2004, 2003 and 2002 were approximately $1.3 million, $1.4 million, and $1.1 million, respectively, and are included in cost of sales.

     Stock Based Compensation. In 2002, the Financial Accounting Standards Board (“FASB”) issued Statement No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123” (“SFAS No. 148”), which provides alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity’s accounting policy decisions with respect to stock-based employee compensation. Finally, this statement amends APB Opinion No. 28, “Interim Financial Reporting,” to require disclosure about those effects in interim financial information. We adopted SFAS No. 148 in the fourth quarter of 2002. Since we have not changed to a fair value method of stock-based compensation, the applicable portion of this statement only affects our footnote disclosures.

     We do not recognize compensation expense relating to employee stock options because we only grant options with an exercise price equal to the fair value of the stock on the effective date of grant. At December 31, 2004, the Company has four stock-based employee and director incentive plans and an employee stock purchase plan. The Company accounts for these plans under the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. Stock-based employee compensation costs are not reflected in net income, as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant. If we had elected to recognize compensation expense using a fair value approach, and therefore determined the compensation based on the value as determined by the modified Black-Scholes option pricing model, the pro forma net income and earnings per share would have been as follows and in Note K:

	Years Ended December 31,
(in thousands, except per share data)	2004	2003	2002

Net income, as reported	$27,054	$28,518	$38,637
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(3,340)	(3,007)	(3,062)

Pro forma net income	$23,714	$25,511	$35,575

Earnings per share:
Basic – as reported	$1.05	$1.14	$1.58
Basic – pro forma	$0.92	$1.02	$1.46
Diluted – as reported	$0.99	$1.08	$1.49
Diluted – pro forma	$0.87	$0.96	$1.38

     Pro forma results disclosed are based on the provisions of SFAS 123 using the Black-Scholes option valuation model and are not likely to be representative of the effects on pro forma net income for future years.

In addition, the Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because our stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the estimating models do not necessarily provide a reliable single measure of the fair value of our stock options. See Note K for further discussion of the Company’s stock-based employee compensation.

      Foreign Currency Translation and Transactions. For our foreign operations, the local currency is the functional currency. All assets and liabilities are translated at period-end exchange rates and all income statement amounts are translated at an average of month-end rates. Adjustments resulting from this translation are recorded in accumulated other comprehensive income. Foreign currency transaction gains and losses also result from transactions denominated in a currency other than U.S. dollars; gains and losses resulting from remeasuring monetary assets and liability accounts that are denominated in currencies other than a subsidiary’s functional currency are included in other income under the caption “Foreign currency transaction gains (losses).” See Note R for additional information regarding the Lake acquisition completed subsequent to year-end.

     Contingencies. We are a party to various claims and litigation in the normal course of business. Management’s current estimated range of liability related to various claims and pending litigation is based on claims for which our management can estimate the amount and range of loss, or can estimate a minimum amount of a loss. Because of the uncertainties related to both the amount and range of loss on the remaining pending claims and litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to our claims and pending litigation, revise our estimates and accrue for any losses to the extent that they are probable and the amount is estimable. Such revisions in our estimates of the potential liability could materially impact our results of operations and financial position. However, at December 31, 2004, management did not believe that the ultimate impact of various claims and pending litigation would have a materially adverse impact on the Company.

     On January 5, 2005, the Company received court approval of a civil settlement agreement (the “Civil Settlement”) and a criminal plea agreement (the “Plea Agreement”) with the United States of America, each dated as of December 8, 2004 and disclosed on that same date. The court approval of the Civil Settlement and Plea Agreement resolves the investigation of the Department of Justice into the participation of Inter-Tel Technologies, Inc., the Company’s wholly-owned subsidiary (“Technologies”) in a federally administered “E-Rate program” to connect schools and libraries to the Internet. In connection with the Civil Settlement, Technologies agreed to pay a penalty of $6,740,450 and forego the collection of certain accounts receivable of $259,540 related to Technologies’ participation in the E-Rate program. In connection with the Plea Agreement, Technologies entered guilty pleas to charges of mail fraud and an antitrust violation. Under the Plea Agreement, Technologies agreed to pay a fine of $1,721,000 and observe a three-year probationary period, which will, among other things, require Technologies to implement a comprehensive corporate compliance program. The resolution is currently expected to cost Inter-Tel approximately $9.5 million in total, including criminal fines, civil settlement and restitution, uncompensated E-Rate work, accounts receivable forgiveness, and related remaining attorneys’ fees and other expenses. The payments constituting the primary components of the settlement are not tax deductible. The effect of the resolution on fourth quarter results of operations was a reduction to net income by approximately $9.0 million, after considering (1) accounts receivable reserves previously accrued and (2) an income tax benefit of approximately $0.3 million related to attorneys’ fees and other expenses.

     In addition, on January 21, 2005, Inter-Tel Technologies received notification from the Federal Communications Commission that the Technologies subsidiary was temporarily suspended from participation in the E-Rate program pending a proposed debarment. Technologies has contested the scope and length of the proposed debarment from the E-Rate program, but there can be no assurance that Technologies will be successful in this regard. Revenues in 2004 relating to Inter-Tel Technologies’ participation in the E-Rate program were not significant.

     Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

     Reclassifications. Certain reclassifications have been made to the 2003 and 2002 financial statements to conform to the 2004 presentation.

Recent Accounting Pronouncements

     In December 2004, the FASB issued SFAS No. 123R “Share Based Payment.” This statement is a revision to SFAS No. 123, supersedes APB No. 25, “Accounting for Stock Issued to Employees,” and amends SFAS No. 95, “Statement of Cash Flows.” This statement will require us to expense the cost of employee services received in exchange for an award of equity instruments. This statement also provides guidance on valuing and expensing these awards, as well as disclosure requirements, and is effective for the first interim reporting period that begins after June 15, 2005. SFAS No. 123R permits public companies to choose between the following two adoption methods:

1.	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date, or

3.	A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

     As permitted by SFAS No. 123, we currently account for share-based payments to employees using the APB No. 25 intrinsic value method and recognize no compensation cost for employee stock options or the employee stock purchase plan shares. As proposed, companies would be required to recognize an expense for compensation costs related to share-based payment arrangements, including stock options and employee stock purchase plans. The impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, valuation of employee stock options under SFAS No. 123R is similar to SFAS No. 123, with some exceptions. For information about what our reported results of operations and earnings per share would have been had we adopted SFAS No. 123, see the discussion under the heading “Stock Based Compensation” in Note A to the Consolidated Financial Statements. The adoption of SFAS No. 123R’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. Due to timing of the release of SFAS No. 123R, we have not yet completed the analysis of the ultimate impact that this new pronouncement will have on the results of operations, nor the method of adoption for this new standard.

NOTE B – ACQUISITIONS, TECHNOLOGY INVESTMENTS, DISPOSITIONS AND RESTRUCTURING CHARGES

     New Sales Offices in 2004. In January, July and October 2004, we acquired certain assets and assumed certain liabilities relating to the customer bases of former dealers in Nashville and Memphis, Tennessee; Greenville, South Carolina; Pittsburgh, Pennsylvania and Las Vegas, Nevada. The total assets acquired and liabilities assumed from these acquisitions were approximately $1.7 million and $0.4 million, respectively. Purchased intangibles and goodwill recorded as a result of the transactions totaled $0.9 million and $2.7 million, respectively. The goodwill is non-amortizable. The balances included in other purchased intangible assets will be amortized over a period of five years from the date of each acquisition.

     New Technology Investments in 2004. In October 2004, the Company acquired certain assets and assumed certain liabilities of Converging Technologies, Inc. The acquired assets primarily include Web-based conferencing solutions, notably Linktivity® software. Tangible assets acquired, liabilities assumed and purchased intangibles (all technology related) acquired were $0.5 million, $0.3 million and $3.0 million, respectively. The purchased intangible is being amortized over five years. Also in October 2004, the Company obtained a license of intellectual property from eDial, a division of Alcatel USA Marketing, Inc. for a total price of $1.0 million. The eDial intangible is being amortized over five years.

     New Sales Office in 2003. In connection with opening a new sales office in Philadelphia, Pennsylvania during December 2003, we acquired certain assets and assumed certain liabilities relating to a customer base of a former dealer. The total assets acquired and liabilities assumed were approximately $0.6 million and $0.9 million, respectively. Total goodwill and purchased intangibles recorded as a result of the transaction were $0.2 million and $0.1 million, respectively. The goodwill balance is non-amortizable. The balance included in the $0.1 million in other purchased intangible assets is being amortized over a period of five years.

     Technology Investment in 2003. In connection with the acquisition of the rights to certain developed technology for a capitalized purchase price of $2.25 million (included in purchased intangible assets) during the year ended December 31, 2003, the Company entered into an arrangement with the selling entity under which the selling entity would perform additional development activities on a cost reimbursement basis through August 15, 2004. Under the terms of the arrangement, the selling entity could also earn bonus payments totaling up to $1,000,000 for meeting certain development milestones. Milestone bonuses totaling $750,000 for the year ended December 31, 2004 were achieved and expensed as research and development costs. Technological feasibility of the underlying technology has not yet been achieved to provide for viable product sales. As of December 31, 2004, the remaining milestone bonus of $250,000 is dependent on future events and is not considered to be probable or reasonably estimable. The following table summarizes details of the expenses in connection with this technology investment recorded during the respective periods:

(In thousands)	2004	2003	2002

Milestone bonus payments	$750	$—	$—
Development activities on a cost reimbursement basis	665	525	—

Totals	$1,415	$525	$—

     Swan. On December 3, 2002, Inter-Tel Integrated Systems, Inc., our wholly owned subsidiary, acquired 100% of the capital stock of Swan Solutions Limited (Swan) in England and Wales, for $4.0 million in cash. $3.0 million was paid at closing, $250,000 was paid in June 2003 and $250,000 was paid in December 2003. The remaining $500,000 was subject to the achievement of five performance milestones at $100,000 each. As of June 30, 2004, portions of all five $100,000 milestones had been achieved for which $450,436 was paid to the Swan shareholders. Of this amount, the final $100,000 milestone achievement was paid during the second quarter of 2004. Payments relating to the achievement of performance milestones were capitalized and are being amortized as purchased intangible assets. In total, the Company recorded amortizable intangible technology assets totaling $3.9 million in connection with this acquisition. These technology assets are being amortized over five years. During the years ended December 31, 2004, 2003 and 2002, the amortization of purchased intangible assets from Swan was approximately $788,000, $796,000 and 57,000, respectively.

     The values for acquired developed technology were determined based on the negotiated prices paid to acquire the technology. Each of our technology acquisitions was made primarily to acquire a specific technology, rather than for the purpose of acquiring an operating company. The technologies acquired have been used to add additional features/applications to our current products, sold separately as new products or obtained primarily for use with our next generation of products.

     The weighted-average amortization period for total purchased intangibles as of December 31, 2004 and December 31, 2003 was approximately 6.8 years and 7.0 years for each period, respectively. The weighted-average amortization period as of December 31, 2004 and December 31, 2003 for developed technology was approximately 7.0 and 7.5 years for each period, respectively, and 5.0 and 4.8 years as of December 31, 2004 and 2003, respectively, for customer lists and non-compete agreements.

     Each of the acquisitions discussed above were not material business acquisitions either individually or collectively and has been accounted for using the purchase method of accounting. The results of operations of each of these acquisitions have been included in our accompanying consolidated statements of operations from the date of acquisitions.

     Inter-Tel.NET/Comm-Services/Vianet. Inter-Tel’s management has not participated in the management of Inter-Tel.NET since its partial sale in July 2001. As a result, since July 24, 2001, we have accounted for the remaining Inter-Tel.NET/Comm-Services investment using the cost method of accounting. On December 30, 2001, Comm-Services entered into a merger agreement with Vianet. Inter-Tel’s 17% investment in Comm-Services was converted to approximately 10% of Vianet stock and as a result, Vianet assumed the loan for the purchase and Inter-Tel continued to hold collateral from the former shareholders of Comm-Services until March 2003. During 2002, the net investment in the notes receivable and 10% interest in Vianet (formerly Comm-Services) was written down by $1.2 million and was recorded in other assets at a carrying value of approximately $2.5 million as of December 31, 2002, which approximated management’s estimate of the related collateral value at that time.

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

     Inter-Tel retains its ownership interest in Vianet and will account for the remaining investment interest of approximately 10% in Vianet using the cost method of accounting. At December 31, 2004 and 2003, our net investment in Vianet was recorded at no value.

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

     During the second quarter of 2000, we decided to close the primary Executone facility in Milford, Connecticut and to recognize a restructuring charge related to our exit plan and closure of the Executone operations. We have accounted for the restructuring of the Executone operations, including severance and related costs, the shut down and consolidation of the Milford facility and the impairment of assets associated with the restructuring. We finalized our plan for the exiting of activities and the involuntary termination or relocation of the employees. Accrued costs associated with this plan were estimates, although the original estimates made for the second quarter of 2000 for reserve balances have not changed significantly as of December 31, 2004.

     Exit costs associated with the closure of the Milford facility also included liabilities for building, furniture and equipment lease, and other contractual obligations. We are liable for the lease on the Milford buildings through January 14, 2005. Various other furniture, computer and equipment leases terminated on varying dates through September 2002. To date, we have entered into sublease agreements with third parties to sublease portions of the facility. The reserve for lease and other contractual obligations is identified in the table below.

     The total restructuring charge from this event totaled $50.9 million. The following table summarizes details of the restructuring charge in connection with the Executone acquisition, including the description of the type and amount of liabilities assumed, and activity in the reserve balances from the date of the charge through December 31, 2004. Activity represents payments made or amounts written off.

	(In thousands)
	Cash/						Reserve
	Non-	Restructuring	2000 and 2001	2002	2003	2004	Balance
Description	Cash	Charge	Activity	Activity	Activity	Activity	At 12/31/04

Personnel Costs:
Severance and termination costs	Cash	$(1,583)	$1,560	$20	$3	$—	$—
Other Plant closure costs	Cash	(230)	230	—	—	—	—

Lease termination and other contractual obligations (net of anticipated recovery):
Building and equipment leases	Cash	(7,444)	2,837	2,594	767	1,238	(8)
Other contractual obligations	Cash	(1,700)	1,700	—	—	—	—

Impairment of Assets:
Inventories	Non-Cash	(3,454)	1,585	1,869	—	—	—
Prepaid inventory and other expenses	Non-Cash	(2,485)	2,485	—	—	—	—
Accounts receivable	Non-Cash	(1,685)	766	88	831	—	—
Fixed assets	Non-Cash	(3,151)	2,942	53	14	26	(116)
Net intangible assets	Non-Cash	(29,184)	29,184	—	—	—	—

Total		$(50,916)	$43,289	$4,624	$1,615	$1,264	$(124)

     Included in the total Executone restructuring costs of $50.9 million is a $43.3 million restructuring charge for exit costs and asset impairment included in other charges, and $7.6 million associated with the impairment of inventories, which has accordingly been recorded as additional costs of sales.

NOTE C – SHORT-TERM AND LONG-TERM INVESTMENTS

     The Company accounts for its investments in accordance with Financial Accounting Standard No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Most of the Company’s short-term investments are classified as available-for-sale, and have been recorded at fair value, which approximates cost. Fair value has been determined to approximate cost based on broker statements. We have also historically purchased and sold similar investments at face value. The short-term investments that are classified as held-to-maturity have been recorded at cost and amortized to face value. The long-term investments, which are all classified as held-to-maturity, have been recorded at cost and amortized to face value. At December 31, 2004 and December 31, 2003, $50.6 million and $59.3 million, respectively, were recorded as short-term investments, available-for-sale. At December 31, 2004 $2.0 million were recorded as short-term investments, held-to-maturity. The Company had no assets classified as short-term investments, held-to-maturity at December 31, 2003. Short-term investments include certificates of deposit, auction rate certificates, auction rate preferred securities, municipal preferred securities, federal agency issues and mutual funds. The auction rate securities are adjustable-rate securities with dividend rates that are reset periodically by bidders through periodic “Dutch auctions” generally conducted every 7 to 49 days by a trust company or broker/dealer on behalf of the issuer. The Company believes these securities are highly liquid investments through the related auctions; however, the collateralizing securities have stated terms of up to thirty-one (31) years. At December 31, 2004, $9.9 million were recorded as long-term investments, held-to-maturity. The Company had no assets classified as long-term investments, held-to-maturity at December 31, 2003. All investment instruments are rated A or higher by Standard & Poor’s Ratings Group, or equivalent.

     The Company’s investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations and delivers an appropriate yield in relationship to the Company’s investment guidelines and market conditions.

     The following is a summary of available-for-sale and held-to-maturity securities:

		Gross	Gross
December 31, 2004		Unrealized	Unrealized	Gross Fair
(in thousands)	Cost	Gains	Losses	Value

Short-term, available-for-sale:
Equity securities	$42,148	$—	$—	$42,148
Mutual funds	6,662	—	—	6,662
Certificate of deposit	1,008	—	—	1,008
Municipal bonds	826	—	—	826

Totals	$50,644	$—	$—	$50,644

Short-term, held-to-maturity:
Federal agency issues (mature in 2005)	$2,000	$—	$18	$1,982

Totals	$2,000	$—	$18	$1,982

Long-term, held-to-maturity:
Federal agency issues (mature in 2006)	$9,900	$—	$140	$9,760

Totals	$9,900	$—	$140	$9,760

		Gross	Gross
December 31, 2004		Unrealized	Unrealized	Gross Fair
(in thousands)	Cost	Gains	Losses	Value

Short-term, available-for-sale:
Equity securities	$57,855	$—	$—	$57,855
Mutual funds	1,479	—	—	1,479

Totals	$59,334	$—	$—	$59,334

NOTE D – NET INVESTMENT IN SALES-LEASES

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

	December 31
	2004	2003	2002

Lease balances included in consolidated accounts receivable, net of allowances of $1,177 in 2004; $1,774 in 2003; and $2,562 in 2002	$6,390	$7,240	$6,470

Net investment in Sales-Leases:

Current portion, net of allowances of $886 in 2004; $749 in 2003; and $516 in 2002	17,151	15,502	13,344
Long-term portion, includes residual amounts of $510 in 2004; $652 in 2003; and $518 in 2002, net of allowances of $1,810 in 2004; $1,985 in 2003; and $1,411 in 2002	33,877	32,529	24,692

Total investment in Sales-Leases, net of allowances of $3,873 in 2004; $4,508 in 2003; and $4,489 in 2002	57,418	55,271	44,506

Sold rental payments remaining unbilled (subject to limited recourse provisions), net of allowances of $12,241 in 2004; $12,020 in 2003; and $11,125 in 2002	229,163	198,091	194,684

	December 31
	2004	2003	2002
Total balance of sales-leases and sold rental payments remaining unbilled, net of allowances	$286,581	$253,362	$239,190

Total allowances for entire lease portfolio (including limited recourse liabilities)	$16,114	$16,528	$15,614

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

	Years Ended December 31
(In thousands)	2004	2003	2002

Sales of rental payments	$113,172	$88,352	$83,141
Sold payments remaining unbilled at end of year	$241,404	$210,111	$205,809

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

     At December 31, 2004, future minimum lease payments related to the sold rental streams remaining unbilled are: 2005 — $73.4 million, 2006 — $65.0 million, 2007 – $50.2 million, 2008 — $35.6 million, 2009 — $16.6 million, thereafter — $215,000.

     At December 31, 2004, future minimum lease receipts due from customers related to the lease portfolio included in our December 31, 2004 balance sheet are: 2005 — $18.9 million, 2006 — $12.9 million, 2007 – $9.1 million, 2008 — $6.9 million, 2009 — $5.4 million, thereafter – $30,000.

NOTE E – PROPERTY, PLANT & EQUIPMENT

	December 31
(In thousands)	2004	2003

Computer systems, data processing and other office equipment	$46,397	$38,906
Transportation equipment	3,820	3,761
Furniture and fixtures	4,221	3,899
Leasehold improvements	4,673	4,501
Building	7,318	7,297
Land	2,499	2,499

	68,928	60,863
Less: Accumulated depreciation and amortization	(41,088)	(36,206)

Net property, plant & equipment	$27,840	$24,657

NOTE F – GOODWILL AND PURCHASED INTANGIBLE ASSETS

	December 31
(In thousands)	2004	2003

Goodwill	$24,915	$22,992
Less: Accumulated amortization	(5,025)	(5,025)

Net Goodwill	$19,890	$17,967

Purchased intangible assets:
Acquired developed technology	$15,517	$11,765
Customer lists and non-competition agreements	3,550	2,418

	19,067	14,183
Less: Accumulated amortization	(8,080)	(5,992)

Net Purchased intangible assets	$10,987	$8,191

     For the years ending December 31, 2005, 2006, 2007, 2008 and 2009, the estimated amortization expense on purchased intangible assets is $2.6 million, $2.5 million, $2.1 million, $1.3 million and $1.0 million, respectively.

NOTE G – OTHER CURRENT LIABILITIES

	December 31
(In thousands)	2004	2003

Compensation and employee benefits	$17,378	$18,118
Customer deposits	4,641	4,451
Restructuring charge	8	1,194
Deferred revenues	6,937	7,641
Miscellaneous taxes payable	2,842	3,331
E-Rate settlement	9,261	—
Other accrued expenses	11,129	12,850

	$52,196	$47,585

NOTE H – CREDIT LINE

     We maintain a $10 million unsecured bank credit line at prime rate to cover international letters of credit and for other purposes. The credit agreement matures June 1, 2006 and contains certain restrictions and financial covenants. At December 31, 2004, none of the credit line was committed under letter of credit arrangements.

NOTE I – LEASES

     Noncancellable operating leases are primarily for buildings. Certain of the leases contain provisions for renewal options and scheduled rent increases. Rental expense amounted to $9,381,000; $9,590,000; and $9,931,000; in 2004, 2003, and 2002, respectively, as follows:

(In thousands)	2004	2003	2002

Rental expense, gross (1)	$9,926	$9,811	$10,081
Less: Sublease receipts, gross	(545)	(221)	(150)

Net rental expense	$9,381	$9,590	$9,931

     (1) The amounts in the table above do not include rental expense in connection with the Milford, Connecticut building, which we leased in connection with our acquisition in 2000 of selected assets and assumption of certain liabilities of Executone. The Milford lease expired on January 14, 2005 and we did not renew the lease. In connection with the Executone charge taken in 2000, we included in the charge the anticipated lease costs through the lease termination date, offset by expected sublease receipts. The net rental payments in Milford (offset by sublease receipts) were $1.3 million, $2.2 million, and $2.3 million in 2004, 2003, and 2002 respectively. The total costs excluded from the gross rental expense above associated with the Milford lease totaled $2.3 million in 2004, $2.9 million in 2003 and $3.0 million 2002, offset in part by sublease receipts totaling $1.0 million, $0.8 million and $0.7 million in 2004, 2003, and 2002 respectively. Refer to “Note B – Acquisitions, Technology Investments, Dispositions and Restructuring Charges” for additional information regarding the Executone charge and building lease.

     At December 31, 2004, future minimum commitments under noncancellable leases are as follows: 2005 — $7,584,000; 2006 — $5,811,000; 2007 – $4,070,000; 2008 — $1,782,000; 2009 — $665,000.

NOTE J – INCOME TAXES

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

Significant components of our deferred tax liabilities and assets as of December 31 are as follows:

	December 31
(in thousands)	2004	2003

Deferred tax liabilities:
Lease—sales and capitalized costs	$80,921	$73,823
Write-off of Japan intercompany receivables	1,051	—
Tax over book depreciation	2,986	199
Other	3,579	5,642

Total deferred tax liabilities	88,537	79,664

Deferred tax assets:
Net operating loss carryforward	2,905	7,916
Tax credit carryforward	4,026	3,421
Insurance reserves	1,559	906
Accounts receivable reserves	3,457	3,758
Accrued vacation pay	1,906	1,652
Foreign loss carryforwards	1,051	880
In-process R&D write-off	4,852	5,428
Restructuring reserves	1,167	1,968
Lease receivable reserves	8,047	5,169
Other – net	4,238	5,239

Deferred tax assets	33,208	36,337
Less valuation reserve	—	(880)

Net deferred tax assets	33,208	35,457

Net deferred tax liabilities (total deferred tax liabilities less net deferred tax assets)	$55,329	$44,207

     The net deferred tax liabilities increased in 2004 due primarily to acceleration of fixed asset depreciation, temporary differences relating to leases in our Total Solution program and reduction of the net operating loss carryforward deferred tax asset. Effective May 6, 2003, the bonus depreciation increased from a 30% to a 50% bonus which favorably impacted the depreciation deduction for 2004 and 2003.

     The Company filed a change in accounting method with the Internal Revenue Service for the 2002 tax year to utilize accelerated depreciation for dealer leases. This depreciation deduction generated a net operating loss in 2002 that was carried back to 2001 and carried forward to 2003 and 2004. We expect the net operating loss carryforward to be fully utilized in 2005. The net operating loss created deferred tax assets, not only for the loss, but also for research credits and minimum tax credits. The company was in a slight minimum tax credit filing position for 2004 and 2003 and anticipates full utilization of the credits in 2005.

     During 2004, 2003 and 2002, we recorded income of $1,718,000; $1,037,000; and $295,000; respectively, from foreign operations. At December 31, 2004, we had foreign loss carryforwards of approximately $2,627,000 and expired losses of $235,000. In the fourth quarter of 2004, the Company’s management decided to shut down the operations in Japan. Due to the anticipated recognition of income by Japan for forgiveness of debt in 2005, Japan will utilize its net operating losses. The 2004 valuation allowance was reduced to zero and the tax benefit was recognized. The Company also recognized a tax benefit for the write-off of the Japanese investment in the amount of $550,000 in 2004.

     Federal and state income taxes consisted of the following:

(In thousands)	2004	2003	2002

Federal	$14,247	$15,126	$20,206
State	2,472	1,620	2,584
Foreign	79	734	726

	$16,798	$17,480	$23,516

     The principal reasons for the difference between total income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to income before taxes are as follows:

	2004	2003	2002

Federal tax at statutory rates applied to pre-tax income	35.0%	35.0%	35.0%
State tax net of federal benefit	3.7	2.3	2.1
Credit for research activities	(1.6)	(1.1)	(1.2)
Write-off of Japan	(3.4)	—	—
E-rate settlement	6.8	—	—
Tax exempt interest	(1.5)	(1.4)	—
Other – net	(0.7)	3.2	2.1

	38.3%	38.0%	38.0%

     The E-rate settlement of $9.5 million, further described in Note A to the Consolidated Financial Statements, consisted primarily of nondeductible fines and penalties. The non-deductibility of these fines and penalties also unfavorably impacted the state effective tax rate.

     The write off of Japan consists of the recognition of the valuation allowance and 2004 Japanese loss as well as a tax benefit for the write off of the investment. The company will write off an estimated $2.8 million of intercompany receivables for which the Japanese subsidiary will have corresponding income for the forgiveness of debt. This income will be offset by net operating loss carryforwards. The tax benefit is 3.4% or approximately $1.5 million. In prior years the tax benefit of the Japanese operations were offset by a valuation allowance due to historical losses and an inability to project future income by management.

     Undistributed earnings of the Company’s foreign subsidiaries totaling approximately $4.3 million and $1.9 million as of December 31, 2004 and 2003, respectively, are considered by the Company to be permanently reinvested; accordingly, deferred income taxes have not been provided on these earnings. Determining the tax liability that would arise if these earnings were remitted is not practicable. The amount would depend on a number of factors, including the amount of the earnings distributed and whether the U.S. operations were generating profits or losses.

     The Company believes that it maintains adequate tax reserves to offset the potential liabilities that may arise upon audit. If such reserves ultimately prove to be unnecessary, the resulting reversal of such reserves would result in tax benefits being recorded in the period the reserves are no longer deemed necessary. If such reserves ultimately prove to be less than the ultimate assessment, a future charge to expense would result. The Company has included reserves for potential losses in deferred income tax liabilities.

NOTE K – EQUITY TRANSACTIONS

     Treasury Stock. During the first quarter of 2001, we initiated a stock repurchase program under which the Board of Directors authorized the repurchase of up to 4,000,000 shares of Inter-Tel Common Stock. We did not repurchase shares during 2004. However, under this and prior authorizations, we repurchased 8,271 and 662 shares during 2003 and 2002, respectively, expending $207,000 and $13,000 to repurchase shares for cash pay-outs to former employees in place of ESOP share distributions during 2003 and 2002, respectively. During 2001, we expended approximately $28.9 million for stock repurchases, which was funded primarily through existing cash balances. We reissued approximately 696,000, 529,000 and 743,000 shares in 2004, 2003 and 2002, respectively, through stock option and employee stock purchase plan exercises and issuances. The proceeds received for the stock reissued were greater than our total cost basis. Accordingly, the difference was recorded as an increase to retained earnings. Attached below is a summary of treasury share activity for the past three years.

Treasury shares	2004	2003	2002

Balance on January 1	1,732,181	2,252,840	2,995,393
Stock repurchases, including ESOP	—	8,271	662
Shares reissued	(696,157)	(528,930)	(743,215)

Balance on December 31	1,036,024	1,732,181	2,252,840

     Board Authorization to Repurchase up to $75 Million of Inter-Tel Stock. In February 2005, Inter-Tel announced that its board of directors approved a stock repurchase program, with no stated expiration date, in which Inter-Tel may purchase up to $75 million of its Common Stock in the open market from time to time, depending upon general market conditions, the Company’s share price, the level of employee stock option exercises, the level of employee stock purchase plan purchases, the availability of funds and other factors.

     Dividend Policy. Since December 31, 1997, we have paid quarterly cash dividends (the “cash dividend”) for every share of Common Stock to shareholders of record. Dividend payments commence on or about 15 days after the end of each fiscal quarter. Our Board of Directors has periodically increased the cash dividend and attached below is a summary of our dividends accrued and paid since December 31, 1997, the date we first declared cash dividends on our Common Stock.

Period	Q1	Q2	Q3	Q4	Totals

1997	—	—	—	$0.01	$0.01
1998	$0.01	$0.01	$0.01	$0.01	$0.04
1999	$0.01	$0.01	$0.01	$0.01	$0.04
2000	$0.01	$0.01	$0.01	$0.01	$0.04
2001	$0.01	$0.01	$0.01	$0.02	$0.05
2002	$0.02	$0.02	$0.03	$0.03	$0.10
2003	$0.03	$0.03	$0.06	$0.06	$0.18
2004	$0.06	$0.06	$0.07	$0.07	$0.26

     Increase to Quarterly Dividend and One-Time Special Dividend. Inter-Tel’s board of directors also made two dividend announcements in February 2005 affecting dividends:

•	Increase of Inter-Tel’s quarterly dividend by 14.3% from $0.07 per share per quarter (total of $0.28 per share per year) to $0.08 per share per quarter (total of $0.32 per share per year). The increase will be effective beginning the first dividend payment made in April 2005 for shareholders of record at March 31, 2005, and will continue in effect unless canceled or revised by the board of directors.

•	One-time special dividend of $1.00 per share effective for shareholders of record at March 31, 2005 and paid on or about April 15, 2005.

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

     On February 27, 2001 our Board of Directors authorized an amendment to the 1997 Long Term Plan, approved by the stockholders, that provides for an automatic increase in the number of shares of Common Stock reserved thereunder on the first day of each fiscal year equal to the lesser of (a) 2.5% of the outstanding shares on that date, (b) 750,000 shares (subject to appropriate adjustment for all stock splits, dividends, subdivisions, combinations, recapitalizations and like transactions) or (c) a lesser amount as determined by the Board of Directors (the “Renewal Feature”). Based on shares outstanding at January 1 and as approved each year by our Board of Directors for each of the respective periods noted below, the Renewal Feature provided for increases in the number of shares available for issuance under the 1997 Long Term Plan, as follows:

Year	Shares

2002	604,161
2003	622,725
2004	635,741
2005	653,145

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

     Option activity for the past three years under all plans is as follows:

(Number of shares)	Years Ended December 31,
(Number of shares)	2004	2003	2002

Outstanding at beginning of year	4,416,131	4,188,641	4,567,945
Granted	484,000	879,950	608,000
Exercised (1)	(649,543)	(476,410)	(710,304)
Expired or canceled	(126,470)	(176,050)	(277,000)

Outstanding at end of year	4,124,118	4,416,131	4,188,641

Exercisable at end of year	2,002,768	1,877,151	1,628,533

Weighted-average grant price of options granted	$14.88	$13.66	$13.40
Weighted-average fair value (FAS 123) of options granted during the year	$10.38	$7.04	$9.32

(1)	The difference between shares exercised in the table above and shares exercised as reflected in the Consolidated Statements of Shareholders’ Equity relates to mature shares tendered in connection with the shares exercised. The Company permits the tendering of mature shares to exercise stock options provided that the shares have been held for six months or more. Mature shares tendered for the years ended December 31, 2004, 2003 and 2002 were 3,144, 5,722 and 29,349 shares, respectively.

     At December 31, 2004, we have reserved 4,957,805 shares of Common Stock for issuance in connection with the stock option plans.

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

     The following table summarizes information about stock options outstanding at December 31, 2004:

	Number	Weighted-Average	Weighted
Range of	Outstanding	Remaining	Average
Exercise Price	at 12-31-04	Contractual Life	Exercise Price

$2.24 - $5.24	379	1 years	$2.24
$5.25 - $7.68	67,250	2 years	$6.38
$7.69 - $15.12	2,518,870	6 years	$11.01
$15.13 - $43.44	1,537,619	7 years	$21.59

     The following table summarizes information about stock options exercisable at December 31, 2004:

	Number	Weighted-Average	Weighted
Range of	Exercisable	Remaining	Average
Exercise Price	at 12-31-04	Contractual Life	Exercise Price

$2.24 - $5.24	379	1 years	$2.24
$5.25 - $7.68	67,250	2 years	$6.38
$7.69 - $15.12	1,252,570	6 years	$10.32
$15.13 - $43.44	682,569	7 years	$21.41

     During 2004, the weighted average exercise price of options granted, exercised, and expired or canceled was $23.75, $12.79 and $16.85, respectively.

     Pro forma information regarding net income and net income per share, as disclosed in Note A, has been determined as if the Company had accounted for its employee stock-based compensation plans under the fair value method of SFAS No. 123.

     The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model using the low end of reasonable assumptions for input variables rather than attempting to identify a best-point estimate. The option pricing model utilized the following weighted average assumptions for 2004, 2003 and 2002, respectively: risk free interest rates of 3.29% for 2004, 3.05% for 2003 and 2.73% for 2002; dividend yields of 0.93% for 2004, 1.2% for 2003 and 0.75% for 2002; volatility factors of the expected market price of our stock averaged 0.478 for 2004, 0.560 for 2003 and 0.576 for 2002. Employee stock options vest over four to five year periods and director options vest at the end of six months from the grant date.

     1997 Employee Stock Purchase Plan. In April 1997, the Board of Directors and stockholders adopted the Employee Stock Purchase Plan (the Purchase Plan) and reserved 500,000 shares for issuance to eligible employees. In April 2002, the Board of Directors and stockholders approved an amendment to the Plan to increase the number of authorized shares by 500,000 shares for a total of 1,000,000 authorized thereunder. Under the Purchase Plan, employees are granted the right to purchase shares of Common Stock at a price per share that is 85% of the lesser of the fair market value of the shares at: (i) the participant’s entry date into each six-month offering period, or (ii) the end of each six-month offering period. Employees may designate up to 10% of their compensation for the purchase of stock. Under the Plan, we sold 49,758 shares for approximately $1,051,000 ($21.13 per share) to employees in 2004, 58,242 shares for approximately $915,000 ($15.71 per share) to employees in 2003, and 61,562 shares for approximately $972,000 ($15.80 per share) to employees in 2002. At December 31, 2004, 466,584 shares remained authorized under the Plan.

     Stock Option Loans. During 1999, selected officers and employees of Inter-Tel were offered loans to acquire Inter-Tel common stock. Promissory Notes were established to cover the cost of exercise of stock options, including applicable taxes, or the cost of Inter-Tel common stock purchased in the open market during May and June of 1999. The loans were interest-only notes with balloon payments due on or before March 15, 2004. Interest was charged on the loans at the mid-term applicable federal interest rate, compounded annually. Interest payments were due on or before March 15 of each anniversary beginning on March 15, 2000. The loans were recorded in our balance sheet as reductions to shareholders’ equity. The notes were full recourse loans and we retained the common stock certificates as collateral. All of the loans were paid in full prior to the end of 2003.

NOTE L – EARNINGS PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31,
(In thousands, except per share amounts)	2004	2003	2002

Numerator:
Net income	$27,054	$28,518	$38,637

Denominator:
Denominator for basic earnings per share – weighted average shares	25,767	25,078	24,444
Effect of dilutive securities:
Employee and director stock options	1,499	1,395	1,420

Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	27,266	26,473	25,864

Basic income per share	$1.05	$1.14	$1.58

Diluted income per share	$0.99	$1.08	$1.49

     In 2004, 2003 and 2002, options to purchase 201,000; 227,150; and 280,580 shares, respectively, of Inter-Tel stock were excluded from the calculation of diluted net earnings per share because the exercise price of these options was greater than the average market price of the common shares for the respective fiscal years, and therefore the effect would have been antidilutive.

NOTE M – RETIREMENT PLANS

     Inter-Tel maintains retirement plans for the benefit of our employees. Under our 401(k) Retirement Plan, participants may contribute on an annual basis up to the maximum amount allowed by the Internal Revenue Service. We make voluntary annual contributions to the Plan of 50% of contributions made by Plan participants of up to 6 percent of each participant’s compensation. Our matching contributions to the Plan totaled $1,861,000; $1,627,000; and $1,567,000; in 2004, 2003 and 2002, respectively.

     In 1992, we initiated an Employee Stock Ownership Plan (ESOP), advancing $500,000 to the ESOP Trust for the purpose of purchasing Common Stock of the Company. The Trust purchased 307,000 shares of Inter-Tel Common Stock in July 1992 and the loan was paid in full during 1997. As the principal amount of the loan was repaid to Inter-Tel through Company annual contributions, the equivalent number of shares released was allocated to employees’ accounts to be held until retirement. Total shares so allocated were 32,380 in 1997. After the final allocation of shares in 1997, the ESOP plan was “frozen,” so that all eligible participants as of July 1, 1997 became 100% vested in their accounts, regardless of length of service. In October 2002, our Board of Directors authorized the termination of this plan, requiring the shares in the ESOP to be distributed as one-time rollover contributions to accounts in our 401(k) Retirement Plan, or to other qualified plans or as early taxable distributions. With the exception of a few of our former employees whom we could not locate, the Plan assets were distributed in their entirety during 2003, as allowed pursuant to a favorable determination letter that was issued by the Internal Revenue Service on January 16, 2003.

NOTE N – SEGMENT INFORMATION

     Inter-Tel follows Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS 131”). SFAS 131 established standards for reporting information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in interim financial reports issued to stockholders. SFAS 131 also established standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision-making group, in making decisions as to how to allocate resources and assess performance. The Company’s chief decision maker, as defined under SFAS 131, is the Chief Executive Officer.

     We view our operations as primarily composed of two segments: (1) our principal segment, which includes sales of telephone systems, telecommunications software, hardware and related services, and (2) network services, including resale of local and long distance calling services, voice circuits and data circuits through NetSolutions®, as well as commissions earned by Network Services Agency, our division serving as an agent selling local and network services such as T-1 access, frame relay and other voice and data circuit services on behalf of Regional Bell Operating Companies (RBOCs) and local exchange carriers (collectively, “Network Services”). Sales of these systems, software, related services and Network Services are provided through the Company’s direct sales offices and dealer network to business customers in North America, and in parts of Europe, South Africa and Asia. As a result, financial information disclosed represents substantially all of the financial information related to the Company’s two principal operating segments. Results of operations for the Network Services segment, if the operations were not included as part of the consolidated group, could differ materially, as the operations are integral to the total telephony solution offered by us to our customers.

     For the years ended December 31, we generated income from business segments, including charges, as follows:

	Principal			Resale of
	Segment			Local,Long
	(excluding		Subtotal	Distance and
(In thousands, except	E-Rate	E-Rate	Principal	Network
per share amounts)	Settlement)	Settlement	Segment	Services	Total

2004
Net sales	$367,969	$—	$367,969	$48,924	$416,893
Gross profit	202,624	—	202,624	18,951	221,575
Operating income	43,177	(9,261)	33,916	7,799	41,715
Interest and other income	2,463	—	2,463	191	2,654
Loss on foreign currency transactions	(399)	—	(399)	—	(399)
Interest expense	(109)	—	(109)	(9)	(118)
Net income	$30,525	$(8,957)	$21,568	$5,486	$27,054
Net income per diluted share (1)	$1.12	$(0.33)	$0.79	$0.20	$0.99
Weighted average diluted shares (1)	27,266	27,266	27,266	27,266	27,266
Goodwill	17,755	—	17,755	2,135	19,890
Total assets	$397,901	$—	$397,901	$9,065	$406,966
Depreciation and amortization	$9,897	$—	$9,897	$107	$10,004

	Principal Segment
	(excluding				Resale of Local,
(In thousands, except per	Litigation	Litigation	Subtotal Principal	Inter-Tel.NET	Long Distance and
share amounts)	Settlement)	Settlement	Segment	/Vianet	Network Services	Total

2003
Net sales	$330,014	$—	$330,014	$—	$43,822	$373,836
Gross profit	179,777	—	179,777	—	17,296	197,073
Operating income	37,379	—	37,379	—	6,949	44,328
Interest and other income	1,526	—	1,526	124	157	1,807
Gain on foreign currency transactions	18	—	18	—	—	18
Interest expense	(153)	—	(153)	—	(2)	(155)
Net income	$24,009	$—	$24,009	$77	$4,432	$28,518
Net income per diluted share (1)	$0.91	$—	$0.91	$—	$0.17	$1.08
Weighted average diluted shares (1)	26,473	26,473	26,473	26,473	26,473	26,473
Goodwill	15,832	—	15,832	—	2,135	17,967
Total assets	$338,637	$—	$338,637	$—	$21,239	$359,876
Depreciation and amortization	8,973	—	8,973	—	161	9,134

	Principal Segment
	(excluding				Resale of Local,
(In thousands, except per	Litigation	Litigation	Subtotal Principal	Inter-Tel.NET	Long Distance and
share amounts)	Settlement)	Settlement	Segment	/Vianet	Network Services	Total

2002
Net sales	$344,876	$—	$344,876	$—	$36,580	$381,456
Gross profit	179,869	—	179,869	—	14,604	194,473
Operating income	40,356	—	40,356	—	5,371	45,727
Interest and other income	1,772	15,516	17,288	(1,200)	164	16,252
Gain on foreign currency transactions	330	—	330	—	—	330
Interest expense	(155)	—	(155)	—	(1)	(156)
Net income (loss)	$25,891	$9,492	$35,383	$(746)	$4,000	$38,637

	Principal Segment
	(excluding				Resale of Local,
(In thousands, except per	Litigation	Litigation	Subtotal Principal	Inter-Tel.NET	Long Distance and
share amounts)	Settlement)	Settlement	Segment	/Vianet	Network Services	Total
Net income (loss) per diluted share (1)	$1.00	$0.37	$1.37	$(0.03)	$0.15	$1.49
Weighted average diluted shares (1)	25,864	25,864	25,864	25,864	25,864	25,864
Goodwill	15,511	—	15,511	—	2,135	17,646
Total assets	$263,405	$—	$263,405	$—	$18,657	$282,062
Depreciation and amortization	8,464	—	8,464	—	190	8,654

(1)	Options that are antidilutive because the exercise price was greater than the average market price of the common shares are not included in the computation of diluted earnings per share. See Note L for additional information.

     Our revenues are generated predominantly in the United States. Total revenues generated from U.S. customers totaled $403.7 million, $362.8 million and $371.3 million, of total revenues for the years ended December 31, 2004, 2003 and 2002, respectively. Revenues from international sources were primarily generated from customers located in the United Kingdom, Europe, Asia, and Mexico. In 2004, 2003 and 2002, revenues from customers located internationally accounted for 3.2%, 3.0% and 2.7% of total revenues, respectively. Our applicable long-lived assets at December 31, 2004, included Property, Plant & Equipment; Goodwill; and Purchased Intangible Assets. The net amount located in the United States was $56.1 million and the amount in foreign countries was $2.6 million at December 31, 2004. The net amount located in the United States was $47.3 million and the amount in foreign countries was $3.5 million at December 31, 2003.

NOTE O – FINANCIAL INSTRUMENTS

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

NOTE P – SUPPLEMENTAL CASH FLOW

	Years Ended December 31,
(In thousands)	2004	2003	2002
Cash paid for:
Interest	$118	$155	$156
Income taxes paid (received)	$(1,156)	$(9,384)	$15,424

Additional disclosure of cash flow information:
Tax benefit from stock options	$(2,638)	$(2,321)	$(2,671)

Changes in operating assets and liabilities:
(Increase) decrease in receivables and current net investment in sales-leases	$(4,444)	$(6,096)	$1,907
(Increase) decrease in inventories	(2,192)	(4,069)	9,759
(Increase) decrease in prepaid expenses and other assets	5,933	(2,935)	4,248
Increase in long-term net investment in sales-leases and other assets	(1,809)	(6,962)	(3,448)
Increase in accounts payable and other current liabilities	4,510	1,093	3,014

	$1,998	$(18,969)	$15,480

NOTE Q – QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     A summary of the quarterly results of operations for the years ended December 31, 2004 and 2003 follows (quarterly amounts may not add to the year-end totals due to rounding):

     (In thousands, except per share amounts)

2004	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Net sales	$98,031	$102,908	$105,506	$110,448
Gross profit	$52,098	$54,299	$55,934	$59,244
E–Rate settlement (pre-tax)	$—	$—	$—	$9,261
Net income	$6,820	$8,117	$9,206	$2,911
Net income per share—Basic	$0.27	$0.32	$0.36	$0.11
Net income per share—Diluted	$0.25	$0.30	$0.34	$0.11
Weighted average basic common shares	25,543	25,715	25,816	25,994
Weighted average diluted common shares	27,350	27,262	26,944	27,509

2003	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr

Net sales	$84,169	$95,102	$94,545	$100,020
Gross profit	$44,074	$50,250	$49,244	$53,505
Net income	$4,672	$7,269	$7,218	$9,359
Net income per share—Basic	$0.19	$0.29	$0.29	$0.37
Net income per share—Diluted	$0.18	$0.28	$0.27	$0.35
Weighted average basic common shares	24,920	24,947	25,107	25,338
Weighted average diluted common shares	26,039	25,970	26,865	27,020

NOTE R – SUBSEQUENT EVENT

     On February 28, 2005, Inter-Tel Lake Ltd, a wholly owned Irish subsidiary of Inter-Tel Incorporated (“Inter-Tel”) executed an agreement for the purchase of 100% of the issued share capital of Lake Communications Limited and certain affiliated entities (collectively, “Lake”) for $28.0 million, plus an earn-out of up to $17.6 million based upon certain targets relating to operating results for Lake through the first eighteen months following the closing date of the transaction. The transaction closed out of escrow on March 4, 2005 upon the release from escrow of closing documentation. Lake, based in Dublin, Ireland, is a provider of converged communications products in the under 40 user market, including EncoreCX® products currently being distributed by Inter-Tel in the United States. Lake designs and develops its products for sale through a distribution network of telecom operators and distributors, including Inter-Tel in the United States. Lake outsources its manufacturing to third-party suppliers. For more than a year, Lake has sold certain communications products to the Company in the ordinary course of its business.