Form 10-K, Exhibit 13
period 2005-12-31
INTER TEL INC
filed 2006-03-16
CIK 350066

EXHIBIT 13.0 ANNUAL REPORT TO SECURITY HOLDERS
FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Inter-Tel, Incorporated
We have audited the accompanying consolidated balance sheets of Inter-Tel, Incorporated and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the index at Item 15(a)2. These financial statements and the schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and schedule based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Inter-Tel, Incorporated and subsidiaries at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.
As described in Note A, “Restatement of Previously Issued Financial Statements,” the Company has restated previously issued financial statements as of December 31, 2004 and for the years ended December 31, 2004 and 2003 and beginning retained earnings as of January 1, 2003.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Inter-Tel, Incorporated’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control¯Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Phoenix, Arizona
March 10, 2006